Form 40-F
period 2011-03-31
SMART Technologies Inc.
filed 2011-06-29
CIK 1489147

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2011

Commission File Number: 001-34798

SMART TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	3577	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3636 Research Road N.W.

Calgary, Alberta Canada T2L 1Y1

(403) 245-0333

(Address and telephone number of Registrant’s principal executive offices)

SMART Technologies Corporation

1655 North Fort Myer Dr., Suite 1120

Arlington, VA 22209

(866) 766-6927

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Subordinate Voting Shares Class B Shares	NASDAQ Global Select Market Not Listed

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 44,308,596 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares outstanding as of March 31, 2011.

Indicate by check mark whether the Registrant filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, please indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐         No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐         No ☐

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2011, filed as part of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended March 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Michael J. Mueller, Robert C. Hagerty and David B. Sutcliffe.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Michael J. Mueller, a member of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Michael J. Mueller, Robert C. Hagerty and David B. Sutcliffe is independent, as that term is defined by NASDAQ’s corporate governance standards applicable to the Registrant. The Commission has indicated that the designation of Michael J. Mueller as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The registrant has adopted a Code of Conduct applicable to all directors and employees of the registrant. The Chief Executive Officer of the registrant (“CEO”) and all senior financial officers, including the Chief Financial Officer and principal accounting officer of the registrant, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Conduct, the registrant has adopted a code of ethics applicable to the CEO and senior financial officers. The full text of the Code of Conduct and the Code of Ethics is available on our website at www.smarttechnologies.com.

ADDITIONAL DISCLOSURE

Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of the Registrant’s code of ethics, principal accountant fees and services and pre-approval policies and procedures, is included in the Annual Information Form contained in Exhibit 99.1. Disclosure regarding the Registrant’s contractual obligations and off-balance sheet arrangements is included in the Management’s Discussion and Analysis contained in Exhibit 99.2.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011	SMART TECHNOLOGIES INC.

	By:	/s/ G.A. (Drew) Fitch
		Name:	G.A. (Drew) Fitch
		Title:	Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended March 31, 2011.

99.2	Management’s Discussion and Analysis.

99.3	Consolidated Financial Statements of SMART Technologies Inc., including the Auditors’ Reports.

99.4	Consent of Independent Registered Public Accounting Firm.

99.5	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.6	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Executive Officer pursuant to SOX 302

99.8	Certification of Chief Financial Officer pursuant to SOX 302