Form 40-F
period 2012-03-31
SMART Technologies Inc.
filed 2012-06-22
CIK 1489147

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2012

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

There were 41,981,110 Class A Subordinate Voting Shares, 79,464,195 Class B Shares and no Preferred Shares outstanding as of March 31, 2012.

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

Yes  ☒    No   ☐

ANNUAL INFORMATION FORM; MANAGEMENT’S DISCUSSION AND ANALYSIS AND AUDITED

ANNUAL FINANCIAL STATEMENTS

The Registrant’s Annual Information Form for the year ended March 31, 2012 is attached hereto as Exhibit 99.1 (the “Annual Information Form”), and is incorporated by reference herein. The Registrant’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2012, is attached hereto as Exhibit 99.2 (the “MD&A”) and is incorporated by reference herein. The Registrant’s audited annual financial statements for the fiscal year ended March 31, 2012, together with the auditors reports thereon, are attached hereto as Exhibit 99.3 (the “Financial Statements”), and are incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures and Internal Controls – Disclosure Controls and Procedures” contained in the MD&A.

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the section entitled “Disclosure Controls and Procedures & Internal Controls – Management’s Report on Internal Control Over Financial Reporting” contained in the MD&A. The attestation report of KPMG LLP (“KPMG”) is included in KPMG’s report, dated May 17, 2012, to the shareholders of the Registrant, which is included in the Financial Statements.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended March 31, 2012, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The registrant has adopted a Code of Conduct applicable to all directors and employees of the registrant. The Chief Executive Officer of the registrant (“CEO”) and all senior financial officers, including the Chief Financial Officer and principal accounting officer of the registrant, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Conduct, the registrant has adopted a code of ethics applicable to the CEO and senior financial officers. The full text of the Code of Conduct and the Code of Ethics is available on our website at www.smarttech.com.

ADDITIONAL DISCLOSURE

Certain disclosure regarding the corporate governance practices of the Registrant, including disclosure of principal accountant fees and services and pre-approval policies and procedures, is included in the Annual Information Form. Disclosure regarding the Registrant’s contractual obligations and off-balance sheet arrangements is included in the MD&A.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NASDAQ CORPORATE GOVERNANCE STANDARDS

A summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards is available on the Registrant’s website at www.smarttech.com.

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

Date: June 22, 2012	SMART TECHNOLOGIES INC.

	By:	/s/ G.A. (Drew) Fitch
Name: G.A. (Drew) Fitch
Title: Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended March 31, 2012.

99.2	Management’s Discussion and Analysis.

99.3	Consolidated Financial Statements of SMART Technologies Inc., including the Auditors’ Reports.

99.4	Consent of Independent Registered Public Accounting Firm.

99.5	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.6	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

99.8	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

101	Interactive Data File