Form 20-F
period 2013-03-31
SMART Technologies Inc.
filed 2013-06-27
CIK 1489147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 AS AMENDED

Date of event requiring this shell company report

Commission file number: 001-34798

SMART TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

3636 Research Road N.W., Calgary, Alberta Canada T2L 1Y1

(Address of principal executive offices)

Jeffrey A. Losch

(403) 245-0333

JeffLosch@smarttech.com

3636 Research Road N.W., Calgary, Alberta Canada T2L 1Y1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A Subordinate Voting Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

41,521,171 Class A Subordinate Voting Shares as of March 31, 2013

79,464,195 Class B Shares as of March 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SMART TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

i

ii

GENERAL INTERPRETATION MATTERS

Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2013, we mean our fiscal year ended March 31, 2013. Unless otherwise indicated, all references to “$” and “dollars” in this annual report mean United States (“U.S.”) dollars. is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response™, SMART Notebook™, SMART Meeting Pro™, LightRaise™, SMART Table®, SMART Podium™, SMART Exchange™, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this annual report contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	changes to our business model;

•	our substantial debt could adversely affect our financial condition;

•	our inability to service our indebtedness;

•	our ability to enhance current products and develop and introduce new products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	possible changes in the demand for our products;

•	our ability to maintain sales in developed markets that are more saturated;

•	our ability to grow our sales in foreign markets;

•	the development of the market for interactive learning and collaboration products;

•	the potential negative impact of product defects;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to attract, retain and motivate qualified personnel;

•	uncertainty or disruptions as a result of changes in our senior management;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to manage our systems, procedures and controls;

•	our ability to protect our brand;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to achieve the benefits from and integrate the operations of businesses we acquire;

•	our ability to achieve the benefits of strategic partnerships;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage cash flow, foreign exchange risk and working capital;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. The foregoing list should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this annual report, including the section entitled “Risk Factors.” Although we believe that the assumptions inherent in the forward-looking statements contained in this annual report are reasonable, undue reliance should not be placed on these statements, which apply only as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share is based on information from independent industry organizations such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report referred to in this annual report is the Interactive Whiteboards and Interactive Flat Panel Displays in the Education and Corporate Sectors: Quarterly Market Track—Quarter 1, 2013. “Interactive display” in the Futuresource report collectively refers to the product categories of interactive whiteboards and interactive flat panels.

Unless otherwise indicated, management estimates are derived from publicly-available information released by independent industry analysts and third-party sources, as well as data from our internal research and historical experience, and are based on assumptions made by us based on such data and our knowledge of our industry and markets, which we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any of the third-party information to which we refer. While we believe the market position, market opportunity and market share information included in this annual report are generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections of this annual report entitled “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause our results to differ materially from those we have anticipated based on our estimates and those made by independent industry analysts and third-party sources that we take into account when making our estimates.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected financial data as of and for each of the years in the five-year period ended March 31, 2013 is derived from our audited consolidated financial statements. The selected financial data should be read in conjunction with the Company’s operating and financial review and prospects in Item 5 of this annual report, the consolidated financial statements and related notes in Item 18 of this annual report, and other financial information included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2013	2012	2011	2010	2009
	(in thousands of U.S. dollars, except shares and per share data)
Consolidated Statements of Operations Data
Revenue	589,370	745,800	790,055	647,975	468,156
Operating (loss) income	(46,015)	60,564	124,756	133,176	69,424
Net (loss) income	(54,495)	31,044	68,846	142,032	(106,657)

(Loss) earnings per share
Basic	(0.45)	0.25	0.53	0.81	(0.63)
Diluted	(0.45)	0.25	0.53	0.81	(0.63)
Weighted-average number of shares outstanding
Basic	120,744,832	122,726,275	130,775,288	176,322,584	170,096,497
Diluted	120,774,832	123,370,043	130,775,288	176,322,584	170,096,497

Consolidated Balance Sheet Data
Total assets	473,186	539,565	546,223	528,094	300,543
Net assets	(61,016)	(11,609)	(43,273)	(694,315)	(682,333)
Long-term debt (including current portion)	288,225	291,275	339,325	997,798	823,611
Share capital(1)	692,270	696,399	721,819	161,274	160,247
Period end number of shares outstanding	120,985,366	121,445,305	123,772,791	181,053,688	170,096,497

(1)	The Company is authorized to issue Class A Subordinate Voting Shares and Class B Shares. Each Class A Subordinate Voting Share entitles its holder to one vote, and each Class B Share entitles its holder to 10 votes. Within this annual report, the term “Shares” refers to Class A Subordinate Voting Shares and Class B Shares together, and the term “Shareholders” refers to all holders of Shares.

Currency Exchange Rates

The following tables set out, in Canadian dollars (“CDN$”), the exchange rates for the U.S. dollar, based on the closing rates as reported by the Bank of Canada through January 2013 and the Bank of America thereafter. On June 19, 2013, the closing exchange rate was US$1.00 equals CDN$1.0214.

	Fiscal Year Ended March 31,
	2013	2012	2011	2010	2009
Average	1.0011	0.9930	1.0167	1.0906	1.1260

	Calendar 2013
	June (through June 19)	May	April	March	February	January
High	1.0370	1.0032	1.0265	1.0322	1.0261	0.9838
Low	1.0157	1.0399	1.0105	1.0162	0.9956	1.0065

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Related to Our Business

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Hitachi, Ltd., LG Electronics, Inc., BenQ Corporation, Samsung Electronics Co., Sharp Corporation and Seiko Epson Corp. Additionally, makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., Microsoft Corporation and Polycom, Inc. have provided, and continue to provide, integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. For example, demand for our interactive displays may have been negatively impacted by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

Our business is going through a challenging period and we have considered and may continue to consider changes to our business model.

Our business is going through a challenging period and we have recently experienced significant changes in our senior management. See “—Recent changes to our senior management may cause uncertainty in, or be disruptive to, our business.”

As a result of this challenging period and management change, management has considered and may continue to consider changes to our business model. For example, we currently intend to monetize our education software and services that we have been providing for free with our hardware. We also intend to expand our offering of software to further integrate disparate devices in classrooms. While we believe that we have an opportunity to monetize the software and services that are currently being used, in addition to expanding our software offering and charging fees for new software and service offerings, our business to date has primarily been driven by the sale of our interactive displays. We also believe that there will be a shift in our product mix from interactive whiteboards to interactive flat panels and a shift in sales towards emerging markets, which may result in lower gross margins.

We may not be able to achieve or fully implement, if at all, any changes to our business model, including our intention to monetize our education software and services and expand our software offering. In addition, any such changes may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred.

The level and upcoming maturities of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding and we may incur additional indebtedness in the future. As of March 31, 2013, we had $288.2 million of outstanding indebtedness.

The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our undrawn revolving credit facilities mature in August 2013 and our current term loan matures in August 2014. In March 2013, we withdrew a proposed offering of senior secured notes to refinance our maturing debt. If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to refinance our maturing debt which would result in an event of default thereunder, which would have a substantial material adverse effect on our ability to operate as a going concern. In addition, we would not be able to grow our business, take advantage of business opportunities or respond to competitive pressures, any of which could also have a material adverse effect on our operating results and financial condition.

A substantial portion of our debt bears interest at floating rates and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, from time to time we enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations and, as a result, interest rate fluctuations may materially adversely affect our operating results in future periods.

If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to or replace our interactive displays. For example, we have recently observed significant sales of tablet computers by competitors to school districts in the U.S. whose technology budgets could otherwise have been used to purchase interactive displays. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. We are currently developing and introducing a substantial number of new products. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unsuccessful in selling the new products that we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies may have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, government agencies, each of which depends heavily on government funding. The recent worldwide recession of 2008 and 2009 and subsequent sovereign debt and global financial crisis have resulted in substantial declines in the revenues and fiscal capacity of many national, federal, state, provincial and local governments. Many of those governments have reacted to the decreases in revenues and could continue to react to the decreases in revenue by cutting funding to those educational institutions and, if our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to further reduce their purchases of our products, which could cause us to lose additional revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

We may not be successful in our strategy to grow in the enterprise market.

A substantial majority of our revenue has been derived from sales to the education market. Because we sell our products through resellers and distributors, we are unable to precisely quantify the portion of our revenue that is derived from any particular market. However, we estimate that based on fiscal 2013 operating results, approximately 10-15% of our revenue was derived from the enterprise market. Our business strategy contemplates expanding our sales to this market. However, there has not been widespread adoption of interactive display and collaboration solutions in the enterprise market and these solutions may fail to achieve wide acceptance in this market. Successful expansion into the enterprise market will require us to augment and develop new distributor and reseller relationships and we may not be successful in developing those relationships. In addition, widespread acceptance of our collaboration solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make to enterprises. We may not be successful in achieving penetration in the enterprise market for other reasons as well. In addition, our brand is less recognized in the enterprise market than it is in the education market. A key part of our strategy to grow in the enterprise market is to develop strategic alliances with companies in the unified communications and collaboration sector and there can be no assurance that these strategic alliances will help us to successfully grow our sales in this market.

Furthermore, our ability to successfully grow in the enterprise market depends upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses. If we cannot continue to augment and develop new distributor and reseller relationships, market our brand, develop strategic alliances and innovate new technologies, including as a result of decreased revenue from the education market, we may not be successful in our strategy to grow in the enterprise market.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any significant reduction in sales of these products would materially harm our business.

We generated approximately 79% of our revenue from sales of our interactive displays and integrated projectors during fiscal 2013. A decrease in demand for our interactive displays would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive displays, we could experience a significant decrease in sales as customers migrate to those alternative products, see “—We operate in a highly competitive industry” above.

Our future sales of interactive displays in developed markets may slow or decrease as a result of market saturation in those countries.

FutureSource Consulting Inc. estimates that, as of December 31, 2012, approximately 47% of classrooms in the U.S., 85% of classrooms in the U.K., and 53% of classrooms in Australia already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales in other markets, sales in the enterprise market or otherwise, our business, financial condition and results of operations may be materially adversely affected.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and solutions in North America and the United Kingdom has become more saturated, the growth rate of our revenue in those countries has decreased and, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop, or choose not to support, customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure you that we will be able to successfully develop or choose to support customized solutions for each foreign country in which we seek to grow our sales or that our solutions, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely impact revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates and to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected.

The emerging market for interactive learning and collaboration solutions may not develop as we expect.

The market for interactive learning and collaboration solutions is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for and market acceptance of these solutions are uncertain. The adoption of these solutions may not become widespread. If the market for these solutions fails to develop or develops more slowly than we anticipate, sales may decline from current levels or we may fail to achieve growth.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments and we may be unable successfully to correct such errors or defects in a timely manner or at all. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, including as a result of harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital by us. In addition, we are rapidly developing and introducing new products, and new products may have a higher rate of errors and defects than our established products. We historically have provided warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We depend upon resellers and distributors to promote and sell our products.

Substantially all our sales are made through resellers and distributors. Industry and economic conditions have the potential to weaken the financial position of our resellers and distributors. Such resellers and distributors may no longer sell our products, or may reduce efforts to sell our products, which could materially adversely affect our business, financial condition and results of operations. Furthermore, if circumstances surrounding the ability of our resellers and distributors to repay their credit obligations were to deteriorate and result in the write-down or write-off of such receivables, it would negatively affect our operating results for the period in which they occur and, if significant, could materially adversely affect our business, financial condition and results of operations.

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive display products, and therefore we depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot assure that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

•	the degree to which our resellers and distributors actively promote our products;

•	the extent to which our resellers and distributors offer and promote competitive products; and

•	the quality of installation, training and other support services offered by our resellers and distributors.

In addition, if some of our competitors offer their products to resellers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those resellers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with resellers and distributors our business will be harmed.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in Canada, the United States and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-

examined, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “—We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.” In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•

disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and resellers of our products;

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain skilled employees. We have recently rationalized a significant portion of our personnel. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future, including as a result of our recent restructuring. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel. If we are unable to attract and retain qualified personnel, our business may be harmed.

Recent changes to our senior management may cause uncertainty in, or be disruptive to, our business.

We have recently experienced significant changes in our senior management. In April 2012, our founders David Martin and Nancy Knowlton stepped down and Tom Hodson, who was our Chief Operating Officer,

assumed the role of Interim CEO as we searched for a permanent CEO. In October 2012, Neil Gaydon was appointed our President and CEO, and Tom Hodson departed in February 2013. In November 2012, Warren Barkley was appointed Chief Technology Officer, which was a newly created role. In addition, Kelly Schmitt was appointed Vice President, Finance and CFO in November 2012. In March 2013, Greg Estell became President of the Education Business Unit, and in June 2013, Scott Brown became President of the Enterprise Business Unit.

These changes in our senior management may be disruptive to our business and, during the transition period, there may be uncertainty among investors, employees and others concerning our future direction and performance. Any such disruption or uncertainty could have a material adverse effect on our business, financial condition, results of operations and our reputation.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues.

We rely on contract manufacturers for the assembly of our products and depend on obtaining adequate supplies of quality components on a timely basis with favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. We cannot ensure that product or component shortages will not occur in the future. Because of the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have written agreements with several of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the U.S.

All our components and finished products are manufactured or assembled, in whole or in part by a limited number of third parties. Most of these third parties are located outside of Canada and the U.S. For example, we rely on contract manufacturers based in China for the production of all our projectors used in our interactive whiteboard solution and on contract manufacturers based in Eastern Europe, Mexico, Korea and China for the final production of our completed interactive displays. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could materially adversely affect our business.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could materially adversely affect our reputation and business.

Final assembly of our interactive display products is currently performed by contract manufacturers in Eastern Europe, Mexico, Korea and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing costs or exposing us to credit risks of these suppliers or contract manufacturers or as the result of a complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner, they may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

We may not be able to manage our systems, procedures and controls.

Our current and planned systems, procedures and controls may not be adequate to support our future operations. To manage any significant growth of our operations, we will need to improve our operational and financial systems, procedures and controls and may need to obtain additional systems. We may not be able to successfully integrate any additional operational and financial systems we may require in the future.

The volatility and lack of predictability in our business creates difficulties in budgeting expenses and forecasting demand for our products, which can lead to delays in managing the production and shipment of our products and to difficulties in managing cash flows. These difficulties could be exacerbated by our expansion into foreign markets and our intended commercialization of our software, see “—We face significant challenges growing our sales in foreign markets” and “—Our business is going through a challenging period and we have considered and may continue to consider changes to our business model.” If we are unable to manage our business operations, our results of operations and financial condition could be materially adversely affected.

We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.

We regard our “SMART” brand as one of our most valuable assets. We believe that continuing to strengthen our brand is critical to achieving widespread acceptance of our products. However, we intend to spend substantially less in the future on advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. While we believe that members of our reseller network adequately create and maintain brand recognition, if our brand is not promoted, protected and maintained, our business could be harmed.

The unlicensed use of our trademarks by third parties could harm our reputation, impair such trademarks and adversely affect the strength and value of our brand in the marketplace and the associated goodwill. We use the term “SMART” in the branding of many of our products, such as the SMART Board interactive whiteboard, the SMART Response interactive response system and our SMART Notebook software. Because it is generally not possible to obtain trademark protection for a term that is descriptive, we may be unable to obtain, or may be unable to enforce, trademark rights for certain of our product brands such as “smart board” in certain jurisdictions. If we are unable to obtain or enforce such rights under applicable law, our ability to prevent our competitors and potential competitors from referring to their products using terms or trademarks that are confusingly similar to those of our products will be adversely affected. We are aware of situations in which our competitors have described their product generally as a “smart board.” While we seek to selectively defend against such dilution of our trademarks, we cannot assure that we will be successful in protecting our trademarks.

In addition, trademark protection is territorial and our ability to expand our business, including, for example, by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties in such jurisdiction.

Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. To the extent that people refer generally to interactive displays as “smart boards” or if the “SMART” name were otherwise to become a generic term, we may be unable to prevent competitors and others from using our name for their products which could adversely affect our ability to leverage our brand and could harm our reputation if third-party products of lesser quality are mistaken for our products.

We are subject to risks inherent in foreign operations.

Sales outside the United States and Canada represented approximately 37% of our consolidated sales in fiscal 2013. We intend to continue to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. While we have experience conducting business outside of the United States and Canada, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. We cannot assure that risks inherent in our foreign operations will not have a material adverse effect on our business. See “—We face significant challenges growing our sales in foreign markets.”

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period and our stock price has declined since our initial public offering in July 2010 (the “IPO”). On October 24, 2012, after a comprehensive search conducted by our board of directors, we appointed Neil Gaydon as our President and CEO. As a result of this management change and the decline in our stock price, management has taken and may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, consulting fees and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges, could materially adversely affect our results of operations and financial condition.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations.

The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

•

the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

•

liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, in April 2010 we acquired NextWindow Ltd., a New Zealand based optical component company, and its business has, to date, not performed as well as we had anticipated. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We have entered into and may continue to enter into strategic partnerships with third parties.

We have entered into and may continue to enter into strategic partnerships with third parties to gain access to new and innovative technologies and markets. Our partners are often large established companies. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic partnerships, particularly those with large established companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize and performing under these arrangements may adversely affect our results of operations.

Our business and operations would suffer in the event of system failures or cyber security attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cyber security attacks or other sources, could disrupt our operations. We do not currently maintain a disaster recovery plan and no assurances can be given that we will be able to restore our operation within a sufficiently short time frame to avoid our business being disrupted. Any system failure or accident that causes interruptions in our operations could result in material harm to our business.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the United States, Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products could be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our business. Integrating our products with those of the main software platform providers is particularly critical to increasing our sales.

Our use of open source could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, U.S. and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could, for example, be required to distribute our proprietary code free of charge, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. If we are required to take any of the foregoing action, this could adversely affect our business, operating results and financial condition.

We also use and incorporate certain third-party software, technologies and proprietary rights into our software products and may need to utilize additional third-party software, technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third-party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current software products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. If we are unable to redesign our software products to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency will increase. Although we report our results in U.S. dollars, a foreign exchange loss will result from the increase in the outstanding amount and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar, the Euro and the New Zealand dollar. If the value of any of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We may need to raise additional funds to pursue our strategy or continue our operations, and we may be unable to raise capital when needed.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products, the expansion of distribution channels and our intended commercialization of our software require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of preferred shares or debt securities, the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

The Company has settled in principle securities class action litigation in the United States and Canada, but such settlement is subject to various conditions.

The Company is a named defendant in putative class actions filed in the United States and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. On March 13, 2013, we announced that the US and Canadian securities class action lawsuits involving Parent have been settled in principle. An agreement in principle with the plaintiffs has been entered into in the shareholder class actions SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company. However, if we do not settle the litigation on the terms agreed to in the proposed settlement, or at all, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business, operating results and financial condition. For a more detailed description of the pending securities class action litigation against us and recent developments with respect to the proposed settlement, see Item 8 Financial Information—Litigation—Securities Class Actions—Recent Developments.

Our worldwide operations subject us to income taxation in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for Income taxes. That determination is ultimately an estimate and, accordingly, we cannot assure that our historical income tax provisions and accruals will be adequate.

We are subject to income taxation in Canada, the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses.

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012, the SEC released new disclosure and reporting requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in products, whether or not these products are manufactured by third parties. As we implement these new requirements, if it is determined that we are using other than conflict-free minerals, customers may demand that we change the sourcing of minerals used in the manufacture of our products, even if the costs for acceptable minerals significantly increases and availability is limited. There will likely be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. Also, since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins for all metals used in our products through the procedures we may implement. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier and we may have to write off inventory in the event that it cannot be sold.

We may have assumed or incurred additional liabilities in connection with the 2010 Reorganization.

In 2010, we completed a Reorganization (the “2010 Reorganization”), the details of which are disclosed in note 3 to our audited financial statements for fiscal 2013. While we believe that there will be no material adverse tax consequences to us from the 2010 Reorganization, no advance tax ruling has been obtained from the Canada Revenue Agency and we cannot provide any assurances in this regard. In addition, as a result of the 2010 Reorganization, a number of companies controlled by certain of our shareholders were amalgamated with us. Consequently, we have assumed all liabilities (including tax liabilities and contingent liabilities) of such companies. We will not be indemnified for any of these assumed liabilities. Based upon our due diligence investigations related to the 2010 Reorganization, we believe that we have not assumed any additional material liabilities, although we cannot provide any assurances in this regard. In addition, there may be liabilities that are neither probable nor estimable at this time, which may become probable and estimable in the future. Any such assumption of liabilities as a result of such amalgamation or any adverse tax consequences as a result of the 2010 Reorganization could have a material adverse effect on our results of operations.

We may assume or incur additional liabilities in connection with future restructuring plans and any workforce reductions related thereto.

In 2011 and 2012, we announced restructuring plans aimed at improving operating efficiencies through a worldwide reduction in workforce and streamlining of corporate support functions. In addition, we may undergo other rationalizations or restructurings in the future. Our current and future restructuring plans could have a material adverse effect on our results of operations.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which has to date and will continue to result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our Class A Subordinate Voting Shares. We are devoting and expect to devote significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we are now required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as and when required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Capital Structure Risks

The concentration of voting power and control with our co-founders, Intel and Apax Partners will limit shareholders’ ability to influence corporate matters, including takeovers.

Our Class B Shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. Our Class B Shares constitute approximately 65.7% of our total share capital outstanding, but carry approximately 95.0% of the total outstanding voting power of all our outstanding share capital. As of March 31, 2013, our co-founders, David A. Martin and Nancy L. Knowlton, through their holding company IFF, beneficially own approximately 34.2% of our outstanding Class B Shares and 2.7% of our outstanding Class A Subordinate Voting Shares, representing approximately 32.6% of the voting power of all our outstanding share capital. Apax Partners beneficially owns approximately 43.8% of our outstanding Class B Shares and 6.9% of our outstanding Class A Subordinate Voting Shares, representing approximately 42.0% of the voting power of all our outstanding share capital. Intel beneficially owns approximately 22.0% of our outstanding Class B Shares, representing approximately 20.9% of the voting power of all our outstanding share capital. As a result, these parties have the power to control our affairs and policies, including making decisions relating to entering into mergers, sales of substantially all of our assets and other extraordinary transactions as well as appointment of members of our management, election of directors, and our corporate and management policies, and decisions to issue shares, declare dividends and other decisions, and they may have an interest in our doing so. Their interests could conflict with your interests in material respects. In addition, we and the holders of our Class B Shares have entered into a securityholders agreement pursuant to which the holders of our Class B Shares agree to exercise their voting power so as to ensure that our Board of Directors will be comprised of up to eight members, including two directors nominated by IFF and one director nominated by each of Apax Partners and Intel. Intel has informed the Company that it does not intend to exercise its right to nominate a director at this time, and accordingly no Intel nominee sits on the Board as of the date of this annual report.

This concentrated control may provide our current shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Class B Shares voting as a separate class, and because each of IFF and Apax Partners owns more than one-third of the Class B Shares, each of IFF and Apax Partners will have the ability to prevent such transactions. The concentration of voting power limits shareholders’ ability to influence corporate matters and, as a result, we may take actions that shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Class A Subordinate Voting Shares. As a result, the market price of our Class A Subordinate Voting Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

We may do business with certain companies that are related parties. Pursuant to our securityholders agreement, we expect to have one or more directors affiliated with Apax Partners, IFF Holdings Inc. (“IFF”) and possibly Intel for the foreseeable future. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The market price of our Class A Subordinate Voting Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Class A Subordinate Voting Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Subordinate Voting Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and dealers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or dealers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

•

the ability of our customers, distributors and dealers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, dealer, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in foreign exchange rates or interest rates;

•	changes in our financing and capital structures; and

•	the uncertainties inherent in our accounting estimates and assumptions and the impact of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. As discussed above, the Company is a named defendant in putative class actions filed in the U.S. and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. Additional litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers or such auditors who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The last preceding annual meeting was held on August 3, 2012. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Class A Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Class A Subordinate Voting Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Class A Subordinate Voting Shares.

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Class A Subordinate Voting Shares, or the perception that those sales may occur, could adversely affect the market price of our Class A Subordinate Voting Shares and impede our ability to raise capital through the issuance of equity securities. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such shareholders in future offerings by us.

Significant sales of our Class A Subordinate Voting Shares issued pursuant to the Equity Incentive Plan or our Participant Equity Loan Plan could also adversely affect the prevailing market price for our Class A Subordinate Voting Shares.

Future sales or issuances of our Class A Subordinate Voting Shares or other related equity instruments could lower our share price and dilute shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Class A Subordinate Voting Shares in subsequent offerings. We may also issue additional Class A Subordinate Voting Shares to finance future acquisitions. We cannot predict the size of future issuances of our Class A Subordinate Voting Shares or the effect, if any, that future issuances and sales of our Class A Subordinate Voting Shares will have on the market price of our Class A Subordinate Voting Shares. Sales or issuances of substantial amounts of Class A Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A Subordinate Voting Shares. With any additional sale or issuance of Class A Subordinate Voting Shares, shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Class A Subordinate Voting Shares will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Subordinate Voting Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our shareholders in the U.S. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Class A Subordinate Voting Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Class A Subordinate Voting Shares if we are considered to be a PFIC.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is domiciled in Alberta, Canada, having been incorporated under the Business Corporations Act (Alberta) (“ABCA”), on June 11, 2007. On February 26, 2010, we changed our name from SMART Technologies (Holdings) Inc. to SMART Technologies Inc.

We acquired Next Holdings Limited (“NextWindow”) on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays.

On July 20, 2010, we completed our IPO.

Our capital expenditures, excluding acquisitions, totaled $19.3 million, $23.1 million and $27.5 million for fiscal 2013, 2012 and 2011, respectively. Our capital expenditures were primarily related to investments in information systems, tooling and manufacturing equipment. For further information regarding capital expenditures, see Notes 2 and 7 to our consolidated financial statements included in Item 18 of this annual report.

Our principal executive and registered office is located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1 and our telephone number at that address is (888) 427-6278.

B.	BUSINESS OVERVIEW

Overview

SMART Technologies Inc. is a leading provider of integrated hardware and software solutions that facilitate collaboration and learning in classrooms and meeting rooms. We introduced the world’s first interactive whiteboard in 1991 and we remain a global leader in the interactive display market, with over 2.7 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In education, our solutions have transformed teaching and learning in over two million classrooms worldwide, reaching over 50 million students and teachers based on an assumed average classroom size of 24 students. In enterprise, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including SMART Board interactive whiteboards and flat panels, LightRaise interactive projectors, the SMART Table interactive learning center and the SMART Podium. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting room technology platform. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our solutions for enterprise include a set of comprehensive products that combine industry-leading interactive displays with powerful collaboration software.

Products and Solutions

We are a leading provider of technology solutions that facilitate and improve collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. We deliver an integrated solution of hardware, software and services designed for superior performance and ease of use.

Our products provide the following benefits:

•

Enhanced collaboration. Our products bring people and their ideas together through the use of a common visual workspace whether they are in the same room or in different locations. Our software is designed specifically for touch and facilitates the communication of educational material, the development of ideas and visual-based decision making. The outcome of these learning and collaboration efforts are recordable so they can be easily saved and distributed.

•

Complete solution. The combination of our hardware and software creates an industry-leading user experience. For enterprise customers, our Meeting Pro software creates the capability to use the interactive display as an interactive focal point in meetings by either using the functionality within Meeting Pro or using this software in conjunction with third-party software. For education customers, our Notebook software enables educators to create and record lesson content using our extensive gallery of educational material as well as our SMART Exchange, which contains over 65,000 pieces of educational content, the majority of which is free to access and download. When using our hardware and software products, the responsiveness and accuracy of the touch experience, in conjunction with our inking software, creates a digitized experience that is exceptionally intuitive.

•	Integrated design. Our products can be integrated with other SMART products as well as third-party hardware and software to provide flexible and diverse interactive display tools.

SMART in Education

SMART collaborative learning solutions are easy to adopt, use, integrate and implement. They combine collaboration software with a comprehensive line of interactive displays, curriculum and assessment products, and implementation and maintenance products and services. Together, they provide flexible solutions that can enhance learning for every style of learner in a variety of learning environments.

At the core is SMART Notebook collaborative learning software, our widely used software application that makes it easy for teachers to create engaging lessons and collaborative exercises for K–12 learning environments. We estimate that our products are used by over 50 million students and in over 100 countries.

SMART Notebook collaborative learning software, SMART Notebook Web and SMART Notebook App for iPad are integrated with our full line of interactive displays. The software also integrates with or complements all of our curriculum, assessment and implementation and maintenance products.

Our core products for the education market include:

•

SMART Board interactive whiteboards. A large, touch-enabled interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. Lets users deliver dynamic lessons, write notes in digital ink and save their work, all with the simple touch of a finger.

•	SMART interactive flat panels. Combines the touch capabilities of a SMART Board interactive whiteboard with the crisp high-definition visuals of flat-panel technology.

•	LightRaise interactive projectors. Includes both pen-only and pen- and touch-enabled, ultra-short-throw projectors that can turn nearly any surface into an interactive learning space.

•	SMART Table interactive learning center. A multitouch, multiuser interactive learning center that allows groups of early education students to work simultaneously on one surface.

•	SMART Response interactive response systems. A full range of assessment systems that enable teachers to instantly assess student learning so they can provide differentiated instruction.

•	SMART Podium. A display that enables presenters to project their work on a large screen and interact with the material.

•	SMART Document Camera. A portable device that offers teachers a convenient way to display and explore images of objects, including 3D content, without losing the momentum of the lesson.

•	SMART Notebook collaborative learning software. Easy-to-use software that enables teachers to create, deliver and manage interactive lessons with a single application.

•

SMART Notebook Web. A web-based version of our SMART Notebook software that complements the desktop version, enabling students and educators to collaborate and personalize learning with any Internet-connected mobile device, including Android.

•	SMART Notebook App for iPad. Enables personalized and collaborative learning by making SMART Notebook lessons available to students on their iPads.

•

SMART Exchange. An online community with over 65,000 resources for educators, including standards-correlated digital lessons, assessment files, interactive widgets, copyright-cleared content and add-ons for our SMART Notebook software.

•

SMART Sync classroom management software. Enables educators to view content on all student computers simultaneously and broadcast student computer content to the class on SMART Board interactive displays.

•	SMART Response Virtual Edition. Enables students to respond to planned and spontaneous questions and quizzes from any Internet-enabled device.

SMART in Enterprise

We offer a full range of touch-sensitive interactive displays combined with intuitive software, remote conferencing capabilities, interoperability and comprehensive services to increase engagement and foster effective teamwork.

Our enterprise collaborative solutions bring together five key components:

•

Intuitive interactive displays. Visual collaboration solutions start with our industry-leading large-format interactive displays. By combining interactivity with the simplicity of familiar meeting room tools, our solutions can help business teams transform virtually any space into an active collaboration setting.

•

Powerful collaboration software. Intuitive software that makes it easy to share information, capture ideas and determine next steps. Our software features virtually unlimited digital whiteboard space, the ability to write notes over any application, options for saving work and integration with Microsoft Exchange.

•

Dispersed collaboration options. Our solutions make it easy to connect with dispersed teams and individuals around the world. From Bridgit conferencing software to interoperability with the remote-connectivity products businesses already use, our solutions enable colleagues and customers to participate fully in collaboration sessions from virtually anywhere.

•

Comprehensive services. Our support, software maintenance and education services are designed to ensure that visual collaboration solutions are implemented successfully and continue operating at peak performance, giving business teams the ability to work to their full potential.

•

Industry compatibility. Visual collaboration solutions are integrated with Microsoft Office and support a growing list of industry-specific software products, adding the natural experience of touch interfaces and digital ink to the applications businesses use every day.

Our core products for the enterprise market also include our SMART Board interactive displays, along with:

•	SMART Meeting Pro software. Enables users to make notes over any available application and capture ideas easily into virtually unlimited interactive whiteboard space.

•	Bridgit conferencing software. Allows businesses to share screens, voice, video and data with remote participants.

•

SMART Meeting Pro connector for Microsoft Lync. Allows users to start up meetings quickly and stay connected through Microsoft Lync as they work with remote colleagues, writing over any application in digital ink and using intuitive whiteboarding tools.

SMART has partnered with Microsoft to deliver our SMART Room System for Microsoft Lync. This is a turnkey solution for meeting rooms that provides seamless collaboration through sharing of real-time voice, video and data. This system features the following hardware components created by SMART: 70” or 84” interactive display; ultra-wide-angle high definition camera; echo-cancelling microphone and speakers; customized wall stand and cable-routing system; and desktop control module. We anticipate SMART Room System for Microsoft Lync will begin shipping in the summer of 2013.

Our portfolio of products has expanded over the past year to include several new products, including the SMART Notebook app for iPad, our SMART Board 8055i interactive flat panel for education, the SMART Room System for Microsoft Lync, the LightRaise 60wi touch-enabled interactive projector, SMART Notebook Web software, the SMART Document Camera 450 and the SMART Table 442i interactive learning center.

Principal Markets

The Education Market

The education market has historically been the most receptive to adopting interactive display solutions, most notably interactive whiteboards. In fiscal 2013 we had 32% category share worldwide and a 64% share in the Americas in the interactive display market, more than double our nearest competitor. In the Americas, we have sold approximately 60% of the installed interactive display base. We believe this success is a result of the benefits that our collaborative learning solutions provide to teachers, students and administrators, which include the following:

•	Fully integrated products comprising software, hardware and accessories;

•

Proprietary touch technology that can facilitate multitouch interaction and enable one or more students to collaborate using a pen, finger or other objects (especially useful in early education or for making learning environments more accessible);

•	The ability to easily save, share and access digital lessons from anywhere using a web-based version of our SMART Notebook software;

•	A family of interactive display hardware options at a wide variety of price points;

•	Products to support students who physically are in remote locations;

•	Tools and resources to assist teachers in moving easily between a variety of activities and learning environments, creating more compelling lessons for students with a variety of learning styles; and

•	An online community containing over 65,000 resources where teachers can share their best content and practices, thus decreasing the demand on teacher planning and preparation time.

Third-party research suggests that interactive whiteboards can positively affect student engagement, motivation, understanding and review processes and accommodate students with different learning styles, including special needs. One study conducted in the United Kingdom found that students who had been taught using an interactive whiteboard over a two-year period made additional progress of up to 7.5 months, as measured by national test scores, compared with their peers who had not been taught with an interactive whiteboard.

The market for interactive displays exhibits varying dynamics on a geographical basis. In North America, education funding constraints, high classroom penetration rates and the proliferation of tablets has led to a recent decline in interactive display demand. We believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Futuresource estimates that there are approximately 35 million teaching spaces in the world, with a global interactive display penetration rate of only 14% as of December 31, 2012. In addition, Futuresource estimates that most other large countries in Europe, Asia and Latin America currently have far lower penetration rates of interactive displays in classrooms than in mature markets such as the United States (47%) and the United Kingdom (85%). Accordingly, we believe that these markets represent opportunities for future growth. In certain mature markets such as the United Kingdom, which has the highest interactive whiteboard penetration rate in the world, we are seeing evidence of a replacement cycle beginning, which we anticipate will bring stability to the market. In a recent third-party survey we commissioned, almost 75% of respondents that had replaced their interactive whiteboards stated that they replaced their existing board with a new and improved version from the same manufacturer. SMART Boards constitute approximately 60% of the installed interactive whiteboards in the United States and the United Kingdom taken together, and therefore we believe there is a substantial opportunity for us to capture replacement sales.

Educators and administrators are faced with the challenge of updating, monitoring and integrating different technologies and content for student use across a range of devices, including tablets, computers, mobile phones and their differing platforms. Recent investments in tablets have caused a portion of education budgets to be redirected away from spending on interactive displays. However, this has created new opportunities for education technology providers. With a large and loyal user base, we have an opportunity to provide software that helps to alleviate the difficulties teachers and administrators are facing by creating software that unifies disparate devices. We have several products that have formed the beginning of this solution, including our SMART Notebook for Windows and Mac computers, our SMART Notebook app for iPad, SMART Notebook Web, SMART Exchange and our SMART Sync classroom management software.

In classrooms, learning takes place on a whole-class, small-group and individual basis. We believe our products facilitate learning for each of these situations while enabling seamless transitions amongst them. In a recent third-party survey we commissioned, over 90% of education decision makers and influencers polled in North America and Western Europe indicated that using a collaborative learning technology that includes a display at the front of the classroom was very important or somewhat important. Classroom adoption of tablets is rising, and we believe they will be used in addition to and in conjunction with interactive displays. Results in a separate recent third-party survey we commissioned indicated that nearly 75% of education decision makers are very likely or somewhat likely to use tablets in conjunction with an interactive display and not as a replacement for an interactive display.

The Enterprise Market

The enterprise market for interactive displays represents an attractive growth opportunity for us because of the desire of companies to improve the quality of collaboration, to enable a more effective and productive workforce and to reduce the time and costs of travel. In meeting rooms, our solutions help achieve the following:

•	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

•	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization;

•

Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking;

•	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building; and

•	Enable participants to access digital files and use applications in real time.

Geographic Market

Revenue information relating to the geographic locations in which we sell products is as follows.

	Fiscal Year Ended March 31,
	2013	2012	2011
Revenue
United States	$329,427	$432,659	$497,726
Canada	43,636	54,237	60,669
Europe, Middle East and Africa	166,232	183,920	175,472
Rest of World	50,075	74,984	56,188

	$589,370	$745,800	$790,055

Seasonality

Our revenues tend to be higher in the first and second quarters of our fiscal year, when educators and administrators in North America are outfitting their classrooms prior to the start of the school year.

Production

All our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. Most of these third parties are located outside Canada and the United States. Final assembly of our interactive display products is currently performed by contract manufacturers in Eastern Europe, Mexico, Korea and China.

For our complementary hardware products, our involvement in the design process for products manufactured by third parties varies. For certain products, we control the entire design process internally and then outsource manufacturing and assembly in order to achieve lower production costs or build products in specific regions. For other products we work with original equipment manufacturers and original design manufacturers during the design process to create the product and then introduce it into production, typically using their production processes.

We contract most of our warehouse and logistics functions to third parties in North America, Europe and Asia. These third parties warehouse our products, ship orders on our behalf, and perform certain other product-return and product-upgrade functions.

We generally control sourcing decisions for key materials and services that are incorporated into our products. We are directly involved in negotiating pricing of these materials and services. We work to source products and components from a network of approved suppliers with a view to managing supply chain risk and competitiveness. Component availability and pricing of components may also be affected by the volumes we generate, compared to the volumes a competitor may require.

Sales and Distribution

We have two sales and distribution models depending on geographic location. In the United States and Canada, we use a one-tier structure that currently includes approximately 275 resellers. We sell our products and solutions to these resellers, who then resell our products directly to our end users in both education and enterprise. Under rare circumstances we occasionally sell directly to end users.

In the rest of the world, we use a two-tiered system, through approximately 70 distributors. These distributors primarily sell our products to resellers, who in turn sell to end users. Although our resellers and most of our distributors are not contractually required to sell our products exclusively, we believe that they currently do not sell competing interactive whiteboards. For fiscal 2013, the largest 50 North American resellers and international distributors accounted for approximately 69% of our global revenue, and no individual reseller accounted for more than 7% of our revenue.

Competition

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Hitachi, Ltd., LG Electronics, Inc., BenQ Corporation, Samsung Electronics Co., Sharp Corporation and Seiko Epson Corp. Additionally, makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., Microsoft Corporation and Polycom, Inc., have provided, and continue to provide, integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products or to promote their existing technologies and alternative products as substitutes for our products. In addition, low cost competitors have appeared in China and other countries. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business.”

Our Competitive Strengths

Established Global Category Leader with Premier Brand. We are the global leader in the interactive display product category and we believe we offer the most complete and integrated line of interactive display solutions for schools and enterprises. We have over 20 years of research and development behind our solutions portfolio, having introduced the world’s first interactive whiteboard in 1991. We believe that we are the most recognized brand name in the interactive display product category. In fiscal 2013 our share of the category was 63% in the Americas and 32% worldwide according to Futuresource.

Large and Loyal User Base. Based on our current installed base in primary and secondary education and an assumed average classroom size of 24 students, we estimate that over 50 million students and their teachers currently use SMART Board interactive displays and other SMART products worldwide. We believe that our users are loyal to our products because of the quality of their user experience, their familiarity and comfort with our products, the capabilities of our Notebook collaborative learning software and the access they have to SMART Exchange, which contains over 65,000 individual learning resources.

Portfolio of Innovative Solutions. We have developed multiple generations of proprietary optical-touch products and associated software solutions. Our commitment to innovation and technological advancement has resulted in 106 patents issued in the United States, 152 patents issued in other countries and approximately 651 patent applications pending worldwide as of March 31, 2013. Our products are intuitive, easy to use and seamlessly integrate with our complementary products and the products of many third parties. Over the past twelve months we have announced several new products, including the SMART Notebook app for iPad, our SMART Board 8055i interactive flat panel for education, the SMART Room System for Microsoft Lync, the LightRaise 60wi touch-enabled interactive projector, SMART Notebook Web software, the SMART Document Camera 450 and the SMART Table 442i interactive learning center.

Large and Growing Ecosystem. As a result of our category-leading position in interactive displays and our broad user base in education, many end users and professional content developers work with SMART Notebook collaborative learning software to develop content for education, such as lessons with integrated multimedia. This content can be freely shared through the SMART Exchange, our content-sharing website, where we also sell premium content that has been developed by professional third parties. In enterprise, we have formed alliances with enterprise market leaders and have enabled integration with widely adopted unified communication and collaboration solutions, such as Microsoft Lync.

Well-established Global Distribution Network. We have spent almost 20 years building our global network of approximately 350 direct resellers and distributors. Our reseller network continues to grow as we add specialized and knowledgeable resellers for the enterprise market. We believe that our strong global network of knowledgeable resellers and distributors is a critical competitive advantage as we seek to increase our revenue generated outside North America and the United Kingdom.

Governmental Regulations

The Company is subject to laws and regulations enforced by various regulatory agencies, such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on the company’s business, see “If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance”, “Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses” and “We are subject to risks inherent in foreign operations” in the section of this annual report entitled “Risk Factors––Risks Related to Our Business”.

C.	ORGANIZATIONAL STRUCTURE

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries, all of which are wholly owned, directly or indirectly, by SMART Technologies ULC.

Material subsidiaries of the Company include the following:

Name of Subsidiary	Ownership	Jurisdiction of Incorporation or Organization
SMART Technologies ULC	Direct	Alberta, Canada
SMART Technologies Corporation	Indirect	Delaware, U.S.
SMART Technologies NW Holdings Limited	Indirect	New Zealand

D.	PROPERTY, PLANT AND EQUIPMENT

At March 31, 2013, we owned our 205,000 square foot global headquarters building in Calgary, Alberta, Canada, where administrative functions, product development and software development activities are carried out. On May 7, 2013, we sold the building for net proceeds of approximately $77.0 million and simultaneously leased it back. The term of the lease is 20 years, with annual rental payments of $5.9 million, subject to an 8% escalation every five years.

We also lease a total of 258,000 square feet of office and warehouse space in Ottawa, Canada. Certain product development, procurement and logistics functions are carried out in the office space. The warehouse space is currently available for sublease as a result of the transfer of the remainder of our interactive whiteboard assembly operations from this facility to existing contract manufacturers. The term of the lease ends in April 2017, and the annual rental payments thereunder are $3.1 million.

We also lease additional smaller facilities in North America and globally.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Results of Operations—Fiscal 2013 Compared to Fiscal 2012

Revenue

Revenue decreased by $156.4 million, or 21.0%, from $745.8 million in fiscal 2012 to $589.4 million in fiscal 2013. Sales volumes for SMART’s interactive displays in fiscal 2013 were 338,934 units, a decrease of 56,167 units, or 14.2%, from 395,101 units in fiscal 2012. We continue to face challenges in the North American education market due to higher product penetration levels and increasing competition for budget dollars between various classroom technologies, including tablets. In fiscal 2013, we have also seen revenue declines across our international markets. Decreases in established markets such as western Europe reflect the impact of austerity measures in that region, while decreases in rest of world are primarily due to a higher proportion of lower priced products sold into emerging markets. This international shift in product mix can be seen in the decrease of the average selling price from $1,426 in fiscal 2012 to $1,371 in fiscal 2013. Revenue was negatively impacted by foreign exchange movements of approximately $7.0 million in fiscal 2013, primarily as a result of the strengthening of the U.S. dollar against the Euro.

Gross Margin

Gross margin decreased by $74.0 million from $335.6 million in fiscal 2012 to $261.6 million in fiscal 2013. The gross margin percentage in fiscal 2013 declined to 44.4% compared to 45.0% in fiscal 2012. Lower revenue was the key driver of the absolute gross margin decline. Other factors contributing to the decline in gross margin include the impacts of absorbing fixed costs over this lower revenue and more competitive pricing in certain markets where we anticipate large future growth potential. The decrease in gross margin was negatively impacted by year-over-year inventory provisions related to our product line rationalization and positively impacted by decreases in year-over-year warranty costs for projectors. These negative factors have been partly offset by the positive impact of our lower cost, localized manufacturing and other cost-down initiatives. Gross margin was also negatively impacted by approximately $5.7 million in fiscal 2013, primarily as a result of the strengthening of the U.S. dollar relative to the Euro, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration

Selling, marketing and administration expenses decreased by $9.9 million, or 5.5%, from $180.8 million in fiscal 2012 to $170.9 million in fiscal 2013. Removing the impact of foreign exchange, selling, marketing and administration decreased by $7.3 million in fiscal 2013 compared to fiscal 2012. The decrease in fiscal 2013 compared to fiscal 2012 was due to the impact of the fiscal 2013 restructuring plans, which resulted in significant workforce reductions and reductions in discretionary spending. This decrease was partly offset by an increase in our bad debts expense, primarily related to a reseller that filed for bankruptcy during the third quarter. Selling, marketing and administration also includes costs relating to consulting fees for the strategy and business process reviews and organizational changes of $4.5 million and $3.3 million, respectively. Excluding these costs, selling, marketing and administration expenses are significantly lower in fiscal 2013 compared to fiscal 2012, reflecting our continued focus on managing our costs and improving overall operating efficiency, including the initial impacts of our fiscal 2013 December restructuring plan. The positive foreign exchange impact of $2.6 million reduced our selling, marketing and administration expense and was due to the strengthening in the value of the U.S. dollar relative to the Canadian dollar and the Euro.

Research and Development

Our research and development expenses decreased by $1.3 million, or 2.6%, from $50.1 million in fiscal 2012 to $48.8 million in fiscal 2013. Removing the impact of foreign exchange, research and development expenses decreased by $0.6 million. Research and development is a core focus, and we continue to invest in product innovation for profitable growth segments, including our enterprise segment and the underpenetrated markets in education.

Depreciation and Amortization

Depreciation and amortization of property and equipment was $21.2 million in fiscal 2012 and fiscal 2013. Amortization of intangible assets was $9.5 million in fiscal 2013 compared to $9.6 million in fiscal 2012.

Costs of Restructuring

(a)	Fiscal 2013 December restructuring

In December 2012, we announced a restructuring plan that will increase focus on our target markets and streamline our corporate support functions. As part of the restructuring, we reduced our workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. We accrued remaining costs relating to workforce reductions, which are expected to be completed in the first quarter of fiscal 2014. The rates used in determining this accrual are based on existing plans, historical experience and negotiated settlements. If the actual amounts differ from the Company’s estimates, the amount of the restructuring costs could be materially impacted. We incurred approximately $17.4 million in restructuring costs related to the fiscal 2013 December restructuring plan, primarily related to employee termination and associated outplacement and facilities costs. Other costs incurred in connection with the restructuring activities include $0.9 million in fixed asset write-offs, recorded in impairment of property and equipment, and $0.2 million in finished goods inventory write-offs recorded in cost of sales. The restructuring plan was substantially completed by March 31, 2013 and no further material costs are expected to be incurred.

(b)	Fiscal 2013 August restructuring

In August 2012, we announced a restructuring plan to implement additional cost reduction measures with the objective of improving our operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The Company incurred approximately $2.0 million in employee termination and associated outplacement costs in the year ended fiscal 2013. Other costs recorded in cost of sales included $0.2 million in finished goods inventory write-offs in connection with the restructuring activities. The restructuring plan was completed in the second quarter of fiscal 2013 and no further material costs are expected to be incurred.

(c)	Fiscal 2012 August restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. During the year ended March 31, 2012 we incurred approximately $13.4 million in restructuring costs related to the fiscal 2012 August restructuring plan. These costs consisted of employee termination and associated outplacement costs of $3.7 million related to a reduction in workforce of approximately 225 employees and $1.6 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded lease obligation costs of $8.1 million based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. In the second quarter of fiscal 2013, we recorded additional restructuring costs of $1.0 million as a result of a revised estimate of the future sublease rentals. We incurred approximately $0.4 million and $0.1 million in accretion expense related to the lease obligation for fiscal 2013 and 2012, respectively. Other costs incurred in connection with the restructuring activities include $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers.

Impairment of Goodwill

Goodwill is assessed annually for impairment during the third quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. During the third quarter of fiscal 2013, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. As a result, the second step of the goodwill impairment test was performed.

The estimated fair value of the Company was determined utilizing an income approach, which was then corroborated with a market approach. Under the income approach, the Company calculates the fair value of its single reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used estimates the rate a market participant would expect, and is calculated based on the weighted-average cost of capital adjusted for the relevant risk associated with company-specific characteristics and the uncertainty related to the Company’s ability to execute on the projected cash flows. Under the market approach, the Company’s market capitalization was used as a key input for the determination of the fair value of the Company. The Company believes that the market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arms-length transaction.

The impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value detailed above as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after assigning fair value to net assets, including working capital, property and equipment and both recognized and unrecognized intangible assets.

Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Consequently, we recorded a goodwill impairment charge of $34.2 million and reported this amount as a separate line item in the consolidated statements of operations.

We considered as part of the impairment test at the time the recoverable amount of our other long-lived assets and concluded that these assets were not impaired.

Impairment of Property and Equipment

In the fourth quarter of fiscal 2013, we concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2.2 million primarily related to discontinued information system projects.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $1.8 million, or 12.3%, from $14.6 million in fiscal 2012 to $12.8 million in fiscal 2013. Interest expense decreased in fiscal 2013 due to debt repayments of $45.0 million in fiscal 2012.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $3.5 million, from a loss of $8.5 million in fiscal 2012 to a loss of $5.0 million in fiscal 2013. This year-over-year change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. The period end exchange rates moved from CDN$0.9975 at March 31, 2012 to CDN$1.0162 at March 31, 2013, representing a 1.9% strengthening of the U.S. dollar against the Canadian dollar compared to a strengthening of 2.9% in fiscal 2012.

Provision for Income Taxes

Income tax (recovery) expense decreased by $15.9 million from income tax expense of $6.9 million in fiscal 2012 to income tax recovery of $9.0 million in fiscal 2013. The decrease in tax expense in fiscal 2013 compared to fiscal 2012 was primarily due to the reduction in net income before the goodwill impairment and foreign exchange movements offset by the increase in valuation allowance and decrease in investment tax credits. The tax provision also includes investment tax credits recorded in fiscal 2013 and fiscal 2012 of $5.6 million and $9.2 million, respectively.

Our tax provision is weighted towards Canadian income tax rates, as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

Net (Loss) Income

Net (loss) income decreased by $85.5 million from net income of $31.0 million in fiscal 2012 to net loss of $54.5 million in fiscal 2013. The decrease in fiscal 2013 compared to fiscal 2012 was primarily due to the decrease in gross margin of $74.0 million, the increase in restructuring costs of $7.4 million and the goodwill impairment charge of $34.2 million, offset by decreases in other operating expenses and income tax expenses of $11.3 million and $15.9 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $78.7 million, or 61.7%, from $127.5 million in fiscal 2012 to $48.8 million in fiscal 2013. The decrease was primarily due to the decrease in revenue and gross margin partly offset by the decrease in selling, marketing and administration and research and development expenses. For information regarding the reconciliation of net (loss) income to Adjusted EBITDA for each of the eight most recent quarters, see the section of this annual report entitled “Selected Quarterly Financial Data”.

Adjusted Net Income

Adjusted Net Income decreased by $58.8 million, or 83.3%, from $70.6 million in the fiscal 2012 to $11.8 million in fiscal 2013. The decrease was primarily due to the decrease in revenue and gross margin, partly offset by decrease in selling, marketing and administration and research and development expenses. For information regarding the reconciliation of net (loss) income to Adjusted Net Income for each of the eight most recent quarters, see the section of this annual report entitled “Selected Quarterly Financial Data”.

Stock-based Compensation

The Equity Incentive Plan provides for the grant of options, restricted share units, performance restricted share units and deferred share units to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. During fiscal 2013, we granted 1,172,000 options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $1.50 that vest over 48 months. The Company had a total of 3,088,195 options outstanding at March 31, 2013 with a weighted-average exercise price of $6.86. During fiscal 2013, we also issued 30,000 DSUs to independent directors and 2,483,000 time-based RSUs and 197,000 performance-based RSUs to Company executives.

Results of Operations—Fiscal 2012 Compared to Fiscal 2011

Revenue

Revenue decreased by $44.3 million, or 5.6%, from $790.1 million in fiscal 2011 to $745.8 million in fiscal 2012. Sales volumes for SMART’s interactive displays in fiscal 2012 were 395,101 units, a decrease of 28,289 units, or 6.7%, from 423,390 units in fiscal 2011. Although product penetration levels as well as budget and funding constraints in the U.S. education market have resulted in a decline in North American revenue, we have seen revenue growth in other areas in which we have invested, such as EMEA. For fiscal 2012 compared to fiscal 2011, the decline in North American revenue outweighed the impact of global expansion as U.S. federal, state and local education budgets faced pressure due to current economic conditions, which resulted in a pullback in spending by school districts in all areas from salaries to technology purchases. The decrease in revenue related to lower North American spending was partially mitigated by the weakening of the U.S. dollar against the Euro, Canadian dollar and British pound sterling, which positively impacted revenue by approximately $6.9 million in fiscal 2012 compared to fiscal 2011.

Gross Margin

Gross margin decreased by $55.3 million from $390.9 million in fiscal 2011 to $335.6 million in fiscal 2012. The gross margin percentage in fiscal 2012 declined to 45.0%, compared to 49.5% in fiscal 2011. Lower revenue was the key driver of the absolute gross margin decline, which was compounded by the impact of allocating fixed overhead costs over this lower revenue. Previously fixed overhead costs were included in inventory standard costs and spread over the year. Other factors contributing to the lower year-

over-year gross margin percentages included costs relating to the transition from our assembly facility in Ottawa to contract manufacturers, including inventory write-downs associated with the move and related cleanup and under absorbed overhead costs incurred during the period of transition. Warehousing and freight costs increased with our introduction of new and expanded product lines, and our warranty provision increased by $6.0 million. The increase was largely due to a fourth quarter warranty charge of $5.2 million, primarily related to repairs and replacements of our SMART UF55 line of projectors. We also launched a new line of projectors in fiscal 2012 for which the combination of introductory pricing and higher initial costs narrowed our margins. The decrease in gross margin related to the decline in revenue in fiscal 2012 compared to fiscal 2011 was partially offset by positive foreign exchange impacts of approximately $4.3 million. This change was primarily due to the year-over-year weakening of the U.S. dollar relative to the Euro, Canadian dollar and British pound sterling, which positively impacted our revenue and negatively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration

Selling, marketing and administration expenses decreased by $2.2 million, or 1.2%, from $183.0 million in fiscal 2011 to $180.8 million in fiscal 2012. Removing the impact of foreign exchange, selling, marketing and administration decreased by $6.3 million in fiscal 2012 compared to fiscal 2011. This decrease reflects our focus on cost containment in light of continued uncertainty surrounding education funding. The negative foreign exchange impact of $4.1 million was due to the weakening in the value of the U.S. dollar relative to the Canadian dollar, Euro and New Zealand dollar.

Research and Development

Our research and development expenses decreased by $1.3 million, or 2.5%, from $51.4 million in fiscal 2011 to $50.1 million in fiscal 2012. Removing the impact of foreign exchange, research and development expenses decreased by $2.8 million. Reduced salary costs related to staff turnover and delays in resourcing certain projects contributed to the decline. Approximately $0.9 million of the decrease was related to technology development grant funding received from the New Zealand government in fiscal 2012. The negative foreign exchange impact of $1.5 million was due to the year-over-year weakening in the value of the U.S. dollar compared to the Canadian dollar and New Zealand dollar.

Depreciation and Amortization

Depreciation and amortization of property and equipment decreased by $1.6 million from $22.8 million in fiscal 2011 to $21.2 million in fiscal 2012.

Amortization of intangible assets reflects amortization of $9.6 million in fiscal 2012 compared to $9.0 million in fiscal 2011 on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted-average amortization period for the intangible assets is 5.6 years.

Costs of Restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. We incurred approximately $13.4 million in restructuring costs related to this restructuring plan in fiscal 2012. These costs consisted of employee termination and associated outplacement costs of $3.7 million related to a reduction in workforce of approximately 225 employees and $1.6 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility. As a result, we recorded lease obligation costs of $8.1 million in the third quarter of fiscal 2012, based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. Other costs incurred in connection with the restructuring activities include $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $17.0 million, or 53.8%, from $31.6 million in fiscal 2011 to $14.6 million in fiscal 2012. Interest expense decreased as a result of the 2010 Reorganization, which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011 and first two quarters of fiscal 2012 totaling $232.8 million.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $19.0 million, from a gain of $10.5 million in fiscal 2011 to a loss of $8.5 million in fiscal 2012. This year-over-year change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars, slightly offset by the revaluation of the higher U.S. dollar-denominated cash and accounts receivable in fiscal 2012 compared to fiscal 2011. The period-end exchange rates moved from CDN$0.9696 at March 31, 2011 to CDN$0.9975 at March 31, 2012, representing a 2.9% strengthening of the U.S. dollar against the Canadian dollar compared to a weakening of the U.S. dollar of 4.5% against the Canadian dollar in fiscal 2011.

Provision for Income Taxes

Income tax expense decreased by $28.4 million from $35.3 million in fiscal 2011 to $6.9 million in fiscal 2012. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. The decrease in tax expense in fiscal 2012 compared to fiscal 2011 was primarily due to the reduction in net income and the recognition of additional SR&ED credits upon filing our June 7, 2010 and March 31, 2011 Canadian SR&ED claims. The tax provision also includes investment tax credits recorded in fiscal 2012 and fiscal 2011 of $9.2 million and $4.4 million, respectively.

Net Income

Net income decreased by $37.8 million from $68.8 million in fiscal 2011 to $31.0 million in fiscal 2012. The decrease was primarily due to the decrease in gross margin of $55.3 million, the increase in restructuring costs of $13.4 million being included in operating expenses, and the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $19.0 million increase in year-over-year foreign exchange losses. This was offset by decreases in operating expenses, excluding restructuring costs of $4.5 million and interest and income tax expenses of $17.0 million and $28.4 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $58.3 million, or 31.4%, from $185.8 million in fiscal 2011 to $127.5 million in fiscal 2012. The change was primarily due to the decrease in gross margin, partially offset by lower deferred revenue related to lower sales and decreases in selling, marketing and administration expenses and research and development expenses. For information regarding the reconciliation of net (loss) income to Adjusted EBITDA for each of the eight most recent quarters, see the section of this annual report entitled “Selected Quarterly Financial Data”.

Adjusted Net Income

Adjusted Net Income decreased by $14.9 million, or 17.4%, from $85.5 million in fiscal 2011 to $70.6 million in fiscal 2012. The decrease in gross margin was partially offset by lower deferred revenue related to lower sales, decreases in selling, marketing and administration expenses, and research and development expenses and reduced interest expense and income taxes. For information regarding the reconciliation of net (loss) income to Adjusted Net Income for each of the eight most recent quarters, see the section of this annual report entitled “Selected Quarterly Financial Data”.

Stock-based Compensation

During fiscal 2012, we granted 2,172,828 options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $5.54 which vest over 48 months. The Company had a total of 3,000,657 options outstanding at March 31, 2012, with a weighted-average exercise price of $9.11. During fiscal 2012, we also issued 30,000 DSUs to independent directors and 250,850 time-based RSUs and 404,250 performance-based RSUs to Company executives.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net (loss) income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year Ended March 31, 2013				Fiscal Year Ended March 31, 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Consolidated Statements of Operations
Revenue	$105.2	$138.9	$170.8	$174.5	$148.0	$185.1	$210.3	$202.4
Cost of sales	59.7	80.1	94.2	93.8	89.2	105.6	113.3	102.1

Gross margin	45.5	58.8	76.6	80.7	58.8	79.5	97.0	100.3
Operating expenses
Selling, marketing and administration(1)	40.1	40.4	42.3	48.1	46.7	44.2	43.2	46.7
Research and development(1)	11.4	12.2	12.0	13.2	12.7	12.4	12.0	13.0
Depreciation and amortization	7.2	8.0	7.9	7.6	7.9	7.6	7.7	7.6
Restructuring costs	2.4	15.2	3.1	0.1	0.2	8.7	4.5	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—

Operating (loss) income	(17.8)	(51.2)	11.3	11.7	(8.7)	6.6	29.6	33.0
Non-operating expenses (income)
Interest expense	3.0	3.2	3.4	3.2	3.5	2.9	4.1	4.1
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Other (income) loss, net	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)

(Loss) income before income taxes	(25.2)	(56.5)	15.9	2.3	(6.5)	11.2	2.9	30.3
Income tax (recovery) expense	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5

Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8

Certain	reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for fiscal 2013, 2012 and 2011 for further discussion of this change in accounting policy.

	Fiscal Year Ended March 31, 2013				Fiscal Year Ended March 31, 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted EBITDA
Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8
Income tax (recovery) expense	(6.5)	(5.6)	2.3	0.8	(3.6)	0.5	2.5	7.5
Depreciation in cost of sales	0.9	0.8	1.0	1.0	1.0	1.0	0.9	0.9
Depreciation and amortization	7.2	8.0	7.9	7.6	7.9	7.6	7.7	7.6
Interest expense	3.0	3.2	3.4	3.2	3.5	2.9	4.1	4.1
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Change in deferred revenue(2)	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0
Stock-based compensation(1)	0.5	—	1.0	1.8	1.2	2.0	2.3	3.7
Costs of restructuring(3)	2.6	15.2	3.3	0.1	—	9.0	5.6	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—
Other (income) loss, net	(0.6)	0.1	0.3	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)

Adjusted EBITDA(4)	$(8.8)	$5.8	$26.7	$25.1	$1.7	$29.1	$49.5	$47.2

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for fiscal 2013, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(3)	Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).
(4)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent. Adjusted EBITDA should thus be considered in addition to, but not as a substitute for, information contained in our consolidated financial statements.

	Fiscal Year Ended March 31, 2013				Fiscal Year Ended March 31, 2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted Net (Loss) Income
Net (loss) income(1)	$(18.7)	$(50.9)	$13.6	$1.5	$(2.9)	$10.7	$0.4	$22.8
Adjustments to net (loss) income
Amortization of intangible assets	2.3	2.4	2.4	2.4	2.4	2.4	2.4	2.4
Foreign exchange loss (gain)	5.0	2.0	(8.3)	6.3	(5.6)	(7.3)	22.7	(1.3)
Change in deferred revenue(2)	(4.4)	(1.2)	2.2	2.9	0.3	2.9	3.4	2.0
Stock-based compensation(1)	0.5	—	1.0	1.8	1.2	2.0	2.3	3.7
Costs of restructuring(3)	2.6	15.2	3.3	0.1	—	9.0	5.6	—
Impairment of goodwill	—	34.2	—	—	—	—	—	—
Impairment of property and equipment	2.2	—	—	—	—	—	—	—

	8.2	52.6	0.6	13.5	(1.7)	9.0	36.4	6.8
Tax impact on adjustments(4)	1.0	4.0	1.2	2.4	0.5	3.0	5.6	1.8

Adjustments to net (loss) income, net of tax	7.2	48.6	(0.6)	11.1	(2.2)	6.0	30.8	5.0

Adjusted Net (Loss) Income(5)	$(11.5)	$(2.3)	$13.0	$12.6	$(5.1)	$16.7	$31.2	$27.8

Adjusted Net (Loss) Income per share(1)
Weighted-average number of shares outstanding (000’s)
Basic	120,536	120,544	120,757	121,142	121,445	122,033	123,652	123,773
Diluted	120,536	120,544	123,630	124,045	121,445	122,693	124,331	124,452

(Loss) earnings per share—basic	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19
Adjustments to net (loss) income, net of tax, per share	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03

Adjusted Net (Loss) Income per share—basic	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22

(Loss) earnings per share—diluted	$(0.15)	$(0.42)	$0.11	$0.01	$(0.02)	$0.09	$0.00	$0.19
Adjustments to net (loss) income, net of tax, per share	0.05	0.40	(0.00)	0.09	(0.02)	0.05	0.25	0.03

Adjusted Net (Loss) Income per share—diluted	$(0.10)	$(0.02)	$0.11	$0.10	$(0.04)	$0.14	$0.25	$0.22

Total number of interactive displays sold(6)	60,444	71,938	111,741	94,811	81,716	100,898	111,008	101,479
Average selling price of interactive displays sold(7)	$1,360	$1,535	$1,234	$1,415	$1,322	$1,400	$1,430	$1,532

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for fiscal 2013, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(3)	Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).
(4)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(5)	Adjusted Net (Loss) Income is a non-GAAP measure and is not a substitute for the GAAP equivalent. Adjusted Net (Loss) Income should thus be considered in addition to, but not as a substitute for, information contained in our consolidated financial statements.
(6)	Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.
(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2013, we held cash and cash equivalents of $141.4 million. Our primary source of cash flow is sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of March 31, 2013, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	August 28, 2007	August 28, 2014	LIBOR + 3.0%	$288.2 million

We have two revolving credit facilities totaling $100.0 million that form part of the first lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0% and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 (one year in advance of the rest of the First lien facility) and were undrawn as of March 31, 2013.

In March 2013, we opportunistically sought to refinance our long-term debt through an offering of senior secured notes, but we subsequently withdrew the proposed offering. Our existing long-term debt matures in August 2014 and the offering was not pursued to fund short-term requirements.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $12.7 million from $57.6 million in fiscal 2012 to $70.3 million in fiscal 2013. The increase was attributable to a net decrease in period-over-period non-cash working capital balances of $76.4 million, largely offset by lower operating income. The decrease in non-cash working capital was primarily related to declining inventory and accounts receivable balances, partially offset by decreases in accounts payable and accrued and other current liabilities.

Net cash provided by operating activities decreased by $27.4 million from $85.0 million in fiscal 2011 to $57.6 million in fiscal 2012. The change was driven by lower operating income. Increases in working capital related to higher inventory balances were offset by decreases in other year-over-year non-cash working capital balances.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $3.6 million from $23.0 million in fiscal 2012 to $19.4 million in fiscal 2013, primarily related to a decrease in capital expenditures of $3.8 million in fiscal 2013 compared to fiscal 2012.

Net cash used in investing activities decreased by $79.0 million from $102.0 million in fiscal 2011 to $23.0 million in fiscal 2012. The decrease was due to net cash used in investing activities in fiscal 2011 related to the acquisition of NextWindow for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition and a decrease in capital expenditures of $4.4 million in fiscal 2012 compared to fiscal 2011.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $54.5 million from $57.8 million in 2012 to $3.3 million in fiscal 2013. The decrease was due to $45.0 million in debt repayments on the Second lien facility in fiscal 2012 and a $9.0 million decrease in repurchases of common shares in fiscal 2013 compared to the prior year.

Net cash used in financing activities decreased by $40.3 million from $98.1 million in 2011 to $57.8 million in fiscal 2012. The cash used in financing activities in fiscal 2012 primarily related to repayments of $45.0 million on the Second lien facility and $9.8 million in repurchases of our Class A Subordinate Voting Shares. The cash used in financing activities in fiscal 2011 primarily related to $239.3 million in debt repayments on our revolving credit facility, shareholder note payable, unsecured term loan, term construction facility and construction loan. The cash used in financing activities was offset by net cash proceeds of $134.3 million from the initial public offering in fiscal 2011.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See information provided under “We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.” and “We may infringe on or violate the intellectual property rights of others.” in the section of this annual report entitled “Risk Factors—Risks Related to Our Business.”

D.	TREND INFORMATION

The education market for interactive displays is exhibiting varying dynamics on a geographical basis. In North America, education funding constraints, high classroom penetration rates and the proliferation of tablets has led to a decline in interactive display demand. However, we believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and an increasing focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

Recent developments in tablets have caused a portion of education budgets to be redirected away from spending on interactive displays, and toward tablets. With the increasing utilization of tablets, other mobile devices, and digital content, technology in classrooms is evolving, however, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies without significant cost and complexity. SMART has an opportunity to provide software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in both interactive display hardware and software when they occur.

For enterprise customers, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. We believe the market opportunity for our enterprise solutions is significant. However, we are in the early stages of the product adoption curve.

E.	OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2013, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2013.

	Fiscal Year Ending March 31,
	2014	2015	2016	2017	2018 and thereafter	Total
Operating leases	$5.8	$5.1	$4.5	$4.2	$13.6	$33.2
Derivative contracts	0.7	0.3	—	—	—	1.0
Long-term debt repayments
Long-term debt	3.1	285.1	—	—	—	288.2
Future interest obligations on long-term debt	9.6	3.9	—	—	—	13.5
Purchase commitments	92.8	4.0	1.5	—	—	98.3

Total	$112.0	$298.4	$6.0	$4.2	$13.6	$434.2

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2013. Fluctuations in these rates may result in actual payments differing from those in the above table.

The above table does not include the capital lease commitment related to the sale-leaseback of our global headquarters building that closed on May 7, 2013 subsequent to the end of fiscal 2013. See Note 19 to our consolidated financial statements in Item 18 of this annual report.

G.	SAFE HARBOR

See “Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to each of the current directors and officers. The age of each individual in the table is as of June 19, 2013.

Name and Place of Residence	Age	Position with SMART
David Martin Alberta, Canada	64	Chairman of the Board

Nancy Knowlton Alberta, Canada	59	Director

Salim Nathoo London, England	42	Director

Michael J. Mueller(1) Ontario, Canada	65	Director

Robert C. Hagerty(1) California, United States	61	Lead Director

David B. Sutcliffe(1)(2) Alberta, Canada	53	Director

Neil Gaydon Alberta, Canada	53	President, CEO and Director

Warren Barkley Alberta, Canada	45	Chief Technology Officer

Kelly Schmitt Alberta, Canada	35	Vice President, Finance and CFO

Jeffrey A. Losch Alberta, Canada	53	Vice President, Legal and General Counsel

(1)	Member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and independent director.
(2)	Mr. Sutcliffe will not be standing for re-election at the next annual shareholders meeting, scheduled for August 8, 2013.

David Martin is the Chairman of the Board and co-founder of the Company, and also served as Executive Chairman from January 2007 to April 2012. He has been a director of the Company or its predecessors since 1987. From 2002 until his appointment as Executive Chairman, Mr. Martin was our Chairman and Co-CEO. Since our inception in 1987 until 2002, he served the Company in various other capacities including CEO, President and Chairman of the Board. Mr. Martin is the creator of the SMART Board interactive whiteboard and the named inventor with respect to numerous patents. He has received many awards for his contributions to the industry, including the Alberta Centennial Medal for High-Tech Innovation and the Canadian Advanced Technology Alliance Award for Private Sector and Leadership in Advanced Technology. Mr. Martin and Ms. Knowlton are married.

Nancy Knowlton is a director and co-founder of the Company, and also served as President and CEO from June 2007 to April 2012 and CEO of our main operating subsidiary from January 2007 to April 2012. She has been a director of the Company or its predecessors since 1987. From 2002 until her appointment as CEO, Ms. Knowlton was our President and Co-CEO. Since our inception in 1987 until 2002, she served the Company in various other capacities, including President, Chief Operating Officer and Executive Vice President. She has received numerous awards, including Canadian Woman Entrepreneur of the Year, as well as honorary doctorate degrees from Bishop’s University and Saint Mary’s University. Ms. Knowlton and Mr. Martin are married.

Salim Nathoo has been a director of the Company since August 2007, when Apax Partners, a private equity firm, made its investment in the Company and exercised its right to appoint a member of the Board. Mr. Nathoo is a Partner and global co-head of Apax Partners’ technology and telecom team. He joined Apax Partners in 1999. From 1997 to 1999, Mr. Nathoo was with McKinsey & Company, an international management consulting firm, in various capacities. He currently also serves on the board of directors of iGATE Corporation, a US provider of IT services, Orange Communications SA, a Swiss telecommunications company, and Sophos Limited, a UK-based software company. Apax Partners is a significant shareholder of the Company. For a detailed description of the right of Apax Partners to appoint a member of the Board, see “Securityholders Agreement” section below.

Michael J. Mueller has been a director of the Company since July 2010. Mr. Mueller retired from the audit firm PricewaterhouseCoopers (“PwC”) in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. From his appointment as Partner in 1979 through 2007, Mr. Mueller served PwC in various other capacities, including Managing Partner, National Managing Partner and a member of PwC’s Global Markets Council, Global Advisory Leadership Team and Global Audit Leadership Team. He currently serves on the board of directors of Hydro One Inc., an electricity transmission and distribution company in Ontario, Canada. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

Robert C. Hagerty has been a director of the Company since July 2010 and in May 2011 was appointed Lead Director. Mr. Hagerty has been CEO and a director of iControl Networks, Inc., a software and services company for the broadband home management market, since September 2011. Mr. Hagerty has, since September 2011, also served as a director of Plantronics, Inc., a personal audio communications company. Mr. Hagerty served Polycom, Inc., a provider of unified communications and collaboration solutions, in various executive capacities and as an advisor from 1997 through 2011, including as Director and President from January 1997; Director, CEO and President from July 1998; and Chairman, Director, CEO and President from March 2000 to May 2010. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He has also held several key executive management positions with Logitech, Inc., a manufacturer of computer input devices, Conner Peripherals Inc., a disk drive company, Signal Corporation, a global designer and provider of safety and security products and solutions, and Digital Equipment Corporation, a computer hardware and software manufacturing firm. Mr. Hagerty served on the board of Palm, Inc., a provider of mobile computing solutions, in various capacities from 2005 to 2010, including Lead Independent Director, Chairman of the Governance and Nominating Committee and Audit Committee member.

David B. Sutcliffe has been a director of the Company since June 2011, but he will not be standing for re-election as a director of the Company at the next annual general shareholders meeting, scheduled for August 8, 2013. Mr. Sutcliffe was the CEO of Sierra Wireless, Inc., a designer and provider of customized connected lifestyle devices and services (“Sierra”) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Directors of Sierra. He currently serves on the board of directors of Ballard Power Systems, Inc., a manufacturer of fuel cell products.

Neil Gaydon was appointed President and CEO in October 2012 and became a director of the Company in February 2013. Mr. Gaydon has over 28 years of technology experience and leadership, and most recently was a director and the CEO of Pace plc, a set top box producer headquartered and publicly listed in the United Kingdom, from 2006 to 2012. Prior to being appointed the CEO of Pace plc, Mr. Gaydon served in numerous executive and senior positions at Pace plc, including as the President of Pace Americas, which he established and led for five years. Before joining Pace plc, Mr. Gaydon worked with a number of technology companies in a variety of key roles.

Warren Barkley was appointed Chief Technology Officer in November 2012. Mr. Barkley has over 17 years of technology experience and most recently served as General Manager in the Unified Communications division at Microsoft Corporation, a multinational software and technology company (“Microsoft”). He held several key positions in Microsoft over his tenure and was instrumental in the development of Microsoft Lync as the communication and collaboration software of choice for Fortune 500 companies. At Microsoft, he played a central role in establishing WiFi as a worldwide standard and building world class real time communications technologies used by hundreds of millions of users every day. He holds over 35 worldwide patents in networking, wireless and communications. Prior to his career in the technology sector, Mr. Barkley was a school teacher.

Kelly Schmitt was appointed Vice President, Finance and CFO in November 2012. Prior to her appointment, Ms. Schmitt served the Company’s main operating subsidiary for five years in various senior roles, including Corporate Controller, Treasurer and Director of Investor Relations. Prior to joining the Company, Ms. Schmitt served in various treasury and corporate finance roles at small and large cap energy companies. Ms. Schmitt is a Chartered Accountant and a Chartered Financial Analyst.

Jeffrey A. Losch was appointed Vice President, Legal and General Counsel in September 2008. Prior to joining us, Mr. Losch provided consulting services to businesses and individuals from September 2005 to August 2008. Mr. Losch was Senior Vice President, Secretary and General Counsel of InterTAN, Inc., a consumer electronics specialty retailer, from September 2001 to May 2005 and was its Vice President, Secretary and General Counsel from March 1999 to September 2001. From December 1993 to March 1999, Mr. Losch was Corporate Counsel of Whirlpool Canada Ltd., the Canadian subsidiary of Whirlpool Corporation, a manufacturer and marketer of major home appliances.

Appointment of Additional Independent Director

With the decision of Mr. Sutcliffe not to stand for reelection at this year’s annual general meeting of shareholders, the Board, after giving consideration to the experience and skillsets of its remaining members, the current business environment and strategic objectives of the Company, regulatory requirements, and the desirability of having a third independent individual serve on the Board, determined that it should appoint an additional independent director to serve until the annual general meeting of shareholders in 2014. Accordingly, a search process coordinated by the Corporate Governance & Nominating Committee has been commenced. The preliminary selection of candidates is being conducted by an international executive search firm, Spencer Stuart, using criteria developed in conjunction with the Board. To date a short list of qualified candidates has been identified and the Board is in the process of interviewing them. Following this, the Board will select the most suitable candidate and appoint such person as the seventh director at or shortly following the annual general meeting of shareholders to be held August 8, 2013.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a securityholders agreement providing that such holders will, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consists of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel. Intel has informed the Company that it does not intend to exercise its right to nominate a director at this time, and accordingly no Intel nominee sits on the Board as of the date of this annual report. The securityholders agreement also prohibits any amendment of our Articles or By-laws without the unanimous consent of the holders of our Class B Shares.

B.	COMPENSATION

Compensation of Executive Officers

The following discussion and analysis examines the compensation earned during fiscal 2013 by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for any part of that fiscal year as well as each of the three other most highly compensated executive officers of the Company (collectively, the “NEOs”) earning more than $150,000 in total compensation for that fiscal year.

Under the guidance of the Compensation Committee of the Board, the Company has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success-sharing bonuses, long-term incentive awards including the granting of stock options and retirement plans.

Executive Compensation Guiding Principles

The Company recognizes that its success is in large part dependent on its ability to attract and retain skilled employees. The Company endeavors to create and maintain compensation programs based on performance, teamwork and rapid progress, and to align the interests of the executives and Shareholders. The principles and objectives of the compensation and benefits programs for employees generally, and for the NEOs specifically, are to:

•	attract, motivate and retain highly-skilled individuals who have incentives to achieve the Company’s strategic goals;

•	closely align compensation with the Company’s business and financial objectives and the long-term interests of Shareholders; and

•	offer total compensation that is competitive and fair.

Compensation-Setting Process

The Company has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the CEO, and with respect to the CEO, the Compensation Committee, reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties make recommendations to the Board as to the executive compensation package for each NEO. This review occurs in the first quarter of the fiscal year.

Compensation Components

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Equity Incentive Plan.

Each compensation component has a role in meeting the above objectives. The mix of compensation components is designed both to reward short-term results and to motivate long-term performance. The compensation level of the NEOs reflects to a significant degree the varying roles and responsibilities of the NEOs.

The appropriate level for overall NEOs compensation is determined by the Compensation Committee for all of the NEOs based on: (i) a review of certain available market data including a review of the compensation paid to other named executive officers by a comparison group of companies; and (ii) internal equity, length of service, skill level and other factors deemed appropriate.

The NEOs’ compensation packages provide a balanced set of components consistent with the objectives of the Company’s compensation strategy. The fixed elements, assessed in their entirety, provide a competitive base of fixed compensation necessary to attract, retain and motivate executives. The variable elements, assessed in their entirety, are reviewed and approved by the Compensation Committee and are designed to balance short-term objectives with the long-term interests of the Company, motivate superior performance against both timeframes and reward the attainment of individual and business objectives. The combination of the fixed elements and variable incentive opportunities delivers a competitive compensation package as compared to the peer group used by the Company.

Below is a description of the total compensation elements, forms of compensation, performance periods and how the amount is determined for each element.

Type of compensation	Form	Performance period	How it is determined
Base salary	Cash	One year	Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary is benchmarked to the 50th percentile for the selected comparison group of companies (the “Comparator Group”) and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentives	Performance-Based Cash Bonuses	One year	Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Company performance in the case of the CEO, and on Company and individual performance in the case of the other NEOs.

Long-Term Incentives	Stock options	Typically, three or four-year vesting and a five-year term	Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the excess, if any, of the price of a Class A Subordinate Voting Share over the per-share exercise price of the option.

	Restricted Stock Units	Typically, equal annual vesting over a three-year term	Target award is determined by the Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

	Performance Stock Units	Typically, three- year cliff vesting and a three year term	Target award is determined by the Compensation Committee and is based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Company.

Retirement Plans	RRSP Contribution	Ongoing	The Company matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary.

Base Salaries

In general, base salaries for the NEOs are initially established through arm’s-length negotiation at the time of hire, taking into account the NEO’s qualifications, experience and prior salary and prevailing market compensation for similar roles in comparable companies. The initial base salaries of the NEOs are then reviewed annually by the Compensation Committee for the CEO and by the CEO and the Compensation Committee for all other NEOs, to determine whether any adjustment is warranted. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In considering a base salary adjustment, the Compensation Committee considers the Company’s overall performance, the scope of the NEO’s functional responsibilities, individual contributions and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position both vested and unvested, and the amounts paid to the NEO’s peers inside the Company.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Company’s longer-term objectives. The Fiscal 2013 Discretionary Bonus Plan (the “2013 Bonus Plan”) includes target bonus opportunities and target goals. The Compensation Committee determined the actual bonus awards for fiscal 2013 for each of the NEOs except in the case of Mr. Gaydon, whose bonus amount was determined by the terms of his employment contract with the Company, and Mr. Lelorieux, who will be departing the Company in early July 2013.

Each bonus under the 2013 Bonus Plan has two components, as described in greater detail below: (i) a Company performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•

The Company performance bonus is measured by reference to a key performance indicator: “adjusted net income” as determined by internal management financial statements. The term “adjusted net income” is defined as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange losses or gains, net change in deferred revenue, impairment of goodwill, impairment of property and equipment and amortization of intangible assets; all net of tax. The Company uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of comparable companies.

•

Individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Company’s strategy, contribution to key issues for the Company, attention to values, principles and policies and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to such individual.

Each NEO’s target bonus opportunity under the 2013 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities being a range of 50% to 100% of base salary, with an additional bonus opportunity for exceptional performance. There is an additional bonus opportunity as well for the NEO in the event the Company exceeds the Company performance target(s). The weighting of the bonus for the NEO is a range of 75% to 100% for Company performance and a range of 0% to 25% for individual performance. The bonus is weighted towards Company performance reflecting the NEO’s ability to impact overall Company performance. The Company performance targets for payout under the 2013 Bonus Plan were set at amounts the Board reasonably believed to be attainable. If the Company performance threshold is not achieved, the 2013 Bonus Plan contemplates that the individual performance bonus may not be paid. Under the 2013 Bonus Plan, the Board has the ability to exercise discretion to award compensation in the absence of attaining performance goals or can increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2013 Bonus Plan. For the purposes of determining both the individual performance and Company performance components of individual bonuses for fiscal 2013, the Board established the Company performance factor to be 0% and accordingly no Company performance component will be paid out. However, the Board chose to exercise such discretion and pay out the individual performance bonus component even though the Company performance target for payout was not achieved.

For NEOs whose short term incentive includes an individual performance component, the factors comprising such individual performance include: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility, and adhering to the established budget of the officer’s functional areas(s) of responsibility.

Long-Term Equity Incentives

The Company adopted a 2010 Equity Incentive Plan (“2010 Equity Incentive Plan”) in connection with its IPO and has granted equity incentive awards to the NEOs pursuant to the 2010 Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Shares already held. In June 2011, the Company amended and restated the 2010 Equity Incentive Plan to allow for the issuance of performance restricted share units, to make certain amendments to reflect changes in financial standards and to facilitate awards to participants resident in the United States. The plan, as so amended and restated, is referred to in this annual report as the “Equity Incentive Plan”.

Change in Control Benefits

The Company has entered into employment agreements with the NEOs that provide for the payment of certain severance benefits if the Company undergoes a change in control and the NEO is terminated in relation to such change in control or suffers a material change in the scope of his or her duties or responsibilities as a result of such change in control, within a specified period preceding or following the change in control. The Company believes that these arrangements, which require both a change in control and termination of employment or such material change before payment is owed, effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders, without undue concern over the impact of such a transaction on their own personal financial and employment situation. No such payments were made by the Company during fiscal year 2013.

Perquisites and Other Personal Benefits

The Company does not utilize perquisites or other benefits as a significant element of the compensation program currently provided to NEOs. All future practices regarding perquisites will be approved, and subject to periodic review, by the Compensation Committee.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by the NEOs during fiscal 2013.

Name and Principal Position	Year	Salary($)(1)	Share- based awards ($)(2)	Options ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)		Total Compensation ($)(1)
					Annual incentive plans(1)(4)	Long-term incentive plans
Nancy Knowlton President & CEO(5)	2013	30,732	Nil	Nil	Nil	Nil	Nil	2,025,924	(12)	2,056,656

Neil Gaydon President & CEO(6)	2013	321,569	258,000	121,580	336,456	Nil	Nil	100,335	(13)	1,137,940

Thomas F. Hodson Interim CEO and Vice President(7)	2013	378,084	222,250	Nil	Nil	Nil	Nil	710,952	(14)	1,311,286

G.A. (Drew) Fitch Vice President, Finance & CFO(8)	2013	255,296	222,250	Nil	Nil	Nil	Nil	461,515	(15)	939,061

Kelly Schmitt Vice President, Finance & CFO(9)	2013	200,625	64,100	60,790	49,945	Nil	Nil	26,900	(16)	402,360

Jeffrey A. Losch Vice President, Legal & General Counsel	2013	277,387	101,600	Nil	35,540	Nil	Nil	179,409	(17)	593,936

Patrick Lelorieux(10) President, Enterprise	2013	355,735	152,400	Nil	41,501	Nil	Nil	28,832	(18)	578,468

Daniel Rodrigue(11) Vice President, Operations	2013	217,906	127,000	Nil	28,294	Nil	Nil	202,607	(19)	575,807

(1)	All cash compensation is paid in Canadian currency. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for fiscal 2013 based on exchange rates published by the Bank of Canada through January 2013 and the Bank of America thereafter. The exchange rate used for fiscal 2013 was 1.00CAD = 0.9989USD.
(2)	Share-based awards represent the fair value of RSUs and PSUs granted during the year. The fair value of the RSUs and PSUs is based on the closing market price of the Class A Subordinate Voting Shares as determined by the NASDAQ on the effective date of grant, multiplied by the number of RSUs and PSUs granted.
(3)	The value of unexercised in-the-money options at year end is based on the closing price of a Class A Subordinate Voting Share on the NASDAQ on March 28, 2013, which was $1.39. “In-the-money” means the amount by which the market value of a Class A Subordinate Voting Share on that date exceeded the per-share option exercise price. Amounts in this column represent the fair value of stock options granted during the year under the Equity Incentive Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted was $0.72 in fiscal 2013.

Expected dividend yield	Nil
Expected stock price volatility	62-65%
Expected risk-free interest rate	0.5-0.9%
Expected life of options	4 years

There is no dividend yield because the Company does not pay, and currently does not plan to pay, cash dividends on the Class A Subordinate Voting Shares. The expected stock price volatility is based on a review of the volatility of comparable public companies. The risk-free interest rate is based on yields from U.S. government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

(4)	Amounts earned pursuant to the 2013 Bonus Plan.
(5)	Nancy Knowlton was the President & CEO of the Company from 2007 until April 30, 2012.
(6)	Neil Gaydon is the current President & CEO of the Company and was appointed to that position on October 24, 2012.
(7)	Tom Hodson was the Interim President & CEO of the Company from April 30, 2012 until October 24, 2012. He was also the former Vice President of the Company. He departed the Company on February 28, 2013.
(8)	Drew Fitch is the former Vice President, Finance & CFO of the Company and served in that capacity until November 30, 2012.
(9)	Kelly Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(10)	Patrick Lelorieux is the former President, Enterprise of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Company. He will be departing the Company in early July 2013.
(11)	Daniel Rodrigue is Vice President, Operations of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Company.
(12)	Includes $67,743 paid in connection with the repurchase of Class A Subordinate Voting Shares by the Company pursuant to the terms of the participant equity loan program (“PELP”); $1,743,913 paid as a retirement allowance pursuant to the terms of Ms. Knowlton’s employment agreement with the Company; $212,581 in respect of accrued but unpaid vacation balance; $1,575 in respect of Company contributions to her RRSP; and $112 for benefits.
(13)	Includes $99,890 paid as a signing bonus pursuant to the terms of Mr. Gaydon’s employment agreement with the Company and $445 for benefits.
(14)	Includes $668,751 paid as a retirement allowance pursuant to the terms of Mr. Hodson’s employment agreement with the Company; $27,727 in respect of an accrued but unpaid vacation balance; $13,033 in respect of Company contributions to his RRSP; and $1,441 for benefits.
(15)	Includes $399,560 paid as a special bonus; $50,883 paid in connection with the repurchase of Class A Subordinate Voting Shares by the Company pursuant to the terms of the PELP; $521 in respect of accrued but unpaid vacation balance; $9,173 in respect of Company contributions to Mr. Fitch’s RRSP; and $1,378 for benefits.
(16)	Includes $18,478 paid as a special bonus; $7,521 in respect of Company contributions to Ms.Schmitt’s RRSP; and $901 for benefits.
(17)	Includes $167,644 paid as a special bonus; $10,208 in respect of Company contributions to Mr. Losch’s RRSP; and $1,557 for benefits.
(18)	Includes 22,380 Euros paid to Mr. Lelorieux as a vehicle allowance. This amount was converted to USD using an exchange rate of 1Euro = 1.2883USD.
(19)	Includes $192,821 paid as a special bonus; $8,229 in respect of Company contributions to Mr. Rodrigue’s RRSP; and $1,557 for benefits.

Equity Incentive Plan Awards

Reservation and Issuance of Class A Subordinate Voting Shares. The Equity Incentive Plan provides for the grant of options, restricted share units (including performance restricted share units), deferred share units, and other share or performance-based awards to the directors, officers, employees, consultants and service providers of the Company and its affiliates. Class A Subordinate Voting Shares issued upon the exercise of awards under the Equity Incentive Plan are authorized and unissued Class A Subordinate Voting Shares or, except in respect of options, outstanding Class A Subordinate Voting Shares acquired on the open market through the facilities of a broker.

The Company currently has reserved for issuance pursuant to the Equity Incentive Plan a number of Class A Subordinate Voting Shares equal to 10% of the Company’s issued and outstanding Shares. All issuances of Class A Subordinate Voting Shares pursuant to the exercise of awards granted under the Equity Incentive Plan will be in compliance with the requirements of the Toronto Stock Exchange (the “TSX”), the NASDAQ Global Select Market (the “NASDAQ”) and all applicable securities laws of both Canada and the United States of America (“Applicable Securities Laws”). Under the policies of the TSX, all shares of a listed company available for granting awards, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum number of securities issuable, such as the Equity Incentive Plan, must be re-approved by the board of directors and shareholders of the company every three years. On June 13, 2013, the Board approved an increase in the maximum number of Class A Subordinate Voting Shares available for granting awards under the Equity Incentive Plan from 10% of the issued and outstanding Shares to 12% of the issued and outstanding Shares (the “Increased Allotment”). Such approval is subject to approval by the Shareholders at the annual general meeting of Shareholders to be held August 8, 2013 (the “Meeting”) and the TSX. In approving the Increased Allotment, the Board considered a number of factors, including the Company’s human resources requirements and the anticipated need to grant awards in the future to attract and retain the most qualified individuals. Based on a review of these factors, the Board unanimously determined that the proposed increase is both reasonable and in the best interests of the Company. If the Increased Allotment is approved at the Meeting, the terms of the Equity Incentive Plan will remain the same, except that the current “rolling” 10% limit on issuable shares will be increased to 12%.

The Increased Allotment will permit the Company to have, at any time, a number of Class A Subordinate Voting Shares available for granting awards under the Equity Incentive Plan equal to 12% of the number of Shares then issued and outstanding. As a result, when awards granted under the Equity Incentive Plan are exercised, cancelled or expire in accordance with their terms, a number of Class A Subordinate Voting Shares equal to the number of shares that were subject to such awards will be added to the number of Class A Subordinate Voting Shares available for granting awards under the Equity Incentive Plan. Any increase in the number of issued and outstanding Shares, such as in connection with an acquisition or sale of Shares to effect a capital raise, will result in a corresponding increase in the number of Class A Subordinate Voting Shares available for granting awards under the Equity Incentive Plan. Likewise, any exercise of an award will result in such an increase in the number of Class A Subordinate Voting Shares issued and outstanding, and accordingly will result in an increase in the number of Class A Subordinate Voting Shares available for granting awards under the Equity Incentive Plan.

No more than 2.5% of the Class A Subordinate Voting Shares may be subject to the total awards granted under the Equity Incentive Plan to any individual participant during a given calendar year.

Administration of Awards. The Compensation Committee provides recommendations to the Board relative to the administration of the Equity Incentive Plan. The Compensation Committee provides recommendations to the Board with respect to the terms and conditions of the awards, including the individuals who should receive awards, the terms of awards, the exercise price, the number of Class A Subordinate Voting Shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will entitle the holder to receive dividend equivalents, and the timing of grants. The Compensation Committee, in compliance with the provisions of the TSX, the NASDAQ and Applicable Securities Laws, also recommends to the Board any modifications, amendments or adjustments to the terms and conditions of outstanding awards, provided such modifications, amendments or adjustments do not impair the rights of a holder of a previously granted award, and established arrangements for financing by broker-dealers (including payment by the Company of commissions), award exercise procedures (including cashless exercise) and procedures for payment of withholding tax obligations with cash or Class A Subordinate Voting Shares.

Stock Options. Although the Compensation Committee may recommend to the Board the exercise price of options granted under the Equity Incentive Plan, the exercise price may not be less than 100% of the fair market value of the Class A Subordinate Voting Shares on the date of grant. No options may be granted for a term longer than ten years. Options may be exercised as provided in the applicable award agreement. The purchase price and vesting provisions (if any) for any optioned shares shall be fixed by the Compensation Committee, subject to the limitations and restrictions of the TSX, the NASDAQ, and the Equity Incentive Plan. Options granted to employees pursuant to the Equity Incentive Plan (i) prior to October 2011 will generally vest equally on the second, third, and fourth anniversaries of the date of grant, (ii) after October 2011 but before November 2012 will generally vest equally on the first, second, third, and fourth anniversaries of the date of grant, and (iii) since November 2012 will generally vest equally on the first, second and third anniversaries of the grant. Generally, when a participant terminates employment, outstanding unvested options granted under the Equity Incentive Plan will be forfeited immediately. If a participant’s employment terminates as a result of retirement or disability, by the Company other than for cause, or by the participant with good reason, vested options generally remain exercisable for 90 days after termination. If a participant dies while employed or within three months after retirement or disability, vested options generally remain exercisable for six months after death. Specific provisions of a written employment agreement may provide for different treatment. However, no option granted under the Equity Incentive Plan is exercisable after its term expires.

Restricted Share Units. Restricted share unit (“RSU”) awards may consist of grants of rights to receive, at the Company’s option, Class A Subordinate Voting Shares, the cash value of Class A Subordinate Voting Shares, or a combination of both, which may vest in installments in accordance with performance criteria specified by the Compensation Committee, or on a time-vested basis.

Performance Restricted Share Units. The Compensation Committee has the authority, at the time RSU awards are granted under the Equity Incentive Plan, to designate all or a portion of such RSU awards as performance restricted share unit (“PSU”) awards and in the event that RSU awards are designated as PSU awards, such PSU awards shall vest based in whole or in part on the performance criteria set forth in the applicable award agreement.

Deferred Share Units. Deferred share unit (“DSU”) awards are awards similar to awards of restricted share units except that such awards may not be redeemed for Class A Subordinate Voting Shares or for the value of Class A Subordinate Voting Shares until the participant has ceased to hold all offices, employment and directorships with the Company and its affiliates.

Effect of a Significant Event. In the event of a “significant event”, as defined in the Equity Incentive Plan, and unless otherwise provided in an award agreement or a written employment contract between the Company and a plan participant, the Board may provide that the successor company will assume each award or replace it with a substitute award, or the awards will become vested in whole or in part, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur.

Under the Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Company and a plan participant (and subject to certain exceptions described in the Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power of all Shares;

•

individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•

a merger, consolidation, amalgamation or arrangement (or a similar transaction) of the Company occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by the same person or group of persons as immediately before the event; or

•	the Shareholders approve a plan of complete liquidation or winding-up of the Company, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

Transferability. Awards under the Equity Incentive Plan generally are not transferable other than by will or by the laws of descent and distribution or as expressly permitted by the Board. Except as noted, only the participant may exercise an award.

Additional Provisions. The Board has the right to amend, suspend or terminate the Equity Incentive Plan at any time provided that such action does not impair any award previously granted under the Equity Incentive Plan. Amendments to the Equity Incentive Plan will be submitted for Shareholder approval to the extent required by the Equity Incentive Plan or by applicable law, including the rules of applicable stock exchanges.

Outstanding Options and Share-Based Awards

Information regarding options and share-based awards granted to NEOs that were outstanding as of March 31, 2013 is set forth in the following table:

	Options				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested(1)	Market or payout value of vested share-based awards not paid out or distributed
Nancy Knowlton President & CEO(3)	62,500	17.00	July 14, 2015	Nil	51,334	71,354	Nil
	105,000	5.83	June 22, 2016	Nil

Neil Gaydon President & CEO(4)	200,000	1.29	Nov. 20, 2017	20,000	200,000	278,000	Nil

Thomas F. Hodson Interim CEO and Vice President(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

G.A. (Drew) Fitch Vice President, Finance & CFO(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Kelly Schmitt Vice President, Finance & CFO(7)	6,000	17.00	July 14, 2015	Nil	50,000	69,500	Nil
	12,000	5.83	June 22, 2016	Nil
	100,000	1.29	Nov. 20, 2017	10,000

Jeffrey A. Losch	14,000	17.00	July 14, 2015	Nil	91,300	77,562	Nil
Vice President, Legal & General Counsel	8,500	5.83	June 22, 2016	Nil

Patrick Lelorieux President, Enterprise(8)	14,000	17.00	July 14, 2015	Nil	124,167	172,592	Nil
	12,500	5.83	June 22, 2016	Nil

Daniel Rodrigue Vice President, Operations(9)	14,000	17.00	July 14, 2015	Nil	104,167	144,792	Nil
	12,500	5.83	June 22, 2016	Nil

(1)	The value of unexercised in-the-money options at year end is based on the closing price of a Class A Subordinate Voting Share on the NASDAQ on March 28, 2013, which was $1.39. “In-the-money” means the amount by which the market value of a Class A Subordinate Voting Share on that date exceeded the per-share option exercise price.
(2)	The market value of the RSUs that have not vested at year end is based on the closing price of a Class A Subordinate Voting Share on the NASDAQ on March 28, 2013, which was $1.39. The market value of PSUs that have not vested at year end is Nil, as the performance criteria for these awards for fiscal 2013 were not met.
(3)	Nancy Knowlton was the President & CEO of the Company from 2007 until April 30, 2012.

(4)	Neil Gaydon is the current President & CEO of the Company and was appointed to that position on October 24, 2012.
(5)	Tom Hodson was the Interim President & CEO of the Company from April 30, 2012 until October 24, 2012. He was also the former Vice President of the Company. He departed the Company on February 28, 2013.
(6)	Drew Fitch is the former Vice President, Finance & CFO of the Company and served in that capacity until November 30, 2012.
(7)	Kelly Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(8)	Patrick Lelorieux is the former President, Enterprise of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Company. He will be departing the Company in early July 2013.
(9)	Daniel Rodrigue is Vice President, Operations of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Company.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the NEOs during fiscal 2013.

Name and Principal Position	Option-based awards—Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation—Value earned during the year ($)(3)
Nancy Knowlton President & CEO(4)	Nil	47,482	Nil

Neil Gaydon President & CEO(5)	N/A	N/A	336,456

Thomas F. Hodson Interim CEO and Vice President(6)	Nil	9,250	Nil

G.A. (Drew) Fitch Vice President, Finance & CFO(7)	Nil	9,250	Nil

Kelly Schmitt Vice President, Finance & CFO(8)	Nil	N/A	21,885

Jeffrey A. Losch Vice President, Legal & General Counsel	Nil	2,590	35,540

Patrick Lelorieux President, Enterprise(9)	Nil	3,854	41,501

Dan Rodrigue Vice President, Operations(10)	Nil	3,854	28,294

(1)	All options vested during the year were “out-of-the-money”, as at all times during the year the market value of the Class A Subordinate Voting Shares underlying the options was less than the option exercise price.
(2)	This represents the value of RSUs vested and paid out during fiscal 2013. The RSUs that vested were settled in Class A Subordinate Voting Shares, the value of which is based on the market value of the Class A Subordinate Voting Shares underlying the RSUs; being $1.85 on the June 22, 2012 vesting date.
(3)	This represents amounts earned pursuant to the 2013 Bonus Plan. Amounts were paid out in Canadian dollars. The exchange rate used was 1.00CAD = 0.9989USD, being the average exchange rate for fiscal 2013 based on exchange rates published by the Bank of Canada through January 2013 and the Bank of America thereafter.
(4)	Nancy Knowlton was the President & CEO of the Company from 2007 until April 30, 2012.
(5)	Neil Gaydon is the current President & CEO of the Company and was appointed to that position on October 24, 2012.
(6)	Tom Hodson was the Interim President & CEO of the Company from April 30, 2012 until October 24, 2012. He was also the Vice President of the Company. He departed the Company on February 28, 2013.

(7)	Drew Fitch is the former Vice President, Finance & CFO of the Company and served in that capacity until November 30, 2012.
(8)	Kelly Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(9)	Patrick Lelorieux is the former President, Enterprise of SMART Technologies ULC, a wholly-owned direct subsidiary of the Company. He will be departing the Company in early July 2013.
(10)	Daniel Rodrigue is Vice President, Operations of SMART Technologies ULC, a wholly-owned, direct subsidiary of the Company.

Pension Plan Benefits

The Company does not have any defined benefit or defined contribution pension plans in place that provide for payments or benefits at, following, or in connection with retirement. Up to March 31, 2012, the Company did however, have a registered retirement savings program (“RRSP”) pursuant to which 2% of the employee’s annual salary was contributed to an RRSP up to a maximum of C$2,000 per fiscal year. Effective April 1, 2012, the RRSP was revised. The Company now matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The C$2,000 cap has also been replaced with an overall cap equal to one-half of the annual contribution limit to ensure no over-contribution is made on the Company’s part.

Termination and Change of Control Benefits

The employment agreements with the NEOs provide that if an NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the Company or upon the death of the NEO, the Company will pay to the NEO: (a) the NEO’s pro-rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a separation benefit equal to the aggregate of (i) 1.0 to 1.5 times the NEO’s then annual salary; (ii) 1.0 to 1.5 times the average of all discretionary bonus payments made to the NEO during the last three fiscal years (in the case of Mr. Gaydon, the multiplier used in (c)(i) and (ii) is 2.0 in respect of the first year of his employment and 1.5 thereafter), and (iii) an amount equal to 7% of the NEO’s then-current base salary in consideration for the termination of all benefits and perquisites; and (d) a payment equal to the average of all discretionary bonus payments made to the NEO during the last three fiscal years, pro-rated to reflect the period of time the NEO was employed in the fiscal year where the termination occurred (the above payments being collectively defined as “Termination Pay”).

Estimated retirement allowance for each NEO as at March 31, 2013:

•

Neil Gaydon—$2,600,937 (reduced to $1,964,250 on October 24, 2013 being the first anniversary date of Mr. Gaydon’s employment with the Company); Kelly Schmitt—$295,988; Jeff Losch—$366,933; Patrick Lelorieux—$469,066 and Dan Rodrigue—$293,010.

If either: (a) the NEO’s employment is terminated in relation to a change in control, within twelve months following or within three months preceding a change in control, or (b) within twelve months following a change in control the NEO elects to terminate his employment upon the occurrence of “Good Reason” (as such term is defined in his employment agreement and includes among other things any adverse change in any of the duties, powers, salary, title or lines of reporting of the NEO), the Company will, in addition to paying to the NEO the Termination Pay, recognize the continued vesting of any awards issued pursuant to the Equity Incentive Plan for a period of one year following the termination date of the NEO (in the case of Mr. Gaydon, the period is two years.)

Estimated termination payment in relation to a change in control for each NEO as at March 31, 2013:

•

Neil Gaydon—$2,600,937 (reduced to $1,964,250 on October 24, 2013, being the first anniversary date of Mr. Gaydon’s employment with the Company); Kelly Schmitt—$295,988; Jeff Losch—$366,933; Patrick Lelorieux—$469,066 and Dan Rodrigue—$293,010. In the event of a termination related to a change in control event, long-term incentive grants awarded to NEOs pursuant to the Equity Incentive Plan would continue to vest for a one year period following the date the NEO’s employment with the Company ended, with such period being two years in the case of Mr. Gaydon.

The employment agreements with the NEOs provide that the NEO will not be entitled to any severance compensation or any bonus or pro-rated bonus payment upon a voluntary resignation.

Effective April 30, 2012, Nancy Knowlton, Co-founder, President and CEO, and David Martin, Co-founder and Executive Chairman vacated their executive management roles. Tom Hodson, the Company’s Vice President and former President and Chief Operating Officer of the Company’s major operating subsidiary, SMART Technologies ULC, acted as interim President and CEO until Neil Gaydon was appointed President & CEO effective October 24, 2012. Mr. Hodson departed from the organization on February 28, 2013. Nancy Knowlton continues as a director of the Company and David Martin continues as Chairman of the Board of the Company.

On October 29, 2012, a settlement agreement was entered into between the Company and Nancy Knowlton, the former President and CEO of the Company. The amount of $1,743,913 less appropriate statutory withholdings was paid as a retirement allowance to Ms. Knowlton in accordance with the terms and conditions of her Executive Employment Agreement with the Company dated June 1, 2010. The Company also agreed that it would repurchase all “restricted shares” (as that term is defined in the PELP program, as at April 30, 2012 in accordance with all applicable securities laws. The Company also agreed to make an additional payment (less statutory reductions) to cover any negative difference between her acquisition price for such shares and the market price at the time of repurchase. In consideration for Ms. Knowlton providing such additional services to represent the Company as an ambassador and thought leader at events and activities as mutually agreed, stock options and restricted share units issued to Ms. Knowlton as at April 30, 2012 will continue to vest; provided that she be a director of the Company at the time of such vesting. All performance share units awarded Ms. Knowlton as at April 30, 2012 were forfeited.

Compensation of Directors

On May 26, 2010, the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected therein. The policy was amended in May 2011 as the annual payment for serving as chairman and a member of the Compensation Committee were adjusted at that time. Pursuant to that policy as amended, the independent directors are entitled to receive an annual retainer of $40,000 plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Lead Director	30,000
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, Corporate Governance and Nominating Committee	12,000
Member, Corporate Governance and Nominating Committee	6,000
Chair, Compensation Committee	12,000
Member, Compensation Committee	6,000

All the directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

The Company does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the directors (who were not also NEOs) during fiscal 2013.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Options ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(1)		Total ($)(1)
David Martin(3)	N/A	N/A	N/A	N/A	N/A	2,036,179	(5)	2,036,179
Salim Nathoo(3)	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Arvind Sodhani(3)	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Michael J. Mueller	82,000	16,200	Nil	Nil	Nil	Nil		98,200
Robert C. Hagerty	100,000	16,200	Nil	Nil	Nil	Nil		116,200
David B. Sutcliffe(4)	70,000	16,200	Nil	Nil	Nil	Nil		86,200

(1)	Fees earned are paid in U.S. dollars. All other cash compensation is paid in Canadian currency. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for fiscal 2013 based on exchange rates published by the Bank of Canada through January 2013 and the Bank of America thereafter. The exchange rate used for fiscal 2013 was 1.00CAD = 0.9989USD.
(2)	Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing price of a Class A Subordinate Voting Share on the NASDAQ on the effective date of grant, multiplied by the number of DSUs granted.
(3)	Messrs. Martin, Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors. Mr. Sodhani resigned from the Board on May 6, 2013.
(4)	Mr. Sutcliffe will not be standing for re-election at the next annual general shareholders meeting, scheduled for August 8, 2013.
(5)	Mr. Martin received other compensation during the year in his capacity as Executive Chairman of the Company. This includes $30,732 paid as salary for the month of April 2013; $67,743 in connection with the repurchase of Class A Subordinate Voting Shares by the Company pursuant to the terms of the PELP; $1,743,913 paid as a retirement allowance pursuant to the terms of Mr. Martin’s employment agreement with the Company; $192,603 in respect of accrued but unpaid vacation balance; $1,076 in respect of Company contributions to his RRSP; and $112 for benefits.

Outstanding Options and Share-Based Awards

Details of options and share-based awards granted to directors (who are not also NEOs) that were outstanding as at March 31, 2013 are set forth in the following table:

	Options				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed
David Martin(3)	62,500	17.00	July 14, 2015	Nil	51,334	71,354	Nil
	105,000	5.83	June 22, 2016	Nil	Nil	Nil	Nil
Salim Nathoo(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arvind Sodhani(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller	20,000	17.00	July 14, 2015	Nil	Nil	Nil	$27,800
Robert C. Hagerty	20,000	17.00	July 14, 2015	Nil	Nil	Nil	$27,800
David B. Sutcliffe(4)	Nil	Nil	Nil	Nil	Nil	Nil	$27,800

(1)

The value of unexercised in-the-money options at year end is based on the closing price of a Class A Subordinate Voting Share on the NASDAQ on March 28, 2013, which was $1.39. “In-the-money” means the amount by which the market value of a Class A Subordinate Voting Share on that date exceeded the per-share option exercise price.

(2)	The market value of the DSUs is based on the closing price of a Class A Subordinate Voting Shares on the NASDAQ on March 28, 2013, which was $1.39.
(3)	Messrs. Martin, Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors. Mr. Sodhani resigned from the Board on May 6, 2013.
(4)	Mr. Sutcliffe will not be standing for re-election at the next annual general shareholders meeting, scheduled for August 8, 2013.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the directors (who were not also NEOs) during fiscal 2013.

Name and Principal Position	Options—Vested Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation—Value earned during the year ($)
David Martin(3)	Nil	47,482	(5)	Nil
Salim Nathoo(3)	N/A	N/A		N/A
Arvind Sodhani(3)	N/A	N/A		N/A
Michael J. Mueller	Nil	13,900	(2)	Nil
Robert C. Hagerty	Nil	13,900	(2)	Nil
David B. Sutcliffe(4)	Nil	13,900	(2)	Nil

(1)

One-quarter of the options issued to Messrs. Hagerty and Mueller at the time of the IPO pursuant to the Equity Incentive Plan vested during fiscal 2013. Since July 2010, no option grants have been awarded to the other non-management directors of the Company. All options vested during fiscal 2013 were “out-of-the-money”, as at all times during the fiscal year the market value of a Class A Subordinate Voting Share was less than the per-share option exercise price.

(2)	The share-based awards issued to the directors pursuant to the Equity Incentive Plan are DSUs and are for the purposes of this table considered as being fully vested during fiscal 2013, but are not paid out until the resignation or death of a director.
(3)	Messrs. Martin, Nathoo and Sodhani, being non-independent directors, do not receive any compensation for serving as directors. Mr. Sodhani resigned from the Board on May 6, 2013.
(4)	Mr. Sutcliffe will not be standing for re-election at the next annual general shareholders meeting, scheduled for August 8, 2013.
(5)	This represents the value of RSUs vested and paid out during fiscal 2013. The RSUs that vested were settled in Class A Subordinate Voting Shares, the value of which is based on the market value of a Class A Subordinate Voting Share; which was $1.85 on the June 22, 2012 vesting date.

C.	Board Practices

The term of office of each director expires at the next annual general meeting of Shareholders. See Item 6A “Directors and Senior Management” for details regarding the period during which each director has served in his/her office.

The Board has determined that a minority of its members, i.e. three of the seven directors, are “independent”, within the meaning of the NASDAQ rules. The three independent directors of the Company are Robert C. Hagerty, Michael J. Mueller and David B. Sutcliffe. Mr. Sutcliffe will not be standing for re-election as a director of the Company at the next annual general shareholders meeting, scheduled for August 8, 2013. As a result of their prior employment with the Company, David Martin and Nancy

Knowlton are not considered to be independent of the Company. As a result of his employment with the Company, Mr. Gaydon is not considered to be independent of the Company. Similarly, as a result of their employment with Apax Partners and Intel, respectively, Salim Nathoo is not, and Arvind Sodhani was not, considered to be independent of the Company.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board meeting. The independent members, who comprise the committee membership of each of the committees established by the Board, conduct in camera sessions involving just the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee that require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

The role of the Chairman of the Board includes ensuring that the Board discharges its duties to the Company and its shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Company and setting the agendas for the meetings of the Board and its committees in consultation with the CEO of the Company.

No director is entitled to benefits from the Company under any service contracts when they cease to serve as a director.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Audit Committee

The members of the Audit Committee are Messrs. Michael J. Mueller (Chair), Robert C. Hagerty and David B. Sutcliffe, all of whom are financially literate within the meaning of the NASDAQ rules. See also Item 16A.

Compensation Committee

The members of the Compensation Committee are Messrs. Robert C. Hagerty (Chair), Michael J. Mueller and David B. Sutcliffe.

The Compensation Committee acts on behalf of the Board in all matters pertaining to the appointment, compensation, benefits and termination of members of the senior management team. The Compensation Committee reviews the goals and objectives relevant to the compensation of the senior management team, as well as the annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of the senior management team, and makes recommendations to the Board and/or management, as appropriate.

Corporate Governance and Nominating Committee

The members of the Nominating and Corporate Governance Committee are Messrs. David B. Sutcliffe (Chair), Robert C. Hagerty and Michael J. Mueller.

The Corporate Governance and Nominating Committee assists the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board, and overseeing the Board’s overall approach to governance, Board processes and leadership. In identifying potential Board members, the Corporate Governance and Nominating Committee considers, among other things, the competencies and skills the Board as a whole should possess, criteria for candidates after considering the competencies and skills of existing directors, and the competencies and skills of each potential new nominee.

Assessments

The Corporate Governance and Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board and each committee, the Chairman of the Board, each committee chairman and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuous improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director brings to the Board.

D.	EMPLOYEES

As of March 31, 2013, the Company and its subsidiaries employed 1,042 employees worldwide. No employees are represented by a labor union or covered by a collective bargaining agreement. The following table sets forth information concerning our employees by geographic location for the past three fiscal years.

	Fiscal Year Ended March 31,
	2013	2012	2011
Canada	748	1,110	1,315
United States	79	140	114
Other Countries	215	275	266

	1,042	1,525	1,695

E.	SHARE OWNERSHIP

The following table sets forth certain information concerning the direct and beneficial ownership of Shares at June 19, 2013 by each director, each NEO, and all directors and officers of the Company as a group. Each Class A Subordinate Voting Share entitles its holder to one vote, and each Class B Share entitles its holder to ten votes.

	Class A Subordinate Voting Shares		Class B Shares		% Total Share Capital(1)	% Total Voting Power(1)
	Shares(1)	% Class(1)	Shares	% Class
David Martin(2)	751,299	1.7	27,202,071	34.2	22.8	32.6
Nancy Knowlton(2)	750,299	1.7	27,202,071	34.2	22.8	32.6
Salim Nathoo(3)	2,862,592	6.7	34,795,491	43.8	30.7	41.9
Robert C. Hagerty	35,000	0.0	—	—	0.0	0.0
Michael J. Mueller	85,000	0.2	—	—	0.1	0.0
David B. Sutcliffe	20,000	0.0	—	—	0.0	0.0
Neil Gaydon	—	—	—	—	—	—
Warren Barkley	—	—	—	—	—	—
Kelly Schmitt	54,666	0.1	—	—	0.0	0.0
Jeffrey A. Losch	245,132	0.6	—	—	0.2	0.0
All directors and officers of the Company as a group	4,803,988	11.2	61,997,562	78.0	54.5	74.6

(1)	Includes Class A Subordinate Voting Shares subject to options, RSUs and DSUs granted under the Equity Incentive Plan that (i) are vested as of June 19, 2013, and (ii) will or could vest by August 18, 2013.
(2)	476,666 Class A Subordinate Voting Shares are held directly by Mr. Martin and 475,666 Class A Subordinate Voting Shares are held directly by Ms. Knowlton. Mr. Martin and Ms. Knowlton hold awards granted under the Equity Incentive Plan that were vested as of June 19, 2013, or will or could vest by August 19, 2013, which awards cover a total of 102,333 Class A Subordinate Voting Shares for each of them. 172,300 Class A Subordinate Voting Shares and 27,202,071 Class B Shares are owned by IFF. David Martin and Nancy Knowlton own, directly or indirectly, 100% of the securities of IFF. Mr. Martin and Ms. Knowlton are married to each other, and therefore Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the shares owned by IFF.
(3)	Includes the Class A Subordinate Voting Shares and Class B Shares beneficially owned by entities related to, and funds advised or managed by, Apax Partners. Mr. Nathoo is a partner at Apax Partners, but he disclaims beneficial ownership of the Class B Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our shares as of June 19, 2013 by each person known by us to be the beneficial owner, directly or indirectly, of more than 5% of our shares. Each Class A Subordinate Voting Share entitles its holder to one vote, and each Class B Share entitles its holder to ten votes.

	Class A Subordinate Voting Shares		Class B Shares		% Total Share Capital(1)	% Total Voting Power(1)
	Shares(1)	% Class(1)	Shares	% Class
Entities related to and funds advised or managed by Apax Partners(2)	2,862,592	6.7	34,795,491	43.8	30.7	41.9
Intel Corporation	—	—	17,466,633	22.0	14.4	20.9
David Martin(3)	751,299	1.7	27,202,071	34.2	22.8	32.6
Nancy Knowlton(3)	750,299	1.7	27,202,071	34.2	22.8	32.6

(1)	Includes Class A Subordinate Voting Shares subject to options, RSUs and DSUs granted under the Equity Incentive Plan that (i) were vested as of June 19, 2013, and (ii) will or could vest by August 18, 2013.
(2)	Represents Class A Subordinate Voting Shares beneficially owned by PCV Belge SCS and Class B Shares beneficially owned by Apax US VII, L.P., which is advised by Apax Partners L.P. and Apax Europe V (a collective of 9 partnerships comprised of Apax Europe V—A, L.P., Apax Europe V—B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V—D, L.P., Apax Europe V—E, L.P., Apax Europe V—F, C.V., Apax Europe V—G, C.V., Apax Europe V—1, LP and Apax Europe V—2, LP), which is managed by Apax Partners Europe Managers Ltd. Apax US VII, L.P. and Apax Europe V (collectively, “Apax Partners”) each disclaim beneficial ownership of the Shares held by the other.
(3)	476,666 Class A Subordinate Voting Shares are held directly by Mr. Martin and 475,666 Class A Subordinate Voting Shares are held directly by Ms. Knowlton. Mr. Martin and Ms. Knowlton hold awards granted under the Equity Incentive Plan that were vested as of June 19, 2013, or will or could vest by August 19, 2013, which awards cover a total of 102,333 Class A Subordinate Voting Shares for each of them. 172,300 Class A Subordinate Voting Shares and 27,202,071 Class B Shares are owned by IFF. David Martin and Nancy Knowlton own, directly or indirectly, 100% of the securities of IFF. Mr. Martin and Ms. Knowlton are married to each other, and therefore Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the shares owned by IFF.

Entities related to and funds advised or managed by Apax Partners owned 6.7%, 4.7% and 0% of the outstanding Class A Subordinate Voting Shares as of March 31, 2013, 2012 and 2011, respectively.

On June 19, 2013, there were approximately 46 holders of record of Class A Subordinate Voting Shares, of which 4 holders, holding approximately 93% of the outstanding Class A Subordinate Voting Shares, were resident in the United States, and 42 holders, holding approximately 7% of the outstanding Class A Subordinate Voting Shares, were resident in other countries. On the same date, there were 3 holders of record of Class B Shares, of which 1 holder, holding approximately 22% of the outstanding Class B Shares, was resident in the United States, and 2 holders, holding approximately 78% of the outstanding Class B Shares, were resident in other countries.

B.	RELATED PARTY TRANSACTIONS

2010 Reorganization

On May 13, 2010, the Board approved a reorganization of the capital of the Company. Through a series of transactions, including a payment on May 25, 2010 of $8.0 million on a shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as our existing share capital, being effectively converted into new share capital. At the completion of the 2010 Reorganization, our share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with our IPO, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company. After the completion of both the 2010 Reorganization and the IPO, our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares.

Construction Loan from IFF

In order to finance a portion of the costs associated with the construction of our headquarters in 2008, one of our subsidiaries entered into a loan and indemnity agreement (the “Loan and Indemnity Agreement”) with IFF and our co-founders David Martin and Nancy Knowlton. The Loan and Indemnity Agreement provided for a loan to our subsidiary that bore interest at a variable rate of 200 basis points above the prime rate of interest published by the Bank of Canada. In September 2010, the construction loan pursuant to the Loan and Indemnity Agreement was repaid in full.

Registration Rights

In connection with the investment in our Company by Apax Partners in 2007, we entered into a registration rights agreement with Intel, Apax Partners and IFF, which was amended and restated in connection with the IPO. Those holders of our outstanding Class B Shares will be entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the United States and/or the securities laws of the provinces and territories of Canada of the Class A Subordinate Voting Shares owned beneficially by them or into which their Class B Shares are convertible, which are referred to as “registrable securities,” as follows.

Underwritten Demand Registration Rights

Each of Intel, Apax Partners and IFF may request that we register for an underwritten offering no less than $50 million of registrable securities, referred to as “underwritten demands.” Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States registration statement and/or a Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effective by the U.S. Securities and Exchange Commission (the “SEC”) or cleared by the applicable Canadian Securities Commissions. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Each of Apax Partners, Intel and IFF, may request that we file a United States shelf registration statement and/or a Canadian shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States shelf registration statement and/or a Canadian shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that shelf registration statement or Canadian shelf prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effectively by the SEC or cleared by the applicable Canadian Securities Commission. Each of Apax Partners, Intel and IFF are entitled to request that we effect underwritten offerings pursuant to such shelf registration statement or Canadian shelf prospectus, referred to as “underwritten takedowns.”

Limits on Registration Requests

Each of Apax Partners, Intel and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if we propose to register any of our Class A Subordinate Voting Shares or equity securities convertible into or exchangeable for our Class A Subordinate Voting Shares under the applicable U.S. securities laws or the applicable securities laws of any province of Canada, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the underwriters of the offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a securityholders agreement which, as subsequently amended, provides that such holders will, until the termination of the securityholders agreement, vote their Class B Shares so as to ensure that our Board consists of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel. Intel has informed the Company that it does not intend to exercise its right to nominate a director at this time, and accordingly no Intel nominee sits on the Board as of the date of this annual report. The securityholders agreement also prohibits any amendment of our Articles or By-laws without the unanimous consent of the holders of our Class B Shares.

Director and Officer Indemnification

Our By-laws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all our directors and executive officers. We have also entered into indemnity agreements with certain officers and key employees of our main operating subsidiary, SMART Technologies ULC, and other affiliated companies.

Employment Agreements

We have entered into employment agreements with each of our NEOs.

Participant Equity Loan Plan

Certain of our NEOs purchased shares pursuant to our Participant Equity Loan Plan, under which the Company loaned funds for the purpose of allowing them to purchase common shares of the Company. These loans were repaid in full prior to the IPO.

Equity Incentive Plan

Each of our NEOs has been or may be granted stock options, restricted share units and performance share units pursuant to the Equity Incentive Plan. The independent directors of the Company have also been granted deferred share units under that plan, and Messrs. Hagerty and Mueller have been granted stock options under that plan.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our directors and executive officers.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. Financial Statements.

Litigation

Securities Class Actions—Recent Developments

On March 13, 2013, the Company announced that an agreement in principle had been reached with the plaintiffs in the U.S. and Canadian shareholder class action lawsuits involving the Company, In re SMART Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company. For additional information regarding this litigation, see Note 16 to the consolidated financial statements in Item 18 of this annual report.

On May 23, 2013, the United States District Court for the Southern District of New York (“US Court”) issued an order preliminarily approving a proposed settlement in the U.S. class action proceeding, In Re SMART Technologies Inc. Shareholder Litigation. The US Court will hold a hearing on September 17, 2013 in New York City to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

On May 13, 2013, the Ontario Superior Court of Justice (“Canadian Court”) issued an order preliminarily approving a proposed settlement in the Canadian class action proceeding, Tucci v. SMART Technologies Inc. et al. The Canadian Court will hold a hearing on September 13, 2013 in Toronto, Ontario to determine, among other things, whether the proposed settlement should be given final approval and whether the court should enter final judgment dismissing all claims with prejudice.

In addition to obtaining approval from the U.S. Court and Canadian Court, the proposed settlement requires as a pre-condition that the class allegations in Harper v. SMART Technologies Inc., et al., pending in the Superior Court of the State of California, be dismissed with prejudice with all appeal rights exhausted. The California court has stayed all proceedings in that case until the U.S. Court issues its final ruling on the settlement after the September 17 hearing.

B.	SIGNIFICANT CHANGES

No significant changes in our business have occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The Class A Subordinate Voting Shares trade on the NASDAQ under the symbol “SMT”, and the TSX under the symbol “SMA”.

The following table sets forth the high and low trading prices for the Class A Subordinate Voting Shares on the NASDAQ and TSX for the periods indicated.

	NASDAQ (USD)			TSX (CAD)
	High	Low	Volume	High	Low	Volume
Annual Highs and Lows
Fiscal 2011 (from July 15, 2010)	18.00	7.93	181,190,431	18.35	8.00	13,548,806
Fiscal 2012	10.81	2.97	90,959,866	10.38	2.97	7,022,069
Fiscal 2013	3.06	1.10	39,560,253	3.06	1.04	7,143,743

Quarterly Highs and Lows for Fiscal 2012 and 2013
First Quarter Fiscal 2012	10.81	5.64	38,132,420	10.38	5.35	1,794,054
Second Quarter Fiscal 2012	6.05	3.94	15,402,679	5.75	3.95	2,107,880
Third Quarter Fiscal 2012	5.28	3.31	21,299,756	5.35	3.30	1,824,709
Fourth Quarter Fiscal 2012	4.40	2.97	16,125,011	4.44	2.97	1,295,426
First Quarter Fiscal 2013	3.06	1.10	17,354,183	3.06	1.04	2,971,621
Second Quarter Fiscal 2013	2.04	1.38	5,441,256	2.04	1.41	598,252
Third Quarter Fiscal 2013	1.64	1.18	8,758,279	1.60	1.17	1,431,967
Fourth Quarter Fiscal 2013	2.08	1.35	8,006,535	2.05	1.36	2,141,903

Monthly Highs and Lows
December 2012	1.61	1.30	3,058,059	1.55	1.28	625,996
January 2013	2.08	1.52	2,963,406	2.05	1.52	371,508
February 2013	1.85	1.35	2,751,177	1.88	1.36	1,201,857
March 2013	1.55	1.36	2,291,952	1.60	1.39	568,538
April 2013	1.50	1.26	1,695,757	1.52	1.30	554,061
May 2013	1.55	1.14	1,213,085	1.57	1.32	160,221
June 2013 (through June 19)	1.47	1.29	918,535	1.50	1.31	264,860

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Company’s Class A Subordinate Voting Shares have been listed on the NASDAQ and the TSX since July 15, 2010.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF INCORPORATION

The following is a summary of the material provisions of our articles of incorporation (as amended, “Articles”) and by-laws (as amended, “By-laws”) and certain related sections of the ABCA. This summary is qualified in its entirety by reference to the Articles and By-laws, which are included as Exhibits 1.1–1.4 to this annual report, and the ABCA.

Stated Objects or Purposes

Our Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors’ Power to Vote on Matters in which a Director is Materially Interested

A director who:

•	is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, or

•

is a director or officer of, or has a material interest in, any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, must disclose in writing to us the nature and extent of his or her interest, and may not vote on any resolution to approve the contract or transaction unless the contract or transaction:

•

is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or a person in whom the director has an interest, for our benefit or for the benefit of an affiliate of ours;

•	relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of the Company or one of our affiliates;

•	related to an indemnity or insurance of directors and officers under the ABCA; or

•	is with an affiliate of the Company.

Directors’ Power to Determine the Compensation of Directors

The ABCA provides that the remuneration of our directors, if any, may be determined by our directors. Such remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement

Our Articles do not impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required to be Owned by a Director

Our Articles do not require that a director hold any Shares as a qualification for his or her office.

Action Necessary to Change the Rights of Holders of Shares

The Shareholders can authorize the alteration of our Articles to create or vary the rights or restrictions attached to any of the shares by passing a special resolution. Such a special resolution will not be effective until, in the case of an amendment to our Articles, articles of amendment are filed with the Registrar of Corporations in Alberta. However, a right attached to any issued Shares may not be prejudiced or interfered with unless Shareholders holding in the aggregate not less than two-thirds of the outstanding Shares to which the right is attached consent by a special separate resolution.

Shareholder Meetings

We must hold an annual general meeting of Shareholders at least once every calendar year at a time and place determined by the Board, provided that the meeting must not be held later than fifteen (15) months after the preceding annual general meeting. A meeting of the Shareholders may, subject to the provisions of the ABCA, be held in any place selected by our directors. Our directors may call a meeting of the Shareholders at any time. Shareholders holding not less than five percent of our Shares may also cause our directors to hold a general or special meeting. A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business and the text of the resolutions to be submitted at the meeting, must be given to the Shareholders not less than 21 days and not more than 50 days prior to the meeting. Shareholders entitled to notice of a meeting may waive or reduce the period of notice for such meeting. The accidental omission to send notice of any meeting of the Shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for the transaction of business at any meeting of the Shareholders is two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for such a Shareholder, and together holding or representing five percent of our outstanding shares entitled to vote at the meeting. Holders of the Class A Subordinate Voting Shares and Class B Shares are entitled to attend general meetings. The Company’s directors and our auditors are entitled to attend any meeting of the Shareholders, but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a Shareholder or proxyholder entitled to vote at the meeting.

Limitations on the Right to Own Securities

Our Articles do not provide for any limitations on the rights to own our securities.

Change of Control

Except as set forth below, our Articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Certain Class Votes

So long as any Class B Shares are outstanding, we may not effect any of the following without the consent of the holders of at least two-thirds (and in the case of the last two bullets below, 100%) of the outstanding Class B Shares, voting separately as a class;

•	any proposed amalgamation involving us in respect of which the ABCA requires that the approval of our shareholders be obtained;

•

any proposed plan of arrangement pursuant to section 193 of the ABCA involving us in respect of which the ABCA, or any order issued by the Court of Queen’s Bench of Alberta pursuant to section 193 of the ABCA, requires that the approval of the Shareholders be obtained;

•	any proposed sale, lease or exchange of all or substantially all our assets or property in respect of which the ABCA requires that the approval of the Shareholders be obtained;

•	any issuance or creation of shares of any class or series that entitles the holders thereof to more than one vote per share; or

•	any issuance of Class B Shares or securities convertible into or exchangeable for Class B Shares, including any options, warrants or rights to acquire Class B Shares.

Shareholder Ownership Disclosure

Although U.S. and Canadian securities laws regarding shareholder ownership by certain persons require certain disclosure, our Articles do not provide for any ownership threshold above which Share ownership must be disclosed.

C.	MATERIAL CONTRACTS

The Company has not entered into any material contracts since June 19, 2011, except for the sale-leaseback of our 205,000 square-foot global headquarters building located in Calgary, Alberta, Canada on May 7, 2013. The net proceeds of the sale were approximately $77.0 million, and the term of the lease is 20 years, with annual rental payments of $5.9 million, subject to an 8% escalation every five years. For additional information concerning this lease, see Note 19 to our consolidated financial statements in Item 18 of this annual report.

D.	EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of the Company’s securities, except as described under Item 10E—Taxation.

E.	TAXATION

Material Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a “U.S. Holder”), who acquires Class A Subordinate Voting Shares and who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm’s length and is not affiliated with the Company, holds such Class A Subordinate Voting Shares as capital property, and does not use or hold, and is not deemed to use or hold, the Class A Subordinate Voting Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to which the Class A Subordinate Voting Shares are designated insurance property (as defined in the Canadian Tax Act).

This summary is based on the Company’s understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this annual report, and the current published administrative practices of the Canada Revenue Agency.

This summary does not express an exhaustive discussion of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ significantly from the considerations described in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, U.S. Holders of Class A Subordinate Voting Shares should consult their own tax advisors with respect to the income tax consequences to them having regard to their particular circumstances.

All amounts relevant in computing a U.S. Holder’s liability under the Canadian Tax Act are to be computed in Canadian dollars.

Taxation of Dividends

By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on Class A Subordinate Voting Shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividends will generally be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns (or is deemed to beneficially own) at least 10% of the voting stock of the Company. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such organizations, the Company would not be required to withhold such tax from dividends paid or credited to them.

Disposition of Class A Subordinate Voting Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Class A Subordinate Voting Shares unless the Class A Subordinate Voting Shares constitute or are deemed to constitute “taxable Canadian property” other than “treaty-protected property”, as defined in the Canadian Tax Act, at the time of such disposition. Generally, Class A Subordinate Voting Shares will not be “taxable Canadian property” to a U.S. Holder at a particular time, where the Class A Subordinate Voting Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (B) more than 50% of the fair market value of Class A Subordinate Voting Shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) “Canadian resource properties”, (iii) “timber resource properties” and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the

Class A Subordinate Voting Shares of a particular U.S. Holder could be deemed to be “taxable Canadian property” to that holder. Even if the Class A Subordinate Voting Shares are “taxable Canadian property” to a U.S. Holder, they generally will be “treaty-protected property” to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from “real property situated in Canada” as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the Class A Subordinate Voting Shares should not be considered derived principally from such “real property situated in Canada” at any relevant time, any gain realized by the U.S. Holder upon the disposition of the Class A Subordinate Voting Shares generally will be exempt from tax under the Canadian Tax Act.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Our filings with the SEC, including exhibits and schedules filed with this annual report, may be reviewed and copied at prescribed rates at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in July 2010.

Any reports, statements or other information that we file with the SEC may be read at the addresses indicated above and may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the Canadian Securities Administrators (“CSA”) and these can be accessed electronically at the CSA’s System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

Our filings with the SEC and CSA may also be accessed electronically from our website at www.smarttech.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives, with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) on the consolidated statements of operations.

For fiscal 2013, our net income would have decreased by approximately $4.9 million with a 10.0% depreciation in the average value of the Canadian dollar compared to the U.S. dollar, primarily as a result of our U.S. dollar-denominated debt. Our net income would have decreased with a 10.0% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $3.2 million, primarily as a result of revenue denominated in Euros.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain variable-rate term debt. Using interest rates and the debt level at March 31, 2013, our future interest expense would increase by approximately $1.4 million annually for each 1.0% increase in interest rates. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors, including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management, and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of March 31, 2013, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and CEO and the Vice President, Finance and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and CEO and the VP, Finance and CFO have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 31, 2013, the Company’s internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

Please see the Report of Independent Registered Public Accounting Firm included in the Company’s Consolidated Financial Statements at Item 18. Financial Statements, which report is incorporated by reference into this Item 15.

Changes in internal control over financial reporting

During fiscal 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Michael J. Mueller qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is “independent” as defined in the rules of the NASDAQ.

ITEM 16B. CODE OF ETHICS

The Board has adopted a Code of Conduct that applies to all the directors, officers and employees, as well as a Code of Ethics for the CEO and senior financial officers. The Code of Conduct and Code of Ethics can be accessed electronically at www.smarttech.com. Upon written request delivered to the Company’s offices at 3636 Research Road N.W., Calgary, Alberta, T2L 1Y1, Attention: Investor Relations, the Company will promptly provide a copy of the aforementioned codes free of charge to any Shareholder.

A copy of the relevant code has been provided to each of the directors, officers and employees, and each such person is required to acknowledge annually that he or she has read and will abide by the provisions of the relevant code and has disclosed any transactions or matters of potential conflict. A copy of the relevant code will be provided to each new director, officer and employee, and each such person will be required to acknowledge that he or she has read the relevant code before commencing activities as a director, officer, or employee, as the case may be.

The Board is responsible for determining appropriate actions to be taken in the event of violations of either code. Such actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to each code.

The Company has also adopted a Statement of Policy Regarding Insider Trading and Confidentiality that prohibits personnel from trading in securities of the Company while in possession of material non-public information or of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of employment with the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by KPMG, the Company’s independent registered public accounting firm, for fiscal 2013 and fiscal 2012 for professional services rendered are as follows:

	Fiscal Year Ended March 31,
	2013	2012
	(in thousands)
Audit fees	$883	$712
Tax fees	349	311

Total	$1,232	$1,023

Audit Fees

The audit fees described above were billed for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no fees billed by KPMG during fiscal 2013 and fiscal 2012 for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported as “audit fees” above.

Tax Services

The tax services described above were billed for professional services rendered by KPMG for tax compliance and tax planning advice.

All Other Fees

Other than as described above, there were no other fees billed to the Company by KPMG during fiscal 2013 and fiscal 2012.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchases as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
August 2011	69,200	4.88	69,200	3,930,800
September 2011	587,089	4.32	587,089	3,343,711
October 2011	839,200	3.75	839,200	2,504,511
November 2011	615,619	4.47	615,619	1,888,892
December 2011	216,378	4.54	216,378	1,672,514
June 2012	360,904	1.45	360,904	1,311,610
July 2012	75,150	1.80	75,150	1,236,460
August 2012	58,900	1.52	58,900	1,177,560

Total	2,822,440	3.72	2,822,440

In August 2011, the Board approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000 Class  A Subordinate Voting Shares. The share repurchase plan was concluded in August 2012.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

The Class A Subordinate Voting Shares are quoted for trading on the NASDAQ under the symbol SMT. As a Canadian corporation listed on the NASDAQ, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NASDAQ corporate governance standards.

Majority Independent Board

Rule 5605(b)(1) of the NASDAQ requires that a majority of the board of directors of a listed company must be comprised of “independent directors” as defined in Rule 5605(a)(2). We follow applicable Canadian laws with respect to independence requirements. Our seven-member Board includes three independent directors, as defined in Rule 5605(a)(2).

Quorum Requirements

Rule 5620(c) of the NASDAQ requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on the NASDAQ state its quorum requirement in its bylaws. We follow applicable Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our By-laws, and requires, at any meeting of shareholders, two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing five percent of the outstanding Shares entitled to vote at the meeting.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of SMART Technologies Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment of the Registrant

1.3(2)	Articles of Amendment of the Registrant

1.4(3)	Amended and Restated By-laws of the Registrant

2.1(4)	Specimen certificate evidencing Class A Subordinate Voting Shares

2.2(4)	Securityholders Agreement, dated as of June 28, 2010, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein

2.3(3)	Amendment No. 1 to Securityholders Agreement, dated as of January 22, 2013, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein

4.1(1)	Amalgamation Agreement, dated as of June 8, 2010, between School Amalco Ltd. and SMART Technologies Inc.

4.2(1)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein.

4.3(3)	Amended and Restated Equity Incentive Plan

4.4(3)	Form of Stock Option Agreement

4.5(3)	Form of RSU Agreement for U.S. Participants

4.6(3)	Form of Performance RSU Agreement for U.S. Participants

4.7(3)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.8(3)	2012 Discretionary Management Bonus Plan

4.9(3)	2013 Discretionary Management Bonus Plan

4.10(3)	Amended and Restated Participant Equity Loan Plan (PELP)

4.11(3)	Amended and Restated Loan Agreement (PELP)

4.12(3)	Amended and Restated Pledge Agreement (PELP)

4.13(3)	Executive Employment Agreement, dated as of October 12, 2012, between SMART Technologies Inc. and Warren Barkley

4.14(3)	Supplemental Letter Agreement, dated October 12, 2012, between SMART Technologies Inc. and Warren Barkley

4.15(3)	Executive Employment Agreement, dated as of October 4, 2012, between SMART Technologies Inc. and Neil Gaydon

Exhibit No.	Description

4.16(3)	Supplemental Letter Agreement, dated October 4, 2012, between SMART Technologies Inc. and Neil Gaydon

4.17(3)	Further Amended and Restated Executive Employment Agreement, dated as of January 1, 2013, between SMART Technologies Inc. and Jeffrey Losch

4.18(3)	Executive Employment Agreement, dated as of November 21, 2012, between SMART Technologies Inc. and Kelly Schmitt

4.19(3)	Supplemental Letter Agreement, dated November 23, 2012, between SMART Technologies Inc. and Kelly Schmitt

4.20(1)	Form of Indemnity Agreement

4.21(1)	First Lien Credit Agreement, dated as of August 28, 2007 among SMART Technologies (Holdings) Inc., SMART Technologies ULC, Deutsche Bank AG, Canada Branch and the other lenders party thereto

4.22(3)	Lease between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

8.1(3)	Subsidiaries of the Registrant

11.1(3)	Code of Conduct

11.2(3)	Code of Ethics for CEO and Senior Financial Officers

12.1(3)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(3)(5)	XBRL Instance Document

101.SCH(3)(5)	XBRL Taxonomy Extension Schema Document

101.CAL(3)(5)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(3)(5)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(3)(5)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(3)(5)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on January 24, 2010, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Filed herewith.
(4)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.
(5)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SMART TECHNOLOGIES INC.

	By:	/s/ Jeffrey A. Losch
Jeffrey A. Losch
Dated: June 27, 2013		Vice President, Legal and General Counsel

SMART Technologies Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated balance sheets of SMART Technologies Inc. as of March 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ deficit, and cash flows for each of the years in the three year period ended March 31, 2013. These consolidated financial statements are the responsibility of SMART Technologies Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as of March 31, 2013 and 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2013 in conformity with U.S. generally accepted accounting principles

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 16, 2013 expressed an unqualified opinion on the effectiveness of SMART Technologies Inc.’s internal control over financial reporting.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 12(a) in the consolidated financial statements which indicates that SMART Technologies Inc. has changed its accounting policy for accounting for stock-based compensation expense and the reasons for, and effects of, the change on the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.:

We have audited SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SMART Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Discussion & Analysis of Financial Condition and Results of Operations for the year ended March 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SMART Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SMART Technologies Inc. as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated May 16, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 16, 2013

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31, 2013, 2012 and 2011

	March 31, 2013	March 31, 2012	March 31, 2011
Revenue	$589,370	$745,800	$790,055
Cost of sales	327,801	410,160	399,176

Gross margin	261,569	335,640	390,879

Operating expenses
Selling, marketing and administration	170,871	180,837	182,910
Research and development	48,811	50,032	51,431
Depreciation and amortization of property and equipment	21,190	21,259	22,796
Amortization of intangible assets	9,571	9,573	8,986
Restructuring costs (note 4)	20,774	13,375	—
Impairment of goodwill (note 8)	34,173	—	—
Impairment of property and equipment (note 7)	2,194	—	—

	307,584	275,076	266,123

Operating (loss) income	(46,015)	60,564	124,756

Non-operating expenses (income)
Interest expense	12,761	14,576	26,321
Interest expense on related party debt	—	—	5,297
Foreign exchange loss (gain)	5,003	8,544	(10,534)
Other income, net	(306)	(516)	(486)

	17,458	22,604	20,598

(Loss) income before income taxes	(63,473)	37,960	104,158

Income tax (recovery) expense (note 13)
Current	(1,315)	15,364	35,652
Deferred	(7,663)	(8,448)	(340)

	(8,978)	6,916	35,312

Net (loss) income	$(54,495)	$31,044	$68,846

(Loss) earnings per share (note 15)
Basic	$(0.45)	$0.25	$0.53
Diluted	$(0.45)	$0.25	$0.53

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income

(thousands of U.S. dollars)

For the years ended March 31, 2013, 2012 and 2011

	March 31, 2013	March 31, 2012	March 31, 2011
Net (loss) income	$(54,495)	$31,044	$68,846
Other comprehensive income
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	1,572	(303)	14,696
Unrealized gains (losses) on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $96 ($981 and zero for the years ended March 31, 2012 and March 31, 2011, respectively)	473	1,415	(2,226)

	2,045	1,112	12,470

Total comprehensive (loss) income	$(52,450)	$32,156	$81,316

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2013	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$141,383	$95,535
Trade receivables (note 5)	65,106	94,286
Other current assets	11,062	13,822
Income taxes recoverable	25,661	10,071
Inventory (note 6)	65,762	110,810
Deferred income taxes (note 13)	16,056	14,026

	325,030	338,550

Property and equipment (note 7)	100,053	109,567
Goodwill (notes 2 and 8)	—	34,173
Intangible assets (note 9)	22,958	32,339
Deferred income taxes (note 13)	22,321	19,897
Deferred financing fees (note 10)	2,824	5,039

	$473,186	$539,565

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$32,453	$33,908
Accrued and other current liabilities	80,275	86,555
Deferred revenue	35,438	34,034
Current portion of long-term debt (note 10)	3,050	3,050

	151,216	157,547

Long-term debt (note 10)	285,175	288,225
Other long-term liabilities	4,497	5,741
Deferred revenue	87,076	90,774
Deferred income taxes (note 13)	6,238	8,887

	534,202	551,174
Commitments and contingencies (note 16)

Shareholders’ deficit
Share capital (note 11)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Outstanding—41,110,669 shares as of March 31, 2013 and 41,762,810 shares as of March 31, 2012	454,703	458,585
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of March 31, 2013 and March 31, 2012	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of March 31, 2013 and 218,300 Class A Subordinate Voting Shares as of March 31, 2012	(840)	(593)
Accumulated other comprehensive loss	(8,737)	(10,782)
Additional paid-in capital (notes 11 and 12)	41,281	34,109
Deficit	(785,830)	(731,335)

	(61,016)	(11,609)

	$473,186	$539,565

Subsequent event (note 19)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit

(thousands of U.S. dollars)

For the years ended March 31, 2013, 2012 and 2011

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	68,846	—	—	68,846
Participant Equity Loan Plan (note 11)	8,331	—	—	—	8,331
2010 Reorganization (notes 3 and 11)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Other comprehensive income	—	—	12,470	—	12,470
Stock-based compensation	—	—	—	9,181	9,181

Balance as of March 31, 2011	$721,819	$(762,379)	$(11,894)	$9,181	$(43,273)
Net income	—	31,044	—	—	31,044
Participant Equity Loan Plan (note 11)	135	—	—	—	135
Repurchase of common shares (note 11)	(25,555)	—	—	15,800	(9,755)
Other comprehensive income	—	—	1,112	—	1,112
Stock-based compensation	—	—	—	9,128	9,128

Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net loss	—	(54,495)	—	—	(54,495)
Participant Equity Loan Plan (note 11)	680	—	—	(171)	509
Repurchase of common shares (note 11)	(5,435)	—	—	4,685	(750)
Other comprehensive income	—	—	2,045	—	2,045
Stock-based compensation	218	—	—	3,066	3,284
Share issuance	408	—	—	(408)	—

Balance as of March 31, 2013	$692,270	$(785,830)	$(8,737)	$41,281	$(61,016)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31, 2013, 2012 and 2011

	March 31, 2013	March 31, 2012	March 31, 2011
Cash provided by (used in)
Operations
Net (loss) income	$(54,495)	$31,044	$68,846
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization of property and equipment	24,950	25,028	26,914
Amortization of intangible assets	9,571	9,573	8,986
Amortization of deferred financing fees	2,155	2,991	3,270
Non-cash interest expense (recovery) on long-term debt	260	966	(967)
Non-cash interest expense on related party long-term debt	—	—	5,297
Non-cash restructuring costs in other long-term liabilities	(1,200)	5,358	—
Stock-based compensation	3,284	9,128	9,181
Loss (gain) on foreign exchange	7,129	8,268	(11,483)
Deferred income tax (recovery) expense	(7,663)	(8,448)	(340)
Impairment of goodwill	34,173	—	—
Impairment of property and equipment	2,194	—	—
Loss on disposal of property and equipment	88	217	86
Trade receivables	26,321	5,501	(11,048)
Other current assets	2,564	(4,705)	6,400
Inventory	43,796	(32,377)	(16,689)
Income taxes recoverable and payable	(16,197)	(13,422)	(5,556)
Accounts payable, accrued and other current liabilities	(6,509)	9,835	(12,739)
Deferred revenue	(84)	8,686	14,810

Cash provided by operating activities	70,337	57,643	84,968

Investing
Business acquisition	—	—	(82,000)
Cash of subsidiary at date of acquisition	—	—	7,974
Capital expenditures	(19,269)	(23,132)	(27,498)
Proceeds from sale of property and equipment	49	105	14
Intangible assets	(201)	—	(502)

Cash used in investing activities	(19,421)	(23,027)	(102,012)

Financing
Proceeds from IPO, net	—	—	134,314
Financing fees paid	—	—	(1,396)
Repurchase of common shares	(750)	(9,755)	—
Repayment of debt	(3,050)	(48,052)	(239,307)
Participant equity loan plan, net	480	31	8,251

Cash used in financing activities	(3,320)	(57,776)	(98,138)
Effect of exchange rate changes on cash and cash equivalents	(1,748)	(330)	4,038

Net increase (decrease) in cash and cash equivalents	45,848	(23,490)	(111,144)
Cash and cash equivalents, beginning of year	95,535	119,025	230,169

Cash and cash equivalents, end of year	$141,383	$95,535	$119,025

Cash and cash equivalents are comprised as follows
Cash	$24,318	$19,421	$10,662
Short-term investments	117,065	76,114	108,363

	$141,383	$95,535	$119,025

Supplemental cash flow disclosures
Interest paid	$10,398	$12,182	$29,721
Interest received	$394	$536	$574
Income taxes paid	$14,981	$30,052	$38,674
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$2,292	$1,975	$4,368

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC (“ULC”), and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive display category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

1. Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. All normal recurring adjustments considered necessary for fair presentation have been included in the financial statements. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for various litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, restructuring provisions, deferred income taxes, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries, which solely provide marketing support, use the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss (gain). The Company’s United States (“U.S.”) and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and its Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries financial results are credited or charged to foreign currency translation included in other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

(d) Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates the collectability of its trade receivables based on a combination of factors on a periodic basis. The Company considers historical experience, the age of the trade receivable balances, credit quality of the Company’s resellers and distributors, current economic conditions, and other factors that may affect the resellers’ and distributors’ ability to pay.

(f) Inventory

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or market. If the cost of the inventory exceeds its market value, provisions are made for the difference between the cost and the market value. Prior to the Company’s transition of product assembly to contract manufacturers during the year ended March 31, 2012, the cost included the cost of materials, direct labor and the applicable share of production overhead.

(g) Property and equipment

Property and equipment are recorded at cost and depreciated and amortized to their net residual value over their estimated useful lives using the straight-line method. The Company capitalizes certain internal and external costs incurred to acquire or develop internal-use software. Capitalized software costs are amortized over the estimated useful life of the software. Depreciation and amortization is calculated using the following rates.

Building	25 years
Information systems, hardware and software	2 - 4 years
Assembly equipment, furniture, fixtures and other	2 - 4 years

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Depreciation charges related to equipment used in assembly operations held at the Company’s contract manufacturers are included in cost of sales.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the assets to its estimated fair value in the period in which it is identified.

(h) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the recognized amounts of the assets acquired, less liabilities assumed. Goodwill is not amortized, but is assessed annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company consists of a single reporting unit. When a qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, an impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount of the reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. If the carrying amount of the reporting unit is zero or negative, the second step of the impairment test is performed when it is more likely than not that a goodwill impairment exists.

In the second step, the implied fair value of goodwill is determined in a similar manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. The implied fair value of goodwill is calculated by measuring the excess of the estimated fair value of the Company over the aggregated estimated fair values of identifiable assets and liabilities. The conduct of the second step involves significant judgment on the selection of assumptions necessary to arrive at an implied fair value of goodwill. These assumptions include, but are not limited to, development of multi-year business cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(i) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	5 - 10 years
Customer relationships	5 years
Other intellectual property	5 - 10 years

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(j) Business combinations

The Company accounts for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition except for deferred income tax assets and/or liabilities. The excess of the fair value of consideration transferred over the recognized amounts is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of goodwill recorded. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

(k) Deferred financing fees

Deferred financing fees represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are amortized over the term of the debt or credit facilities.

(l) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, shipping occurs or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. Revenue is recorded net of taxes collected from customers that are remitted to government authorities with the collected taxes recorded as current liabilities until remitted to the relevant government authority. The Company’s arrangements do not include any provisions for refunds.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Revenue recognition for arrangements with multiple deliverables

For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

(ii)	third-party evidence (“TPE”); and

(iii)	estimate of the selling price (“ESP”).

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

Substantially all the Company’s revenue is made up of the sales of interactive displays and accessories. Interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. The Company has allocated revenue between these deliverables using the relative selling price method.

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its product.

The Company is unable to determine VSOE for its deliverables as they are not sold on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated term of provision. All product cost of sales, including estimated warranty costs, are recognized at the time of sale. Costs for research and development and sales and marketing are expensed as incurred.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights altogether separate from hardware. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over three years, the estimated period that such items are delivered or that services are provided.

(m) Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (“OCI”).

OCI refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of comprehensive income but are excluded from net income. OCI consists of foreign currency translation adjustments for the period which arise from the conversion of the Canadian dollar consolidated financial statements to the U.S. dollar reporting currency consolidated financial statements. OCI also includes foreign currency translation adjustments from those foreign subsidiaries that have a local currency as their functional currency that arises on translation of these foreign subsidiaries’ financial statements into their parent’s reporting currency.

(n) Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

Financial Accounting Standards Board (“FASB”) ASC 815—Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges under ASC 815, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not currently apply hedge accounting as defined by ASC 815 to any of its financial instruments.

(o) Income taxes

In accordance with FASB ASC 740—Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(p) Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction (increase) to income tax expense (recovery).

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

(q) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore most product development costs are expensed as incurred.

(r) Earnings per share

Per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(s) Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized and records the expense in cost of sales. Interactive displays and other hardware products are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs. The accrued warranty obligation is included in accrued and other current liabilities.

(t) Stock-based compensation

During the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively from July 2010, the date of the Company’s initial option grants. Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the graded method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

(u) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and any accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(v) Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

(w) Recent accounting policies adopted

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on presentation of comprehensive income to increase its prominence in the financial statements. The new guidance eliminates the option to present components of other comprehensive income in the statement of shareholders’ equity. Instead, an entity is required to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The Company adopted the guidance in the first quarter of fiscal 2013 and included two separate but consecutive statements.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

In September 2011, the FASB issued guidance to simplify the testing of goodwill for impairment. The new guidance provides an entity with the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations, financial condition or disclosures.

2. 2010 Acquisition

On April 21, 2010, the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, other than the deferred income tax liability, were measured at their fair values as of the date of acquisition. The excess of the acquisition price over the recognized amounts was recorded as goodwill on acquisition. Recognized amounts were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s results for the year ended March 31, 2011 amounted to $24,674 and $17,122, respectively. The net loss for the year ended March 31, 2011 included amortization of intangible assets of $8,903 resulting from the acquisition.

The following table summarizes the assets acquired and liabilities assumed.

Assets purchased
Current assets	$12,513
Property and equipment	2,177
Intangible assets (note 9)	50,061
Goodwill—with no tax base (note 8)	34,173

$98,924

Liabilities assumed
Current liabilities	$9,868
Deferred income tax liability	15,030

$24,898

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The Company expensed $1,143 of acquisition-related costs included in selling, marketing and administration in the year ended March 31, 2011.

During fiscal 2013 it was determined that the full carrying value of the goodwill associated with the acquisition was impaired and the Company recorded a goodwill impairment charge of $34,173 (note 8).

The weighted-average amortization period of the total intangible assets related to the business acquisition was approximately 5.6 years at the date of acquisition.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

3. 2010 Reorganization and Initial Public Offering

On May 13, 2010, the Company’s Board of Directors approved a reorganization (the “2010 Reorganization”) of the capital of the Company. Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8,016 on the shareholder note payable and the effective conversion of the remaining shareholder note payable of CDN$253,972 plus accrued interest of CDN$75,074 into Class A Preferred Shares and Class B Shares and the conversion of cumulative preferred shares of CDN$84,883 plus accrued dividends of CDN$19,748 into Class A Preferred Shares. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares.

In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company and the Company issued Class A Subordinate Voting Shares from Treasury. After giving effect to the IPO, the Company had 44,308,596 Class A Subordinate Voting Shares and 79,464,195 Class B Shares outstanding.

Using the proceeds of the IPO, the Company repaid $40,000 of the unsecured term loan and $19,244 of the term construction facility in July 2010. In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42,389, $29,836 and $1,438, respectively, were repaid in full.

4. Restructuring costs

(a) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan that will increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. The Company accrued remaining costs relating to workforce reductions which are expected to be completed in the first quarter of fiscal 2014. The rates used in determining this accrual are based on existing plans, historical experience and negotiated settlements. If the actual amounts differ from the Company’s estimates, the amount of the restructuring costs could be materially impacted. No further material costs are expected to be incurred.

Employee termination costs include termination costs related to the reduction in workforce and associated outplacement and legal costs.

Facilities costs include lease cancellation costs at two North American locations and lease obligation costs associated with unoccupied office space at one of the Company’s international locations. Lease obligation costs are based on future lease expenditures and estimated future sublease rentals.

Other restructuring costs include fees paid to consultants supporting the restructuring process and office relocation costs.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the year ended March 31, 2013 is summarized in the following table.

	Year ended March 31, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$16,172	$1,010	$208	$17,390
Restructuring costs paid	(10,227)	—	(124)	(10,351)
Currency translation adjustment	(216)	8	—	(208)

Accrued restructuring obligation at end of year	$5,729	$1,018	$84	$6,831

At March 31, 2013, the accrued restructuring obligation of $6,831 (March 31, 2012 – zero) was included in accrued and other current liabilities.

(b) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan included a worldwide reduction in workforce of approximately 70 employees. The restructuring plan was completed during the quarter ended September 30, 2012 and no further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the year ended March 31, 2013 is summarized in the following table.

Year ended March 31, 2013
Employee Termination Costs
Restructuring costs incurred	$1,947
Restructuring costs paid	(1,775)
Currency translation adjustment	(11)

Accrued restructuring obligation at end of year	$161

At March 31, 2013, the remaining accrued restructuring obligation of $161 (March 31, 2012 – zero), primarily related to outplacement costs, was included in accrued and other current liabilities.

(c) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. The decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012.

In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility. As a result, the Company recorded lease obligation costs of $8,059 in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The accrued lease obligation is reviewed quarterly and adjusted as required to ensure that it reflects the remaining obligation based on future lease expenditures and estimated future sublease rentals over the balance of the obligation period. During the second quarter of fiscal 2013, the Company recorded additional restructuring costs of $1,020 as a result of a revised estimate of the future sublease rentals.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the years ended March 31, 2013 and 2012 is summarized in the following tables.

	Year ended March 31, 2013
	Lease Obligation Costs	Employee Termination Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of year	$7,788	$—	$—	$7,788
Restructuring costs paid	(2,576)	—	—	(2,576)
Accretion expense	417	—	—	417
Adjustments	1,020	—	—	1,020
Currency translation adjustment	(149)	—	—	(149)

Accrued restructuring obligation at end of year	$6,500	$—	$—	$6,500

	Year ended March 31, 2012
	Lease Obligation Costs	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$8,059	$3,745	$1,455	$13,259
Restructuring costs paid	(600)	(3,745)	(1,455)	(5,800)
Accretion expense	116	—	—	116
Currency translation adjustment	213	—	—	213

Accrued restructuring obligation at end of year	$7,788	$—	$—	$7,788

To date the Company has incurred restructuring costs of $14,812, comprised of employee termination benefits of $3,745, lease obligation costs of $9,612 and other restructuring costs of $1,455.

At March 31, 2013, the current portion of the accrued restructuring obligation of $2,286 (March 31, 2012 – $2,280) was included in accrued and other current liabilities with the remaining long-term portion of $4,214 (March 31, 2012 – $5,508) included in other long-term liabilities.

5. Trade receivables

	March 31, 2013	March 31, 2012
Trade receivables	$68,606	$97,390
Allowance for doubtful receivables	(3,500)	(3,104)

	$65,106	$94,286

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The following table summarizes the activity in the allowance for doubtful receivables.

	Year ended March 31,
	2013	2012	2011
Balance at beginning of year	$3,104	$3,603	$3,868
Charge to bad debts expense	3,377	1,579	17
Write-off of receivables	(2,909)	(2,000)	(635)
Currency translation adjustment	(72)	(78)	353

Balance at end of year	$3,500	$3,104	$3,603

In addition to the charges above the Company also recorded bad debt expense of $286 related to employee loans provided as part of the Participant Equity Loan Plan (note 11(b)).

6. Inventory

	March 31, 2013	March 31, 2012
Finished goods	$59,972	$107,380
Raw materials	10,577	4,938
Provision for obsolescence	(4,787)	(1,508)

	$65,762	$110,810

The provision for obsolescence is related to finished goods and raw materials inventory.

7. Property and equipment

	March 31, 2013	March 31, 2012
Cost
Building	$72,925	$73,626
Information systems, hardware and software	70,049	62,519
Assembly equipment, furniture, fixtures and other	37,875	44,398
Assets under construction	5,858	8,253

	$186,707	$188,796
Accumulated depreciation and amortization
Building	$12,139	$9,406
Information systems, hardware and software	48,127	39,414
Assembly equipment, furniture, fixtures and other	26,388	30,409

	$86,654	$79,229
Net book value
Building	$60,786	$64,220
Information systems, hardware and software	21,922	23,105
Assembly equipment, furniture, fixtures and other	11,487	13,989
Assets under construction	5,858	8,253

	$100,053	$109,567

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Depreciation and amortization expense incurred is as follows.

	Year ended March 31,
	2013	2012	2011
Building	$2,951	$2,968	$3,159
Information systems, hardware and software	14,614	13,690	14,780
Assembly equipment, furniture, fixtures and other	7,385	8,370	8,975

	$24,950	$25,028	$26,914

Included in accrued and other current liabilities is an accrual for capital expenditures of $2,292 at March 31, 2013 (March 31, 2012 – $1,975).

The amount of depreciation expense included in cost of sales amounted to $3,760, $3,769 and $4,118 for the years ended March 31, 2013, 2012 and 2011, respectively.

The Company concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2,194 primarily related to discontinued information system projects.

8. Goodwill

Changes to the carrying amount of goodwill during the year ended March 31, 2013 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

Balance at March 31, 2013	$—

During the nine months ended December 31, 2012, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. As a result, the second step of the goodwill impairment test was performed.

The estimated fair value of the Company was determined utilizing an income approach which was then corroborated with a market approach. Under the income approach, the Company calculates the fair value of its single reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used estimates the rate a market participant would expect and is calculated based on the weighted-average cost of capital adjusted for the relevant risk associated with company-specific characteristics and the uncertainty related to the Company’s ability to execute on the projected cash flows. Under the market approach, the Company’s market capitalization was used as a key input for the determination of the fair value of the Company. The Company believes that the market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arms-length transaction.

The impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value detailed above as the acquisition price in a

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after assigning fair value to net assets, including working capital, property and equipment and both recognized and unrecognized intangible assets.

Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

The Company considered as part of the impairment test at the time the recoverable amount if its other long-lived assets and concluded that these assets were not impaired.

9. Intangible assets

	March 31, 2013	March 31, 2012
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,999	3,814

	$51,099	$50,914
Accumulated amortization
Acquired technology	$15,754	$10,396
Customer relationships	10,296	6,796
Other intellectual property	2,091	1,383

	$28,141	$18,575
Net book value
Acquired technology	$13,846	$19,204
Customer relationships	7,204	10,704
Other intellectual property	1,908	2,431

	$22,958	$32,339

Amortization expense of finite-lived intangibles for the years ended March 31, 2013, 2012 and 2011 was $9,571, $9,573 and $8,986, respectively.

Based on the carrying value of the identified intangible assets at March 31, 2013 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows.

	Fiscal year ending March 31,
	2014	2015	2016	2017	2018
Amortization expense	$9,570	$9,570	$1,208	$690	$690

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

10. Long-term debt and credit facilities

	March 31, 2013	March 31, 2012
First lien facility	$288,225	$291,275
Current portion of long-term debt	(3,050)	(3,050)

	$285,175	$288,225

All debt and credit facilities are U.S. dollar facilities.

(a) First lien facility

In August 2007, the Company entered into a $305,000 term loan maturing August 28, 2014 with a $45,000 revolving credit facility maturing August 28, 2013 (the “First lien facility”). The full amount of the term loan was drawn upon closing. As part of the Company’s IPO transaction which closed on July 20, 2010, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28, 2013, which increased the total revolving credit capacity to $100,000, all of which remained undrawn as of March 31, 2013 and 2012. The First lien facility is secured by a first priority interest over all assets of the Company and certain subsidiaries.

The Company may repay all or a portion of the First lien facility at any time without incurring early repayment premiums. The term-loan portion of the First lien facility requires mandatory annual repayments totaling $3,050. In addition, beginning with the year ended March 31, 2009, the Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flow, contingent upon the Company’s leverage ratio at the time. As of March 31, 2013, 2012 and 2011, the leverage ratio was below the level required to trigger a repayment.

Borrowings under the term loan bear interest at floating rates, based on LIBOR, the U.S. federal funds rate or the Canadian base rate of the administrative agent. Borrowings under the revolving credit facility bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the U.S. federal funds rate, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the First lien facility term loan was 2.95% at March 31, 2013 and 2.99% at March 31, 2012. The interest rates on the undrawn credit facilities of $45,000 and $55,000 at March 31, 2013 were 2.20% and 3.95%, respectively.

The Company had outstanding letters of credit totaling $1,166 at March 31, 2013 and $973 at March 31, 2012. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the revolving portion of the First lien facility.

The Company was in compliance with all financial covenants with respect to the facility at March 31, 2013. The facility has two financial covenants: a total leverage ratio test and an interest coverage ratio test. Compliance is tested quarterly and the Company has been in compliance with all covenants during all reporting periods since the inception of the loan.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

(b) Second lien facility

In August 2007, the Company entered into an eight year, $100,000 term loan (the “Second lien facility”), which was fully drawn upon closing. In fiscal 2012, the remaining balance of $45,000 was repaid in full. No repayment premiums were charged.

(c) Deferred financing fees

The Company incurred fees of $13,090 in closing the First lien facility and the Second lien facility which were recorded as deferred financing fees. These fees are shown as an asset and amortized over the loans’ terms based on the effective interest rate method. Repayments of the term loans also result in releases of these fees, which are then included in interest expense. The Company also incurred fees of $1,385 in closing the new revolving facility on July 20, 2010 under the First lien facility. These fees are shown as an asset and amortized over the term of the facility using the straight-line method. The Company also incurred fees relating to the term construction facility which was repaid in the year ended March 31, 2011.

The Company recorded amortization of deferred financing fees of $2,155, $2,991 and $3,270 for the years ended March 31, 2013, 2012 and 2011, respectively.

11. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

(ii) Issued and outstanding

Shares Outstanding	Voting Common Shares	Non-voting Common Shares	Voting Preferred Shares	Class A Preferred Shares	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2010	53,563,844	127,489,844	127,483,148	—	—	—	—	308,536,836
2010 Reorganization	(53,563,844)	(127,489,844)	(127,483,148)	433,676,686	5,478,596	—	85,044,901	215,663,347
Participant Equity Loan Plan	—	—	—	—	—	(57,500)	—	(57,500)
Initial Public Offering	—	—	—	(433,676,686)	38,830,000	—	(5,580,706)	(400,427,392)

March 31, 2011	—	—	—	—	44,308,596	(57,500)	79,464,195	123,715,291
Participant Equity Loan Plan	—	—	—	—	—	(160,800)	—	(160,800)
Shares repurchased for cancellation	—	—	—	—	(2,327,486)	—	—	(2,327,486)

March 31, 2012	—	—	—	—	41,981,110	(218,300)	79,464,195	121,227,005
Participant Equity Loan Plan	—	—	—	—	—	(217,500)	—	(217,500)
Stock-based compensation	—	—	—	—	115,015	25,298	—	140,313
Shares repurchased for cancellation	—	—	—	—	(574,954)	—	—	(574,954)

March 31, 2013	—	—	—	—	41,521,171	(410,502)	79,464,195	120,574,864

Stated Amount	Voting Common Shares	Non-voting Common Shares	Voting Preferred Shares	Class A Preferred Shares	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2010	$41,166	$120,108	$—	$—	$—	$—	$—	$161,274
Participant Equity Loan Plan	2,122	—	—	—	6,369	(160)	—	8,331
2010 Reorganization	(43,288)	(120,108)	—	413,616	3,156	—	160,242	413,618
Initial Public Offering	—	—	—	(413,616)	474,047	—	78,165	138,596

March 31, 2011	$—	$—	$—	$—	$483,572	$(160)	$238,407	$721,819
Participant Equity Loan Plan	—	—	—	—	568	(433)	—	135
Repurchase of Common Shares	—	—	—	—	(25,555)	—	—	(25,555)

March 31, 2012	$—	$—	$—	$—	$458,585	$(593)	$238,407	$696,399
Participant Equity Loan Plan	—	—	—	—	996	(316)	—	680
Stock-based compensation	—	—	—	—	557	69	—	626
Shares repurchased for cancellation	—	—	—	—	(5,435)	—	—	(5,435)

March 31, 2013	$—	$—	$—	$—	$454,703	$(840)	$238,407	$692,270

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 3) and shareholder note payable (note 3) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

As part of the Company’s IPO on July 20, 2010, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting Shares and then 11,479,450 Class B Shares were converted to 11,479,450 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds from the IPO were $138,596, net of underwriting commissions of $7,854 and other offering expenses of $7,429, net of tax of $4,279. Other offering expenses were also recorded as a reduction of IPO proceeds effective the date of the IPO. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase Class A Subordinate Voting Shares of the Company at fair value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the following two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares was recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapsed. The expense is included in selling, marketing and administration expense and research and development expense, with an offsetting credit to additional paid-in capital and was adjusted to reflect expected forfeitures based on Company historical data. The impact of the Plan amendment was fully amortized at September 30, 2012. The total value expensed in the year ended March 31, 2013 was $590 (March 31, 2012 – $5,243).

On November 20, 2012 certain terms of the Plan were amended. All Plan shares previously held in trust by the Company as security against the Plan loans are to be released to Plan participants, with remaining loan balances continuing to be secured by these shares. Any proceeds from the sale of these shares must first be applied against any outstanding loan balance. Additional compensation was also provided to Plan participants for the purpose of loan repayments. Most participants received the first installment in the fourth quarter of fiscal 2013 and will receive a second installment, provided they continue to be employed by the Company, in the third quarter of fiscal 2014. The first installment of $1,209 is included in selling, marketing and administration expense and research and development expense in the year ended March 31, 2013. The second installment of $834 is being accrued evenly over the twelve months ended December 31, 2013.

As a result of these amendments, the compensatory benefit of the 541,975 Plan shares with outstanding loans was determined at the date of the Plan amendment using the Black-Scholes-Merton (“BSM”) option pricing model. The exercise price used of $1.30 was the market price of a Class A Subordinate Voting Share on that date

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

which equaled the remaining loan balance for each share. The total benefit of $339 has been reported as stock-based compensation expense in the year ended March 31, 2013 with an offset to additional paid-in capital. In addition, interest is no longer being charged on Plan loans retroactive to April 1, 2012. As a result, accrued interest of $44 was reversed in the year ended March 31, 2013. During the year ended March 31, 2013 Plan loans of $286 from employees who had left the Company were written off with an offset to bad debt expense. Total loans amounted to $880 at March 31, 2013 (March 31, 2012 – $2,043).

Share capital increased by $1,160 (March 31, 2012 – $135) in the year ended March 31, 2013 as a result of Plan activity. This includes loan principal and interest repayments totaling $846 (March 31, 2012 – $612), interest accrued during the year of nil (March 31, 2012 – $105) and foreign exchange adjustments of $28 (March 31, 2012 – $73). Also, during the year ended March 31, 2013, 297,500 (March 31, 2012 – 160,800) shares of employees who left the Company were repurchased by a subsidiary company resulting in a net reduction in share capital of $480 (March 31, 2012 – $445). Stock based compensation paid related to these repurchases amounted to $53 (March 31, 2012 – nil).

In the year ended March 31, 2013, 25,298 Class A Subordinate Voting Shares—Treasury Shares, held by a subsidiary company, were transferred to certain employees in settlement of vested restricted share units (note 12(c)) which resulted in an increase in share capital of $218 including a $148 reclassification of additional paid-in capital to share capital. In the year ended March 31, 2013, 80,000 Class A Subordinate Voting Shares—Treasury Shares held by a subsidiary company were transferred to the parent company and cancelled resulting in a reduction in share capital of $164.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In the year ended March 31, 2013, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares have been cancelled.

(d) Issuance of treasury shares

In the year ended March 31, 2013, 115,015 Class A Subordinate Voting Shares were issued at the current market price for settlement of vested RSUs resulting in a net increase in share capital of $408 and a reduction in additional paid-in capital of $408 (note 12(c)).

12. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

March 31, 2013 there were 6,890,566 stock-based awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan (note 11) was $3,337, $9,128 and $9,181 for the years ended March 31, 2013, 2012 and 2011, respectively.

(a) Stock options

A summary of the status of the Company’s stock options at March 31, 2013, 2012 and 2011 and changes during the year ended on those dates is as follows.

	Options Outstanding
	Number of options	Weighted-average exercise price per option	Average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2010	—	$—	—	$—
Granted	1,444,500	16.22	—
Exercised	—	—	—
Forfeited	(28,500)	15.61	—

Balance at March 31, 2011	1,416,000	$16.24	4.37	$152
Granted	2,172,828	5.54	—
Exercised	—	—	—
Forfeited	(588,171)	13.06	—

Balance at March 31, 2012	3,000,657	$9.11	3.97	$—
Granted	1,172,000	1.50	—
Exercised	—	—	—
Forfeited	(1,084,462)	7.39	—

Balance at March 31, 2013	3,088,195	$6.86	3.42	$37

Exercisable at March 31, 2013	287,612	$14.56	—	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s Class A Subordinate Voting Shares on March 31, 2013, 2012 and 2011 and the exercise price of in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on that date.

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the year ended March 31, 2013 was $1,249 (March 31, 2012 – $2,528; March 31, 2011 – $1,105). As at March 31, 2013, the total compensation cost not yet recognized related to stock options was $1,676. This amount is expected to be recognized over the next 47 months on a weighted-average basis.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

	Year ended March 31,
	2013	2012	2011
Fair value of stock options granted during the year	$0.72	$2.00	$5.59
Assumptions
Risk-free interest rate	0.49% - 0.89%	0.60% - 1.43%	0.96% - 1.49%
Volatility	62.15 - 64.67%	45.00%	45.00%
Expected life in years	4.0	4.0	4.0
Expected dividend yield	0.00%	0.00%	0.00%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the year ended March 31, 2013 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed volatility for options granted prior to April 1, 2012 was the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and reviews these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at March 31, 2013.

Change in accounting policy

As discussed in note 1(t), during the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. The total impact of this change since the plan inception was an increase in stock-based compensation of $1,548 with an offsetting increase to additional paid-in capital. The change resulted in a current year expense of $303 with an increase to the April 1, 2012 opening deficit of $1,245.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The following tables show the effects of the change in accounting policy on the consolidated statements of operations and consolidated balance sheets.

Consolidated Statements of Operations

	March 31, 2013		March 31, 2012		March 31, 2011
	As computed under straight-line method	As reported under graded method	As reported under straight-line method(1)	As adjusted under graded method	As reported under straight-line method(1)	As adjusted under graded method
Selling, marketing and administration	$170,705	$170,871	$180,326	$180,837	$182,499	$182,910
Research and development	48,776	48,811	49,807	50,032	51,333	51,431
Net (loss) income	(54,294)	(54,495)	31,780	31,044	69,355	68,846
(Loss) income per share
Basic	$(0.45)	$(0.45)	$0.26	$0.25	$0.53	$0.53
Diluted	$(0.45)	$(0.45)	$0.26	$0.25	$0.53	$0.53

(1)	As reported figures reflect certain reclassifications that have been made to conform to current period’s presentation.

Consolidated Balance Sheets

	March 31, 2013		March 31, 2012
	As computed under straight-line method	As adjusted under graded method	As reported under straight- line method	As adjusted under graded method
Additional paid-in capital	$41,317	$41,518	$32,864	$34,109
Deficit	$(785,629)	$(785,830)	$(730,090)	$(731,335)

The change in accounting policy on the consolidated statements of cash flows in all periods impacted resulted in a decrease to net income with an offsetting increase to stock-based compensation expense with no net impact on cash provided by operating activities.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

A summary of the status of the Company’s DSUs at March 31, 2013, 2012 and 2011 and changes during the years then ended is as follows.

	Year ended March 31,
	2013	2012	2011
	Number of DSUs
Balance at beginning of year	30,000	—	—
Granted	30,000	30,000	—
Exercised	—	—	—
Forfeited	—	—	—

Balance at end of year	60,000	30,000	—

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Compensation expense relating to DSUs for the year ended March 31, 2013 included in selling, marketing and administration expense amounted to $49 (March 31, 2012 – $175; March 31, 2011 – zero).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

A summary of the status of the Company’s RSUs at March 31, 2013, 2012 and 2011 and changes during the years then ended is as follows.

	Year ended March 31,
	2013	2012	2011
	Number of RSUs
Balance at beginning of year	595,075	—	—
Granted	2,680,000	655,100	—
Exercised	(140,313)	—	—
Forfeited	(1,215,301)	(60,025)	—

Balance at end of year	1,919,461	595,075	—

During the year ended March 31, 2013, the Company issued 2,483,000 (March 31, 2012 – 250,850) time-based RSUs which vest evenly over three years of which 741,801 were forfeited in the year ended March 31, 2013 (March 31, 2012 – 19,900). Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the year ended March 31, 2013 included in selling, marketing and administration expense and research and development expense amounted to $1,389 (March 31, 2012 – $636; March 31, 2011 – zero).

During the year ended March 31, 2013, 140,313 time-based RSUs vested with a fair value at the date of grant of $556. 25,298 of these vested RSUs were settled through the transfer of 140,313 Class A Subordinate Voting Shares to holders of the vested RSUs. To effect this settlement, the Company purchased 25,298 Class A Subordinate Voting Shares from a wholly owned subsidiary. These shares had been acquired by the subsidiary from former participants of the Participant Equity Loan Plan (note 11(b)). The Company purchased the shares from the subsidiary at their fair market value at the date of settlement. The remaining 115,015 vested RSUs were settled through the issuance of treasury shares (note 11(d)).

During the year ended March 31, 2013, the Company also issued 197,000 (March 31, 2012 – 404,250) performance-based RSUs to executives of the Company of which 473,500 were forfeited in the year ended March 31, 2013. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the year ended March 31, 2013 included in selling, marketing and administration expense and research and development expense amounted to a recovery of $332 (March 31, 2012 – expense of $546; March 31, 2011 – zero).

As at March 31, 2013, estimated total compensation expense not yet recognized related to all RSUs was $1,603 which is expected to be recognized over the next 32 months.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

13. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Year ended March 31,
	2013	2012	2011
(Loss) income before income taxes
Domestic	$(14,139)	$43,098	$113,971
Foreign	(49,334)	(5,138)	(9,813)

	$(63,473)	$37,960	$104,158
Combined tax rate	25.00%	26.13%	27.89%

Expected income tax (recovery) expense	(15,868)	9,919	29,050
Adjustments
Non-deductible, non-taxable items	2,138	3,880	2,886
Impairment of goodwill	8,543	—	—
Variation in foreign tax rates	275	1,232	830
Deferred income tax rate differences	305	391	464
Change in valuation allowance	1,296	(1,119)	3,107
Investment tax credits—current year	(5,471)	(5,542)	(4,285)
Investment tax credits—prior years	(172)	(3,758)	—
Other	(24)	1,913	3,260

Income tax (recovery) expense	$(8,978)	$6,916	$35,312

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	March 31, 2013	March 31, 2012
Deferred income tax assets
Inventory	$—	$124
Non-capital losses	4,417	—
Foreign non-capital losses	5,430	4,133
Allowance for doubtful receivables	76	—
Derivative contracts	241	181
Deferred revenue	30,493	31,462
Accrued restructuring obligation	1,804	1,965
Accrued warranty obligation	5,038	4,448
Other	1,657	581
Valuation allowance	(5,832)	(4,536)

	43,324	38,358
Deferred income tax liabilities
Inventory	96	—
Intangible assets	4,970	6,827
Property and equipment	572	335
Long-term debt	1,570	2,225
Investment tax credits	3,552	2,969
Deferred financing fees	425	966

	11,185	13,322

Net deferred income tax asset	$32,139	$25,036

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

	March 31, 2013	March 31, 2012
Deferred income tax asset—current	$16,056	$14,026
Deferred income tax asset—long-term	22,321	19,897
Deferred income tax liability—long-term	(6,238)	(8,887)

	$32,139	$25,036

The Company had consolidated non-capital losses for income tax purposes of $35,529 at March 31, 2013 (March 31, 2012 – $13,702; March 31, 2011 – $13,589), of which $22,769 will expire at various times through 2033 and $12,760 will carry forward indefinitely.

In assessing the recording of deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. To the extent that any portion of the deferred tax assets is not more likely than not to be realized, a valuation allowance has been provided.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada and the U.S. are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations. The amount of gross interest and penalties accrued was nil at March 31, 2013 and $52 at March 31, 2012. The Company recognized interest and penalty expense related to tax matters of $29, $69 and $86 for the years ended March 31, 2013, 2012 and 2011, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

14. Product warranty

The change in the Company’s accrued warranty obligation for the years ended March 31, 2013, 2012 and 2011 is summarized in the following table.

	Year ended March 31,
	2013	2012	2011
Accrued warranty obligation at beginning of year	$17,514	$11,543	$10,840
Actual warranty costs incurred	(13,765)	(13,498)	(14,041)
Warranty provision	16,373	19,820	13,494
Adjustments for changes in estimate	31	—	725
Currency translation adjustment	(359)	(351)	525

Accrued warranty obligation at end of year	$19,794	$17,514	$11,543

15. (Loss) Earnings per share amounts

	Year ended March 31,
	2013	2012	2011
Net (loss) income for basic and diluted earnings per share available to common shareholders	$(54,495)	$31,044	$68,846

Weighted-average number of shares outstanding—basic	120,744,832	122,726,275	130,775,288
Effect of dilutive securities—stock-based compensation	—	643,768	—

Weighted-average number of shares outstanding—diluted	120,744,832	123,370,043	130,775,288

(Loss) earnings per share
Basic	$(0.45)	$0.25	$0.53
Diluted	$(0.45)	$0.25	$0.53

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding for the year ended March 31, 2013 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2012 to March 31, 2013. Options to purchase 3,088,195 Class A Subordinate Voting Shares were outstanding at March 31, 2013. All dilutive securities including options to purchase Class A Subordinate Voting Shares, DSUs and RSUs are excluded from the computation of diluted loss per share for year ended March 31, 2013 as their impact is anti-dilutive.

The weighted-average number of shares outstanding for the year ended March 31, 2012 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2011 to March 31, 2012. Options to purchase 3,000,657 Class A Subordinate Voting Shares were outstanding at March 31, 2012. During the year ended March 31, 2012, 375,959 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares and are included in the calculation of diluted earnings per share. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2012. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs for the year ended March 31, 2012.

The weighted average number of shares outstanding for the year ended March 31, 2011 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to March 31, 2011, after giving retroactive effect to the one-for-two reverse share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,416,000 Class A Subordinate Voting Shares were outstanding at March 31, 2011 of which 137,000 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares during the year ended March 31, 2011. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the year ended March 31, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2011.

16. Commitments and contingencies

(a) Commitments

	Fiscal year ending March 31,
	2014	2015	2016	2017	2018 and thereafter	Total
Operating leases	$5,790	$5,071	$4,522	$4,246	$13,569	$33,198
Derivative contracts	679	283	—	—	—	962
Long-term debt repayments
Long-term debt	3,050	285,175	—	—	—	288,225
Future interest obligations on long-term debt	9,555	3,896	—	—	—	13,451
Purchase commitments	92,769	4,030	1,578	—	—	98,377

Total	$111,843	$298,455	$6,100	$4,246	$13,569	$434,213

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements. The Company incurred rental expense of $3,418, $5,156 and $4,795 for the years ended March 31, 2013, 2012 and 2011, respectively.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under the long-term debt facility.

Purchase commitments represent commitments for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2013. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Securities Class Actions

On March 13, 2013, the Company announced that an agreement in principle had been reached with the plaintiffs in the U.S. and Canadian shareholder class action lawsuits involving the Company, In re SMART

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

Technologies Inc. Shareholder Litigation, pending in the United States District Court for the Southern District of New York, and Tucci v. SMART Technologies Inc., et al., pending in the Ontario Superior Court of Justice (the “Actions”). Pursuant to the settlement terms, the parties have agreed to settle the Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of related putative class claims in Harper v. SMART Technologies Inc., et al., currently pending in the Superior Court of the State of California. The proposed settlement will be funded entirely by insurance maintained by the Company.

In re SMART Technologies Inc. Securities Litigation

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. After a series of motions, the court-appointed Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust, filed a consolidated amended class action complaint in the New York court in November 2011. A motion to dismiss the case was filed by the defendants on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. On August 21, 2012, the Court denied the Company’s motion to dismiss the amended claims. On January 11, 2013, the Court issued an order certifying a class defined as: “All persons or entities who purchased or otherwise acquired (and did not sell) SMART common stock in the United States prior to November 10, 2010, pursuant or traceable to the Offering Materials. With respect to claims brought under section 12(a)(2), the class is limited to U.S. purchasers of SMART stock in the July 14, 2010, initial public offering.” In light of the proposed settlement described above, the Court has stayed all proceedings and will be considering a motion seeking approval of the settlement. The motion seeking preliminary approval of the settlement, and authorizing notice to the class, was filed with the Court on April 30, 2013.

Tucci v. SMART Technologies Inc. et al.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Lefever/Runnels Action”). A second class proceeding was subsequently initiated by the same law firm with an Ontario-based representative plaintiff in May 2011 (the “Tucci Action”). The certification motion in the Tucci Action was heard on February 1, 2013. While the parties consented to certain terms of certification, including terms dismissing the Lefever/Runnels Action, the court heard arguments as to whether secondary market purchasers should be included in the class definition to be certified in the Tucci Action. On February 4, 2013, the court released its decision and certified a class limited to primary market purchasers of SMART shares during the IPO from underwriters domiciled in Canada. The court refused to certify the claims alleged on behalf of secondary market purchasers in the Tucci Action. On February 12, 2013 the plaintiff in the Tucci action served a notice of motion for leave to appeal the certification decision. However, the motion is in abeyance as a result of the proposed settlement as described above.

Harper v. SMART Technologies Inc. et al.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. On September 28, 2012, the Court granted the plaintiff’s motion to remand the case to California state court, where it is now pending, and denied as moot the defendants’ motion to transfer. In November 2012, the defendants filed a motion to stay the Harper action pending resolution of SMART Technologies Inc. Securities Litigation in the Southern District of New York. That motion remains pending. As discussed above, dismissal of the class claims in Harper is a condition of the proposed settlement of the In re SMART Technologies and Tucci v. SMART Technologies cases.

All of the claims in Canada and the U.S. are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

In the event that the proposed settlement is not finalized and implemented, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings) as the discovery process in the foregoing litigation proceedings have not yet been completed.

(c) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

17. Segment disclosure

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Year ended March 31,
	2013	2012	2011
Revenue
United States	$329,427	$432,659	$497,726
Canada	43,636	54,237	60,669
Europe, Middle East and Africa	166,232	183,920	175,472
Rest of World	50,075	74,984	56,188

	$589,370	$745,800	$790,055

For the years ended March 31, 2013, 2012 and 2011, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at March 31, 2013. Total long-lived assets in New Zealand amounted to $25,810 and total long-lived assets outside of Canada amounted to $30,056 at March 31, 2013.

18. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 5).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

March 31, 2013

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,065	$—	$—	$117,065
Derivative instruments	—	463	—	463

Total assets	$117,065	$463	$—	$117,528

Liabilities
Derivative instruments	$—	$1,602	$—	$1,602

Total liabilities	$—	$1,602	$—	$1,602

March 31, 2012

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$76,114	$—	$—	$76,114
Derivative instruments	—	891	—	891

Total assets	$76,114	$891	$—	$77,005

Liabilities
Derivative instruments	$—	$908	$—	$908

Total liabilities	$—	$908	$—	$908

(a) Fair value of derivative contracts

March 31, 2013

	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(382 (111 316	) )	Apr 2013 to Dec 2013 Apr 2013 to Dec 2013 Apr 2013 to Nov 2013	0.9938 - 1.0325 1.2485 - 1.3431 1.5780 - 1.6162	USD 24,000 EUR 18,000 GBP 6,500

	$(177)

Interest rate derivative contracts	$(962)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

March 31, 2012

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$749 95 (144)	Apr 2012 to Jan 2013 Apr 2012 to Jan 2013 Apr 2012 to Feb 2013	0.9798 - 1.0617 1.3304 - 1.3617 1.5556 - 1.6068	USD 24,000 EUR 7,000 GBP 7,500

	$700

Interest rate derivative contracts	$(717)	Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $463 is included in other current assets at March 31, 2013 (March 31, 2012 – $891). The fair value of foreign exchange derivative contracts of $640 is included in accrued and other current liabilities at March 31, 2013 (March 31, 2012 – $191). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded losses of $131 and $748 and a gain of $744 for the years ended March 31, 2013, 2012 and 2011, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $679 at March 31, 2013 (March 31, 2012 – $484). The fair value of interest rate derivative contracts included in other long-term liabilities is $283 at March 31, 2013 (March 31, 2012 – $233). Changes in the fair value of these contracts are included in interest expense. The Company recorded a loss of $245 and gains of $604 and $3,931 for the years ended March 31, 2013, 2012 and 2011, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2013, 2012 and 2011

The carrying value and fair value of the Company’s long-term debt as at March 31, 2013 and March 31, 2012, are as follows.

	March 31, 2013		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$288,225	$289,844	$291,275	$289,340

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables and accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

19. Subsequent event

In December 2012, the Company signed a purchase and sale agreement to execute a sale-leaseback of its global headquarters building located in Calgary, Canada. The transaction closed on May 7, 2013 for net proceeds of approximately $77,000. The term of the lease is 20 years with annual rental payments of $5,945, subject to an 8% escalation every five years. The Company expects to account for the lease as a capital lease. The Company repaid $10,000 of the First lien facility from the proceeds of the sale.

20. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

EXHIBIT INDEX

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment of the Registrant

1.3(2)	Articles of Amendment of the Registrant

1.4(3)	Amended and Restated By-laws of the Registrant

2.1(4)	Specimen certificate evidencing Class A Subordinate Voting Shares

2.2(4)	Securityholders Agreement, dated as of June 28, 2010, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein

2.3(3)	Amendment No. 1 to Securityholders Agreement, dated as of January 22, 2013, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein

4.1(1)	Amalgamation Agreement, dated as of June 8, 2010, between School Amalco Ltd. and SMART Technologies Inc.

4.2(1)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein.

4.3(3)	Amended and Restated Equity Incentive Plan

4.4(3)	Form of Stock Option Agreement

4.5(3)	Form of RSU Agreement for U.S. Participants

4.6(3)	Form of Performance RSU Agreement for U.S. Participants

4.7(3)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.8(3)	2012 Discretionary Management Bonus Plan

4.9(3)	2013 Discretionary Management Bonus Plan

4.10(3)	Amended and Restated Participant Equity Loan Plan (PELP)

4.11(3)	Amended and Restated Loan Agreement (PELP)

4.12(3)	Amended and Restated Pledge Agreement (PELP)

4.13(3)	Executive Employment Agreement, dated as of October 12, 2012, between SMART Technologies Inc. and Warren Barkley

4.14(3)	Supplemental Letter Agreement, dated October 12, 2012, between SMART Technologies Inc. and Warren Barkley

4.15(3)	Executive Employment Agreement, dated as of October 4, 2012, between SMART Technologies Inc. and Neil Gaydon

4.16(3)	Supplemental Letter Agreement, dated October 4, 2012, between SMART Technologies Inc. and Neil Gaydon

4.17(3)	Further Amended and Restated Executive Employment Agreement, dated as of January 1, 2013, between SMART Technologies Inc. and Jeffrey Losch

4.18(3)	Executive Employment Agreement, dated as of November 21, 2012, between SMART Technologies Inc. and Kelly Schmitt

4.19(3)	Supplemental Letter Agreement, dated November 23, 2012, between SMART Technologies Inc. and Kelly Schmitt

4.20(1)	Form of Indemnity Agreement

1

Exhibit No.	Description

4.21(1)	First Lien Credit Agreement, dated as of August 28, 2007 among SMART Technologies (Holdings) Inc., SMART Technologies ULC, Deutsche Bank AG, Canada Branch and the other lenders party thereto

4.22(3)	Lease between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

8.1(3)	Subsidiaries of the Registrant

11.1(3)	Code of Conduct

11.2(3)	Code of Ethics for CEO and Senior Financial Officers

12.1(3)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(3)(5)	XBRL Instance Document

101.SCH(3)(5)	XBRL Taxonomy Extension Schema Document

101.CAL(3)(5)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(3)(5)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(3)(5)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(3)(5)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on January 24, 2010, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Filed herewith.
(4)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.
(5)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

2