Form 20-F
period 2015-03-31
SMART Technologies Inc.
filed 2015-05-15
CIK 1489147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended March 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 AS AMENDED

Date of event requiring this shell company report

Commission file number: 001-34798

SMART TECHNOLOGIES INC.

(Exact name of Registrant as specified in its charter)

Province of Alberta, Canada

(Jurisdiction of incorporation or organization)

3636 Research Road N.W., Calgary, Alberta Canada T2L 1Y1

(Address of principal executive offices)

Jeffrey A. Losch

1-888-427-6278

JeffLosch@smarttech.com

3636 Research Road N.W., Calgary, Alberta Canada T2L 1Y1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

121,780,411 Common Shares as of March 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

SMART TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

i

ii

GENERAL INTERPRETATION MATTERS

Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2015, we mean our fiscal year ended March 31, 2015. Unless otherwise indicated, all references to “$” and “dollars” in this annual report mean United States (“U.S.”) dollars. Certain amounts may not add up due to rounding. All percentages, however, have been calculated using unrounded numbers.

is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response™, SMART Notebook™, SMART Notebook Advantage™, SMART Meeting Pro™, kapp™, LightRaise™, SMART Table®, SMART Podium™, SMART Exchange™, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in the United States of America (the “United States”) and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this annual report contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. These risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales to the education market that is in decline;

•	sales of our new products may not be sufficient to offset the decline in the education market;

•	our ability to successfully manufacture, distribute and market kapp;

•	competition in our industry;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	our substantial debt could adversely affect our financial condition;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

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

USE OF NON-GAAP FINANCIAL MEASURES

As used in this annual report, “GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time. This annual report discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, and Adjusted Net Income.

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income, and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries, and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as alternatives to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and you should therefore not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(k) in the consolidated financial statements and related notes in Item 18 of this annual report, we chose to use the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not affected by the change in accounting estimate related to revenue recognition.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measures: revenue, gross margin and net income (loss).

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin in millions of dollars:

	2015	2014	2013
Adjusted Revenue
Revenue	$492.9	$589.2	$589.4
Deferred revenue recognized—accelerated amortization	(61.6)	(33.8)	—
Net change on remaining deferred revenue	—	3.0	(0.5)

Adjusted Revenue	$431.3	$558.4	$588.9

Adjusted Gross Margin
Gross margin	$231.9	$249.1	$266.9
Deferred revenue recognized—accelerated amortization	(61.6)	(33.8)	—
Net change on remaining deferred revenue	—	3.0	(0.5)

Adjusted Gross Margin	$170.3	$218.3	$266.4

Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.

The following table shows the reconciliations of net income (loss) to Adjusted Net Income and Adjusted EBITDA in millions of dollars and basic and diluted earnings (loss) per share to Adjusted Net Income per share:

	2015	2014	2013
Net income (loss)	$24.1	$20.5	$(54.5)
Adjustments to net income (loss)
Amortization of intangible assets	0.1	22.4	9.6
Foreign exchange loss	11.1	9.9	5.0
Change in deferred revenue(1)	(61.6)	(30.8)	(0.5)
Stock-based compensation	5.9	3.6	3.3
Costs of restructuring(2)	6.1	5.9	21.2
Impairment of goodwill	—	—	34.2
Impairment of property and equipment	—	—	2.2
Gain on liquidation of foreign subsidiary(3)	(0.4)	—	—
(Gain) loss on sale of long-lived assets	(0.1)	(4.2)	0.1

	(38.9)	6.8	75.0
Tax impact on adjustments(4)(5)	(15.0)	0.1	8.5

Adjustments to net income (loss), net of tax	(23.9)	6.7	66.5

Adjusted Net Income	0.2	27.3	12.0
Additional adjustments to net income (loss)
Income tax (recovery) expense(6)	(2.1)	0.6	(0.3)
Depreciation in cost of sales	5.4	9.5	3.7
Depreciation of property and equipment	11.3	16.4	21.2
Interest expense	20.0	21.4	12.8
Other income(3)	(0.3)	(0.8)	(0.4)

Adjusted EBITDA	34.4	74.4	48.8

As a percent of revenue(7)	8.0%	13.3%	8.3%
Adjusted Net Income per share
Earnings (loss) per share—basic	$0.20	$0.17	$(0.45)
Adjustments to net income (loss), net of tax, per share	$(0.20)	$0.06	$0.55

Adjusted Net Income per share—basic	$0.00	$0.23	$0.10

Earnings (loss) per share—diluted	$0.19	$0.16	$(0.45)
Adjustments to net income (loss), net of tax, per share	$(0.19)	$0.06	$0.55

Adjusted Net Income per share—diluted	$0.00	$0.22	$0.10

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Includes $21 million of restructuring costs and inventory write-offs that were recorded in cost of sales in the Company’s consolidated statement of operations in fiscal 2013.
(3)	Included in Other income in the consolidated statement of operations.
(4)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. When we closed on our credit facility refinancing on July 31, 2013, the rate was 1.03 Canadian dollars per U.S. dollar. Prior to that date, our U.S. dollar-denominated debt was incurred at a rate of 1.05 Canadian dollars per U.S. dollar. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(5)	Prior periods’ figures have been adjusted to reflect a change in the tax treatment of the change in deferred revenue.
(6)	Income tax expense (recovery) of $13 million (2014—$1 million; 2013—$(9) million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $15 million for the year ended March 31, 2015 (2014—$0 million; 2013—$(9) million).
(7)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from independent industry organizations such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report referred to in this annual report is the Quarter 4 2014 World Interactive Displays Quarterly Market Track. “Interactive display” in the Futuresource report collectively refers to the product categories of interactive whiteboards and interactive flat panels. Unless otherwise indicated, management estimates are derived from publicly-available information released by independent industry analysts and third-party sources, as well as data from our internal research and historical experience, and are based on assumptions made by us based on such data and our knowledge of our industry and markets that we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any of the third-party information to which we refer. While we believe the market position, market opportunity and market share information included in this annual report are generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections of this annual report entitled “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause our results to differ materially from those we have anticipated based on our estimates and those made by independent industry analysts and third-party sources that we take into account when making our estimates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected financial data as of and for each of the years in the five-year period ended March 31, 2015 is derived from our audited consolidated financial statements. The selected financial data should be read in conjunction with the Company’s operating and financial review and prospects in Item 5 of this annual report, the consolidated financial statements and related notes in Item 18 of this annual report, and other financial information included elsewhere in this annual report.

	Fiscal Year Ended March 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars, except shares and per share data)
Consolidated Statements of Operations Data
Revenue	492,919	589,174	589,370	745,800	790,055
Operating income (loss)	67,334	51,655	(46,103)	60,564	124,756
Net income (loss)	24,128	20,544	(54,495)	31,044	68,846

Earnings (loss) per share
Basic	0.20	0.17	(0.45)	0.25	0.53
Diluted	0.19	0.16	(0.45)	0.25	0.53

Weighted-average number of shares outstanding (in thousands)
Basic	121,582	120,997	120,745	122,726	130,775
Diluted	126,518	126,820	120,745	123,370	130,775

Consolidated Balance Sheet Data
Total assets	255,751	347,533	473,186	539,565	546,223
Net assets	5,455	(28,971)	(61,016)	(11,609)	(43,273)
Long-term debt (including current portion)	106,498	114,298	288,225	291,275	339,325
Share capital(1)	695,311	694,041	692,270	696,399	721,819
Period end number of shares outstanding (in thousands)	121,780	121,226	120,985	121,445	123,773

(1)	The Company is authorized to issue Common Shares (formerly, Class A Subordinate Voting Shares). Each Common Share entitles its holder to one vote. In April 2014, we announced the resignation of our two founders, Mr. David Martin and Ms. Nancy Knowlton, from the Company’s Board of Directors. These resignations resulted in all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, being automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. Within this annual report, the term “Shares” refers to “Common Shares” and, for comparative purposes, Class A Subordinate Voting Shares and Class B Shares together, and the term “Shareholders” refers to all holders of Shares.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our sales to the education market are in decline and may continue to decline.

In fiscal 2015, over 80% of our revenue came from the education market. Our future sales of interactive displays to the education market in developed markets may continue to slow or decrease further as a result of differing budget priorities, competition and market saturation in those countries. See “—Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, may have a material adverse effect on our revenue” and “—We operate in a highly competitive industry.” Futuresource estimates that as of December 31, 2014, approximately 60% of classrooms in the United States and 98% of classrooms in the United Kingdom already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. Futuresource estimates that interactive whiteboard sales will decrease through 2018 in the education market.

We are seeing an early-stage replacement and upgrade cycle of education customers transitioning from interactive whiteboards to interactive flat panels, and we rely heavily on this cycle to grow our sales of interactive flat panels in the education market. We cannot be certain that the adoption rate will be sufficiently fast to offset the decline in interactive whiteboard sales in the education market. Furthermore, we cannot be certain that we will be able to compete successfully against our current and future competitors to capture a share in the replacement and upgrade cycle when it occurs to sufficiently offset the decline in interactive whiteboard sales. See “—We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.”

If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales of new products, sales of replacement products, sales in other markets, sales in the enterprise market or otherwise, our business, financial condition and results of operations may be materially adversely affected.

Also, if we are unable to replace the decline in revenue in these developed markets with sales in developing markets, our business, financial condition and results of operations may be materially adversely affected. See “—We face significant challenges growing our sales in foreign markets.”

Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected.

We are in the midst of a challenging turnaround, with our revenues having declined from $790 million in fiscal 2011 to $493 million in fiscal 2015, driven primarily by declines in our sales to the education market, including declines in sales of our legacy interactive whiteboard products. See “—Our sales to the education market are in decline and may continue to decline.” Our strategy is to stabilize our revenues through the introduction of several new solutions for the education and enterprise markets, including interactive flat panels, kapp, SMART Room Systems, the soon-to-be-launched kapp iQ, and our education software products. In fiscal 2015 the revenue from these products was not sufficient to offset the revenue decline from interactive whiteboards, which are primarily sold to the education market. We cannot be certain that the future sales of our new products, particularly kapp and interactive flat panels, will be sufficient to offset the decline in our education sales. If sales of new products are not sufficiently robust, our liquidity and share value may be materially and adversely affected. See “—Our share price may be volatile and the market price of our shares may decline.”

We may not be able to manufacture, market, distribute and sell our kapp products successfully.

In June 2014, we launched kapp, creating a completely new product category for digital capture boards. We cannot be certain that we will be successful with this new product category. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

As a newly launched product, kapp has, from time to time, contained and may continue to contain design defects or failures that are difficult to detect and correct. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, and could harm our brand. Correcting such errors and failures in our products could require significant expenditure of capital. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition and results of operations and our reputation. See “—Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.”

We have contracts with manufacturers in Mexico for the production of our kapp products. These manufacturers do not have an established record of being able to effectively build our kapp products, nor a demonstrated ability to build such a product at the speed and in the quantities that may be required as demand for the product increases. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, may adversely affect our reputation and business. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner to produce a sufficient supply of products, it may cause us to lose the lead in introducing a brand new product to the market, and could have a material adverse effect on our business, financial condition or results of operations. See “—Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues” and “—We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States.”

A large part of the distribution channel for kapp differs greatly from our current enterprise and education distribution channels. We entered into a distribution agreement for the United Kingdom and Ireland with one distributor, and a separate distribution arrangement for North America with another distributor, and currently rely primarily upon these distributors for the execution of our go-to-market strategy for kapp in their respective areas. These distributors do not have an established record of successfully being able to sell kapp, and our sales performance with respect to kapp is highly dependent on the efforts of these distributors. In addition, we intend to enter into distribution agreements with respect to kapp for other regions, or to add distributors in existing regions, and we cannot be certain that our efforts to add distributors will be successful, or that such distributors will fulfill our go-to-market needs in their respective areas.

While we continue to see growing demand for kapp, we cannot be certain that kapp-related hardware or services will achieve broad customer acceptance. As kapp is a new product, we have very limited information regarding the demand for it from end-users.

kapp has lower average selling price and lower gross margin dollars than interactive displays. Therefore, we cannot be certain that kapp will result in levels of revenue and gross margin equivalent to those that we have experienced in the past with interactive displays.

We have very limited experiences in retail sales pricing. If we are not able to offer kapp at a price acceptable to end-users, we may not achieve broad customer acceptance. In addition, our current and future competitors may deliver similar products and services or provide more attractively priced, enhanced or better-quality products and services than we do, which may, among other things, increase pressure on us to discount pricing on existing and any potential future kapp-related products. We may not be able to compete successfully against our current and future competitors in the digital capture board market as potential future competitors may have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

If we are unsuccessful in selling our current kapp or any future models that we may launch, our investment in the product and any obsolete inventory we carry may need to be written down, which could have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Panasonic Corporation, and LG Electronics Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Cisco Systems, Inc., Polycom, Inc., Crestron Electronics, Inc., Hitachi Ltd., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively affected by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, DisplayNote Technologies, Mimio LLC and Blackboard Inc. that provide software offerings with similar features to our software products.

Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. Other competitors may bring to market low cost or lower specification products as a means to enter the global marketplace for interactive technologies. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources, and in some cases are required to purchase from the lowest bidder. Some of our current and potential competitors may have lower cost product offerings and a lower cost structure, and/or they may be able to provide products and services at little or no profit. Because we have positioned our product and brand at a premium quality level we do not actively compete with these product offerings. While we attempt to price our products competitively based upon the relative features they offer, due to our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.”

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

A substantial majority of our revenue historically has been derived from sales to the education market, which is in decline. See “—Our sales to the education market are in decline and may continue to decline.” Our business strategy therefore depends heavily upon expanding our sales to the enterprise market. However, there has not been widespread adoption of interactive display and collaboration products in this market, and these products may fail to achieve wide acceptance or acceptance may be at a slower rate than anticipated. Successful expansion into the enterprise market will require us to continue to augment and develop new distributor and reseller relationships, and we may not be successful in developing those relationships. We will also be required to continue to develop a sales force that is successful at selling our product offerings to the enterprise market as well as an effective go-to-market strategy. In addition, widespread acceptance of our collaboration products and services may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use, and a lack of appreciation of the contribution they can make to enterprises. We may not be successful in achieving penetration in the enterprise market for other reasons as well. In addition, our brand is less recognized in the enterprise market than it is in the education market.

Our business strategy in the enterprise market depends, in part, upon sales of our SMART Room Systems (SRS). We have entered into a strategic partnership with Microsoft that enables us to develop SRS using Skype for Business (formerly Lync), and to sell SRS to companies who have Skype for Business deployments. Any deterioration or change in the terms of this partnership could have a material adverse effect on the continued development and sales of SRS, both of which would negatively affect our revenue and results of operations. See “—We have entered into and rely upon a strategic partnership with Microsoft and rely upon it heavily for sale of our SMART Room System.” Furthermore, our ability to successfully grow in the enterprise market depends to a large extent upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses.

If we cannot continue to augment and develop new distributor and reseller relationships, market our brand, develop strategic alliances and innovate new technologies due to, among other things, decreased revenue from the education market, we may not be successful in our strategy to grow in the enterprise market.

We may not be successful in our strategy to monetize software and services.

We continue to work to monetize our education software and services that we previously provided for free with our hardware. We have also expanded our offering of software to integrate further disparate devices in classrooms. Successful expansion into the software market will require us to develop new distribution channels to sell our software products as well as adequate back office support and ordering systems for our software products. We will also be required to develop a sales force that is successful at selling software as well as an effective go-to-market strategy. If we cannot develop these in a sufficiently short timeframe, our strategy to monetize software may be negatively affected. Historically, the coupling of our software with hardware has been a differentiating factor for our hardware. Sales of our interactive displays could be negatively affected by our software strategy as customers now have the ability to pair our software with lower cost competitor product offerings and our interactive displays are more comparable to those offered by our competitors as a result of our products being offered without free software, updates and upgrades for the life of the product. While we believe that we have an opportunity to monetize the software and services that are currently being used, in addition to expanding our software offering and charging fees for new software, those efforts have not been sufficiently successful to offset the overall decline in the education market, and we may not be successful in our strategy to monetize software and services.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any further significant reduction in sales of these products would materially harm our business.

We generated approximately 88% of our revenue from sales of our interactive displays and integrated projectors during fiscal 2015. Our competitors have introduced attractive alternatives to our interactive displays, and we have experienced a decrease in sales as customers migrate to those alternative products. See “—We operate in a highly competitive industry.” Any significant decreases in sales of interactive displays and integrated projectors would materially harm our business.

We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.

We have seen a shift in our product mix from interactive whiteboards to interactive flat panels, and we anticipate this shift to continue. Futuresource estimates that in calendar year 2014, interactive flat panels accounted for more than one-third of all interactive displays sold worldwide. We believe this shift is primarily driven by the fact that customers prefer the high resolution and better touch, durability and usability of an interactive flat panel compared to a projector-based interactive whiteboard. Pricing of interactive flat panels has also declined, and the total cost of ownership over time of an interactive flat panel in some cases is less than that of an interactive white board and projector combination.

Sales of interactive flat panels have lower gross margin percentages than sales of interactive whiteboards. We have experienced a year-over-year decline in sales related to our core product, interactive whiteboards, and we expect this trend to continue. See “—Our sales to the education market are in decline and may continue to decline.” The shift to interactive flat panels has increased our product cost, as we are dependent upon pricing for critical components of these products that is set by third parties, and any increases in such pricing lowers our gross margin percentages.

According to Futuresource, there is a preference for interactive projectors in certain markets, including Latin America, and this technology is showing double-digit growth in worldwide sales. Sales of interactive projectors typically have lower gross margin percentages than sales of interactive whiteboards. We believe this shift is primarily driven by the lower cost of interactive projectors over competing technologies (interactive whiteboards and interactive flat panels) and the ability of these projectors to provide a larger viewing area.

We may not be able to compete successfully against our current and future competitors in the interactive flat panel and interactive projector markets as our brand is less recognized within these markets and our current market share in these markets is significantly lower than those of some of our competitors. Some of our competitors have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. In addition, product differentiation in the interactive flat panel and interactive projector markets tends to be more difficult for customers to understand, and customers may gravitate toward more recognized brand names in those markets as a result.

Our sales and operating results are difficult to predict.

The vast majority of our revenue currently comes from the sale of our hardware products, including interactive displays. As a result of the short lead times between customer order and fulfillment, our sales have been and may continue to be volatile and unpredictable. In addition, the majority of our products are produced by suppliers overseas. The combination of long lead times from our supply chain and short lead times for customer delivery makes it difficult to forecast demand for our products and manage the production, shipment and inventory levels of each product, which creates challenges in managing cash flows and budgeting expenses.

We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to resellers and end-users. We rely on forecasts, information on sales to end customers and inventory information from our channel partners to form our revenue estimates for future periods. The information and forecasts we rely upon from our channel partners are sometimes inaccurate, received infrequently or not received at all. To the extent that this information is inaccurate or unavailable, our revenue estimates for future periods may be unreliable. In addition, revenues relating to the education market are unpredictable in light of continued challenges with education funding and budgets, see “—Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, may have a material adverse effect on our revenue.”

The level and upcoming maturities of our current and future debt could have an adverse effect on our business.

We have substantial debt outstanding, and we may incur additional indebtedness in the future. As of March 31, 2015, we had $106.5 million of outstanding indebtedness.

We have two credit facilities, including a $125.0 million Term loan that matures on January 31, 2018 and bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%, and a $50.0 million asset–based loan that matures on July 31, 2017 and bears interest at LIBOR plus 2.5%. We believe our cost of capital is significantly greater than that of our competitors. Given the current market conditions, and our financial condition and results of operations, we may not be able to refinance these facilities upon their maturity, and if we are able to refinance these facilities, such refinancing may be on terms materially less favorable than our current terms.

In addition, in May 2013 we entered into a 20-year capital lease on our headquarters facility in Calgary, Canada. The annual payment obligations under the lease are CDN$5.9 million, with escalations of 8% every five years. The level of our indebtedness, amortization payments, high interest payments and substantial capital lease payments, among other things, could:

•	make it difficult for us to make scheduled payments on our debt or lease;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to grow the business and fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

A substantial portion of our debt bears interest at floating rates, and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, we may enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations, and as a result, interest rate fluctuations could have a material adverse effect on our business, financial condition or results of operations.

Our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors that could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

Our exposure to credit and collectability risks on our trade receivables is higher in certain markets and our ability to mitigate such risks may be limited. While we have procedures to monitor and limit exposure to credit risk on our trade receivables, we cannot be certain that such procedures will effectively limit our credit risk and avoid losses. See “—We are subject to risks inherent in foreign operations.”

If we are unable to manage fluctuations in cash flow, our business, financial condition and results of operations may be materially adversely affected. For example, if we are unable to manage fluctuations in our cash flows effectively, we may be unable to meet certain obligations such as interest payments on our indebtedness and lease payments, or our suppliers may impose more stringent payment terms.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products, the expansion of distribution channels and our continuing commercialization of our software require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of preferred shares or debt securities, the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We are exposed to fluctuations in the exchange rates with respect to foreign currencies that could have a material adverse effect on our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency would increase. Although we report our results in U.S. dollars, a foreign exchange loss would result from the increase in the outstanding amount of our debt, which could have a material adverse effect on our business, financial condition or results of operations.

In addition, we are exposed to fluctuations in the exchange rates with respect to foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue would decrease when translated to U.S. dollars for financial reporting purposes. If the value of any of these currencies appreciates relative to the U.S. dollar, our expenses would increase when translated to U.S. dollars for financial reporting purposes. As our products are primarily priced in U.S. dollars, devaluation of foreign currencies relative to the U.S. dollar could cause our products to become uncompetitive in certain foreign markets.

We monitor our foreign exchange exposures, and in certain circumstances we maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows primarily into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations could have a material adverse effect on our business, financial condition or results of operations.

Our business is going through a challenging period, and we have considered and may continue to consider changes to our business model. Successful implementation of these changes is uncertain.

Our business is going through a challenging period, and as a result, management has considered and may continue to consider changes to our business model. For example, we are now monetizing our education software and services, which we have been providing for free with our hardware. We have also expanded our offering of software to integrate further disparate devices in classrooms. For our enterprise segment, we have partnered with a world-leading Skype for Business services and support provider to deliver various Skype for Business service offerings. While we believe we have an opportunity to monetize the software and services that we currently offer, in addition to expanding our software offering and charging fees for new software and service offerings, our business to date has primarily been driven by the sale of our interactive displays. We are also seeing a shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors with an attendant decline in product margin percentages. See “—We face risks related to the shift in our product mix from interactive whiteboards to interactive flat panels and interactive projectors, including a decline in gross margin percentages.”

Our business model is built on developing and maintaining an effective network of third-party distributors and resellers in the markets in which we operate. This indirect model means that our sales performance is highly dependent on the efforts of our distributors and resellers in taking our changing products and strategy to market. We also need to continually educate and train our channel partners to avoid any confusion as to the desirability of new product offerings compared to our existing product offerings, and to be able to articulate and differentiate the value of new offerings over those of our competitors. If our resellers fail to take our new strategy to market successfully, it could adversely affect our business.

As a result of our strategy towards software monetization, we are developing new systems such as our Electronic Ordering Portal, or EOP, and Software Portal, or SWP. EOP allows for automated order entry and processing by capturing end-user details and providing immediate confirmation of an order. SWP enables end-users and channel partners to view and monitor their software license activations and maintenance renewal dates. These systems may fail to support our new business model adequately, which could negatively affect our business, financial condition or results of operations.

These changes to our business model may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred.

If we are unable to continually enhance our products and develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business will be harmed.

The market for interactive learning and collaboration products and services is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to, or replace our interactive displays. For example, we have recently observed significant spending on technology infrastructure by school districts in the United States whose technology budgets could otherwise have been used to purchase interactive displays. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. Due to the highly volatile and competitive nature of the industries in which we compete, we must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products. The pace at which we are innovating has increased and is expected to continue to increase. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically-skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including timely and successful product development, market acceptance, effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, development of effective distribution channels, effective management of product quality, our ability to manage distribution and production issues related to new product introductions, and our ability to achieve adequate margins. We cannot be certain that we will be able to meet these challenges successfully.

If we are unsuccessful in selling the new products we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products. Our future success is heavily dependent on new product revenue, so the failure of our new product development efforts, our inability to properly manage product transitions or to anticipate new product demand, successfully market new products or our inability to enter new markets could have a material adverse effect on our business, financial condition or results of operations.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.

Our products are highly complex and sophisticated, and from time to time they have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments have already begun, and we may be unable to correct such errors or defects in a timely manner or at all. In addition, we are currently pairing our software and hardware with competitor hardware and software, which could lead to integration issues, design defects or software bugs with our partners’ hardware and software. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products and harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital. In addition, we are rapidly developing and introducing new products, and new products may have higher rates of errors and defects than our established products. For example, our new software offerings utilize the cloud offerings of partners, and we rely on such partners for security and overall performance. We historically have provided warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, or results of operations.

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, may have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, governmental agencies, each of which depends heavily on government funding. If tax revenues of governments decrease, those governmental agencies may react to the decrease by cutting funding to those educational institutions, especially in North America and Western Europe where other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand. See “—Our sales to the education market are in decline and may continue to decline.” If our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of, or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for governmental agencies that use our products, or the introduction of new competing products, such as new or improved personal digital devices, or the introduction of new mandated educational standards, such as common core curriculum in the United States which obliges schools to divert budget dollars to improving their internet infrastructure and buying individual devices in order to administer the required national testing, could cause our current and prospective customers to reduce their purchases of our products further.

We depend upon distributors and resellers to promote and sell our products.

Substantially all our sales are made through resellers and distributors. Industry and economic conditions have the potential to weaken, and in some cases have weakened, the financial position of our resellers and distributors. Weakened resellers and distributors may no longer sell our products, or may reduce efforts to sell our products, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if circumstances surrounding the ability of our resellers and distributors to pay our accounts receivable were to result in the write-down or write-off of such receivables, it would negatively affect our operating results for the period in which they occur and could have a material adverse effect on our business and financial condition.

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively, and they may offer competing interactive display products. We therefore depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot be certain that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

•	the degree to which our resellers and distributors actively promote our products;

•	the extent to which our resellers and distributors offer and promote competitive products;

•	the quality of installation, training and other support services offered by our resellers and distributors; and

•	the ability to market and sell our software products successfully.

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

Globally, we rely on a limited number of distributors for our enterprise products and services, including WestconGroup, Inc., with whom we entered into a new distribution arrangement in 2014, and upon whom we rely primarily in North America, Australia and New Zealand. Our sales performance with respect to our enterprise products and services is highly dependent on the efforts of our distributors in serving the needs of our channel partners; our sales performance of our SMART Room System is also highly dependent on the efforts of our distributors worldwide.

If a disruption occurs with our third-party service providers for certain business functions, our business could be adversely affected.

At the end of fiscal 2015, we began transferring many of our in-house information technology functions to a single third-party service provider. While this arrangement may lower operating costs, it also reduces our direct control over our systems. If the transition does not go smoothly or this service provider fails to meet our performance expectations and standards, including its obligations with respect to data security, it could cause interruptions in our operations and could result in material harm to our business. In addition, we could face increased costs associated with finding replacement providers or hiring new team members to provide these services in-house. Our outsourced systems may also be the target of outside parties attempting to breach our security, which, if successful, could expose us to the loss of key business information and disruption of our operations. See “—Our business and operations would suffer in the event of system failures or cybersecurity attacks.”

A part of our education business is the sale of SMART amp, a cloud-based software for which we utilize third-party cloud hosting services. Problems faced by our third-party cloud hosting service providers, including technological or business-related disruptions, may adversely affect our users’ ability to efficiently and effectively receive the streaming content. In addition, natural disasters, power losses, telecommunication failures, and similar events may damage these systems and hardware or cause them to fail completely, all of which may adversely affect our business and reputation.

Our business and operations would suffer in the event of system failures or cybersecurity attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cybersecurity attacks or other sources, could disrupt our operations.

Cyber threats are constantly evolving, thereby increasing the difficulty of detecting and successfully defending against them. Like many other companies, we could be the target of attempts by unauthorized third parties to access our business-critical, proprietary and confidential information by breaching security measures that we have implemented. Unauthorized parties may attempt to breach our security measures through the actions of outside parties (e.g., hacking or malware) or employee action (e.g., error, malfeasance, or otherwise), in an attempt to obtain access to confidential information. Additionally, outside parties may attempt to fraudulently induce employees, partners or customers to disclose sensitive information in order to gain access to confidential information. Breaches of our network or data security could disrupt the security of our internal systems and business applications, impair our ability to provide services to our customers and protect the privacy of their data, result in product development delays, compromise confidential or technical business information, harming our competitive position, and result in theft or misuse of our intellectual property or other assets. Furthermore, we may be required to invest additional resources to defend against such threats.

We do not currently maintain a disaster recovery plan and no assurances can be given that we will be able to restore our operation within a sufficiently short time to avoid our business being disrupted. Any system failure or accident that causes interruptions in our operations could result in material harm to our business.

We rely on highly skilled personnel, and if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain highly skilled employees. Over the past three fiscal years, we have made significant reductions in our personnel in Canada and other countries. Competition for highly skilled management, technical, research and development, engineering and sales personnel and other employees is intense in the high-technology industry, and we may not be able to attract or retain highly qualified personnel in the future, including as a result of our recent restructuring. Also, we may not be successful in hiring qualified personnel for the new Seattle office. In addition, we have established offshore engineering and software development operations, and local events, such as natural disasters, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, may interrupt these operations.

In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel. If we are unable to attract and retain qualified personnel, or experience delays in hiring qualified personnel, particularly engineering, software development and sales personnel, our business may be harmed.

Our future success depends largely on the continued service and availability of a limited number of key personnel.

We depend to a large extent upon the continued service of key members of our senior management team. In particular, our Chief Executive Officer and our Chief Technology Officer are critical to the overall management of our company as well as the development of our technology, our culture and our strategic direction. The presidents of the respective business units are critical to the successful execution of the strategy and resulting financial performance. The loss of services of any of our key personnel could seriously harm our business. Future changes to our executive and senior management teams, including new executive hires or departures, could cause disruption to the business and have a negative effect on our operating performance, particularly while these operational areas are in transition. Competition for qualified executive and other management personnel is intense, and we may not be successful in attracting or retaining such personnel. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues.

We rely on contract manufacturers for the assembly of our products and depend on obtaining adequate supplies of quality components on a timely basis on favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited number of suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. Alternative sources are not always readily available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. We cannot ensure that product or component shortages will not occur in the future. Due to the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. If we cannot supply products due to performance failures of our contract manufacturers, a lack of components, or are unable to redesign products with other components, correct manufacturing deficiencies, or ramp up production of products to meet demand in a timely manner, our business will be significantly harmed.

We do not have written agreements with some of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot be certain that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration of the agreement, or otherwise obtain favorable pricing in the future.

We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States.

All our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. Most of these third parties are located outside of Canada and the United States. For example, we rely on contract manufacturers in China for the production of all projectors used in our interactive whiteboard solution, and we rely on contract manufacturers in Mexico, Korea and China for the final production of our completed interactive displays. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could have a material adverse effect on our business, financial condition or results of operation.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could have a material adverse effect on our business, financial condition, results of operation or our reputation.

Final assembly of our interactive display products is currently performed by contract manufacturers in Mexico, Korea and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

We currently do not regularly monitor the financial position of our suppliers or contract manufacturers. Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing our costs or by exposing us to credit risks of these suppliers or contract manufacturers or the complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner, they may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders, our business would be harmed.

We transport significant volumes of components and finished products across long distances and international borders. If transportation is disrupted for any reason, including natural disasters, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business and operating results could be materially adversely affected. Any increases in our transportation costs would increase our costs and the final prices of our products to our customers. For example, as a result of the U.S. West Coast port strike in late 2014 and early 2015, we have had to expedite our shipments or divert shipments to other ports to avoid delays. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations, and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

The emerging market for interactive learning and collaboration products and services may not develop as we expect.

The market for interactive learning and collaboration products and services is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a rapidly evolving industry, the demand for and market acceptance of these products and services are uncertain. The adoption of these products and services may not become widespread. If the market for these products and services fails to develop or develops more slowly than we anticipate, sales may decline from current levels or we may fail to achieve growth.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and services in North America and the United Kingdom has become more saturated, the growth rate of our revenue in those countries has decreased, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized products and services specifically designed for each country in which we seek to grow our sales and to sell those products and services at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. For example, our SMART amp collaborative learning software is currently available only in English, Spanish and French. If we are not able to develop, or choose not to support, customized products and services for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot be certain that we will be able to develop successfully or support customized products and services for each foreign country in which we seek to grow our sales, or that our products and services, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely affect revenue. Moreover, the economies of some of the countries in which we have sales in have in the past suffered from currency devaluation. If such events occur again, they could potentially make our products too expensive to buy and adversely affect revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates, and to the extent that broadband growth in emerging markets slows, our growth in international markets could be adversely affected.

We face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision-making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision-making process, and in some cases indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets will be adversely affected.

We are subject to risks inherent in foreign operations.

Sales outside the United States and Canada represented approximately 40% of our consolidated sales in fiscal 2015. We intend to continue to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales activities. While we have experience conducting business outside the United States and Canada, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivables, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulties in managing a geographically dispersed workforce in compliance with diverse local laws and customs, political unrest and currency fluctuations, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex and costly. We cannot be certain that risks inherent in our foreign operations will not have a material adverse effect on our business. See “—We face significant challenges growing our sales in foreign markets.”

We may not be able to manage our systems, procedures and controls as a result of rapid changes to our business model.

Our current and planned systems, procedures and controls may not be adequate to support our future operations or keep up with the changes to our business model. To manage any significant growth of our operations, we will need to evolve and improve our operational and financial systems, procedures and controls, and may need to obtain additional systems. For example, as a result of changing our business model to emphasize software monetization, we are developing new systems such as our EOP and SWP. We may not be able to successfully integrate further operational and financial systems we may require in the future. We rely heavily on contract personnel for the implementation and upgrade of systems, and there is a risk that there will not be an effective transfer of knowledge within our company.

If our internal controls and accounting processes are insufficient, we may not prevent and detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which has and will continue to result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative effect on the market price of our Common Shares. We are devoting, and expect to devote, significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of United States Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over our financial reporting or our independent auditors are unable to provide us with an unqualified report as and when required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares.

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period, and our stock price has declined since our initial public offering in July 2010 (the “IPO”). In fiscal 2012 through 2015, we announced restructuring plans aimed at improving operating efficiencies through a worldwide reduction in workforce and streamlining of corporate support functions. Our current restructuring plans could have a material adverse effect on our results of operations. In addition, management may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, contract and lease termination costs, consulting fees, and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges could have a material adverse effect on our business, financial condition or results of operation.

We may not be able to protect our trademarks, including our “SMART” brand, and any failure to protect our trademarks would likely harm our business.

We regard our “SMART” brand as a valuable asset and believe that continuing to strengthen its recognition is important to achieving widespread acceptance of our products and services. We currently use “SMART” in the branding of many of our products: SMART Board, SMART amp, SMART Ink, SMART Meeting Pro, SMART Table and SMART Notebook. If our brand is not promoted, protected and maintained, our business could be harmed. Because our intent is to spend substantially less in the future on advertising, marketing, trademark enforcement and other efforts, we intend to rely on our reseller network to create and maintain this asset for us.

Trademark protection is territorial, and our ability to expand our business, including for example by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties.

Some jurisdictions have taken the view that the term ‘smart’ is descriptive (i.e. it literally describes the good or service), so a ‘smart board’ or ‘smart table’ is a descriptive term and thus not capable of being registered and protected. Consequently, we have been unable to obtain, and may have difficulty enforcing, some of our trademark rights in these jurisdictions. This also means our ability to prevent our competitors from referring to their products using terms that are confusingly similar to those we use when referring to our products is adversely affected. In addition, there is a risk that our trademark will become generic. Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. The more people who generally refer to interactive displays as ‘smart boards’, or if the SMART name otherwise becomes a generic term, the more difficult it will be for us to prevent its use by competitors.

We are aware of situations in which our competitors have described their product generally as a ‘smart board’. While we make efforts to defend against such dilution of our trademarks, we cannot be certain that we will be successful in protecting this asset.

The unlicensed use of our trademarks by third parties, or use that does not respect our trademarks (e.g. using the term ‘smart board’ to describe a product category) will harm our reputation, impair such trademarks and adversely affect the strength, value and goodwill of our brand in the marketplace.

We have entered into, and may continue to enter into, strategic partnerships with third parties.

We have entered into, and may continue to enter into, strategic partnerships with third parties to gain access to new and innovative technologies and markets. Our partners are often large established companies. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic partnerships, particularly those with large established companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect our results of operations.

We have entered into a strategic partnership with Microsoft and rely upon it heavily for sales of our SMART Room System.

We rely heavily on our partnership with Microsoft with respect to the development and sales of SRS. We have entered into a strategic partnership with Microsoft, which enables us to develop SRS using Skype for Business (formerly Lync) and to sell SRS to companies that have Skype for Business deployments. Sales of SRS are highly dependent on the success and continuation of that strategic partnership. Recently, Microsoft introduced Surface Hub, a Windows-based interactive flat panel display product that will likely compete for market share with SRS. In fiscal 2015, approximately 23% of our sales in the enterprise market were sales of SRS. Any termination, deterioration, or change in the terms of our partnership with Microsoft, or the introduction of competing products by Microsoft such as Surface Hub, could have a material adverse effect on the continued development and sales of SRS, both of which would negatively affect our revenue and results of operations. See ”—We may not be successful in our strategy to grow in the enterprise market.”

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products could be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and would therefore likely have a material adverse effect on our business.

Our use of open source software could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, United States and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could, for example, be required to distribute our proprietary code free of charge, to re-engineer our products, or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. Any requirement that we take any of the foregoing actions could adversely affect our business, financial condition and results of operations.

We also use and incorporate certain third-party software, technologies and proprietary rights into our software products, and may need to utilize additional third-party software, technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our software products. These delays, if they occur, could have a material adverse effect on our business, financial condition and results of operations. If we are unable to redesign our software products to function without this third-party technology, or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

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

The process of integrating any acquired business may result in unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

•	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

•	the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not properly implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, distributors/resellers and end-users onto our existing platforms; and

•	liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time expected. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in Canada, the United States and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications, and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-examined, held invalid or unenforceable or circumvented, and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon, and thereafter the underlying technology of such patents can be used by any third party, including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and pending patent applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot be certain that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues, and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability, and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot be certain that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “—We may not be able to protect our trademarks, including our “SMART” brand, and any failure to protect our trademarks would likely harm our business.”

In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors, resellers and others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

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

We cannot be certain that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

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

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods than we can.

Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and resellers of our products;

•	adversely affect our reputation;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person, or if we are found liable in respect of any other related claim, then in addition to being liable for potentially substantial damages we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot be certain that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We may be subject to litigation claims that might be costly to resolve and, if resolved adversely, may harm our operating results or financial condition.

We may be a party to lawsuits in the normal course of our business. The results of, and costs associated with, complex litigation matters are difficult to predict, and the uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition, and reputation. Negative developments with respect to pending lawsuits could cause our stock price to decline, and an unfavorable resolution of any particular lawsuit could have an adverse effect on our business and results of operations. In addition, we may become involved in regulatory investigations or other governmental or private legal proceedings, which could be distracting, expensive and time consuming for us, and if public, may also cause the price of our Common Shares to be negatively affected. We expect that the number and significance of claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products, either directly against us or against our customers, will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements or pay amounts to third parties pursuant to contractual indemnity provisions. Royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. In addition, we expect that we may face legal proceedings for matters unrelated to intellectual property.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far-reaching and complex export control laws and regulations in the United States, Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us, including significant fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity. Western countries could also impose economic sanctions on certain countries that may disrupt, reduce or entirely prohibit our sales in those countries.

Our worldwide operations subject us to income taxation in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for income taxes. That determination is ultimately an estimate, and accordingly, we cannot be certain that our historical income tax provisions and accruals will be adequate.

We are subject to income taxation in Canada, the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot be certain that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, our results of operations and financial condition could be materially adversely affected.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross-border transactions between related parties, and in particular related-party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related-party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment must be exercised by management in setting related-party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms, and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses.

As required by the United States Securities and Exchange Commission (“SEC”) reporting and disclosure directives under the Dodd-Frank Wall Street Reform and Consumer Protection Act, companies such as ours must annually disclose the use of “conflict” minerals in our products (specifically, tantalum, tin, tungsten and gold) and make reasonable inquiries as to whether these minerals are sourced from the Democratic Republic of the Congo and adjoining countries (the “covered countries”). Although our suppliers have been responsive and greater numbers of smelters in covered countries are being declared “conflict-free”, there can be no guarantee that we will be able to gather and verify all of the information required. If it is determined that we are using other than conflict-free minerals, we will have to consider changing the source used in the manufacture of our products in order to be consistent with our stated policy, even if the costs for acceptable minerals or alternatives significantly increase and availability is limited. We may also face reputational challenges if we discover that we or our suppliers have used minerals that are not conflict-free. Also, since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins for all minerals used in our products through the procedures we may implement. We may also encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free before we are able to do so.

The wind-down of NextWindow operations may have a material adverse effect on our business.

We are currently taking action to exit the optical touch sensor business for desktop and large format displays, which has necessitated the winding down of the operations of our NextWindow subsidiary. We may face potential liability from customers, suppliers, departed employees or other parties in connection with the wind-down. The wind-down may negatively affect future operating results, including changes in our supply chain for optical sensor technology, decreased revenue and an increase in non-cash asset write-downs. If we are not able to secure an effective and efficient supply chain for optical sensors going forward, we may face disruptions in our operations that may have a material adverse effect on our business. In addition, if a liquidator is appointed before the wind-down is complete, which could occur if we are unable to reach negotiated settlements with our suppliers and customers, we could lose control over the process and incur unexpected cash costs as a result.

Capital Structure Risks

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Common Shares, or the perception that those sales may occur, could adversely affect the market price of our Common Shares and impede our ability to raise capital through the issuance of equity securities. As of March 31, 2015, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company, IFF, Apax Partners and Intel collectively own 68% of our outstanding Common Shares. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such Shareholders in future offerings by us.

The concentration of voting power and control with our co-founders, Intel and Apax Partners may limit Shareholders’ ability to influence corporate matters, including takeovers.

As of March 31, 2015, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company IFF, beneficially own approximately 22.5% of our outstanding Common Shares, Apax Partners beneficially owns approximately 30.8% of our outstanding Common Shares, and Intel beneficially owns approximately 14.3% of our outstanding Common Shares. As a result, these Shareholders collectively have the power to control our affairs and policies, including making decisions relating to entering into mergers, sales of substantially all of our assets and other extraordinary transactions, as well as election of directors, appointment of members of our management, and making decisions with respect to our corporate and management policies, issuing shares, declaring dividends and other decisions, and they may have an interest in our doing so. Their interests could conflict with other Shareholders’ interests in material respects.

This concentrated control may provide these Shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Common Shares, and because any two of IFF, Apax Partners and Intel collectively own more than one-third of the Common Shares, any two of such Shareholders will collectively have the ability to prevent such transactions. The concentration of voting power may limit Shareholders’ ability to influence corporate matters and, as a result, we may take actions that Shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Common Shares. As a result, the market price of our Common Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of other companies or entities also owe fiduciary duties or other obligations to such other companies or entities and, in the case of our directors who are affiliated with managers or sponsors of investment funds, to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies, entities or investors. Such conflicts may be particularly acute in situations where we do business or have other contractual commitments or arrangements with such other companies or business entities.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The market price of our Common Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Common Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Common Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	variations in our operating performance compared to our forecasts or market expectations;

•	actual or anticipated fluctuations in our quarterly or annual operating results, which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and resellers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy, including our plans to grow sales in the enterprise market and our plan to monetize software;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or resellers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

•	the ability of our customers, distributors and resellers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, reseller, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in interest rates or foreign exchange rates;

•	changes in our financing and capital structures;

•	the uncertainties inherent in our accounting estimates and assumptions and the effect of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

The change in accounting estimate related to deferred revenue in fiscal 2014 significantly increased our revenue and gross margin for the third and fourth quarters of fiscal 2014 and throughout fiscal 2015. This change to our financial results may cause volatility in the value of our shares by increasing expectations when it is in place and creating disappointment among Shareholders when it is removed in the first quarter of fiscal 2016.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. Litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada, and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States., or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our Shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States, and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of Shareholders not later than 15 months after holding the last preceding annual meeting. Our most recent annual general and special meeting of Shareholders was held on August 7, 2014. In addition, our officers, directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Common Shares.

We have never declared or paid any cash dividend on our Common Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Common Shares.

Future sales or issuances of our Common Shares or instruments convertible into Common Shares could lower our share price and dilute Shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Common Shares in subsequent offerings. We may also issue additional Common Shares to finance future acquisitions. We cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on their market price. Sales or issuances of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares. With any additional sale or issuance of Common Shares, Shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us. If we cannot attract these analysts to cover us and publish reports on the Company regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Common Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our Shareholders in the United States. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders, even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we have been or currently are a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Common Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Common Shares if we are considered to be a PFIC.

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

On July 20, 2010, we completed our IPO.

In the third quarter of fiscal 2014, we took action to exit the optical touch sensor business for electronic displays. The exit aligns with the Company’s strategy of focusing on large format displays and innovative software for Education and Enterprise customers. Our market departure has necessitated the winding down of our NextWindow subsidiaries’ operations. We expect the wind-down to be completed during fiscal 2016.

On April 17, 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares, which were entitled to multiple votes per share, and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares.

Our capital expenditures, excluding acquisitions, totaled $6.7 million, $11.4 million and $19.3 million for fiscal 2015, 2014 and 2013, respectively. Our capital expenditures were primarily related to investments in information systems, tooling and manufacturing equipment. For further information regarding capital expenditures, see Note 5 to our consolidated financial statements included in Item 18 of this annual report.

Our principal executive and registered office is located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1, and our telephone number at that address is 1-888-427-6278.

B. Business Overview

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include interactive large-format displays, collaboration software and services that enable highly interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use. We introduced the world’s first interactive whiteboard in 1991, and we remain the global leader in the interactive display market with over 3.1 million interactive displays shipped to date. Our focus is on developing a variety of easy-to-use solutions that combine interactive displays with robust software solutions in order to free people from their desks and computer screens, making collaboration and learning digitally more natural and engaging. We sell our solutions to schools and enterprises globally. In the education market, our solutions have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 69 million students and teachers based on an assumed average classroom size of 24 students. In the enterprise market, our solutions improve the way people work and collaborate, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture board, LightRaise interactive projectors, the SMART Table interactive learning center and the SMART Podium. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. We augment our interactive displays with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

The dynamic of the education market for interactive displays varies on a geographical basis. In North America and Western Europe, other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand, which is only beginning to be offset by an early-stage replacement and upgrade cycle. Education customers have begun transitioning from interactive whiteboards to interactive flat panels due to the superior user experience, driven by better touch, higher image quality, durability and usability, and the fact that the total cost of ownership over time is less than that of an interactive whiteboard and projector combination. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and an increasing focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

With the increasing utilization of mobile devices and digital content, technology in classrooms is evolving, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies and devices without significant cost and complexity. SMART has an opportunity to provide hardware and software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in interactive display hardware and software when they occur. SMART amp is our cloud-based software-as-a-service solution for the education market that connects any digital device, including interactive displays, PCs, laptops, tablets, or smart phones, thus enabling teachers and students to collaborate in real time through in-class assessment, connect to share digital work spaces, and interact with web-based learning materials, regardless of location or device. The hosting of the software in the cloud eliminates costs associated with supporting numerous proprietary operating systems and applications. Since we began monetizing our software offerings in April 2014, SMART Notebook our industry-leading software that we offer with our interactive displays, and SMART Notebook Advantage, our maintenance and upgrades offering, have begun building a high-margin recurring revenue stream. The total addressable market for SMART Notebook Advantage is large, given that we have seen more than 6.5 million downloads of updated versions of SMART Notebook since the launch of Notebook 11 in April 2012.

For enterprise market customers, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. Our core solutions for enterprise customers also include the SMART Room System for Microsoft Skype for Business®, our purpose-built solution that brings Microsoft Skype for Business into the meeting room, and interactive flat panels with our proprietary SMART Meeting Pro software, which offers best-in-class whiteboarding, inking on any format and collaborative sharing of large amounts of complex data, allowing knowledge workers to mark-up and save on any content, on any device, from any location. The proportion of our sales generated from our enterprise solutions is growing, and we believe the market opportunity for our enterprise solutions is significant. However, we are in the early stages of the product adoption curve.

In addition to our traditional collaboration solutions, in the fall of 2014 we launched kapp—a revolutionary new product that we believe will disrupt the market for traditional dry-erase boards. It provides the ability to digitally capture, save and share dry-erase marker ink—a true walk-up-and-use collaboration experience, with no IT involvement required. In May 2015 we announced kapp iQ, which combines the simplicity of kapp’s “walk up and use” white boarding with an added multi-way, multi-device collaborative experience.

With innovative solutions and technology leadership, a large installed base in education and an extensive and growing distribution network, we believe that we are well-positioned to capitalize on the technology trends in the education and enterprise markets.

Products and Solutions

We are a leading provider of technology solutions that facilitate and improve collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. We deliver an integrated solution of hardware, software and services designed for superior performance and ease of use. We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. We generated approximately 88% of our revenue from sales of our interactive displays and integrated projectors during fiscal 2015, and 79% during fiscal 2014 and 2013. In addition to our traditional collaboration solutions business, in the Fall of 2014 we launched kapp—a revolutionary new product that is expected to disrupt the market for traditional dry-erase boards—providing the ability to digitally capture, save and share dry-erase marker ink—a true walk-up-and-use collaboration experience, with no IT involvement required. In May 2015 we announced kapp iQ, which combines the simplicity of kapp’s “walk up and use” white boarding with an added multi-way, multi-device collaborative experience.

Our collaborative-solution products provide the following benefits:

•	Enhanced collaboration. Our products bring people and their ideas together through the use of a common visual workspace, whether they are in the same room or in different locations. Our software is designed specifically for touch and facilitates the communication of educational material, the development of ideas and visual-based decision making. The outcomes of these learning and collaboration efforts are recordable so they can be easily saved and distributed.

•	Complete solution. The combination of our hardware, software and services creates an industry-leading user experience. A key contributor to the value and user experience of an interactive display is the software used with the display. To fully benefit from the hardware, software must provide the ability to annotate over digital content, the ability to capture digital ink as content is created from scratch, and the ability for users or multiple users to work with content (e.g. select, pan, move, zoom, etc.). Additional value is derived when software enables screen sharing within rooms or over distance and/or allows users to interact with content and touch content from remote displays. For education customers, our Notebook software enables educators to create and record lesson content using our extensive gallery of educational material as well as our SMART Exchange, which contains over 60,000 pieces of educational content, the majority of which is free to access and download. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone, while enabling teachers and students to collaborate in real time through in-class assessment, connect to share digital work spaces, and interact with Web-based learning materials, regardless of location or device. For enterprise customers, our Meeting Pro software creates the capability to use the interactive display as an interactive focal point in meetings by either using the functionality within Meeting Pro or using this software in conjunction with third-party software. When using our hardware and software products, the responsiveness and accuracy of the touch experience, in conjunction with our inking software, creates a digitized experience that is exceptionally intuitive. Our SMART Room System for Microsoft Skype for Business offers a turnkey solution for meeting rooms that simplifies the collaboration experience for both virtual and face-to-face participants and provides seamless online collaboration through sharing of real-time video, voice and data.

•	Integrated design. Our products can be integrated with other SMART products as well as third-party hardware and software to provide flexible and diverse interactive display tools.

Relative to our traditional collaboration solutions, kapp addresses the market from the bottom up—with simplicity as its key differentiator. It is an alternative to dry-erase whiteboards, with no IT or training required. The kapp digital capture board, once paired with the kapp app, can simply be hung on a wall, plugged in, and used immediately. Together, the digital capture board and the app enable users to capture, save and share contents in real time.

SMART in Education

SMART collaborative learning solutions are easy to adopt, use, integrate and implement. They combine collaboration software with a comprehensive line of interactive displays, software and services. Together, they provide flexible solutions that can enhance learning for every style of learner in a variety of learning environments.

Our SMART Notebook software is a widely used collaborative learning software, with over 6.5 million downloads by users around the globe. SMART Notebook brings learning to life, allowing teachers to create high-impact lessons, access high-quality education content and engage students with unique interactive learning. SMART Notebook is also available on other interactive hardware to create a standardized learning platform across schools or districts. SMART Notebook site licenses enable easy administration and standardization. SMART Notebook Advantage software maintenance provides on-going upgrades, updates and support.

SMART amp is our cloud-based student-centered collaborative learning platform ideal for device-enabled personalized learning environments in K-12. SMART amp provides educators with a digital learning platform that works with any operating system and mobile device, providing flexibility in hardware choices over time.

Our core products for the education market include:

Hardware

•	SMART Board interactive flat panels. Combines the touch capabilities of a SMART Board interactive whiteboard with the crisp high-definition visuals of flat-panel technology. While performing all the same tasks as interactive whiteboards, interactive flat panels deliver a superior user experience.

•	SMART kapp digital capture board. A modern, sleek replacement for traditional dry erase boards and flipcharts that is easy to use and offers a leap in functionality. Lets users capture information in high-quality formats so that it can be shared electronically on any mobile device.

•	SMART Board interactive whiteboards. A large, touch-enabled interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. Lets users deliver dynamic lessons, write notes in digital ink and save their work, all with the simple touch of a finger.

•	LightRaise interactive projectors. Includes both pen-only and pen- and touch-enabled, ultra-short-throw projectors that can turn nearly any surface into an interactive learning space.

•	SMART Podium. A display that enables presenters to project their work on a large screen and interact with the material.

•	SMART Table interactive learning center. A multitouch, multiuser interactive learning center that allows groups of early education students to work simultaneously on one surface.

•	SMART Document Camera. A portable device that offers teachers a convenient way to display and explore images of objects, including 3D content, without losing the momentum of the lesson.

Software

•	SMART Notebook collaborative learning software. Easy-to-use software that enables teachers to create, deliver and manage interactive lessons with a single application.

•	SMART Notebook Advantage software maintenance plan. An annual paid subscription program for customers that covers upgrades, add-ons and technical support for SMART Notebook software.

•	SMART amp collaborative learning software. An annual paid subscription web-based software that is accessible from virtually any internet-enabled device and eliminates deployment costs associated with operating, upgrading or supporting numerous proprietary operating systems.

•	SMART Exchange. An online community with over 60,000 resources for educators, including standards-correlated digital lessons, assessment files, interactive widgets, copyright-cleared content and add-ons for our SMART Notebook software.

SMART in Enterprise

We offer a full range of visual collaboration solutions, consisting of intuitive software combined with touch-sensitive interactive displays, remote conferencing capabilities, interoperability and comprehensive services to increase engagement and foster effective teamwork.

SMART Meeting Pro is the room-based collaborative software sold with our interactive displays. It features an unlimited digital whiteboard consistent and high-quality digital ink, and enables users to navigate through content and programs. It can be used with Bridgit to add basic audio and video connectivity and data sharing, or can work with third-party unified communications and collaboration offerings such as Microsoft Skype for Business.

Our enterprise collaborative solutions bring together five key components:

•	Powerful collaboration software. Intuitive software that makes it easy to share information, capture ideas and determine next steps. Our software features virtually unlimited digital whiteboard space, the ability to write notes over any application, options for saving work and integration with Microsoft Exchange.

•	Intuitive interactive displays. By combining interactivity and sleek design with the simplicity of familiar meeting-room tools, our displays can help business teams transform virtually any space into an active collaboration setting.

•	Dispersed collaboration options. Our solutions make it easy to connect with dispersed teams and individuals around the world. From Bridgit conferencing software to interoperability with the remote-connectivity products businesses already use (such as Microsoft Skype for Business), our solutions enable colleagues and customers to participate fully in collaboration sessions from virtually anywhere.

•	Comprehensive services. Our support, and software maintenance services are designed to ensure that visual collaboration solutions are implemented successfully and continue operating at peak performance, giving business teams the ability to work to their full potential.

•	Industry compatibility. Visual collaboration solutions are integrated with Microsoft Office and support a growing list of industry-specific software products, adding the natural experience of touch interfaces and digital ink to the applications businesses use every day.

Our core products for the enterprise market include our SMART Board interactive flat panels and whiteboards discussed above, along with:

Hardware

•	kapp digital capture board. kapp is a modern, sleek replacement for traditional dry erase boards and flipcharts that is easy to use and offers a leap in functionality. Users can capture info in high-quality formats, so it can be shared electronically on any mobile device.

•	SMART Room System for Microsoft Skype for Business. This is a turnkey solution for Microsoft Skype for Business meeting rooms that provides seamless collaboration through sharing of real-time voice, video and data. This system features the following hardware components created by SMART: 55”, 70” or 84” interactive display; dual displays; ultra-wide-angle high definition camera; echo-cancelling microphone and speakers; customized wall stand and cable-routing system; and desktop control module.

Software

•	SMART Meeting Pro software. Enables users to make notes over any available application and capture ideas easily into virtually unlimited interactive whiteboard space.

•	Bridgit conferencing software. Allows businesses to share screens, voice, video and data with remote participants.

New Products

Our portfolio of products has expanded over the past year to include several new products, including the SMART Board 4000 Value and 6000 Series interactive flat panels, the SMART Board M680 and the SMART Notebook 2015 for the education market; the SMART Board 8000 series interactive flat panels and the SMART Support Services Portfolio for the enterprise market; and the revolutionary kapp 42” and 84” digital capture boards and the kapp Premium Services for both markets.

Principal Markets

For a detailed breakdown of total revenue by business segment, see “—Revenue” in the section of this annual report entitled “Operating Results.”

The Education Market

The education market has historically been the most receptive to adopting interactive display solutions, most notably interactive whiteboards. In calendar 2014, we had a 37% category share worldwide, excluding China and Turkey, and a 51% share in the Americas in the interactive display market, more than 20 points higher than our nearest competitor. We believe this success is a result of the benefits that our collaborative learning solutions provide to teachers, students and administrators, which include the following:

•	Fully integrated products comprising software, hardware and accessories;

•	Proprietary touch technology that can facilitate multitouch interaction and enable one or more students to collaborate using a pen, finger or other objects (especially useful in early education or for making learning environments more accessible);

•	The ability to easily save, share and access digital lessons from anywhere using a web-based version of our SMART Notebook software;

•	A family of interactive display hardware options at a wide variety of price points;

•	Products to support students who are in remote locations;

•	Tools and resources to assist teachers in moving easily between a variety of activities and learning environments, creating more compelling lessons for students with a variety of learning styles; and

•	An online community containing over 60,000 resources where teachers can share their best content and practices, thus decreasing the demand on teacher planning and preparation time.

The market for interactive displays exhibits varying dynamics on a geographical basis. In North America, education funding allocations (i.e. on infrastructure), high classroom penetration rates, and the proliferation of tablets has led to a recent decline in interactive display demand. While interactive whiteboard sales will likely continue to decline in North America, we see early signs of a replacement market based on significantly lower prices now available on interactive flat panels. Markets adopting interactive white boards ahead of North America (e.g. UK, Netherlands) are now seeing stabilization and growth driven by interactive flat panels. We expect North America to follow a similar pattern, although the timing of the replacement cycle is not known. We believe that the opportunity for interactive displays overall (interactive whiteboards, flat panels and projectors) in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Futuresource estimates that there are approximately 40 million teaching spaces in the world, with a global interactive display penetration rate of only 20% as of December 31, 2014. In addition, Futuresource estimates that most large countries in Europe, Asia and Latin America currently have far lower penetration rates of interactive displays in classrooms than in mature markets such as the United States (60%) and the United Kingdom, which is fully penetrated. We believe that these markets represent opportunities for future growth, because even in the United Kingdom, which has the highest interactive whiteboard penetration rate in the world, we are seeing evidence of a replacement cycle beginning, which we anticipate could bring stability to the market. We believe we are well positioned to capture replacement and upgrade cycles in interactive display hardware when they occur in the education market.

Educators and administrators are faced with the challenge of updating, monitoring and integrating different technologies and content for student use across a range of devices, including tablets, computers, mobile phones and their differing platforms. Recent investments in tablets and infrastructure have caused a portion of education budgets to be redirected away from spending on interactive displays. However, this has created new opportunities for education technology providers. With a large and loyal user base, we are well positioned to expand and monetize our software and service offerings. SMART amp is our universal software solution for education that connects any interactive display, PC, laptop, tablet, or smart phone. Regardless of location or device, SMART amp enables teachers and students to collaborate in real time through in-class assessment, to connect to shared digital work spaces, and to interact with Web-based learning materials. This combined with our SMART Notebook software and SMART Exchange offers classrooms a complete collaborative learning experience.

The Enterprise Market

The enterprise market for interactive displays, meeting-room solutions and software represents an attractive growth opportunity for us because of the desire of companies to improve the quality of collaboration, to enable a more effective and productive workforce, and to reduce the time and costs of travel. In meeting rooms, our solutions help achieve the following:

•	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

•	Reduce the difficulty and time commitment of online conferencing by providing users with a simple intelligent conferencing solution that can begin a meeting with a single click of a button;

•	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization;

•	Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking;

•	Allow users to create and enhance collaboration files anytime, anywhere, to keep projects running on time, on quality, and on margin;

•	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building; and

•	Enable participants to access and annotate digital files and use applications in real time.

Geographic Markets

For a detailed breakdown of total revenue by geographic location, see “—Revenue” in the section of this annual report entitled “Operating Results.”

Seasonality

Our revenues tend to be higher in the first and second quarters of our fiscal year, when educators and administrators in North America are outfitting their classrooms prior to the start of the school year.

Production

All of our components and finished products are manufactured or assembled, in whole or in part, by a limited number of third parties. Most of these third parties are located outside Canada and the United States. Final assembly of our interactive display products is currently performed by contract manufacturers in Mexico, China, and Korea.

For our hardware products, our involvement in the design process for products manufactured by third parties varies. For certain products, we control the entire design process internally and then outsource manufacturing and assembly in order to achieve lower production costs or build products in specific regions. For other products we work with original equipment manufacturers and original design manufacturers during the design process to create the product and then introduce it into production, typically using their production processes.

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

Sales and Distribution

We have distinct sales and distribution models for our education and enterprise products.

For our education products in the United States and Canada, we use a one-tier structure that currently includes approximately 180 resellers. We sell our products and solutions to these resellers, who then resell them directly to end users. Under rare circumstances, we occasionally sell directly to end users. In the rest of the world, we use a two-tiered system, selling through approximately 80 distributors. These distributors primarily sell our products and solutions to resellers, who in turn sell them to end users, but the distributors also sell them directly to end users.

For our enterprise products, we use a distributor model with Westcon Group North America, Inc. and Westcon Canada Systems Inc. serving as our distributors in the United States and Canada, respectively. Our transition from selling direct to resellers to selling through these distributors provided SMART with an opportunity to access Westcon’s established reseller channel in North America. Outside North America, we continue to rely primarily on the distributor network used by education, but we recently added Westcon European Operations Limited to expand our channel specific to enterprise sales in some regions of Europe.

In addition to our traditional solution-selling value added distributors and resellers, we have recently expanded our channel in North America, the United Kingdom and Europe to include distributors focused on kapp.

For fiscal 2015, the largest 50 resellers and distributors accounted for approximately 80% of our global revenue, and no individual reseller accounted for more than 20% of our revenue.

Intellectual Property

Our commercial success depends to a significant degree on our ability to develop new or improved technologies and products, and to obtain patents, or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patent and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the United States and other countries.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights.

To protect our inventions broadly, we have in-house intellectual property engineers and also consult with outside patent attorneys who interact with employees, review invention disclosures and prepare patent applications on a broad array of core technologies and competencies. As a result, we own rights to an array of patented and patent-pending technologies relating to interactive displays and collaboration solutions technology.

It is our general practice to enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of our proprietary information. In addition, we generally enter into agreements with employees that include an assignment to us of all intellectual property developed in the course of their employment.

We also enter into various types of licensing agreements related to technology and intellectual property rights. We enter into agreements to obtain rights that may be necessary to produce and sell our products and we also license our technology and intellectual property to third parties through various licensing agreements.

We actively attempt to protect, maintain and enforce our intellectual property rights as we determine appropriate, and have initiated litigation against companies that we believe have infringed or violated our intellectual property rights.

Competition

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter our markets. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Panasonic Corporation, and LG Electronics Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Cisco Systems, Inc., Polycom, Inc., Crestron Electronics, Inc., Hitachi Ltd., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively affected by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, DisplayNote Technologies, Mimio LLC and Blackboard Inc. that provide software offerings with similar features to our software products. For a discussion of risks relating to competition, see the section of this annual report entitled “Risk Factors—Risks Related to Our Business”.

Our Competitive Strengths

Established Global Category Leader with Premier Brand. We are the global leader in the interactive display product category and we believe we offer the most complete and integrated line of interactive display solutions for the education and enterprise markets. We have over 20 years of research and development behind our solutions portfolio, having introduced the world’s first interactive whiteboard in 1991. We believe that we are the most recognized brand name in the interactive display product category. In calendar 2014, our share of the category was 54% in the Americas and 40% worldwide, excluding China and Turkey, according to Futuresource.

Large and Loyal User Base. Based on our current installed base in primary and secondary education and an assumed average classroom size of 24 students, we estimate that over 69 million students and their teachers currently use SMART Board interactive displays and other SMART products and solutions worldwide. We believe that our users are loyal to our products and solutions because of the quality of their user experience, their familiarity and comfort with our products, the capabilities of our Notebook collaborative learning software and the access they have to SMART Exchange, which contains over 60,000 individual learning resources. This brand loyalty from consumers will help to drive adoption of our new product offerings and assist us in capturing future replacement sales or upgrades to interactive flat panels.

Portfolio of Innovative Solutions. We have developed multiple generations of proprietary optical-touch products and associated software solutions. Our commitment to innovation and technological advancement has resulted in 150 patents issued in the United States, 225 patents issued in other countries and approximately 156 patent applications pending worldwide as of March 31, 2015. Our products are intuitive, easy to use and seamlessly integrate with our complementary products and the products of many third parties. Over the past twelve months we have announced several new products, including the SMART Board 4000 Value and 6000 Series interactive flat panels; the SMART Board M680 and the SMART Notebook 2015 for the education market; the SMART Board 8000 Series interactive flat panels and the SMART Support Services Portfolio for the enterprise market; and the revolutionary kapp 42” and 84” digital capture boards as well as the kapp Premium Services for both markets.

Large and Growing Ecosystem. As a result of our category-leading position in interactive displays and our broad user base in the education market, many end users and professional content developers work with SMART Notebook collaborative learning software to develop content for education, such as lessons with integrated multimedia. This content can be freely shared through the SMART Exchange, our content-sharing website, where we also sell premium content that has been developed by professional third parties. In the enterprise market, we have formed alliances with enterprise market leaders and have enabled integration with widely adopted unified communication and collaboration solutions, such as Microsoft Skype for Business.

Well-established Global Distribution Network. We have spent over 20 years building our global network of approximately 260 direct distributors and resellers. Our distributor network continues to grow as we add specialized and knowledgeable distributors and resellers for the enterprise market. We believe that our strong global network of knowledgeable distributors and resellers is a critical competitive advantage as we seek to increase our revenue generated outside North America and the United Kingdom. In addition to our traditional solution-selling value added distributors and resellers, we have recently expanded our channel in North America, the United Kingdom and Europe to include volume distributors and resellers focused on kapp.

Governmental Regulations

The Company is subject to laws and regulations enforced by various regulatory agencies such as the U.S. Consumer Product Safety Commission and the U.S. Environmental Protection Agency. For a detailed description of the material effects of government regulations on the Company’s business, see “If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance”, “Customer demands and new regulations related to conflict-free minerals may force us to incur additional expenses” and “We are subject to risks inherent in foreign operations” in the section of this annual report entitled “Risk Factors—Risks Related to Our Business.”

C. Organizational Structure

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries, all of which are wholly owned, directly or indirectly, by SMART Technologies ULC.

Material subsidiaries of the Company include the following:

Name of Subsidiary	Ownership	Jurisdiction of Incorporation or Organization
SMART Technologies ULC	Direct	Alberta, Canada
SMART Technologies Corporation	Indirect	Delaware, United States
SMART Technologies (Seattle) Inc.	Indirect	California, United States

D. Property, Plant and Equipment

At March 31, 2015, we leased our 205,000 square-foot global headquarters building in Calgary, Alberta, Canada, where administrative functions, product development and software development activities are carried out.

At March 31, 2015, we leased a 31,952 square-foot building in Seattle, Washington, United States, where product development and software development activities are carried out.

In March 2014 we announced that we intended to exit our leased Ottawa facility effective August 31, 2014. Commensurate with negotiating the early termination of our lease, we had no further commitments with regard to the facility effective August 31, 2014. We no longer have a business location in Ottawa.

We also lease additional smaller facilities in North America and globally.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Revenue

The following table shows the revenue and Adjusted Revenue by reportable segments for each of the last two years. Effective in fiscal 2015 the Company moved to a new organizational structure with three reportable segments, compared to fiscal 2013 and 2014 where the Company reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information for these segments is not available for fiscal 2013. For more information about changes in our segment reporting and the financial results and performances of each of our segments, please see “—Restructuring Costs” and Note 16 to our audited consolidated financial statements.

	2015	Change	2014	Change	2013
Revenue by segment
Education	$395.2	(10.1)%	$439.7	N/A	N/A
Enterprise	91.5	(2.7)%	94.0	N/A	N/A
NextWindow	6.2	(88.8)%	55.5	N/A	N/A

	$492.9	(16.3)%	$589.2	(0.0)%	$589.4

Adjusted Revenue(1) by segment
Education	$334.6	(18.4)%	$409.8	N/A	N/A
Enterprise	90.5	(2.7)%	93.1	N/A	N/A
NextWindow	6.2	(88.8)%	55.5	N/A	N/A

	$431.3	(22.8)%	$558.4	(5.2)%	$588.9

(1)	This is a non-GAAP measure. See “—Use of Non-GAAP Financial Measures”.

Total revenue decreased by $96 million in fiscal 2015 compared to fiscal 2014. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and effectively the revenue deferral period, for previously sold software. This change in accounting estimate impacted the Education segment. The change in deferred revenue, primarily due to the change in accounting estimate, positively impacted revenue by $62 million in fiscal 2015 and $31 million in fiscal 2014. Adjusted Revenue decreased by $127 million in fiscal 2015 compared to fiscal 2014.

Education revenue decreased by $44 million in fiscal 2015 compared to fiscal 2014. The change in deferred revenue positively impacted revenue by $61 million in fiscal 2015 and $30 million in fiscal 2014. Education Adjusted Revenue decreased by $75 million in fiscal 2015 compared to fiscal 2014, primarily due to lower revenue from the sale of interactive whiteboards and projectors, interactive projectors and attachment products, partly offset by strong period-over-period increases in revenue from interactive flat panels and software. The year-over-year Education revenue continued to be impacted by high penetration rates in our core markets and competition for budget dollars from other classroom technologies, such as tablets and network infrastructure.

Enterprise revenue decreased by $3 million in fiscal 2015 compared fiscal 2014. The change in deferred revenue positively impacted revenue by $1 million in both fiscal 2015 and fiscal 2014. Enterprise Adjusted Revenue decreased by $3 million in fiscal 2015 compared to fiscal 2014. The year-over-year decline was primarily due to lower revenue from interactive whiteboards, partly offset by strong sales of interactive flat panels and services.

NextWindow revenue and Adjusted Revenue decreased by $49 million in fiscal 2015 compared to fiscal 2014. While sales of optical touch components were exceptionally strong in fiscal 2014, the year-over-year decline in the optical touch sensor market for desktop display resulted in our decision to exit this market and wind down our NextWindow segment. Sales ceased in the second quarter of fiscal 2015.

Total revenue remained flat in fiscal 2014 compared to fiscal 2013. The change in deferred revenue, primarily due to the change in accounting estimate discussed above, positively impacted revenue by $31 million in fiscal 2014. The change in deferred revenue had no material impact on revenue in fiscal 2013. Adjusted Revenue decreased by $31 million in fiscal 2014 compared to fiscal 2013.

For fiscal 2014, revenue from our education solutions was negatively impacted by high penetration rates in our core markets, macroeconomic pressures and competition for budget dollar from other classroom technologies, such as tablets. The annual decline in our education solutions revenue was offset by increases in our enterprise solutions revenue and sales of our optical touch components. Sales of SMART Room Systems and interactive flat panels as a part of our enterprise solutions were strong in the second half of fiscal 2014.

	2015	Change	2014	Change	2013
Revenue by geographic location
North America	$293.4	(11.0)%	$329.6	(11.7)%	$373.1
Europe, Middle East and Africa	152.6	(8.7)%	167.1	0.5%	166.2
Rest of World	47.0	(49.2)%	92.5	84.7%	50.1

	$492.9	(16.3)%	$589.2	(0.0)%	$589.4

Adjusted Revenue(1) by geographic location
North America	$257.6	(17.3)%	$311.4	(16.4)%	$372.7
Europe, Middle East and Africa	132.7	(15.5)%	157.1	(5.4)%	166.1
Rest of World	41.1	(54.3)%	89.9	79.6%	50.0

	$431.3	(22.8)%	$558.4	(5.2)%	$588.9

(1)	This is a non-GAAP measure. See “—Use of Non-GAAP Financial Measures”.

The revenue for each of the past three years in North America and Europe, Middle East and Africa were negatively impacted by declines in the Education segment. Rest of World in fiscal 2014 was positively impacted by strong sales of our optical touch components.

In fiscal 2015, revenue was negatively impacted by foreign exchange movements of approximately $8 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro. In fiscal 2014, revenue was positively impacted by foreign exchange movements of approximately $2 million compared to the prior year, primarily as a result of the weakening of the U.S. dollar against the Euro, partly offset by the strengthening of the U.S. dollar against the Canadian dollar.

Gross Margin

	2015	Change		2014(1)	Change		2013(1)
Gross margin	$231.9	(6.9)%		$249.1	(6.7)%		$266.9
Gross margin percentage	47.0%	4.8	pt	42.3%	(3.0	)pt	45.3%
Adjusted Gross Margin(2)	$170.3	(22.0)%		$218.3	(18.1)%		$266.4
Adjusted Gross Margin percentage(2)	39.5%	0.4	pt	39.1%	(6.2	)pt	45.2%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.
(2)	These are non-GAAP measures. See “—Use of Non-GAAP Financial Measures”.

Gross margin decreased by $17 million in fiscal 2015 compared to fiscal 2014. The change in deferred revenue, primarily due to the change in accounting estimate as discussed previously, positively impacted gross margin by $62 million in fiscal 2015 and $31 million in fiscal 2014. Adjusted Gross Margin decreased by $48 million in fiscal 2015 compared to fiscal 2014 due to lower Adjusted Revenue as discussed previously. For fiscal 2015, the year-over-year Adjusted Gross Margin percentage remained flat.

Gross margin decreased by $18 million in fiscal 2014 compared to fiscal 2013. The change in deferred revenue positively impacted gross margin by $31 million in fiscal 2014. The change in deferred revenue had no material impact on gross margin in fiscal 2013. Adjusted Gross Margin decreased by $48 million in fiscal 2014 compared to fiscal 2013 due to lower Adjusted Revenue as discussed previously. For fiscal 2014, the decline in year-over-year Adjusted Gross Margin percentage was a result of the increased revenue from our optical touch components and interactive flat panels, which generate lower gross margin percentages than interactive whiteboards.

Gross margin was negatively impacted by foreign exchange movements of approximately $6 million in fiscal 2015 compared to fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro, which negatively impacted our revenue and positively impacted our cost of sales. Gross margin was positively impacted by approximately $3 million in fiscal 2014 compared to fiscal 2013, primarily as a result of the year-over-year weakening of the U.S. dollar against the Euro, which positively impacted our revenue, and the year-over-year strengthening of the U.S. dollar relative to the Canadian dollar, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expense

	2015	Change		2014(1)	Change		2013(1)
Selling, marketing and administration	$103.6	(11.2)%		$116.7	(33.8)%		$176.2
As a percent of revenue	21.0%	1.2	pt	19.8%	(10.1	)pt	29.9%
As a percent of Adjusted Revenue(2)	24.0%	3.1	pt	20.9%	(9.0	)pt	29.9%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	These are non-GAAP measures. See “—Use of Non-GAAP Financial Measures”.

The decrease in selling, marketing and administration expenses in fiscal 2015 and fiscal 2014 compared to respective prior years was due to the restructuring activities, which resulted in reductions in discretionary spending and compensation costs. As the majority of our selling, marketing and administration expenses are incurred in Canadian dollars, these expenses were positively impacted by foreign exchange movements of approximately $6 million in fiscal 2015 and $3 million in fiscal 2014 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar.

Research and Development Expenses

	2015	Change		2014(1)	Change		2013
Research and development	$43.6	8.3%		$40.3	(17.5)%		$48.8
As a percent of revenue	8.8%	2.0	pt	6.8%	(1.4	)pt	8.3%
As a percent of Adjusted Revenue(2)	10.1%	2.9	pt	7.2%	(1.1	)pt	8.3%

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period presentation.
(2)	These are non-GAAP measures. See “—Use of Non-GAAP Financial Measures”.

The increase in fiscal 2015 compared to fiscal 2014 was due to increased investment in the development of new products and technologies. The decrease in fiscal 2014 compared to fiscal 2013 was primarily driven by workforce reductions related to the fiscal 2013 December restructuring. Research and development expenses were positively impacted by foreign exchange movements of approximately $3 million fiscal 2015 and $2 million in fiscal 2014 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar.

Depreciation and Amortization

	2015	Change	2014	Change	2013
Depreciation and amortization of property and equipment	$11.3	(31.1)%	$16.4	(22.8)%	$21.2
Amortization of intangible assets	$0.1	(99.7)%	$22.4	133.7%	$9.6

The decrease in depreciation and amortization of property and equipment in fiscal 2015 and fiscal 2014 compared to the respective prior years was due to decreases in capital expenditures and certain capital assets becoming fully depreciated, as well as the wind-down of NextWindow operations.

In fiscal 2014, the decline in the optical touch sensor market for desktop displays resulted in our decision to wind down the NextWindow operations. As a result, we accelerated the amortization of the related intangible assets.

Restructuring Costs

	2015	Change	2014	Change	2013
Restructuring costs	$6.1	3.7%	$5.9	(71.6)%	$20.8

(a)	Fiscal 2015 March restructuring

At the end of fiscal 2015 the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016. The restructuring plan includes outsourcing of the Company’s information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016.

(b)	Fiscal 2015 restructuring

In the first quarter of fiscal 2015, we implemented cost reduction measures with the objective of improving operating efficiencies. The restructuring plan included changes in Education sales staffing and business focus for specific regions within the Europe, Middle East and Africa operations, and a reorganization of the North American sales team to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan was substantially completed in the second quarter of fiscal 2015.

(c)	Other restructuring activities

Other fiscal 2012 to fiscal 2014 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions, cost reductions, and the outsourcing of interactive display assembly operations to contract manufacturers.

Impairment of Goodwill

	2015	Change	2014	Change	2013
Impairment of Goodwill	$—	N/A	$—	(100.0)%	$34.2

In fiscal 2013, the continuing decline of both our share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. Based on the impairment test, we recorded a goodwill impairment charge of $34 million. We considered as part of the impairment test at the time, the recoverable amount of our other long-lived assets and concluded that these assets were not impaired.

Impairment of Property and Equipment

	2015	Change	2014	Change	2013
Impairment of Property and Equipment	$—	N/A	$—	(100.0)%	$2.2

In fiscal 2013, we concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2 million, primarily related to discontinued information system projects.

(Gain) loss on sale of long-lived assets

	2015	Change	2014	Change	2013
(Gain) loss on sale of long-lived asset	$(0.1)	(98.0)%	$(4.2)	N/A	$0.1

In fiscal 2014, we recorded a gain on the sale of long-lived assets of $4 million, primarily related to the sale of several internally generated intangible assets to a third party.

Non-Operating Expenses (Income)

	2015	Change	2014	Change	2013
Interest expense	$20.0	(6.9)%	$21.4	68.1%	$12.8
Foreign exchange loss	$11.1	12.1%	$9.9	98.0%	$5.0
Other income	$(0.7)	(6.2)%	$(0.8)	92.6%	$(0.4)

	$30.4	(0.8)%	$30.6	76.1%	$17.4

Interest Expense

In the second quarter of fiscal 2014, we entered into the Term loan. The decrease in interest expense in fiscal 2015 compared to fiscal 2014 was due to deferred financing fees expensed in the prior-year period, partially offset by higher interest payments on the Term loan in fiscal 2015. The increase in interest expense in fiscal 2014 compared to fiscal 2013 was due to deferred financing fees associated with the early repayment of our previous first lien facility (the “First lien facility”) in the second quarter of fiscal 2014. The higher interest payments incurred under the Term loan and additional interest expense associated with the capital lease obligation further contributed to the increase.

Foreign Exchange Loss

For fiscal 2015, the change in foreign exchange loss is primarily related to the unrealized loss on the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. For fiscal 2014, the change in foreign exchange loss primarily related to the unrealized loss on the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars, partially offset by the settlement of the debt and the revaluation of higher U.S. dollar-denominated cash. During fiscal 2015, the U.S. dollar strengthened by 14.6% against the Canadian dollar from CDN$1.1060 to CDN$1.2677, compared to 8.8% strengthening against the Canadian dollar from CDN$1.0162 to CDN$1.1060 during fiscal 2014.

Provision for Income Taxes

	2015	Change	2014	Change		2013
Provision for income taxes	$12.9	2,371.7%	$0.5	(105.8)%		$(9.0)
Effective tax rate	34.8%	32.3 pt	2.5%	(11.7	)pt	14.1%

The increase in income tax expense in fiscal 2015 compared to fiscal 2014 was due to the increase in income, unrealized foreign exchange losses, the increase in valuation allowance, and the reduction in Scientific Research and Experimental Development (SR&ED) tax credits. The increase in tax expense in fiscal 2014 compared to fiscal 2013 was primarily due to the increase in income, decrease in goodwill impairment and release of valuation allowance in fiscal 2014. The tax provision also includes investment tax credits of $3 million, $5 million and $6 million in fiscal 2015, 2014 and 2013, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We have not provided for deferred income taxes on the difference between the carrying value of substantially all of our foreign subsidiaries and their corresponding tax basis, as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such, these investments are not anticipated to give rise to income taxes in the foreseeable future. If such earnings are remitted, in the form of dividends or otherwise, we may be subject to income taxes and foreign withholding taxes.

Adjusted EBITDA by segment

The following table shows the Adjusted EBITDA by reportable segments for each of the last two years. Effective in fiscal 2015 the Company moved to a new organizational structure with three reportable segments, compared to fiscal 2013 and 2014 where the Company reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information for these segments is not available for fiscal 2013. For more information about changes in our segment reporting and the financial results and performances of each of our segments, see “—Restructuring Costs” and Note 16 to our audited consolidated financial statements.

	2015	Change	2014	Change	2013
Adjusted EBITDA(1) by segment
Education	$99.2	(30.9)%	$143.5	N/A	N/A
Enterprise	11.5	(28.6)%	16.1	N/A	N/A
NextWindow	3.4	(35.7)%	5.3	N/A	N/A
Corporate(2)	(79.7)	(11.8)%	(90.4)	N/A	N/A

	$34.4	(53.8)%	$74.4	52.5%	$48.8

(1)	This is a non-GAAP measure. See “—Use of Non-GAAP Financial Measures”.
(2)	Certain corporate level activity is not allocated to segments, including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

The decrease in Education Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was due to lower revenue as discussed previously.

The decrease in Enterprise Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was due to lower revenue, as discussed previously, and higher operating expenses due to investments in sales and marketing.

The decrease in NextWindow Adjusted EBITDA in fiscal 2015 compared to fiscal 2014 was primarily due to lower revenue as a result of the wind-down.

The increase in Adjusted EBITDA in fiscal 2014 compared to fiscal 2013 was due to lower operating expenses, which were partly offset by lower Adjusted Revenue.

B. Liquidity and Capital Resources

As of March 31, 2015, we held cash and cash equivalents of $54 million, in addition to our asset-based loan credit facility (the “ABL”), which was undrawn. Our primary sources of cash flow are sales of our hardware and software products. We believe that ongoing operations and associated cash flow, in addition to our cash resources and ABL, will provide sufficient liquidity to support our business operations for at least the next 12 months. Although we had $18 million of net cash provided by operating activities in fiscal 2015, we used $13 million of net cash in operating activities in the fourth quarter of fiscal 2015. In addition, we expect to use a significant portion of our available liquidity to bring kapp to market. If our sales to the education market continue to decline, and the sales of our new products, particularly kapp and interactive flat panels, into all markets are not sufficient to offset that decline, our liquidity may be materially and adversely affected. See “—Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected.” in the section of this annual report entitled “Risk Factors––Risks Related to Our Business.”

As of March 31, 2015, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $4.4 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$106.5 million

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125.0 million senior secured term loan (the “Term loan”) and a four-year, $50.0 million ABL. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%, and is amortizing at 7.5% per annum during the first two-and-a-half years of the term and 10% per annum in the last two years. The ABL bears interest at LIBOR plus 2.5% and was undrawn as of March 31, 2015. The balance of the First lien facility was repaid in full in July 2013.

All debt and credit facilities are denominated in U.S. dollars.

The following table shows a summary of our cash flows provided by operating activities, investing activities and financing activities for the periods indicated:

	2015	2014	2013
Net cash provided by operating activities	$17.7	$29.6	$70.3
Net cash (used in) provided by investing activities	$(6.6)	$69.1	$(19.4)
Net cash used in financing activities	$(10.3)	$(180.6)	$(3.3)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to a decrease in period-over-period revenue as discussed previously, partially offset by a net decrease in working capital.

Net cash provided by operating activities decreased in fiscal 2014 compared to fiscal 2013. The decrease was attributable to a net increase in year-over-year working capital, partially offset by higher operating income. The increase in working capital in fiscal 2014 was primarily related to increasing inventory and accounts receivable, partially offset by collection of income taxes recoverable.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to lower capital expenditures in fiscal 2015 and proceeds received from the sale of our global headquarters building in fiscal 2014.

Net cash provided by investing activities in fiscal 2014 increased from net cash used in investing activities in fiscal 2013. The increase was primarily due to proceeds received from the sale of our global headquarters building in fiscal 2014 and the sale of long-lived assets, partially offset by a decrease in capital expenditures.

Net Cash Used in Financing Activities

In fiscal 2015 we repaid $9 million of our Term loan. In fiscal 2014 we closed our credit facility refinancing, entered into a $125 million senior secured Term loan and repaid the balance of the First lien facility in full.

C. Research and Development, Patents and Licenses, etc.

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore all product development costs are expensed as incurred. See “—We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.” and “We may infringe on or violate the intellectual property rights of others.” in the section of this annual report entitled “Risk Factors—Risks Related to Our Business.”

D. Trend Information

The education market for interactive displays is exhibiting varying dynamics on a geographical basis. In North America, education funding allocations, high classroom penetration rates and the proliferation of tablets has led to a decline in interactive display demand. However, we believe that the opportunity for interactive displays in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Furthermore, we are seeing an early-stage replacement upgrade cycle in North America and Western Europe. The enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and an increasing focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

Recent developments in tablets have caused a portion of education budgets to be redirected away from spending on interactive displays, and toward tablets. With the increasing utilization of tablets, other mobile devices, and digital content, technology in classrooms is evolving, however, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies without significant cost and complexity. SMART has an opportunity to provide software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we believe that we are well positioned to expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in both interactive display hardware and software when they occur.

For enterprise customers, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. We believe the market opportunity for our enterprise solutions is significant. However, we are in the early stages of the product adoption curve. kapp, with its single focus on extreme simplicity, is expected to accelerate the adoption of our products in the enterprise, education and retail markets.

E. Off-Balance Sheet Arrangements

As of March 31, 2015, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2015:

	Fiscal year ending March 31,
	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2.1	$1.9	$1.9	$1.6	$1.6	$9.1
Capital lease	4.7	4.7	4.7	5.0	77.6	96.7
Long-term debt repayments
Long-term debt principal	10.2	12.5	88.3	—	—	110.9
Future interest obligations on long-term debt	11.5	10.2	7.5	—	—	29.2
Purchase commitments	63.1	3.3	2.8	—	—	69.2

Total	$91.5	$32.6	$105.2	$6.7	$79.2	$315.2

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

Long-term debt commitments represent the minimum principal repayments required under the Term loan and the ABL.

Our purchase commitments are for finished goods from contract manufacturers, as well as certain information systems management and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2015. Fluctuations in these rates may result in actual payments differing from those in the above table.

G. Safe Harbor

See “—Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information with respect to each of the current directors and officers as of May 8, 2015(1):

Name and Place of Residence	Age	Position with SMART
Michael J. Mueller(2)(3) Ontario, Canada	67	Chairman

Robert C. Hagerty(2)(4) California, United States	63	Director

Ian McKinnon(2) Ontario, Canada	61	Director

Gary Hughes(5) Scotland, UK	53	Director

Neil Gaydon Alberta, Canada	55	President, CEO and Director

Kelly Schmitt Alberta, Canada	37	Vice President, Finance and CFO

Warren Barkley Alberta, Canada	47	Chief Technology Officer

Greg Estell Alberta, Canada	56	President, Education (to March 31, 2015) President, Solutions (effective April 1, 2015)

Scott Brown Washington, United States	49	President, Enterprise (to March 31, 2015) President, kapp (effective April 1, 2015)

Jeffery A. Losch Alberta, Canada	55	Vice President, Legal and General Counsel & Acting Vice President, People Services

Jeff Lowe Alberta, Canada	47	Vice President, Marketing

Nicholas Svensson Alberta, Canada	49	Vice President, Operations

(1)	Upon the resignation of Mr. David Martin and Ms. Nancy Knowlton from the Board on April 17, 2014, the number of members of the Board was reduced from seven to five.
(2)	Member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and independent director.
(3)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues in his role as Chair of the Audit Committee.
(4)	On April 17, 2014, Mr. Hagerty was appointed by the Board as Acting Chairman of the Board. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director.
(5)	On May 14, 2015, the Board determined Mr. Hughes to be an independent director within the meaning of National Instrument 58-101 as prescribed by the Canadian Securities Administrators.

Michael J. Mueller is the Chairman of the Board and has been a director of the Company since July 2010 and was appointed Chairman in May 2014. Mr. Mueller retired from the audit firm PricewaterhouseCoopers (“PwC”) in 2007 as the Global Leader of PwC’s Private Company Services/Middle Market Practice. From his

appointment as Partner in 1979 through 2007, Mr. Mueller served PwC in various other capacities, including Managing Partner, National Managing Partner and a member of PwC’s Global Markets Council, Global Advisory Leadership Team and Global Audit Leadership Team. Mr. Mueller is a Chartered Accountant and a Chartered Business Valuator.

Robert C. Hagerty has been a director of the Company since July 2010. Mr. Hagerty is currently the Chief Executive Officer and a director of iControl Networks, Inc. Since 2011, Mr. Hagerty has also served as a director of Plantronics, Inc., a personal audio communications company. Mr. Hagerty served Polycom, Inc., in various executive capacities and as an advisor from 1997 through 2011, including as Chairman, Director, CEO and President. Prior to joining Polycom, Mr. Hagerty served as President of Stylus Assets, Ltd. He has also held several key executive management positions with Logitech, Inc., Conner Peripherals Inc., Signal Corporation, and Digital Equipment Corporation. Mr. Hagerty served on the board of directors of Palm, Inc., in various capacities from 2005 to 2010, including Lead Independent Director, Chairman of the Governance and Nominating Committee and Audit Committee member.

Ian McKinnon was appointed a director of SMART in August 2013. Mr. McKinnon is an experienced technology director and currently services on the board of directors of Constellation Software Inc. He is also a Director of two privately held companies. Mr. McKinnon was President and Chief Executive Officer of Certicom Corp. from 2002 to 2007. Prior to 2002 he was Chief Executive Officer for a number of public and private software companies including Promis Systems Corporation, and spent 14 years with Digital Equipment Corporation.

Gary Hughes was appointed a director of the Company in December 2013. Mr. Hughes is an Operating Executive within the Operational Excellence Team of Apax Partners LLP, a global private equity firm (“Apax Partners”). Prior to joining Apax Partners in October 2012, Mr. Hughes held a number of senior management positions across the consumer packaged goods, international hotels, media and gaming sectors. He currently also serves on a number of boards in the United Kingdom, including J Sainsbury plc (SBRY.L on the London Stock Exchange), Premier Farnell plc (PFL.L on the London Stock Exchange), the People’s Operator Plc (TPOP.L on the London Stock Exchange), Matomy Media Group plc (MTMY.L on the London Stock Exchange), SECC Limited and the Scottish Football Association. He is a citizen of the United Kingdom and a Fellow of the Institute of Chartered Accountants in England & Wales. Apax Partners is a significant Shareholder in the Company.

Neil Gaydon was appointed President and CEO in October 2012 and became a director of the Company in February 2013. Prior to joining SMART, Mr. Gaydon was CEO of Pace plc, a technology developer for pay TV and broadband service providers (“Pace”). During his tenure as CEO at Pace, he led the company through a major turnaround, resulting in a ten-fold increase in revenues to become the world leader. Prior to becoming the CEO of Pace, he served in numerous executive and senior positions there, including as the President of Pace Americas, which he established and led for five years. Before joining Pace, Mr. Gaydon worked with a number of technology companies in a variety of key roles. Throughout his career, his hallmark has been defining and executing strategy, creating effective structure and changing business culture on a global scale. Mr. Gaydon is a graduate of Harvard Business School in the Advanced Management Program. His awards include 2009 Institute of Directors ‘Director of the Year’, 2009 Ernst & Young Entrepreneur of the Year Award winner, 2008 TechMARK Personality of the Year, as well as leading Pace to three consecutive Queen’s Awards.

Kelly Schmitt was named Vice President, Finance and Chief Financial Officer of the Company in November 2012. Ms. Schmitt joined SMART in January 2008, and has served in a number of senior roles within the finance organization, including Treasurer, Director of Investor Relations and Corporate Controller. Prior to SMART, she served in various treasury and corporate finance roles for both small and large cap energy companies. Ms. Schmitt is a Chartered Accountant, a Chartered Financial Analyst and holds a Bachelor of Commerce Degree.

Warren Barkley joined SMART in November 2012 as the Company’s Chief Technology Officer. Mr. Barkley has over 17 years of technology experience and most recently served as General Manager in the

Unified Communications division at Microsoft Corporation, a multinational software and technology company (“Microsoft”). He held several key positions at Microsoft over his tenure and was instrumental in the development of Microsoft Lync (now Skype for Business) as the communication and collaboration software of choice for Fortune 500 companies. At Microsoft, he played a central role in establishing WiFi as a worldwide standard and building world class real time communications technologies used by hundreds of millions of users every day. He holds over 35 worldwide patents in networking, wireless and communications. Prior to his career in the technology sector, Mr. Barkley was a school teacher. He holds advanced degrees from the University of Victoria and the University of British Columbia.

Greg Estell joined SMART in March 2013 as President, Education. Greg has nearly 30 years of global technology experience, including executive positions at Hewlett-Packard and Motorola. Over the course of his career, Mr. Estell has lived and worked in Asia, Europe and throughout North America inspiring change and driving focused strategies and operational excellence leading to record growth and profitability in fiercely competitive technology businesses. His cross-functional expertise spans sales, marketing, product development, operations, finance, distribution and strategy. Mr. Estell holds a B.B.A. in Finance from the University of Iowa and an MBA from the Carlson School of Management at the University of Minnesota.

Scott Brown joined SMART in May 2013 as President, Enterprise. Scott brings over 25 years of global experience and leadership in enterprise to SMART. Prior to SMART, Mr. Brown held numerous executive roles with Microsoft and was responsible for several functions, including Enterprise Sales, Technical and Solution Sales, Consulting and most recently oversaw the Microsoft Lync Global Sales and Partner strategy. Over the course of his career, Mr. Brown has been directly responsible for driving business results for the United States, North America and global organizations with accountability for enterprise, state and local government as well as education sectors. He holds a Bachelor of Arts degree in Psychology and Business Administration from the University of Nebraska-Lincoln. Mr. Brown is a veteran of the US Army and Nebraska Army National Guard.

Jeffrey A. Losch was appointed Vice President, Legal and General Counsel of SMART in September 2008. Prior to joining SMART, Mr. Losch provided consulting services to businesses and individuals from September 2005 to August 2008. Mr. Losch was Senior Vice President, Secretary and General Counsel of InterTAN, Inc., a consumer electronics specialty retailer, from September 2001 to May 2005, and was its Vice President, Secretary and General Counsel from March 1999 to September 2001. From December 1993 to March 1999, Mr. Losch was Corporate Counsel of Whirlpool Canada Ltd., the Canadian subsidiary of Whirlpool Corporation, a manufacturer and marketer of major home appliances.

Jeff Lowe was named Vice President, Marketing of SMART in November 2014. His experience in marketing spans 25 years across global technology firms such as IBM and TELUS, along with agency-side experience where he consulted on marketing strategy and planning across many industries. Mr. Lowe joined SMART in 2012, and from July 2013 to November 2014 he was responsible for North American Sales and Marketing of the Enterprise Business Unit. Mr. Lowe holds a Bachelor of Commerce degree from the University of Calgary.

Nicholas Svensson was named Vice President, Operations of SMART in November 2013. Since he joined SMART in 2009, he has been leading cross-functional teams consisting of engineers, technologists and scientists to develop and launch numerous SMART products. Prior to his current role, he held various positions at SMART, including Vice President, Hardware and Vice President, Education Solutions. With a career spanning over 20 years, Mr. Svensson has garnered valuable experience during his tenure at various technology companies, including leading telecom and space hardware providers. Mr. Svensson holds an undergraduate degree in applied physics from the University of Waterloo and a master’s degree in System Design and Management from the Massachusetts Institute of Technology.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement providing that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

On April 17, 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton. Neither IFF nor Intel is currently represented on the Board.

B. Compensation

Compensation of Executive Officers

The following discussion and analysis examines the compensation earned during fiscal 2015 by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for any part of that fiscal year as well as each of the three other most highly compensated executive officers of the Company (collectively, the “NEOs”) earning more than $150,000 in total compensation for the fiscal year ended March 31, 2015.

Under the guidance of the Compensation Committee of the Board, the Company has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs, rewarding performance with competitive base salaries, annual performance and success-sharing bonuses, long-term incentive awards including the granting of stock options and restricted share units, and retirement plans.

Executive Compensation Guiding Principles

The Company recognizes that its success is in large part dependent on its ability to attract and retain skilled employees. The Company endeavors to create and maintain compensation programs based on performance, teamwork and rapid progress, and to align the interests of its executives and Shareholders. The principles and objectives of the compensation and benefits programs for employees generally, and for the NEOs specifically, are to:

•	attract, motivate and retain highly skilled individuals who have incentives to achieve the Company’s strategic goals;

•	closely align compensation with the Company’s business and financial objectives and the long-term interests of Shareholders; and

•	offer total compensation that is competitive and fair.

Compensation-Setting Process

The Company has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the CEO (and with respect to the CEO, the Compensation Committee) reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties make recommendations to the Board as to the executive compensation package for each NEO. This review commences in the last quarter of the fiscal year to which the performance relates and is completed in the first quarter of the subsequent fiscal year.

Elements of Executive Compensation

The compensation of the NEOs consists of the following principal components:

•	base salary;

•	performance-based cash bonuses; and

•	participation in the Company’s amended and restated equity incentive plan (the “Equity Incentive Plan”).

Each compensation component has a role in meeting the above objectives. The mix of compensation components is designed both to reward short-term results and to motivate management to enhance the Company’s long-term performance. The compensation level of the NEOs reflects to a significant degree the varying roles and responsibilities of the NEOs.

The appropriate level for overall NEO compensation is determined by the Compensation Committee for all of the NEOs based on: (i) a review of certain available market data, including a review of the compensation paid to their named executive officers by a comparison group of companies; and (ii) internal equity, length of service, skill level and other factors deemed appropriate.

The NEOs’ compensation packages provide a balanced set of elements consistent with the objectives of the Company’s compensation strategy. The fixed elements, assessed in their entirety, provide a competitive base of fixed compensation necessary to attract, retain and motivate executives. The variable elements, assessed in their entirety, are reviewed and approved by the Compensation Committee and are designed to balance short-term objectives with the long-term interests of the Company, motivate superior performance against both timeframes, and reward the attainment of individual and business objectives. The combination of the fixed elements and variable incentive opportunities delivers a competitive compensation package as compared to the comparison group of companies used by the Company.

Below is a description of the total compensation elements of the Company as of March 31, 2015, forms of compensation, performance periods and how the amount is determined for each element.

Type of compensation	Form	Performance period	How it is determined
Base salary	Cash	One year	Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary is benchmarked to the 50th percentile for the selected comparison group of companies and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentive	Performance-Based Cash Bonuses	One year	Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Company performance in the case of the CEO, and on Company and individual performance in the case of the other NEOs.

Long-Term Incentive	Stock options	Typically, three-year vesting and a five-year term	Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the appreciation of the price of the Common Shares.

Type of compensation	Form	Performance period	How it is determined
	Restricted Stock Units	Typically, three-year cliff vesting	Target award is determined by the Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

	Performance Stock Units	Typically, three- year cliff vesting and a three year term	Target award is determined by the Compensation Committee and is based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Company.

Retirement Plans	RRSP Contribution 401(k) Contribution	Ongoing	The Company matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. With respect to 401(k) plans, an employee’s contribution to a maximum of 3.0% of the employee’s annual salary.

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

In considering a base salary adjustment, the Compensation Committee considers the Company’s overall performance, the scope of the NEO’s functional responsibilities, individual contributions, responsibilities and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position both vested and unvested, and the amounts paid to the NEO’s peers at the Company.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Company’s long-term objectives. The Fiscal 2015 Discretionary Bonus Plan (the “2015 Bonus Plan”) includes target bonus opportunities and target goals. The Compensation Committee reviewed and approved the proposed bonus awards for fiscal 2015 for each of the NEOs that it would recommend to the Board, and the Board approved the awards at the recommended levels.

Each bonus under the 2015 Bonus Plan has two components, as described in greater detail below: (i) a Company performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•

The Company performance bonus is measured by reference to a key performance indicator: “Adjusted EBITDA” as determined by internal management financial statements. The term “Adjusted EBITDA” is defined as net income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, net change in deferred revenue balances, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income, and gains or losses related to the sale of long-lived assets. The Company uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of companies in the comparison group of companies used by the Company.

•	The individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Company’s strategy, contribution to key issues for the Company, attention to values, principles and policies, and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to the NEOs.

Each NEO’s target bonus opportunity under the 2015 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities ranging from 70% to 100% of base salary. There is an additional bonus opportunity for exceptional performance, and another in the event the Company attains the Company performance targets. The weighting of the bonus for the NEO ranges from 80% to 100% for Company performance and 0% to 20% for individual performance. The bonus is weighted towards Company performance in accordance with the NEO’s ability to affect overall Company performance. The Company performance targets for payout under the 2015 Bonus Plan were initially set at amounts the Board reasonably believed to be attainable. The 2015 Bonus Plan contemplates that if the Company performance targets are not attained, no individual performance bonuses may be paid. However, the 2015 Bonus Plan provides that the Board can exercise discretion to award bonuses in the absence of attaining Company performance targets or can increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2015 Bonus Plan. In December 2014 the Board chose to exercise such discretion and reduced the Company performance targets such that in the event Adjusted EBITDA for fiscal 2015 was equal to or exceeded $25 million, the Company performance factor in the bonus formula would be 50% for all NEOs. As a result, while some bonuses were earned under the 2015 Bonus Plan as so revised, the amounts were substantially lower than would have been the case had the original Company performance targets been attained.

For NEOs whose short-term incentive includes an individual performance component, the factors comprising such individual performance include: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility, and adhering to the established budget of the officer’s functional areas(s) of responsibility.

Long-Term Equity Incentives

The Company adopted the Equity Incentive Plan in connection with its IPO and has granted equity incentive awards to the NEOs pursuant to the Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Common Shares already held.

Change in Control Benefits

The Company has entered into employment agreements with the NEOs that provide for the payment of certain benefits if the Company undergoes a change in control or Going Private Transaction. The Company believes that these arrangements effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders, without undue concern over the effect of such a transaction on their own personal financial and employment situation. See “— Termination and Change in Control Benefits.”

Perquisites and Other Personal Benefits

The Company does not currently utilize perquisites or other personal benefits as a significant element of the compensation program currently provided to NEOs. All future practices regarding these matters will be approved, and subject to periodic review, by the Compensation Committee.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by the NEOs during fiscal 2015:

Name and Principal Position	Year	Salary($)(1)	Share- based awards ($)(2)	Options ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)		Total Compensation ($)(1)
					Annual incentive plans(1)(4)	Long- term incentive plans
Neil Gaydon President & CEO(5)	2015	680,619	260,657	287,688	340,309	Nil	Nil	1,031	(10)	1,570,304

Kelly Schmitt Vice President, Finance & CFO(6)	2015	277,821	111,517	123,081	127,964	Nil	Nil	10,942	(11)	651,325

Warren Barkley Chief Technology Officer(7)	2015	351,287	111,517	123,081	216,393	Nil	Nil	152,705	(12)	954,983

Greg Estell President, Education(8)	2015	375,000	102,449	113,075	148,706	Nil	Nil	16,639	(13)	755,869

Scott Brown President, Enterprise(9)	2015	300,000	80,841	89,226	121,762	Nil	Nil	20,730	(14)	612,559

(1)	Cash compensation is paid in either Canadian or U.S. currency, as applicable. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for the year based on exchange rates published by the Bank of America. The exchange rate used for 2015 was 1.00CAD = 0.8782USD.
(2)	All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of RSUs and PSUs granted during the year. The fair value of the RSUs and PSUs is based on the per-share closing market price of the Common Shares as determined by the NASDAQ on the effective date of grant, multiplied by the number of RSUs and PSUs granted.
(3)	All option-based awards are priced in U.S. dollars. Option based awards represent the fair value of stock options granted in the year under the Equity Incentive Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model on the date of grant. Under this method, the weighted-average fair value of stock options granted was $1.01 in fiscal 2015.

Expected dividend yield	Nil
Expected stock price volatility	64.85%
Expected risk-free interest rate	1.19%
Expected life of options	4.0 years

The assumed dividend yield reflects the Company’s current intention not to pay cash dividends in the foreseeable future. The assumed volatility for options granted for fiscal 2015 was the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed expected life is based on the Company’s estimate of the exercise pattern of the options.

(4)	Amounts earned pursuant to the 2015 Bonus Plan.
(5)	Mr. Gaydon was appointed President & CEO of the Company on October 24, 2012.
(6)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(7)	Mr. Barkley was appointed Chief Technology Officer of the Company on November 13, 2012.
(8)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.
(9)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Brown was appointed President, kapp of SMART Technologies ULC.

(10)	The $1,031 amount paid to Mr. Gaydon was for benefits.
(11)	Includes $9,724 in respect of Company contributions to Ms. Schmitt’s RRSP; and $1,218 for benefits.
(12)	Includes $10,539 in respect of Company contributions to Mr. Barkley’s RRSP; $1,652 for benefits, and a $140,515 bonus awarded by the Board to recognize his efforts in attracting significant leadership talent to the Company as it builds its Seattle product development capabilities.
(13)	Includes $9,375 in respect of Company contributions to Mr. Estell’s account in the Company’s 401(k) plan; and $7,264 for benefits.
(14)	Includes $9,135 in respect of Company contributions to Mr. Brown’s account in the Company’s 401(k) plan; and $11,595 for benefits.

Equity Incentive Plan

Reservation and Issuance of Common Shares. The Equity Incentive Plan provides for the grant of options, restricted share units, deferred share units and performance restricted share units to the directors, officers, employees, consultants and service providers of the Company and to directors, employees, consultants and service providers of the Company’s subsidiaries and affiliates.

The Company has authorized for issuance pursuant to the Equity Incentive Plan Common Shares representing 12% of the Company’s total outstanding Common Shares. All equity-based awards will be granted in compliance with the requirements of the Toronto Stock Exchange (the “TSX”), the NASDAQ Global Select Market (the “NASDAQ”) and all applicable securities laws of both Canada and the United States of America (“Applicable Securities Laws”). The purchase price and vesting provisions (if any) for any optioned Common Shares shall be fixed by the directors, subject to the limitations and restrictions of the TSX.

Common Shares subject to award under the Equity Incentive Plan that lapse, expire, terminate or are forfeited or settled in cash will again become available for grants under the Equity Incentive Plan. Common Shares used to satisfy awards under the Equity Incentive Plan will be authorized and unissued Common Shares from treasury or shares purchased on the open market.

No more than 2.5% of the Common Shares may be subject to the total awards granted under the Equity Incentive Plan to any individual participant in a given calendar year. The number of securities of the Company issuable to insiders at any time under the Equity Incentive Plan and all of the Company’s other security-based compensation arrangements shall not exceed 12% of the Company’s issued and outstanding securities at any time and shall be limited to 5% of the Company’s issued and outstanding securities within any one-year period. The Equity Incentive Plan limits the number of Common Shares that may be issued to directors who are not officers or employees to 1% of the issued and outstanding Common Shares.

The options granted pursuant to the Equity Incentive Plan to independent directors at the time of the IPO in July 2010 vested equally on the first, second, third and fourth anniversaries of the date of grant, subject to the discretion of the Compensation Committee. Options granted to employees prior to October 2011 generally vest equally on the second, third and fourth anniversaries of the date of grant. Options granted to employees subsequent to that time but prior to November 2012 generally vest equally on the first, second, third and fourth anniversaries of the date of the grant. Options granted in and subsequent to November 2012 vest equally on the first, second and third anniversaries of the date of the grant. Options granted in fiscal 2015 now vest in their entirety on the third anniversary of the date of grant.

Administration of Awards. The Compensation Committee provides recommendations to the Board relative to the administration of the Equity Incentive Plan. The Compensation Committee provides recommendations to the Board with respect to the terms and conditions of the awards, including the individuals who will receive awards, the terms of awards, the exercise price, the number of Common Shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will entitle the holder to receive dividend equivalents, and the timing of grants. The Compensation Committee, in compliance with the provisions of the TSX, the NASDAQ and Applicable Securities Laws, also recommends to the Board any modifications, amendments or adjustments to the terms and conditions of outstanding awards, provided such modifications, amendments or adjustments do not impair the rights of a holder of a previously granted award, to arrange for financing by broker-dealers (including payment by the Company of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or Common Shares.

Stock Options. The Compensation Committee may recommend to the Board the exercise price of options granted under the Equity Incentive Plan, but the exercise price may not be less than 100% of the fair market value of the Common Shares as of a date specified at the time of the grant. No options may be granted for a term longer than ten years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated for just cause, or a participant voluntarily resigns, outstanding unvested options granted under the Equity Incentive Plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for 90 days after termination except in the event of death, where they generally remain exercisable for six months. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under the Equity Incentive Plan is never exercisable after its term expires.

Restricted Share Units. Restricted share unit (“RSU”) awards may consist of grants of rights to receive, at the Company’s option, Common Shares, the cash value of Common Shares, or a combination of both, which may vest in installments in accordance with performance criteria specified by the Compensation Committee, or on a deferred basis.

Deferred Share Units. Deferred share unit (“DSU”) awards are similar to awards of restricted share units except that such awards may not be redeemed for Common Shares or for the value of Common Shares until the participant has ceased to hold all offices, employment and directorships with the Company and its subsidiaries and affiliates.

Performance Restricted Share Units. The Compensation Committee has the ability, at the time RSU awards are granted under the Plan, to designate all or a portion of such RSU awards as performance restricted share unit (“PSU”) awards and in the event that RSU awards are designated as PSU awards, such PSU awards shall vest based in whole or in part on the performance criteria set forth in the applicable award agreement.

Effect of a Significant Event. In the event of a “significant event”, as defined in the Equity Incentive Plan, and unless otherwise provided in an award agreement or a written employment contract between the Company and a plan participant, the Board may provide that the successor company will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur.

Under the Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Company and a plan participant (and subject to certain exceptions described in the Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power of all Shares;

•	individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•	a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving the Company occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by the Shareholders who owned all of the Common Shares immediately before the event; or

•	the Shareholders approve a plan of complete liquidation or winding-up of the Company, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

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

Outstanding Options and Share-Based Awards. In order to drive achievement of the Company’s strategic three-year plan adopted in May 2013, align participant compensation with the achievement of the Company’s financial and strategic objectives and creation of Shareholder value, motivate and retain staff that are key to achievement of the three year strategic plan and create positive momentum across the leadership of the Company to achieve desired results, significant awards of PSUs were made in May 2013 and/or in June 2013 to the NEOs, three other members of senior management and certain additional employees, that were designed to achieve the objectives stated above. As of March 31, 2015, 600,000 PSUs were held by Neil Gaydon, 250,000 PSUs were held by each of Kelly Schmitt, Warren Barkley, Greg Estell and Scott Brown, and 125,000 PSUs were held by each of three other members of senior management. In November 2014, the performance criteria and performance multipliers with respect to such PSU awards were revised by the Board to maintain senior management motivation and promote continued retention. Overachievement of the performance criteria, measured as of the end of the three-year vesting period, may result in the issuance to the NEOs of an aggregate number of shares that is a multiple of 2.5 to 3.0 times the number of shares anticipated at the time of grant, or a combination of cash and shares of equivalent value.

Details of share-based and option-based awards granted to NEOs that were outstanding as at March 31, 2015 are set forth in the following table:

	Options				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share-based awards that have not vested		Market or payout value of vested share-based awards not paid out or distributed
Neil Gaydon President & CEO(2)	200,000 75,000 239,583	1.29 2.46 2.46	Nov. 20, 2017 Nov. 7, 2018 May 15, 2019	Nil Nil Nil	822,625	271,603	(7)	Nil

Kelly Schmitt Vice President, Finance & CFO(3)	6,000 12,000 100,000 102,500	17.00 5.83 1.29 2.46	July 14, 2015 June 22, 2016 Nov. 20, 2017 May 15, 2019	Nil Nil Nil Nil	345,333	116,306	(8)	Nil

Warren Barkley Chief Technology Officer(4)	50,000 50,000 50,000 102,500	1.29 1.39 2.46 2.46	Nov. 20, 2017 Feb. 19, 2018 Nov. 7, 2018 May 15, 2019	Nil Nil Nil Nil	345,333	116,306	(9)	Nil

Greg Estell President, Education(5)	100,000 94,167	1.36 2.46	May 16, 2018 May 15, 2019	Nil Nil	324,980	91,476	(10)	Nil

Scott Brown President, Enterprise(6)	100,000 74,306	1.32 2.46	June 13, 2018 May 15, 2019	Nil Nil	316,196	80,759	(11)	Nil

(1)	All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. “In-the-money” means the amount by which the closing per-share market price of a Common Share on that date exceeded the per-share option exercise price.
(2)	Mr. Gaydon was appointed the President & CEO of the Company on October 24, 2012.
(3)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(4)	Mr. Barkley was appointed Chief Technology Officer of the Company on November 13, 2012.
(5)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.
(6)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Brown was appointed President, kapp of SMART Technologies ULC.
(7)	All share-based awards are in U.S. dollars. The market value of the 222,625 RSUs that have not vested at year end is based on the closing price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 600,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.
(8)	All share-based awards are in U.S. dollars. The market value of the 95,333 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.
(9)	All share-based awards are in U.S. dollars. The market value of the 95,333 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.
(10)	All share-based awards are in U.S. dollars. The market value of the 74,980 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,0000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.
(11)	All share-based awards are in U.S. dollars. The market value of the 66,196 RSUs that have not vested at year end is based on the closing per-share price of the Common Shares on the NASDAQ on March 31, 2015, which was $1.22 per Common Share. The market value of the 250,000 PSUs that have not vested at year end is Nil as the performance criteria for these awards for fiscal 2015 were not met.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the NEOs during fiscal 2015:

Name and Principal Position	Option-based awards—Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation—Value earned during the year ($)(3)
Neil Gaydon President & CEO(4)	Nil	117,917	340,309

Kelly Schmitt Vice President, Finance & CFO(5)	Nil	75,366	127,964

Warren Barkley Chief Technology Officer(6)	Nil	43,333	216,393

Greg Estell President, Education(7)	43,666	45,998	148,706

Scott Brown President, Enterprise(8)	41,333	42,665	121,762

(1)	The value of vested options was calculated using the closing per-share price of a Common Share on the NASDAQ on the vesting date, and it reflects the amount by which such per-share price exceeded the per-share option exercise price. The value of options that were “out-of-the-money” is nil as the market value of the Common Shares underlying the options was less than the option exercise price.
(2)	This represents the value of RSUs vested and paid out during fiscal 2015. The RSUs that vested were settled in Common Shares, the value of which is based on the closing per-share price of a Common Share on the release date; being $2.76 on the May 20, 2014 release date, $2.50 on the June 9, 2014 release date, $2.70 on the June 23, 2014 release date, $1.33 on the November 18, 2014 release date, $1.27 on the November 20, 2014 release date and $1.38 on the February 6, 2015 release date.
(3)	This represents amounts earned pursuant to the 2015 Bonus Plan. Amounts were paid out in Canadian or U.S. dollars, as applicable. The exchange rate used is 1.00CAD = 0.8782USD, being the average exchange rate for fiscal 2015 based on exchange rates published by the Bank of America.
(4)	Mr. Gaydon was appointed President & CEO of the Company on October 24, 2012.
(5)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company on November 30, 2012.
(6)	Mr. Barkley was appointed Chief Technology Officer of the Company on November 13, 2012.
(7)	Mr. Estell was appointed President, Education of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on March 18, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Estell was appointed President, Solutions of SMART Technologies ULC.
(8)	Mr. Brown was appointed President, Enterprise of SMART Technologies ULC, a wholly owned direct subsidiary of the Company, on June 3, 2013. Effective April 1, 2015, commensurate with the reorganization of the Company, Mr. Brown was appointed President, kapp of SMART Technologies ULC.

Pension Plan Benefits

The Company does not have any defined benefit or defined contribution pension plans in place that provide for payments or benefits at, following, or in connection with retirement. Up to March 31, 2012, the Company did, however, have a registered retirement savings program (“RRSP Program”) wherein 2% of the employee’s annual salary was contributed to an RRSP up to a maximum of C$2,000 per fiscal year. Effective April 1, 2012, the RRSP Program was revised. The Company now matches an employee’s contribution to a maximum of 3.5% of the employee’s annual salary. The C$2,000 cap has also been replaced with an overall cap equal to one-half of the annual contribution limit to ensure no over-contribution is made on the Company’s part. The Company also has established a 401(k) plan for the benefit of its U.S. employees that matches employees’ contributions to a maximum of 3.0% of the employee’s annual salary.

Termination and Change in Control Benefits

The employment agreements with the NEOs provide that if an NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the Company or upon the death of the NEO, the Company will pay to the NEO: (a) the NEO’s pro rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a separation benefit equal to the aggregate of (i) 1.0 to 1.5 times the NEO’s then-current annual base salary; (ii) 1.0 to 1.5 times the average of all discretionary bonus payments made to the NEO during the last three fiscal years; and (iii) an amount equal to 7% of the NEO’s then-current annual base salary in consideration for the termination of all benefits and perquisites; and (d) a payment equal to the average of all discretionary bonus payments made to the NEO during the last three fiscal years, pro-rated to reflect the period of time the NEO was employed during the fiscal year in which the termination occurred (the above payments being collectively defined as “Termination Pay”).

The estimated retirement allowance for each NEO as of March 31, 2015 is as follows: Neil Gaydon—$1,703,937; Kelly Schmitt—$428,363; Warren Barkley—$904,047; Greg Estell—$583,041 and Scott Brown—$486,206.

In the event there is a “change in control” or a Going Private Transaction (as such terms are defined in each NEO’s employment agreement), (i) all RSUs that would otherwise have vested within one year (two years in the case of Mr. Gaydon) following the effective date of such event will accelerate and vest as of such effective date, and (ii) certain PSUs may accelerate and vest as of such effective date if all applicable performance criteria will have been attained upon consummation of the transaction.

If within one year following the effective date of a change in control or Going Private Transaction (i) the NEO terminates his employment for “Good Reason” (as such term is defined in his employment agreement, which definition includes among other things any adverse change in any of the duties, power, salary, title or lines of reporting of the NEO), or (ii) the NEO’s employment is terminated by the Company without cause, (a) the Company must pay the NEO his Termination Pay promptly following such termination, (b) certain PSUs will accelerate and vest as of the effective date of such termination, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (c) certain other PSUs may accelerate and vest as of the effective date of such termination if all applicable performance criteria will have been attained upon consummation of the transaction.

If the NEO’s employment was terminated by the Company within three months preceding the effective date of a change in control or Going Private Transaction, (i) the Company must pay the NEO his Termination Pay promptly after such effective date, (ii) all RSUs that would otherwise have vested within one year following such effective date (two years in the case of Mr. Gaydon) will accelerate and vest as of such effective date, (iii) certain PSUs will accelerate and vest as of such effective date, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (iv) certain other PSUs may accelerate and vest as of such effective date if all applicable performance criteria will have been attained upon consummation of the transaction.

The estimated Termination Pay in relation to a change in control for each NEO as of March 31, 2015 is as follows: Neil Gaydon—$1,703,937; Kelly Schmitt—$428,363; Warren Barkley—$904,047; Greg Estell—$583,041 and Scott Brown—$486,206.

The employment agreements with the NEOs provide that the NEO will not be entitled to any severance compensation or any bonus or prorated bonus payment upon a voluntary resignation.

Compensation of Directors

On May 26, 2010, the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected. The policy was amended in May 2011 as the annual payment for serving as chairman and a member of the Compensation Committee were adjusted at that time. Pursuant to that policy as amended, the following independent directors not affiliated with a Shareholder: Messrs. Mueller, Hagerty and McKinnon, are entitled to receive an annual retainer of $40,000 each plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, Corporate Governance and Nominating Committee	12,000
Member, Corporate Governance and Nominating Committee	6,000
Chair, Compensation Committee	12,000
Member, Compensation Committee	6,000

Concurrent with his appointment as Chairman of the Board, which was effective May 15, 2014, Mr. Mueller became entitled to receive an annual retainer of $70,000 (in addition to the $40,000 annual retainer amount paid to all directors not affiliated with a Shareholder) for serving as the Chairman of the Board. However, he receives no other annual payments for any work done as chair or member of any committee.

All the directors are reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings. Independent directors not affiliated with a Shareholder receive attendance fees as set out below for Board and committee meetings that are in addition to regularly scheduled meetings as set forth in a meeting calendar at the beginning of each fiscal year. The attendance fees are $1,500 for meetings in excess of four hours in duration; $750 for meetings between two and four hours in duration; and $375 for meetings that are less than two hours in duration.

The Company does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation paid or earned by the directors (who were not also NEOs) during fiscal 2015:

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Options ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(1)	Total ($)(1)
David Martin(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nancy Knowlton(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller(6)	107,875	36,265	Nil	Nil	Nil	Nil	144,140
Robert C. Hagerty(5)(6)	74,875	36,265	Nil	Nil	Nil	Nil	111,140
Ian McKinnon	71,125	36,265	Nil	Nil	Nil	Nil	107,390
Gary Hughes(4)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	All amounts were paid in U.S. dollars.

(2)	All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing per-share price of a Common Share on the NASDAQ on the effective date of grant, multiplied by the number of DSUs granted.
(3)	Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the Board on April 17, 2014.
(4)	Mr. Hughes did not receive any compensation for fiscal 2015 for serving as a member of the Board.
(5)	On April 17, 2014, Mr. Hagerty was appointed by the Board as Acting Chairman. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director.
(6)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues his role as Chair of the Audit Committee.

Outstanding Options and Share-Based Awards

Details of options and share-based awards granted to directors (who are not also NEOs) that were outstanding as of March 31, 2015 are set forth in the following table:

	Options				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed
David Martin(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nancy Knowlton(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael J. Mueller(5)	20,000	17.00	July 15, 2015	Nil	Nil	Nil	68,310
Robert C. Hagerty(4)(5)	20,000	17.00	July 15, 2015	Nil	Nil	Nil	68,310
Ian McKinnon	Nil	Nil	Nil	Nil	Nil	Nil	43,910
Gary Hughes	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22. “In-the-money” means the amount by which the per-share market price of a Common Share on that date exceeded the per-share option exercise price.
(2)	All share-based awards are in U.S. dollars. The market value of the DSUs and RSUs are based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2015, which was $1.22.
(3)	Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the board on April 17, 2014.
(4)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director.
(5)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board, He continues in his role as Chair of the Audit Committee.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and Share-based awards as well as non-equity compensation paid to the directors (who were not also NEOs) during fiscal 2015:

Name	Options—Vested Value vested during the year ($)(1)		Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation—Value earned during the year ($)
David Martin(2)	Nil		69,301	(3)	N/A
Nancy Knowlton(2)	Nil		69,301	(3)	N/A
Michael J. Mueller(5)	Nil	(6)	36,265	(7)	Nil
Robert C. Hagerty(4)(5)	Nil	(6)	36,265	(7)	Nil
Ian McKinnon	N/A		36,265	(7)	Nil
Gary Hughes	N/A		N/A		N/A

(1)	The value of vested options was calculated using the closing per-share price of a Common Share on the NASDAQ on the vesting date, and it reflects the amount by which such per-share price exceeded the per-share option exercise price. The value of options that were “out-of-the-money” is nil as the per-share market value of the Common Shares underlying the options was less than the per-share option exercise price.
(2)	Mr. Martin and Ms. Knowlton, being non-independent directors, did not receive any compensation for serving as directors for fiscal 2015. Mr. Martin and Ms. Knowlton resigned from the board on April 17, 2014.
(3)	This represents the value of RSUs vested and paid during fiscal 2015. The RSUs that vested were settled in Common Shares, the value of which is based on the closing per-share price of a Common Share on the vesting dates.
(4)	On April 17, 2014, Mr. Hagerty was appointed by the Board of Directors as Acting Chairman. When Mr. Mueller was appointed Chairman of the Board on May 15, 2014, Mr. Hagerty resumed his role as independent director.
(5)	Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. He continues in his role as Chair of the Audit Committee.
(6)	One-quarter of the options issued to Messrs. Hagerty and Mueller at the time of the IPO pursuant to the Equity Incentive Plan vested during fiscal 2015. Since July 2010, no option grants have been awarded to the other independent directors of the Company. All options that vested during fiscal 2015 were “out-of-the-money,” as at all times during fiscal year 2015 the per-share market value of the Common Shares underlying the options was less than the per-share option exercise price.
(7)	The share-based awards issued to the independent directors not affiliated with a Shareholder pursuant to the Equity Incentive Plan are DSUs and are for the purposes of this table considered to be fully vested during fiscal 2015 but are not paid out until the resignation or death of a director.

C. Board Practices

The term of office of each director expires at the next annual general meeting of Shareholders. See Item 6A “Directors and Senior Management” for details regarding the period during which each director has served on the Board.

As of May 14, 2015, The Board has determined that four of the five members are “independent” within the meaning of National Instrument 58-101 as prescribed by the Canadian Securities Administrators. The four independent directors of the Company are Robert C. Hagerty, Michael J. Mueller, Ian McKinnon and Gary Hughes. Because he is employed by the Company, Mr. Gaydon is not considered to be an independent member of the Board.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board meeting. Messrs. Mueller, Hagerty and McKinnon, who serve on the committees established by the Board, conduct in camera sessions involving only the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee that require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

Mr. Martin, the former Chairman of the Board, resigned from the Board on April 17, 2014, and Mr. Hagerty was appointed by the Board as Acting Chairman. Effective May 15, 2014, Mr. Mueller was appointed Chairman of the Board. The role of the Chairman of the Board includes ensuring that the Board discharges its duties to the Company and its Shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Company and setting the agendas for the meetings of the Board and its committees in consultation with the CEO of the Company.

No member of the Board is entitled to benefits from the Company under any service contracts when the member ceases to serve as a director.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. A charter has been adopted for each of these committees, and each committee’s members and functions are described below.

Audit Committee

The members of the Audit Committee are Messrs. Michael J. Mueller (Chair), Robert C. Hagerty and Ian McKinnon, all of whom are “independent” as defined in Rule 5605(a)(2) of the NASDAQ and able to read and understand fundamental financial statements. See also Item 16A and Item 16G.

The Audit Committee assists the Board in fulfilling its oversight responsibilities by overseeing the accounting, treasury, financial reporting and risk management processes, and the reviews and audits of the financial statements of the Company.

Compensation Committee

The members of the Compensation Committee are Messrs. Robert C. Hagerty (Chair), Michael J. Mueller and Ian McKinnon.

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

Corporate Governance and Nominating Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Ian McKinnon (Chair), Robert C. Hagerty and Michael J. Mueller.

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

D. Employees

As of March 31, 2015, the Company and its subsidiaries employed 795 people worldwide. The Company’s employees in France and Brazil are covered by a collective bargaining agreement, and the Company believes its relationships with the unions representing these employees are good. The following table sets forth information concerning our employees by geographic location for the past three fiscal years:

	Fiscal Year Ended March 31,
	2015	2014	2013
Canada	570	689	748
United States	136	92	79
Other Countries	89	127	215

	795	908	1,042

E. Share Ownership

The following table sets forth certain information concerning the direct and beneficial ownership of Common Shares at May 8, 2015 by each director, each NEO, and all directors and officers of the Company as a group. Each Common Share entitles its holder to one vote. There are no arrangements involving employee ownership of capital of the Company besides the grant of options or other awards under the Amended and Restated Equity Incentive Plan:

	Common Shares
Name	Shares(1)	% Class(1)	% Total Share Capital(1)	% Total Voting Power(1)
Michael J. Mueller	125,992	0.1	0.1	0.1
Ian McKinnon	35,992	0.0	0.0	0.0
Robert C. Hagerty	75,992	0.1	0.1	0.1
Gary Hughes(3)	Nil	N/A	N/A	N/A
Neil Gaydon	262,551	0.2	0.2	0.2
Kelly Schmitt	140,604	0.1	0.1	0.1
Warren Barkley	107,915	0.1	0.1	0.1
Greg Estell	104,861	0.1	0.1	0.1
Scott Brown	99,988	0.1	0.1	0.1
All directors and officers of the Company as a group(2)	1,194,133	1.0	1.0	1.0

(1)	Includes Common Shares subject to options, RSUs and DSUs granted under the Equity Incentive Plan that (i) are vested as of May 8, 2015, and (ii) will or could vest by July 14, 2015.
(2)	Includes directors and the members of senior management listed under Item 6A.
(3)	Mr. Hughes does not directly or beneficially own any Common Shares, but he is an Operating Executive of Apax Partners, which beneficially owns 37,658,083 Common Shares held of record by entities related to it and by funds it advises or manages.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Company, as at May 8, 2015, the only persons or entities (other than securities depositories) that beneficially own, directly or indirectly, or exercise control or discretion over, voting securities carrying more than 5% of the voting rights attached to the Common Shares:

Shareholder	Type of Ownership	Number of Common Shares(1)(5)	% Total Share Capital	% Total Voting Power(1)
Entities related to and funds advised or managed by Apax Partners(2)	Direct	37,658,083	30.9	30.9
Intel Corporation(3)	Direct	17,466,633	14.3	14.3
David Martin(4)	Direct and Indirect	27,258,162	22.4	22.4
Nancy Knowlton(4)	Direct and Indirect	27,257,162	22.4	22.4

(1)	On April 17, 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares.

(2)	Represents Common Shares beneficially owned by PCV Belge SCS, which is managed by Apax Guernsey Managers Ltd., Apax US VII, L.P. and Apax Europe V (a collective of nine partnerships comprised of Apax Europe V—A, L.P., Apax Europe V—B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V—D, L.P., Apax Europe V—E, L.P., Apax Europe V—F, C.V., Apax Europe V—G, C.V., Apax Europe V—1, LP and Apax Europe V—2, LP), which are advised by Apax Partners, LP and Apax Partners LLP. PCV Belge SCS, Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the Common Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN.
(3)	The address of Intel Corporation (“Intel”) is 2200 Mission College Boulevard, Santa Clara, California.
(4)	517,440 Common Shares are held directly by Mr. Martin and 516,440 Common Shares are held directly by Ms. Knowlton. 26,740,772 Common Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other, and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Common Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Nureva Inc., 10th floor 1221 8th Street SW Calgary, AB T2R 0L4 Canada.
(5)	Based on information in the System for Electronic Disclosure by Insiders (SEDI) as at May 8, 2015.

On May 8, 2015, there were approximately 20 holders of record of Common Shares, of which 5 holders, holding approximately 46% of the outstanding Common Shares, were resident in the United States, and 15 holders, holding approximately 54% of the outstanding Common Shares, were resident in other countries.

B. Related Party Transactions

Registration Rights

In connection with the investment in our Company by Apax Partners in 2007, we entered into a registration rights agreement with Intel, Apax Partners and IFF, which was amended and restated in connection with the IPO. Those holders will be entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the United States and/or the securities laws of the provinces and territories of Canada of the Common Shares owned beneficially by them that are referred to as “registrable securities,” as follows.

Underwritten Demand Registration Rights

Each of Intel, Apax Partners and IFF may request that we register for an underwritten offering no less than $50 million of registrable securities, referred to as “underwritten demands.” Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States registration statement and/or a Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effective by the SEC or cleared by the Canadian Securities Administrators. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Each of Apax Partners, Intel and IFF, may request that we file a United States shelf registration statement and/or a Canadian shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon their request, we must, subject to some restrictions and limitations, prepare and file a United States shelf registration statement and/or a Canadian shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that shelf registration statement or Canadian shelf prospectus covering the sale of the number of shares of registrable securities that are subject to the request to be declared effectively by the SEC or cleared by the applicable Canadian Securities Commission. Each of Apax Partners, Intel and IFF is entitled to request that we effect underwritten offerings pursuant to such shelf registration statement or Canadian shelf prospectus, referred to as “underwritten takedowns.”

Limits on Registration Requests

Each of Apax Partners, Intel and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if we propose to register any of our Common Shares or equity securities convertible into or exchangeable for our Common Shares under the applicable U.S. securities laws or the applicable securities laws of any province of Canada, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the underwriters of the offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Securityholders Agreement

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement that, as subsequently amended, provides that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

On April 17, 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton. Neither IFF nor Intel is currently represented on the Board.

Director and Officer Indemnification

Our By-laws contain provisions for the indemnification of our directors and officers. Additionally we have entered into indemnity agreements with all of our directors and executive officers. We have also entered into indemnity agreements with certain officers and key employees of our main operating subsidiary, SMART Technologies ULC, and other affiliated companies.

Employment Agreements

We have entered into employment agreements with each of our NEOs.

Equity Incentive Plan

Each of our NEOs has been or may be granted stock options, restricted share units and performance share units pursuant to the Equity Incentive Plan. Messrs. Hagerty, Mueller and McKinnon have been granted stock options and deferred share units under that plan.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our directors and executive officers.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The Common Shares trade on the NASDAQ under the symbol “SMT”, and the TSX under the symbol “SMA”.

The following table sets forth the high and low trading prices for a Common Share on the NASDAQ and TSX for the periods indicated:

	NASDAQ (USD)			TSX (CAD)
Annual Highs and Lows	High	Low	Volume	High	Low	Volume
Fiscal 2011 (from July 15, 2010)	18.00	7.93	181,190,431	18.35	8.00	13,548,806
Fiscal 2012	10.81	2.97	90,959,866	10.38	2.97	7,022,069
Fiscal 2013	3.06	1.10	39,560,253	3.06	1.04	7,143,743
Fiscal 2014	5.28	1.14	47,565,118	5.90	1.30	6,159,420
Fiscal 2015	5.00	1.10	34,757,169	5.53	1.32	7,098,827

	NASDAQ (USD)			TSX (CAD)
Quarterly Highs and Lows for Fiscal 2014 and 2015	High	Low	Volume	High	Low	Volume
First Quarter Fiscal 2014	1.55	1.14	4,267,007	1.57	1.30	1,024,918
Second Quarter Fiscal 2014	3.16	1.32	13,346,632	3.25	1.39	1,073,735
Third Quarter Fiscal 2014	2.94	1.87	7,357,423	3.11	2.00	935,648
Fourth Quarter Fiscal 2014	5.28	2.00	22,594,056	5.90	2.11	3,125,119
First Quarter Fiscal 2015	5.00	2.40	12,768,649	5.53	2.64	2,953,595
Second Quarter Fiscal 2015	2.91	1.55	8,035,776	3.06	1.71	1,859,848
Third Quarter Fiscal 2015	1.65	1.15	6,686,918	1.88	1.34	1,212,829
Fourth Quarter Fiscal 2015	1.74	1.10	7,265,826	2.09	1.32	1,072,555

Monthly Highs and Lows
November 2014	1.55	1.25	2,006,149	1.75	1.40	429,570
December 2014	1.65	1.15	2,577,581	1.88	1.34	447,480
January 2015	1.74	1.10	2,861,878	2.09	1.32	670,614
February 2015	1.60	1.16	2,040,713	1.99	1.45	220,226
March 2015	1.39	1.13	2,363,235	1.73	1.43	181,715
April 2015	1.27	1.15	1,265,336	1.62	1.37	116,391
May 2015 (through May 8)	1.29	1.15	498,801	1.55	1.37	52,972

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Common Shares (designated Class A Subordinate Voting Shares until August 7, 2014, when they were redesignated as Common Shares pursuant to an amendment to the Articles of Incorporation of the Company) have been listed for trading on the NASDAQ and the TSX since July 15, 2010.

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

A quorum for the transaction of business at any meeting of the Shareholders is two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for such a Shareholder, and together holding or representing five percent of our outstanding shares entitled to vote at the meeting. Holders of the Common Shares are entitled to attend general meetings. The Company’s directors and our auditors are entitled to attend any meeting of the Shareholders, but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a Shareholder or proxyholder entitled to vote at the meeting.

Limitations on the Right to Own Securities

Our Articles do not provide for any limitations on the rights to own our securities.

Change of Control

Our Articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us. See, however, “—The concentration of voting power and control with our co-founders, Intel and Apax Partners may limit Shareholders’ ability to influence corporate matters, including takeovers.”

Shareholder Ownership Disclosure

Although U.S. and Canadian securities laws regarding share ownership by certain persons require certain disclosure, our Articles do not provide for any ownership threshold above which Share ownership must be disclosed.

C. Material Contracts

The Company has not entered into any material contracts since May 15, 2013, except for (i) the Term Loan Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Certain Other Lenders, (ii) the ABL Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, Swing Line Lender and Joint ABL Agent, Morgan Stanley Bank, N.A.,

as L/C Issuer, Bank of America, N.A., as Joint ABL Agent, and Certain Other Lenders, and (iii) the Master Services Agreement dated as of March 31, 2015 by and between WIPRO Solutions Canada Limited and SMART Technologies ULC. For additional information concerning the Term loan and the ABL, see Note 10 to our consolidated financial statements in Item 18 of this annual report.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws of Canada or exchange restrictions affecting the remittance of dividends, interest, royalties or similar payments to non-resident holders of the Company’s securities, except as described in the section of this annual report entitled “Taxation.”

E. Taxation

Material Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a “U.S. Holder”), who acquires Common Shares and who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) at all relevant times is resident in the United States and is neither resident nor deemed to be resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm’s length and is not affiliated with the Company, holds such Common Shares as capital property, and does not use or hold, and is not deemed to use or hold, the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the Canadian Tax Act), or is an insurer to which the Common Shares are designated insurance property (as defined in the Canadian Tax Act).

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, U.S. Holders of Common Shares should consult their own tax advisors with respect to the income tax consequences to them having regard to their particular circumstances.

All amounts relevant in computing a U.S. Holder’s liability under the Canadian Tax Act are to be computed in Canadian dollars.

Taxation of Dividends

By virtue of the Canadian Tax Act and the Tax Treaty, dividends (including stock dividends) on Common Shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividends will generally be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that

U.S. Holder is a company that beneficially owns (or is deemed to beneficially own) at least 10% of the voting stock of the Company. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, generally are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such organizations, the Company would not be required to withhold such tax from dividends paid or credited to them.

Disposition of Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of Common Shares unless the Common Shares constitute or are deemed to constitute “taxable Canadian property” other than “treaty-protected property”, as defined in the Canadian Tax Act, at the time of such disposition. Generally, Common Shares will not be “taxable Canadian property” to a U.S. Holder at a particular time, where the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (B) more than 50% of the fair market value of Common Shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) “Canadian resource properties”, (iii) “timber resource properties” and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the Common Shares of a particular U.S. Holder could be deemed to be “taxable Canadian property” to that holder. Even if the Common Shares are “taxable Canadian property” to a U.S. Holder, they generally will be “treaty-protected property” to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from “real property situated in Canada” as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the Common Shares should not be considered derived principally from such “real property situated in Canada” at any relevant time, any gain realized by the U.S. Holder upon the disposition of the Common Shares generally will be exempt from tax under the Canadian Tax Act.

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

We also file reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at its System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

Our filings with the SEC and the Canadian Securities Administrators may also be accessed electronically from our website at www.smarttech.com.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas:

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could affect our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

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

These programs reduce, but do not entirely eliminate, the effect of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss on the consolidated statements of operations.

For fiscal 2015, our net income would have decreased by approximately $5 million with a 10.0% depreciation in the average value of the Canadian dollar compared to the U.S. dollar, primarily as a result of our U.S. dollar-denominated debt, our U.S. dollar-denominated revenue and our Canadian dollar-denominated operating expenses. Our net income would have decreased with a 10.0% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $5 million, primarily as a result of revenue denominated in Euros.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rate. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. We currently have not entered into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors, including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

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

In connection with the IPO, we and the holders of our Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement, which as subsequently amended provided that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

On April 17, 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held August 7, 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton. Neither IFF nor Intel is currently represented on the Board.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of March 31, 2015, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and CEO and the Vice President, Finance and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and CEO and the VP, Finance and CFO have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of March 31, 2015, the Company’s internal control over financial reporting was effective.

Attestation report of the registered public accounting firm

Please see the Report of Independent Registered Public Accounting Firm included in the Company’s Consolidated Financial Statements at Item 18. Financial Statements, which report is incorporated by reference into this Item 15.

Changes in internal control over financial reporting

During fiscal 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Michael J. Mueller qualifies as an “audit committee financial expert” as defined in the Instructions to Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in Rule 5605(a)(2) of the NASDAQ.

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

A copy of the relevant code has been provided to each of the directors, officers and employees, and each such person is required to acknowledge annually that he or she has read and will abide by the provisions of the relevant code and has disclosed any transactions or matters of potential conflict. A copy of the relevant code is provided to each new director, officer and employee, and each such person is required to acknowledge that he or she has read and will abide by the provisions of the relevant code, by signing appropriate acknowledgements included in the offer package, before commencing activities as a director, officer, or employee, as the case may be. The Code of Conduct acknowledgments are maintained electronically in the Company’s employee relations software. The Code of Ethics acknowledgments are maintained manually by the Company’s legal department.

The Board is responsible for determining appropriate actions to be taken in the event of violations of either code. Such actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to each code.

The Company has also adopted a Statement of Policy Regarding Insider Trading and Confidentiality that prohibits personnel from trading in securities of the Company while in possession of material non-public information or of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with the Company.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by KPMG, the Company’s independent registered public accounting firm, for fiscal 2014 and fiscal 2015 for professional services rendered are as follows:

	Fiscal Year Ended March 31,
	2015	2014
	(in thousands)
Audit fees	$662	$765
Tax fees	301	338
All other fees	8	99

Total	$971	$1,202

Audit Fees

The audit fees described above were billed for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or statutory audits of subsidiaries for those fiscal years.

Audit-Related Fees

There were no fees billed by KPMG during fiscal 2015 and fiscal 2014 for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported as “audit fees” above.

Tax Fees

The tax fees described above were billed for professional services rendered by KPMG for tax compliance and tax planning advice.

All Other Fees

The aggregate fees billed for professional services related to general accounting training and providing assistance in assessing the effect of various options related to the future operations of NextWindow during fiscal 2014.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The Common Shares are quoted for trading on the NASDAQ under the symbol SMT. As a Canadian corporation listed on the NASDAQ, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NASDAQ corporate governance standards:

Director Independence

Rule 5605(b)(1) of the NASDAQ requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2), unless this is not required by the home country of the listed company. We follow applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent. Upon the resignation of Mr. David Martin and Ms. Nancy Knowlton from the Board on April 17, 2014, the number of members of the Board was reduced from seven to five. Four of these five members are “independent directors” as defined in Rule 5605(a)(2). In addition, Rule 5605(c)(2)(A) of the NASDAQ requires that all of the members of the audit committee of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2), and Rule 5605(c)(2)(A) requires that they be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement, and statement of cash flows. The Board has determined that all of the members of its Audit Committee are (i) “independent directors” as defined in Rule 5605(a)(2), and (ii) able to read and understand fundamental financial statements, and the Company’s Audit Committee thus satisfies all NASDAQ requirements.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of SMART Technologies Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.3(2)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.4(3)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.5(4)	Amended and Restated By-laws of the Registrant

2.1(3)	Specimen certificate evidencing Common Shares

4.1(5)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the Shareholders of SMART Technologies Inc. named therein.

4.2(4)	Amended and Restated Equity Incentive Plan

4.3(4)	Form of Stock Option Agreement

4.4(4)	Form of RSU Agreement for U.S. Participants

4.5(4)	Form of Performance RSU Agreement for U.S. Participants

4.6(4)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.7(4)	Amended and Restated Participant Equity Loan Plan (PELP)

4.8(4)	Amended and Restated Loan Agreement (PELP)

4.9(4)	Amended and Restated Pledge Agreement (PELP)

4.10(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Warren Barkley

4.11(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Neil Gaydon

4.12(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Kelly Schmitt

4.13(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Scott Brown

Exhibit No.	Description

4.14(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Greg Estell

4.15(3)	Form of Director and Officer Indemnification Agreement

4.16(3)	Term Loan Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Certain Other Lenders

4.17(3)	ABL Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, Swing Line Lender and Joint ABL Agent, Morgan Stanley Bank, N.A., as L/C Issuer, Bank of America, N.A., as Joint ABL Agent, and Certain Other Lenders

4.18(4)	Lease between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

4.19(3)	Master Services Agreement dated as of March 31, 2015 by and between WIPRO Solutions Canada Limited and SMART Technologies ULC

8.1(3)	Subsidiaries of the Registrant

11.1(3)	Code of Conduct

11.2(4)	Code of Ethics for CEO and Senior Financial Officers

12.1(3)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(3)(6)	XBRL Instance Document

101.SCH(3)(6)	XBRL Taxonomy Extension Schema Document

101.CAL(3)(6)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(3)(6)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(3)(6)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(3)(6)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 24, 2010, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Filed herewith.
(4)	Previously filed as an exhibit to the Registrant’s annual report on Form 20-F (No. 001-34798), filed with the SEC on June 27, 2013, and incorporated herein by reference.
(4)	Filed herewith.
(5)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.
(6)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SMART TECHNOLOGIES INC.

	By:	/s/ Jeffrey A. Losch
Jeffrey A. Losch
Dated: May 15, 2015		Vice President, Legal and General Counsel

Consolidated Financial Statements of

SMART Technologies Inc.

Years ended March 31, 2015, 2014 and 2013

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2015 and 2014, the consolidated statements of operations, comprehensive income (loss), shareholders’ deficit and cash flows for each of the years in the three year period ended March 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2015 and March 31, 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2015 in accordance with U.S. generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 14, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of SMART Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

May 14, 2015

Calgary, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.:

We have audited SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SMART Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting for the year ended March 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, SMART Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SMART Technologies Inc. as of March 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated May 14, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

May 14, 2015

Calgary, Canada

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31,

	2015	2014	2013
Revenue (note 1 (k))	$492,919	$589,174	$589,370
Cost of sales	261,057	340,107	322,429

Gross margin	231,862	249,067	266,941

Operating expenses
Selling, marketing and administration	103,561	116,681	176,243
Research and development	43,606	40,267	48,811
Depreciation and amortization of property and equipment (note 5)	11,266	16,357	21,190
Amortization of intangible assets (notes 1(h) and 7)	71	22,367	9,571
Restructuring costs (note 2)	6,108	5,891	20,774
Impairment of goodwill (note 6)	—	—	34,173
Impairment of property and equipment (note 5)	—	—	2,194
(Gain) loss on sale of long-lived assets (note 7)	(84)	(4,151)	88

	164,528	197,412	313,044

Operating income (loss)	67,334	51,655	(46,103)

Non-operating expenses
Interest expense	19,958	21,446	12,761
Foreign exchange loss	11,107	9,904	5,003
Other income	(712)	(759)	(394)

	30,353	30,591	17,370

Income (loss) before income taxes	36,981	21,064	(63,473)

Income tax expense (recovery) (note 13)
Current	(1,945)	5,097	(1,315)
Deferred	14,798	(4,577)	(7,663)

	12,853	520	(8,978)

Net income (loss)	$24,128	$20,544	$(54,495)

Earnings (loss) per share (note 14)
Basic	$0.20	$0.17	$(0.45)
Diluted	$0.19	$0.16	$(0.45)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (Loss)

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Net income (loss)	$24,128	$20,544	$(54,495)
Other comprehensive income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(1,216)	3,280	1,572
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $281 ($394 and $96 for the years ended March 31, 2014 and March 31, 2013, respectively)	5,774	3,993	473
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the year ended March 31, 2015	(422)	—	—

	4,136	7,273	2,045

Total comprehensive income (loss)	$28,264	$27,817	$(52,450)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2015	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$54,465	$58,146
Trade receivables, net of allowance for receivables of $4,392 and $3,182 (note 3)	61,584	86,809
Other current assets	6,466	9,228
Income taxes recoverable	7,432	2,996
Inventory (note 4)	51,638	78,191
Deferred income taxes (note 13)	8,052	27,045

	189,637	262,415

Property and equipment (note 5)	54,745	73,615
Intangible assets (notes 1(h) and note 7)	249	449
Deferred income taxes (note 13)	8,304	6,788
Deferred financing fees (note 10(b))	2,462	3,859
Other long-term assets	354	407

	$255,751	$347,533

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$18,678	$31,075
Accrued and other current liabilities (note 8)	44,340	82,936
Deferred revenue	13,134	74,115
Current portion of capital lease obligation (note 5)	1,103	1,184
Current portion of long-term debt (note 10)	10,156	9,375

	87,411	198,685

Long-term debt (note 10)	96,342	104,923
Capital lease obligation (note 5)	53,818	62,950
Other long-term liabilities	938	201
Deferred revenue	11,787	9,745

	250,296	376,504
Commitments and contingencies (note 15)
Shareholders’ equity (deficit)
Share capital (note 11)
Common Shares – no par value; unlimited shares authorized; issued and outstanding 122,190,913 and 42,172,275	696,151	456,474
Class B Shares – no par value; unlimited shares authorized; outstanding – 0 and 79,464,195	—	238,407
Treasury Shares (Common Shares) – issued 410,502	(840)	(840)
Accumulated other comprehensive income (loss)	2,672	(1,464)
Additional paid-in capital (notes 11 and 12)	48,630	43,738
Deficit	(741,158)	(765,286)

	5,455	(28,971)

	$255,751	$347,533

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Share capital stated amount (note 11)
Balance, beginning of year	$694,041	$692,270	$696,399
Participant Equity Loan Plan (note 11)	234	603	680
Repurchase of common shares (note 11)	—	—	(5,435)
Stock-based compensation expense (note 12)	—	—	218
Shares issued under stock plans (note 11)	1,036	1,168	408

Balance, end of year	695,311	694,041	692,270
Accumulated other comprehensive income (loss)
Balance, beginning of year	(1,464)	(8,737)	(10,782)
Other comprehensive income	4,136	7,273	2,045

Balance, end of year	2,672	(1,464)	(8,737)
Additional paid-in capital
Balance, beginning of year	43,738	41,281	34,109
Participant Equity Loan Plan (note 11)	—	—	(171)
Repurchase of common shares (note 11)	—	—	4,685
Stock-based compensation expense (note 12)	5,910	3,603	3,066
Shares issued under stock plans (note 11)	(1,018)	(1,146)	(408)

Balance, end of year	48,630	43,738	41,281
Deficit
Balance, beginning of year	(765,286)	(785,830)	(731,335)
Net income (loss)	24,128	20,544	(54,495)

Balance, end of year	(741,158)	(765,286)	(785,830)

Total shareholders’ equity (deficit)	$5,455	$(28,971)	$(61,016)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31,

	2015	2014	2013
Cash provided by (used in)
Operations
Net income (loss)	$24,128	$20,544	$(54,495)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization of property and equipment (note 5)	16,619	25,875	24,950
Amortization of intangible assets (note 7)	160	22,463	9,571
Amortization of deferred financing fees (note 10(b))	1,023	3,471	2,155
Non-cash interest expense on long-term debt	1,338	374	260
Non-cash expense (recovery) in other liabilities	98	(3,870)	(1,200)
Stock-based compensation expense	5,910	3,603	3,284
Unrealized loss on foreign exchange	12,478	10,627	7,129
Deferred income tax expense (recovery)	14,798	(4,577)	(7,663)
Impairment of goodwill	—	—	34,173
Gain on liquidation of foreign subsidiary	(422)	—	—
(Gain) loss on sale of long-lived assets	(84)	(4,151)	88
Impairment of property and equipment	—	—	2,194
Trade receivables	19,829	(26,356)	26,321
Other current assets	2,197	1,053	2,564
Inventory	19,288	(18,634)	43,796
Income taxes recoverable and payable	(5,864)	21,746	(16,197)
Accounts payable, accrued and other current liabilities	(40,231)	7,378	(6,509)
Deferred revenue	(53,574)	(29,530)	(84)
Other long-term assets	—	(465)	—

Cash provided by operating activities	17,691	29,551	70,337
Investing
Capital expenditures	(6,691)	(11,383)	(19,269)
Proceeds from sale of long-lived assets	116	4,221	49
Intangible assets	—	—	(201)
Proceeds from sale-leaseback, net (note 5)	—	76,216	—

Cash (used in) provided by investing activities	(6,575)	69,054	(19,421)
Financing
Repurchase of common shares	—	—	(750)
Proceeds from credit facilities and long-term borrowings	5,000	127,950	—
Repayment of credit facilities and long-term borrowings	(14,375)	(302,912)	(3,050)
Financing fees paid	(12)	(4,824)	—
Repayment of capital lease obligation	(1,152)	(1,361)	—
Participant Equity Loan Plan, net	224	559	480
Common shares issued	19	22	—

Cash used in financing activities	(10,296)	(180,566)	(3,320)
Effect of exchange rate changes on cash and cash equivalents	(4,501)	(1,276)	(1,748)

Net (decrease) increase in cash and cash equivalents	(3,681)	(83,237)	45,848
Cash and cash equivalents, beginning of year	58,146	141,383	95,535

Cash and cash equivalents, end of year	$54,465	$58,146	$141,383

Cash and cash equivalents are comprised as follows
Cash	$26,592	$31,434	$24,318
Cash equivalents	27,873	26,712	117,065

	$54,465	$58,146	$141,383

Supplemental cash flow disclosures:
Interest paid	$15,110	$15,043	$10,398
Income taxes paid	$8,542	$3,093	$14,981
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$135	$1,564	$2,292
Non-cash acquisition of asset under capital lease	$—	$70,936	$—

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

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

Through its wholly owned subsidiary, SMART Technologies ULC, and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive display category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

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

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, restructuring provisions, stock-based compensation, deferred income taxes, investment tax credits, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries outside the United States (“U.S.”) and New Zealand, which solely provide sales and marketing support, have the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss. The Company’s U.S. and New Zealand

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

operating subsidiaries have the U.S. dollar as their functional currency and its Japanese operating subsidiary had the Japanese Yen as its functional currency. The Company completed the wind down of its Japanese subsidiary in fiscal year 2015. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries’ financial results are credited or charged to foreign currency translation included in other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income for the period and accumulated other comprehensive loss as part of shareholders’ deficit.

(d) Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost, which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates collectability of specific customer receivables based on a variety of factors on a periodic basis. The Company considers currency risk, geopolitical risk, payment history, customer stability, the age of the trade receivable balances and other factors that may affect the resellers’ and distributors’ ability to pay. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered.

(f) Inventories

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or market. Cost includes the cost of the material plus the applicable share of overhead. If the cost of the inventory exceeds its market value, provisions are made for the difference between the cost and the market value.

(g) Property and equipment

Property and equipment is recorded at cost and depreciated over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives are generally as follows: asset under capital lease, 20 years; information systems, hardware and software, two to four years; assembly equipment, furniture, fixtures and other, two to four years; and leasehold improvements, two to four years. The Company capitalizes certain internal and external costs incurred to acquire or develop internal use software. Capitalized software costs are amortized over its useful life, which ranges from two to four years. Depreciation expense related to equipment used in assembly operations held at the Company’s contract manufacturers is included in cost of sales.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(h) Long-lived assets including goodwill and intangible assets

The Company reviews property and equipment and intangible assets, excluding goodwill, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair value.

Goodwill is not amortized, but is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired.

All of the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated useful lives, ranging from four to ten years. When there is a change in the estimated useful life of an intangible asset, amortization is adjusted prospectively. In fiscal 2014, the Company reassessed the estimated useful lives of certain of its intangible assets. See Note 7 – Intangible assets for further discussion of this change in accounting estimate. Amortization expense related to the Company’s capitalized software product that is marketed to others is included in cost of sales.

(i) Deferred financing fees

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

(j) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term, and included in depreciation and amortization of property and equipment in the consolidated statements of operations. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease agreement.

Gains associated with the fiscal 2014 sale-leaseback transaction are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(k) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

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

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. The Company has agreements with certain distributors which allow for stock rotation rights and price protection. The Company recognizes an allowance for stock rotation rights and price protection based on historical experience. The provision is recorded as a reduction to revenue in the period during which the related revenue is recognized. Revenue is recorded net of sales taxes collected from customers that are remitted to government authorities with the collected sales taxes recorded as current liabilities until remitted to the relevant government authority.

Revenue recognition for arrangements with multiple deliverables

Substantially all the Company’s revenue is made up of the sales of interactive displays and accessories. Interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. For multiple-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

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

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its products.

The Company is unable to determine VSOE for its deliverables as they are not sold in significant volumes on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

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

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multiple-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory April 2014, the Company ceased its past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales was expected to end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades was amortized. No further changes in estimate were made after September 2013. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. For fiscal 2015, the effect of this change on operating income and net income was an increase of $37,839 and $28,379 (2014 – $20,303 and $15,227) respectively and the impact on earnings per share was $0.23 and $0.22 (2014 – $0.13 and $0.12) on a basic and diluted basis.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights separately from hardware. For software arrangements involving multiple-elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over one year, the estimated period that such items are delivered or that services are provided.

(l) Comprehensive income (loss)

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

For the years ended March 31, 2015, 2014 and 2013

(m) Financial instruments

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

Financial Accounting Standards Board (“FASB”) ASC 815 – Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

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

(n) Income taxes

In accordance with FASB ASC 740 – Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(o) Investment tax credits

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

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(p) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore all product development costs are expensed as incurred.

(q) Earnings per share

Per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(r) Warranty provision

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

(s) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the graded method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

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

(t) Participant Equity Loan Plan

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

For the years ended March 31, 2015, 2014 and 2013

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

(u) Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable, provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

(v) Recent accounting guidance adopted

In March 2013, the Financial Accounting Standards Board (“FASB”) issued guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This guidance was adopted beginning April 1, 2014, and has been applied for the reclassification of the currency translation adjustment into net income as a result of the liquidation of a foreign subsidiary in the first quarter of fiscal 2015.

(w) Recent accounting guidance not yet adopted

In May 2014, the FASB issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016. The restructuring plan includes outsourcing of the Company’s information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$4,127	$240	$4,367
Restructuring costs paid	(38)	(207)	(245)
Currency translation adjustment	(23)	(2)	(25)

Balance at end of year	$4,066	$31	$4,097

At March 31, 2015, the accrued fiscal 2015 March restructuring obligation of $4,097 was included in accrued and other current liabilities.

(b) Fiscal 2015 restructuring

In the first quarter of fiscal 2015, the Company implemented additional cost reduction measures with the objective of improving its operating efficiencies. The restructuring plan included a change in Education sales staffing and business focus for specific regions within the Europe, Middle East and Africa operations and a reorganization of the North American sales team, to a leaner organizational structure with additional reliance placed on key channel partners. The restructuring plan was substantially completed in the second quarter of fiscal 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$1,973	$497	$2,470
Restructuring costs paid	(1,790)	(97)	(1,887)
Adjustments	(69)	(355)	(424)
Currency translation adjustment	(62)	(36)	(98)

Balance at end of year	$52	$9	$61

At March 31, 2015, the accrued fiscal 2015 restructuring obligation of $61 was included in accrued and other current liabilities.

(c) Other restructuring activities

Other fiscal 2012 to fiscal 2014 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions and the transfer of interactive display assembly operations to contract manufacturers. Restructuring plans initiated by the Company in fiscal 2012 and 2013 were completed as of March 31, 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Year ended March 31, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	221	—	284	505
Accretion expense	—	8	—	8
Restructuring costs paid	(3,375)	(4,048)	(242)	(7,665)
Adjustments	(800)	24	(42)	(818)
Currency translation adjustment	(245)	104	—	(141)

Balance at end of year	$992	$217	$—	$1,209

	Year ended March 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,890	$7,518	$84	$13,492
Restructuring costs incurred	6,374	235	681	7,290
Accretion expense	—	218	—	218
Restructuring costs paid	(5,005)	(3,949)	(530)	(9,484)
Adjustments	(1,986)	585	(216)	(1,617)
Currency translation adjustment	(82)	(478)	(19)	(579)

Balance at end of year	$5,191	$4,129	$—	$9,320

	Year ended March 31, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$—	$7,788	$—	$7,788
Restructuring costs incurred	18,119	1,010	208	19,337
Accretion expense	—	417	—	417
Restructuring costs paid	(12,002)	(2,576)	(124)	(14,702)
Adjustments	—	1,020	—	1,020
Currency translation adjustment	(227)	(141)	—	(368)

Balance at end of year	$5,890	$7,518	$84	$13,492

The Company has incurred total restructuring costs to date of $39,735, comprised of employee termination benefits of $25,673, facilities costs of $11,692 and other restructuring costs of $2,370 for the other restructuring activities discussed above.

At March 31, 2015, $1,052 (March 31, 2014 – $9,120) of the accrued other restructuring obligation was included in accrued and other current liabilities and $157 (March 31, 2014 – $200) was included in other long-term liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

3. Trade receivables

The activity in the allowance for doubtful receivables was as follows:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	$3,182	$3,500	$3,104
Charge to bad debts expense	2,288	516	3,377
Write-off of receivables	(439)	(542)	(2,909)
Currency translation adjustment	(639)	(292)	(72)

Balance at end of year	$4,392	$3,182	$3,500

4. Inventories

The components of inventories were as follows:

	March 31, 2015	March 31, 2014
Finished goods	$54,318	$77,212
Raw materials	803	10,369
Provision for obsolescence	(3,483)	(9,390)

	$51,638	$78,191

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

The components of property and equipment were as follows:

	March 31, 2015	March 31, 2014
Cost
Asset under capital lease, net	$46,030	$52,059
Information systems, hardware and software	56,054	60,660
Assembly equipment, furniture, fixtures and other	28,780	38,234
Assets under construction	1,082	3,965

	$131,946	$154,918
Accumulated depreciation and amortization
Asset under capital lease, net	$5,424	$2,946
Information systems, hardware and software	48,741	49,197
Assembly equipment, furniture, fixtures and other	23,036	29,160

	$77,201	$81,303
Net book value
Asset under capital lease, net	$40,606	$49,113
Information systems, hardware and software	7,313	11,463
Assembly equipment, furniture, fixtures and other	5,744	9,074
Assets under construction	1,082	3,965

	$54,745	$73,615

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Depreciation and amortization expense was $16,619, $25,875 and $24,950 in fiscal years 2015, 2014 and 2013, respectively. The amount of depreciation expense included in cost of sales amounted to $5,353, $9,518 and $3,760 for fiscal years 2015, 2014 and 2013, respectively.

During fiscal 2013, the Company concluded that the carrying amount of certain assets was not recoverable and recorded an impairment charge of $2,194 primarily related to discontinued information system projects.

Sale-leaseback transaction

In fiscal 2014, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The effective interest rate on the capital lease obligation outstanding was 6.6%. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

Future minimum annual payments under capital lease at March 31, 2015 are as follows:

Fiscal year ending March 31,

Annual minimum lease payments
2016	$4,690
2017	4,690
2018	4,690
2019	5,033
2020	5,065
2021 and thereafter	72,502

Total minimum lease payments	$96,670
Less: imputed interest on capital lease	41,749

Present value of minimum lease payments	$54,921

6. Goodwill

Changes in the carrying amount of goodwill during fiscal year 2013 were as follows:

Balance at March 31, 2012	$34,173
Impairment of goodwill	(34,173)

$—

In fiscal 2013, the continuing decline of both the Company’s share price and revenue had reached levels where management concluded that it was more likely than not that a goodwill impairment existed. Based on the results of the second step of the goodwill impairment test, it was concluded that the full carrying value of goodwill was impaired. The Company recorded a goodwill impairment charge of $34,173 and reported this amount as a separate line item in the consolidated statements of operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

7. Intangible Assets

The components of intangible assets, all of which are finite-lived, were as follows:

	March 31, 2015	March 31, 2014
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,801	3,918

	$50,901	$51,018
Accumulated amortization
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,552	3,469

	$50,652	$50,569
Net book value
Acquired technology	$—	$—
Customer relationships	—	—
Other intellectual property	249	449

	$249	$449

During the third quarter of fiscal 2014, the Company reassessed the estimated useful lives of its acquired technology, customer relationships and certain other intellectual property, due to a decline in the optical touch sensor market for desktop displays. The Company changed the estimated useful lives of these intangible assets to end March 31, 2014. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively. For fiscal 2014, the change in estimate increased amortization by $12,833, decreased net income by $9,240 and earnings per share by $0.08 on a basic and $0.07 on a diluted basis.

Amortization expense of finite-lived intangibles was $160, $22,463 and $9,571 for fiscal years 2015, 2014 and 2013, respectively. The amount of amortization expense included in cost of sales amounted to $89, $96 and $0 for fiscal years 2015, 2014 and 2013, respectively.

During the fourth quarter of fiscal 2014, the Company sold several internally generated intangible assets to a third party resulting in a gain on sale of $4,170.

8. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	March 31, 2015	March 31, 2014
Accrued warranty and related costs (note 9)	$11,448	$17,775
Accrued compensation and employee benefits	8,418	17,230
Accrued restructuring liabilities (note 2)	5,210	9,120
Other current liabilities	19,264	38,811

	$44,340	$82,936

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Other accrued liabilities, as noted in the table above, include, among other things, freight liabilities, in-transit inventory liabilities and marketing program liabilities, none of which are greater than 5% of the current liabilities balance.

9. Product warranty

Changes in the accrued warranty obligation were as follows:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	$17,775	$19,794	$17,514
Actual warranty costs incurred	(12,552)	(10,995)	(13,765)
Warranty provision	8,274	10,502	16,373
Adjustments for changes in estimate	—	—	31
Currency translation adjustment	(2,049)	(1,526)	(359)

Balance at end of year	$11,448	$17,775	$19,794

10. Long-term debt and credit facilities

The components of long-term debt were as follows:

	March 31, 2015	March 31, 2014
Term loan	$110,938	$120,313
Unamortized debt discount	(4,440)	(6,015)
Current portion of long-term debt	(10,156)	(9,375)

	$96,342	$104,923

Long-term debt repayments for each of the next five years are as follows:

	Fiscal year ending March 31,
	2016	2017	2018	2019	2020	Total
Long-term debt principal	$10,156	$12,500	$88,282	$—	$—	$110,938
Future interest obligations on long-term debt	$11,467	$10,231	$7,543	$—	$—	$29,241

All debt and credit facilities are U.S. dollar facilities.

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) and a four-year, $50,000 asset-based loan (the “ABL”). The Term loan and the ABL are secured by substantially all assets of the Company and certain subsidiaries. The ABL was undrawn as of March 31, 2015 and 2014.

The Term loan requires mandatory annual repayments of 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years on a quarterly basis. In addition, the Term loan is subject to an annual

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

excess cash flow sweep beginning March 31, 2014 and each proceeding year after. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time. For fiscal 2015, no repayments were required.

Borrowings under the Term loan bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. Borrowings under the ABL bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is priced at LIBOR plus 2.5% at March 31, 2015.

The Company recognized a discount of $7,050 which has been presented as a reduction of the Term loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 12.4%.

The Company had outstanding letters of credit totaling $1,000 at March 31, 2015 and $8,000 at March 31, 2014. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the ABL.

(b) Deferred financing fees

In July 2013, the Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the credit facility refinancing and the subsequent full repayment of the previous first lien facility. These fees are included in interest expense. In July 2013, the Company incurred fees of $4,541 relating to the Term loan and the ABL.

The Company recorded amortization of deferred financing fees of $1,023, $3,471 and $2,155 for fiscal years 2015, 2014 and 2013, respectively.

11. Share capital

(a) Share capital

In April 2014, the Company announced the conversion of 79,464,195 Class B Shares into single-vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Common Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders. Each Common Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of incorporation or prescribed by applicable laws.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The share capital activity was as follows:

	Stated amount	Shares outstanding
Common Shares
Balance, March 31, 2012	$458,585	41,981,110
Participant Equity Loan Plan	996	—
Stock-based compensation	557	115,015
Shares repurchased for cancellation	(5,435)	(574,954)

Balance, March 31, 2013	$454,703	41,521,171
Participant Equity Loan Plan	603	—
Shares issued under stock plans	1,168	651,104

Balance, March 31, 2014	$456,474	42,172,275
April 2014 share conversion	238,407	79,464,195
Participant Equity Loan Plan	234	—
Shares issued under stock plans	1,036	554,443

Balance, March 31, 2015	$696,151	122,190,913
Common Shares – Treasury Shares
Balance, March 31, 2012	$(593)	(218,300)
Participant Equity Loan Plan	(316)	(217,500)
Stock-based compensation	69	25,298

Balance, March 31, 2013	$(840)	(410,502)

Balance, March 31, 2014	$(840)	(410,502)

Balance, March 31, 2015	$(840)	(410,502)
Class B Shares
Balance, March 31, 2012	$238,407	79,464,195

Balance, March 31, 2013	$238,407	79,464,195

Balance, March 31, 2014	$238,407	79,464,195
April 2014 share conversion	(238,407)	(79,464,195)

Balance, March 31, 2015	$—	—

Total share capital	$695,311	121,780,411

(b) Participant Equity Loan Plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase Class A Subordinate Voting Shares of the Company at fair value as determined by a third party valuation.

In 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the Initial Public Offering (“IPO”) transaction would become unrestricted in two equal installments on each of the following two anniversary dates of the IPO. The impact of the Plan amendment was fully amortized at September 30, 2012.

In November 2012, the Plan was amended so that additional compensation was also provided to Plan participants for the purpose of loan repayments.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The compensatory benefit, as a result of these amendments, of the 541,975 Plan shares with outstanding loans was determined at the Plan amendment date using the Black-Scholes-Merton (“BSM”) option pricing model. In fiscal 2015, $0 (2014 – $0; 2013 – $339) was recognized as stock-based compensation related to plan activities with an offset to additional paid-in capital.

During fiscal 2013, 297,500 shares of employees who left the Company were repurchased by a subsidiary company. Stock-based compensation paid related to these repurchases amounted to $53.

(c) Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. The shares were purchased in the open market at prevailing market prices over a 12-month period between August 25, 2011 and August 24, 2012. In fiscal 2013, the Company repurchased for cancellation 494,954 Class A Subordinate Voting Shares at an average price of $1.51 per share for a total purchase price of $750, resulting in a reduction to stated capital of $5,435 and corresponding credit to additional paid-in capital of $4,685. During the share repurchase plan period, the Company repurchased for cancellation 2,822,440 Class A Subordinate Voting Shares at an average price of $3.72 per share for a total purchase price of $10,505. All the repurchased shares have been cancelled.

(d) Issuance of treasury shares

In fiscal 2013, 115,015 Class A Subordinate Voting Shares were issued at the current market price for settlement of vested RSUs, resulting in a net increase in share capital of $408 and a reduction in additional paid-in capital of $408.

12. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, and employees of the Company and its subsidiaries. The Company has reserved for issuance Common Shares representing up to 12% of the total outstanding Common Shares. At March 31, 2015 there were 5,131,188 stock-based awards available for future grant.

(a) Stock options

Stock options may be settled in cash or shares of the Company at the option of the Company. Stock options vest either over three to four years or cliff-vest after three years, and have a five-year contractual term.

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions:

	Year ended March 31,
	2015	2014	2013
Weighted average fair value of options granted	$1.01	$0.94	$0.72
Risk-free interest rate	1.19%	0.70%	0.54%
Volatility	64.85%	61.51%	63.00%
Expected life in years	4.0	3.5	4.0
Expected dividend yield	0.00%	0.00%	0.00%

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for fiscal 2015 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s stock option plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2012	3,000,657	$9.11	3.97	$—
Granted	1,172,000	1.50	—
Exercised	—	—	—
Forfeited	(1,084,462)	7.39	—

Balance at March 31, 2013	3,088,195	$6.86	3.42	$37
Granted	1,128,980	2.12	—
Exercised	(13,375)	1.62	—
Forfeited	(742,460)	8.85	—

Balance at March 31, 2014	3,461,340	$4.91	2.77	$5,901
Granted	2,252,781	2.04	—
Exercised	(11,625)	1.62	—
Forfeited	(733,636)	4.54	—

Balance at March 31, 2015	4,968,860	$3.67	2.03	$—

Vested or expected to vest as of March 31, 2015	4,312,021	$3.92	1.98	$—
Exercisable at March 31, 2015	1,719,343	$6.35	1.58	$—

As at March 31, 2015, the total compensation cost not yet recognized related to unvested stock options was $1,412. This amount is expected to be recognized over the next 35 months on a weighted-average basis. Cash received from stock options exercised for fiscal 2015 was $19 (2014 – $22; 2013 – $0). The total intrinsic value of stock options exercised in fiscal 2015 was $6 (2014 – $17; 2013 – $0).

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors not affiliated with a shareholder of the Company, and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s deferred share plan:

	Year ended March 31,
	2015	2014	2013
Balance at beginning of year	103,750	60,000	30,000
Granted	44,226	63,750	30,000
Exercised	—	(20,000)	—
Forfeited	—	—	—

Balance at end of year	147,976	103,750	60,000

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company. Time-based RSUs either vest over three to four years or cliff-vest after three years. Performance-based RSUs vest after three years upon meeting certain three-year financial target and strategic objectives.

During fiscal years 2015, 2014 and 2013, the following activity occurred under the Company’s restricted share plan:

	Number of time-based RSU	Weighted- average fair value	Number of performance- based RSU	Weighted- average fair value
Balance at March 31, 2012	230,950	$5.82	364,125	$5.82
Granted	2,483,000	1.28	197,000	1.27
Exercised	(140,313)	3.93	—	—
Forfeited	(741,801)	1.43	(473,500)	4.19

Balance at March 31, 2013	1,831,836	$1.59	87,625	$4.37
Granted	350,000	1.82	4,750,000	1.50
Exercised	(617,729)	1.73	—	—
Forfeited	(421,260)	1.35	(737,500)	1.59

Balance at March 31, 2014	1,142,847	$1.67	4,100,125	$1.54
Granted	595,309	2.19	—	—
Exercised	(542,818)	1.86	—	—
Forfeited	(182,452)	1.53	(698,125)	1.84

Balance at March 31, 2015	1,012,886	$1.90	3,402,000	$1.48

As at March 31, 2015, estimated total compensation expense not yet recognized related to all unvested RSUs was $5,156, which is expected to be recognized over the next 33 months.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(d) Stock-based compensation expense

A summary of the stock-based compensation expense included in the Consolidated Statements of Operations for fiscal years 2015, 2014 and 2013 are as follows:

	Year ended March 31,
	2015	2014	2013
Research and development	$894	$360	$328
Selling, general and administrative	5,016	3,243	2,956

Total stock-based compensation expense	$5,910	$3,603	$3,284

13. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Year ended March 31,
	2015	2014	2013
Income (loss) before income taxes
Domestic	$17,435	$30,594	$(14,139)
Foreign	19,546	(9,530)	(49,334)

	$36,981	$21,064	$(63,473)
Combined tax rate	25.00%	25.00%	25.00%

Expected income tax expense (recovery)	$9,245	$5,266	$(15,868)
Adjustments
Non-deductible, non-taxable items	3,684	1,768	2,138
Impairment of goodwill	—	—	8,543
Variation in foreign tax rates	1,646	1,000	275
Deferred income tax rate differences	—	—	305
Change in valuation allowance	1,446	(2,807)	1,296
Investment tax credits – current year	(2,243)	(3,798)	(5,471)
Investment tax credits – prior years	(375)	(1,378)	(172)
Other	(550)	469	(24)

Income tax expense (recovery)	$12,853	$520	$(8,978)

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The components of the deferred income tax assets and liabilities were as follows:

	March 31, 2015	March 31, 2014
Deferred income tax assets
Inventory	$146	$—
Non-capital losses	1,953	—
Foreign non-capital losses	5,691	3,849
Allowance for doubtful receivables	135	445
Derivative contracts	—	61
Property and equipment	1,399	1,077
Deferred revenue	6,765	23,777
Capital lease obligation	818	589
Accrued restructuring obligation	269	2,107
Accrued warranty obligation	4,933	4,589
Deferred financing fees	256	54
Long term debt	2,090	392
Intangible assets	88	552
Other	503	606
Investment tax credits	(651)	—

	24,395	38,098
Deferred income tax liabilities
Inventory	—	58
Valuation Allowance	8,039	3,025
Investment tax credits	—	1,182

	8,039	4,265

Net deferred income tax asset	$16,356	$33,833

Deferred income tax asset – current	$8,052	$27,045
Deferred income tax asset – long-term	8,304	6,788

	$16,356	$33,833

The Company had consolidated non-capital losses for income tax purposes of $28,182 at March 31, 2015 (March 31, 2014 – $12,574; March 31, 2013 – $35,529), of which $7,890 will expire at various times through 2035 and $20,292 will carry forward indefinitely.

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

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

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

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statements of operations. The Company recognized interest and penalty expense (recovery) related to tax matters of $49, ($13) and $29 for fiscal years 2015, 2014 and 2013, respectively.

14. Earnings (loss) per share amounts

Basic earnings (loss) per share is computed based on the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed based on the weighted average number of Common Shares plus the effect of dilutive potential Common Shares outstanding during the period using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted earnings (loss) per share were as follows:

	Year ended March 31,
	2015	2014	2013
Net income (loss) for basic and diluted earnings per share available to common shareholders	$24,128	$20,544	$(54,495)
Weighted-average number of shares outstanding – basic	121,581,694	120,997,027	120,744,832
Effect of dilutive securities – stock-based compensation	4,936,429	5,823,144	—

Weighted-average number of shares outstanding – diluted	126,518,123	126,820,171	120,744,832

Earnings (loss) per share
Basic	$0.20	$0.17	$(0.45)
Diluted	$0.19	$0.16	$(0.45)

Anti-dilutive securities excluded from the calculations of diluted earnings per share were 173,048, 117,916 and nil for fiscal years 2015, 2014 and 2013, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

15. Commitments and contingencies

(a)	Commitments

	Fiscal year ending March 31,
	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2,074	$1,910	$1,895	$1,643	$1,602	$9,124

The operating lease commitments relate primarily to office space and represent the minimum commitments under these agreements. The lease terms range from 3 to 12 years. In the third quarter of fiscal 2015, the Company entered into a lease agreement which provides one multi-year lease renewal option and lease incentives of CDN$799. The Company incurred rental expense of $2,132, $2,436 and $3,418 for fiscal years 2015, 2014 and 2013, respectively.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2015. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

16. Segment disclosure

In fiscal 2013, the Company announced a plan to move to a new organizational structure to improve efficiency, execution and customer experience. The Company is now organized based on differences in type of customer. The Education and Enterprise segments provide interactive displays and related hardware, software and services focusing on education and enterprise customers. The NextWindow segment provided desktop and large format interactive display components. The Company’s reportable segments are based on its organizational structure and the internal management information reviewed by its Chief Operating Decision Maker (“CODM”). The Company’s CODM has been identified as its Chief Executive Officer, who reviews internal management information to make decisions about allocating resources and to evaluate segment performance. Comparative periods have been restated to reflect the new organizational structure.

The Company derives the segment results directly from its internal management reporting system. The accounting policies of the segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies. The CODM evaluates the performance of the reportable segments based on Revenue and Adjusted EBITDA.

Adjusted EBITDA is defined as net income before interest income and expense, income taxes, depreciation and amortization as well as adjusting for the following items: foreign exchange gains or losses, the difference between deferred revenue and deferred revenue recognized (“change in deferred revenue”), stock-based compensation, costs of restructuring, impairment of property and equipment and gains or losses on sale of long-lived assets. The definition of Adjusted EBITDA is consistent for all periods presented.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

Management allocates some overhead costs to cost of sales in determining segment Adjusted EBITDA. Certain operating expenses are not allocated to segments because they are separately managed at the corporate level. These unallocated costs include research and development, corporate marketing expenses, general and administrative costs, such as management, finance, legal, information systems and human resources and restructuring costs. Intercompany transactions are not included in segment financial information as they are not provided to the CODM. Asset data is not reviewed by the CODM at the segment level.

The following table shows the revenue and Adjusted EBITDA by reportable segments for each of the last two years. Effective in fiscal 2015 the Company moved to a new organizational structure where three reportable segments were identified compared to fiscal 2013 and 2014 where the Company reported under a single segment. As a result of the changes to our organizational structure, we have not presented our fiscal 2013 segment results because we have determined that it is impracticable to do so as discrete financial information is not available for fiscal 2013.

At the end of fiscal 2015, the Company completed a reorganization which combined the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments will be centralized at the corporate level. As a result, we do not expect to have multiple reportable segments in the first quarter of fiscal 2016.

	Year ended March 31,
	2015	2014	2013
Revenue:
Education	$395,233	$439,669	N/A
Enterprise	91,477	93,994	N/A
NextWindow	6,209	55,511	N/A

	$492,919	$589,174	$589,370

Adjusted EBITDA:
Education	$99,179	$143,473	N/A
Enterprise	11,500	16,102	N/A
NextWindow	3,418	5,315	N/A
Corporate(1)	(79,734)	(90,442)	N/A

	$34,363	$74,448	$48,821

(1)

Certain corporate level activity is not allocated to segments, including research and development, corporate marketing expenses, general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

The reconciliation from Adjusted EBITDA to the consolidated financial statements was as follows:

	Year ended March 31,
	2015	2014	2013
Adjusted EBITDA	$34,363	$74,448	$48,821
Adjustments:
Change in deferred revenue	(61,595)	(30,792)	(510)
Stock-based compensation expense	5,910	3,603	3,284
Depreciation in cost of sales	5,353	9,518	3,760
Depreciation and amortization	11,337	38,724	30,761
Restructuring costs	6,108	5,891	21,174
(Gain) loss on sale of long-lived assets	(84)	(4,151)	88
Impairment of assets	—	—	36,367
Interest expense	19,958	21,446	12,761
Foreign exchange loss	11,107	9,904	5,003
Other income	(712)	(759)	(394)

Income (loss) before income taxes	$36,981	$21,064	$(63,473)

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Year ended March 31,
	2015	2014	2013
Revenue
United States	$255,544	$266,610	$329,427
Canada	37,852	62,979	43,636
Europe, Middle East and Africa	152,569	167,099	166,232
Rest of World	46,954	92,486	50,075

	$492,919	$589,174	$589,370

For fiscal year 2015, one customer accounted for 16% of total revenue. For fiscal years 2014 and 2013, no single customer accounted for more than 10% of revenues.

17. Financial instruments

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

For the years ended March 31, 2015, 2014 and 2013

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

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

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

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors as described in note 1(e). The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this counterparty risk (note 3).

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

For the years ended March 31, 2015, 2014 and 2013

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

March 31, 2015

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

March 31, 2014

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,712	$—	$—	$26,712
Derivative instruments	—	197	—	197

Total assets	$26,712	$197	$—	$26,909

Liabilities
Derivative instruments	$—	$2,492	$—	$2,492

Total liabilities	$—	$2,492	$—	$2,492

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2015, 2014 and 2013

(a) Fair value of derivative contracts

March 31, 2015
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(607 639 (320	) )	Apr 2015 to Nov 2015 Apr 2015 to Dec 2015 Apr 2015 to Nov 2015	1.1294 - 1.2152 1.4010 - 1.4938 1.7906 - 1.8354	USD 7,000 EUR 20,000 GBP 5,500

$(288)

March 31, 2014
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(430 (694 (928	) ) )	Apr 2014 to Nov 2014 Apr 2014 to Feb 2015 Apr 2014 to Feb 2015	1.0367 - 1.0946 1.3624 - 1.5652 1.5979 - 1.8645	USD 14,000 EUR 16,500 GBP 10,500

$(2,052)

Interest rate derivative contracts	$(242)		Aug 2014	0.785% - 0.850%	83% of the outstanding principal on the Term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $639 is included in other current assets at March 31, 2015 (March 31, 2014 – $197). The fair value of foreign exchange derivative contracts of $927 is included in accrued and other current liabilities at March 31, 2015 (March 31, 2014 – $2,250). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a gain of $1,295 and losses of $5,784 and $131 for fiscal years 2015, 2014 and 2013, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $0 at March 31, 2015 (March 31, 2014 – $242). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $242 and $720 and a loss of $245 for fiscal years 2015, 2014 and 2013, respectively.

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

For the years ended March 31, 2015, 2014 and 2013

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

The carrying value and fair value of the Company’s long-term debt are as follows:

	March 31, 2015		March 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$110,938	$111,424	$120,313	$122,747

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company, including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

18. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

EXHIBIT INDEX

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.3(2)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.4(3)	Articles of Amendment to the Articles of Incorporation of the Registrant

1.5(4)	Amended and Restated By-laws of the Registrant

2.1(3)	Specimen certificate evidencing Common Shares

4.1(5)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the Shareholders of SMART Technologies Inc. named therein.

4.2(4)	Amended and Restated Equity Incentive Plan

4.3(4)	Form of Stock Option Agreement

4.4(4)	Form of RSU Agreement for U.S. Participants

4.5(4)	Form of Performance RSU Agreement for U.S. Participants

4.6(4)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.7(4)	Amended and Restated Participant Equity Loan Plan (PELP)

4.8(4)	Amended and Restated Loan Agreement (PELP)

4.9(4)	Amended and Restated Pledge Agreement (PELP)

4.10(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Warren Barkley

4.11(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Neil Gaydon

4.12(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Kelly Schmitt

4.13(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Scott Brown

4.14(3)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Greg Estell

4.15(3)	Form of Director and Officer Indemnification Agreement

4.16(3)	Term Loan Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Certain Other Lenders

4.17(3)	ABL Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, Swing Line Lender and Joint ABL Agent, Morgan Stanley Bank, N.A., as L/C Issuer, Bank of America, N.A., as Joint ABL Agent, and Certain Other Lenders

1

Exhibit No.	Description

4.18(4)	Lease between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

4.19(3)	Master Services Agreement dated as of March 31, 2015 by and between WIPRO Solutions Canada Limited and SMART Technologies ULC

8.1(3)	Subsidiaries of the Registrant

11.1(3)	Code of Conduct

11.2(4)	Code of Ethics for CEO and Senior Financial Officers

12.1(3)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(3)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(3)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(3)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(3)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(3)(6)	XBRL Instance Document

101.SCH(3)(6)	XBRL Taxonomy Extension Schema Document

101.CAL(3)(6)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(3)(6)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(3)(6)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(3)(6)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 24, 2010, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Filed herewith.
(4)	Previously filed as an exhibit to the Registrant’s annual report on Form 20-F (No. 001-34798), filed with the SEC on June 27, 2013, and incorporated herein by reference.
(4)	Filed herewith.
(5)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.
(6)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

2