Form 20-F
period 2016-03-31
SMART Technologies Inc.
filed 2016-06-07
CIK 1489147

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

For the fiscal year ended March 31, 2016

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

Matt Sudak

1-888-427-6278

MattSudak@smarttech.com

3636 Research Road N.W., Calgary, Alberta Canada T2L 1Y1

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Shares, no par value	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,242,992 Common Shares as of March 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes   ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

SMART TECHNOLOGIES INC.

FORM 20-F ANNUAL REPORT

i

ii

GENERAL INTERPRETATION MATTERS

Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2016, we mean our fiscal year ended March 31, 2016. Unless otherwise indicated, all references to “$” and “dollars” in this annual report (this “Annual Report”) mean United States (“U.S.”) dollars. Certain amounts in this Annual Report may not add up due to rounding. All percentages, however, have been calculated using unrounded amounts. Capitalized terms used in this Annual Report but not defined will have the meanings given to them in our audited consolidated financial statements. Certain reclassifications have been made to prior years’ figures to conform to the current year’s presentation. In May 2016 we completed a 1-for-10 consolidation of our issued and outstanding Common Shares. All share and per share amounts in this Annual Report have been retroactively adjusted to reflect the share consolidation for all periods presented.

is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response™, SMART Notebook™, SMART Meeting Pro™, Silktouch™, Collaborate Naturally™, Object Awareness®, SMART Ink®, Pen Id™, kapp®, kapp iQ®, kapp iQ Pro™, Inspired Collaboration®, LightRaise®, SMART Table™, SMART Podium™, SMART Exchange™, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, SMART Learning Suite™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies ULC, a wholly owned subsidiary of SMART Technologies Inc., in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding”, “expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek,” “beginning,” “evolving,” “transition” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this Annual Report pertain, among other matters, to our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans, including in particular, but without limitation: (i) the decline in interactive display demand, which we believe is beginning to be offset by an early-stage replacement and upgrade cycle; (ii) the transition of education end-users from interactive whiteboards to interactive flat panels; (iii) the decrease in, or stagnation of, government spending on education; (iv) the development and production of products and services substantially similar to ours in the highly competitive industry in which we are engaged; (v) the low level of penetration of interactive display products in the enterprise market, which we believe indicates that the market is in the early stages of the product adoption curve; (vi) the potential to expand and monetize our software and service offerings by leveraging our large and loyal user base; (vii) our extensive and evolving network of knowledgeable distributors and resellers; (viii) our belief that there is a large opportunity for our enterprise solutions; (ix) our belief that we are well-positioned to capitalize on the technology trends in the education and enterprise markets; and (x) our belief that our users are loyal to our products and services.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in such statements. These risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales, including sales to the education market that continue to decline;

•	sales of our new products and services may not be sufficient to offset the overall decline in sales;

•	difficulty in predicting our sales and operating results;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	our substantial debt could adversely affect our financial condition;

•	changes to our business model;

•	our ability to execute and consummate any strategic opportunities that may be identified as a part of our strategic review, including specifically our ability to consummate a planned transaction with Foxconn Technology Group;

•	our ability to successfully manufacture, distribute, market and sell kapp as a new product in the market;

•	our ability to manage our market distribution channel, including changes related to establishing new relationships as well as managing our existing relationships with our resellers and distributors;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain, including raw material components;

•	competition in our industry, including the potential for our competitors and/or partners to form strategic alliances;

•	our ability to increase sales in the enterprise market;

•	our ability to successfully execute our strategy to expand and monetize our software and service offerings;

•	possible changes in the demand for our products;

•	the continuing shift in product mix from interactive whiteboards to interactive flat panels;

•	our ability to grow our sales in global markets;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding, including the potential shift to other technology products;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	the reliability of component supply and product assembly and logistical services provided by third parties, including their compliance with environmental laws;

•	the development of the market for interactive learning and collaboration products;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs, including any to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to manage, defend and settle litigation; and

•	other factors mentioned in the section entitled “Risk Factors.”

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

NON-GAAP MEASURES

As used in this Annual Report, “GAAP” means generally accepted accounting principles in the United States that are in effect from time to time. This Annual Report discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA.

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA have inherent limitations, and the reader should therefore not place undue reliance on them.

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period, to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below. All Adjusted Revenue amounts with respect to prior periods presented herein have been restated to reflect this change.

In the third quarter of fiscal 2016, we recognized the kapp Inventory Charge of $21 million and elected to remove this expense from our non-GAAP measures, including Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA. We removed the kapp Inventory Charge as we believe it is unusual and material, and enables us and our shareholders to better assess our operating performance in prior and future periods by improving the comparability of the financial information presented.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge, from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net (Loss) Income before interest expense, income taxes, depreciation and other income.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, as discussed in Note 1 in the audited consolidated financial statements, included in Item 18 of this Annual Report, and the kapp Inventory Charge, as discussed in Note 4 in the audited consolidated financial statements, we chose to use the non-GAAP measures of Adjusted Revenue and Adjusted Gross Margin. Although the significant impact related to the change in accounting estimate for previously sold products ended in the fourth quarter of fiscal 2015, we will continue adjusting for this change for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the after-tax effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income per share, Adjusted Net (Loss) Income, and Adjusted EBITDA to the most directly comparable GAAP measures: revenue, gross margin, gross margin percentage, net (loss) earnings per share and net (loss) income.

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin in millions of dollars:

	2016	2015	2014
Adjusted Revenue
Revenue	$348.5	$492.9	$589.2
Deferred revenue recognized—accelerated amortization	—	(61.6)	(33.8)

Adjusted Revenue	$348.5	$431.3	$555.3

Adjusted Gross Margin
Gross margin	$101.3	$231.9	$249.1
Deferred revenue recognized—accelerated amortization	—	(61.6)	(33.8)
kapp Inventory Charge	20.6	—	—

Adjusted Gross Margin	$121.9	$170.3	$215.2

The following table shows the reconciliations of net (loss) income to Adjusted Net (Loss) Income and Adjusted EBITDA in millions of dollars and basic and diluted (loss) earnings per share to Adjusted Net (Loss) Income per share:

	2016	2015	2014
Net (loss) income	(60.9)	24.1	20.5
Adjustments to net (loss) income
Amortization of intangible assets	0.1	0.1	22.4
Foreign exchange loss	1.2	11.1	9.9
Accelerated deferred revenue recognized	—	(61.6)	(33.8)
Stock-based compensation (recovery) expense	(3.8)	5.9	3.6
Restructuring costs	5.1	6.1	5.9
Gain on liquidation of foreign subsidiary(1)	—	(0.4)	—
Gain on sale of long-lived assets	—	(0.1)	(4.2)
kapp Inventory Charge	20.6	—	—

	23.1	(38.9)	3.7
Tax impact on adjustments(2)	(0.4)	(15.0)	(0.7)

Adjustments to net (loss) income, net of tax	23.5	(23.9)	4.4

Adjusted Net (Loss) Income	(37.4)	0.2	24.9
Additional adjustments to Adjusted Net (Loss) Income
Income tax expense (recovery)(3)	15.6	(2.1)	(0.1)
Depreciation in cost of sales	4.1	5.4	9.5
Depreciation of property and equipment	8.1	11.3	16.4
Interest expense	18.3	20.0	21.4
Other income(1)	(0.7)	(0.3)	(0.8)

Adjusted EBITDA	8.0	34.4	71.4

As a percent of revenue(4)	2.3%	8.0%	12.9%
Adjusted Net (Loss) Income per share
(Loss) earnings per share—basic(5)	$(4.99)	$1.98	$1.70
Adjustments to net (loss) income, net of tax, per share	1.93	(1.97)	0.36

Adjusted Net (Loss) Income per share—basic(5)	$(3.06)	$0.01	$2.06

(Loss) earnings per share—diluted(5)	$(4.99)	$1.91	$1.62
Adjustments to net (loss) income, net of tax, per share	1.93	(1.90)	0.35

Adjusted Net (Loss) Income per share—diluted(5)	$(3.06)	$0.01	$1.97

(1)	Included in Other income in the consolidated statements of operations.
(2)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(3)	Income tax expense of $16 million (2015 – $13 million; 2014 – $1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net (Loss) Income of $0.4 million for the year ended March 31, 2016 (2015 – $15 million; 2014 – $0.7 million).
(4)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by Adjusted Revenue.
(5)	All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from independent industry organizations such as Futuresource Consulting Ltd. (“Futuresource”), other third-party sources (including industry publications, surveys and forecasts) and management estimates. The Futuresource report referred to in this Annual Report is the Quarter 1 2016 World Interactive Displays Quarterly Market Track. “Interactive display” in the Futuresource report collectively refers to the product categories of interactive whiteboards and interactive flat panels. Unless otherwise indicated, management estimates are derived from publicly-available information released by independent industry analysts and third-party sources, as well as data from our internal research and historical experience, and are based on assumptions made by us based on such data and our knowledge of our industry and markets that we believe to be reasonable. Our internal research has not been verified by any independent source, and we have not independently verified any of the third-party information to which we refer. While we believe the market position, market opportunity and market share information included in this Annual Report are generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections of this Annual Report entitled “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause our results to differ materially from those we have anticipated based on our estimates and those made by independent industry analysts and third-party sources that we take into account when making our estimates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected financial data as of and for each of the years in the five-year period ended March 31, 2016 is derived from our audited consolidated financial statements. The selected financial data should be read in conjunction with the Company’s operating and financial review and prospects in Item 5 of this Annual Report, the consolidated financial statements and related notes in Item 18 of this Annual Report, and other financial information included elsewhere in this Annual Report.

	2016	2015	2014	2013	2012
	(in thousands of U.S. dollars, except shares and per share data)
Consolidated Statements of Operations Data
Revenue	348,480	492,919	589,174	589,370	745,800
Operating (loss) income	(26,017)	67,334	51,655	(46,103)	60,564
Net (loss) income	(60,903)	24,128	20,544	(54,495)	31,044

Earnings (loss) per share(1)
Basic	(4.99)	1.98	1.70	(4.51)	2.53
Diluted	(4.99)	1.91	1.62	(4.51)	2.52

Weighted-average number of shares outstanding (in thousands)(1)
Basic	12,197	12,158	12,100	12,074	12,273
Diluted	12,197	12,652	12,682	12,074	12,337

Consolidated Balance Sheet Data
Total assets	175,722	255,751	347,533	473,186	539,565
Net assets	(61,286)	5,455	(28,971)	(61,016)	(11,609)
Long-term debt (including current portion)	107,934	106,498	114,298	288,225	291,275
Share capital	695,666	695,311	694,041	692,270	696,399
Period end number of shares outstanding (in thousands)(1)	12,243	12,219	12,164	12,099	12,145

(1)	All share and per share amounts have been retroactively adjusted to reflect the May 2016 share consolidation for all periods presented.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our sales, including sales to the education market, are in decline and may continue to decline.

Our revenues have declined from $790 million in fiscal 2011 to $348 million in fiscal 2016, driven primarily from declines in our education market sales, as approximately 80% of our revenue comes from the education market. Our future sales of interactive displays to the education market in developed markets may continue to slow or decrease further as a result of differing budget priorities, competition and market saturation in those markets. See “—Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, could have a material adverse effect on our revenue” and “—We operate in a highly competitive industry.” Futuresource estimates that as of March 31, 2016, approximately 63% of classrooms in the United States and 92% of classrooms in the United Kingdom already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those markets may, or may already have, reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those markets. Futuresource estimates that interactive whiteboard sales to the education market will decrease through 2018.

We believe that we are seeing an early-stage replacement and upgrade cycle of education customers transitioning from interactive whiteboards to interactive flat panels, and we rely heavily on this cycle to grow our sales of interactive flat panels in the education market. Currently the adoption rate is not sufficiently fast to offset the decline in interactive whiteboard sales in the education market, and we cannot be certain that it will be sufficiently fast in the future. Furthermore, we cannot be certain that we will be able to compete successfully against our current and future competitors to capture a sufficient market share in the replacement and upgrade cycle when it occurs to offset the decline in our interactive whiteboard sales. See “—We operate in a highly competitive industry” and “—We face risks related to the shift in our product mix from interactive whiteboards and interactive projectors to interactive flat panels, including a decline in gross margin percentages.”

If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales of new products, sales of replacement products, sales in other markets, sales in the enterprise market or otherwise, our business, financial condition and results of operations may be materially adversely affected. See “—Sales of our new products may not be sufficient to offset the decline in our overall sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected”, “—We may not be successful in our strategy to grow in the enterprise market”, and “—We may not be successful in our strategy to monetize software and services.”

Sales of our new products and services may not be sufficient to offset the decline in our overall sales, and if sales of new products and services continue to be weak, our liquidity could be materially and adversely affected.

We are in the midst of a challenging turnaround, with our revenues having declined from $790 million in fiscal 2011 to $348 million in fiscal 2016, driven primarily by declines in our sales to the education market, including declines in sales of our legacy interactive whiteboard products. See “—Our sales, including sales to the education market, are in decline and may continue to decline.” Our strategy is to stabilize our revenues through the introduction of several new solutions for the education and enterprise markets, including interactive flat panels, kapp, kapp iQ, SMART Room Systems, our education software products and enterprise software services. In fiscal 2016, the revenue from these products and services was not sufficient to offset the decline in revenue from interactive whiteboards, which are primarily sold to the education market. We cannot be certain that the future sales of our new products and services, particularly interactive flat panels, kapp and software, will ever be sufficient to offset the decline in our education sales. If sales of new products continue to be weak, our liquidity and share price could be materially and adversely affected. See “—Our share price may be volatile and the trading price of our shares may decline.”

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

We sell a significant amount of our products to channel partners who maintain their own inventory of our products for sale to resellers and end-users. We rely on forecasts, information on sales to end-users and inventory information from our channel partners to prepare our revenue estimates for future periods. The information and forecasts we rely upon from our channel partners are sometimes inaccurate, received infrequently or not received at all. To the extent this information is inaccurate or unavailable, our revenue estimates for future periods may be unreliable. In addition, revenues relating to the education market are unpredictable in light of continued challenges with education funding and budgets, see “—Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, could have a material adverse effect on our revenue.”

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

Our exposure to credit and collectability risks on our trade receivables is higher in certain markets and our ability to mitigate such risks may be limited. While we have procedures to monitor and limit exposure to credit risk on our trade receivables, including insuring the collection of some of our international receivables, we cannot be certain that such procedures will effectively limit our credit risk and avoid losses. See “—We are subject to risks inherent in foreign operations.”

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

For fiscal 2016, we reported a net loss of $61 million and used $31 million of cash in operating activities, as a result of slower than anticipated kapp sales and significant declines in our education sales. See “—We may not be able to manufacture, market, distribute and sell our kapp products successfully” and “—Our sales, including sales to the education market, are in decline and may continue to decline.” As of March 31, 2016, we held cash and cash equivalents of $20 million, primarily in U.S. dollars and Canadian dollars, in addition to the liquidity that is available through our asset-based loan. We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next twelve months. However, the development and marketing of new products, such as kapp, the expansion of distribution channels, and our continuing commercialization of our software products and services require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of preferred shares or debt securities, the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

The level and upcoming maturities of our current and future debt could have an adverse effect on our business.

We have substantial debt outstanding, and we may incur additional indebtedness in the future. As of March 31, 2016, we had $108 million of outstanding indebtedness, including a $10 million draw on our asset-based loan.

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

Our business is going through a challenging period, and as a result, management has considered and may continue to consider changes to our business model. We have also expanded our offering of software to integrate further disparate devices in classrooms. For our enterprise segment, we have partnered with Skype for Business services and support provider to deliver various Skype for Business service offerings, and in June 2015 and December 2015, we launched kapp iQ and kapp iQ + Pro, respectively, as a part of our enterprise solutions. See “—We have entered into a strategic partnership with Microsoft and rely upon it heavily for sales of our SMART Room System.” While we believe we have an opportunity to monetize the software and services that we currently offer, in addition to expanding our software offering and charging fees for new software and service offerings, our business to date has primarily been driven by the sale of our interactive displays. See “—We may not be successful in our strategy to monetize software and services.” We are also seeing a shift in our product mix from interactive whiteboards and interactive projectors to interactive flat panels, with an attendant decline in product margin percentages. See “—We face risks related to the shift in our product mix from interactive whiteboards and interactive projectors to interactive flat panels, including a decline in gross margin percentages.”

Our business model is built on developing and maintaining an effective network of third-party distributors and resellers in the markets in which we operate. This indirect model means that our sales performance is highly dependent on the efforts of our distributors and resellers in taking our changing products and strategy to market. We also need to educate and train our channel partners continually to avoid any confusion as to the desirability of our new product offerings compared to our existing product offerings, and to be able to articulate and differentiate the value of our new offerings over those of our competitors. If our distributors and resellers fail to take our new strategy to market successfully, it could adversely affect our business. See “—We depend upon distributors and resellers to promote and sell our products.”

As a result of our strategy towards software monetization, we have developed new systems such as our Electronic Ordering Portal, or EOP, and Software Portal, or SWP. EOP enables automated order entry and processing by capturing end-user details and providing immediate confirmation of an order. SWP enables end-users and channel partners to view and monitor their software license activations and maintenance renewal dates. These systems may fail to support our new business model adequately, which could negatively affect our business, financial condition or results of operations.

These changes to our business model may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred.

We may not be able to execute and consummate any strategic opportunities that may be identified as a part of our strategic review, including specifically our ability to consummate a planned transaction with Foxconn Technology Group.

In October 2015, we embarked on a strategic review to evaluate strategic alternatives, including, but not limited to: the sale of the Company or other business combination; the recapitalization of the Company; or continuing to execute the current business model. Our Board of Directors engaged Evercore Partners as our financial advisor to assist in this process. On May 26, 2016 the Board of Directors unanimously approved the acquisition by Foxconn Technology Group of all of our outstanding Common Shares for a cash payment of US$4.50 per Common Share (the “Arrangement”) and recommended that Shareholders vote in favor of it at the Special Meeting; and 689522 N.B. Ltd. (“AcquisitionCo”) and Foxconn Singapore (Pte.) (“Foxconn” and, together with AcquisitionCo, the “Purchaser”) entered into an arrangement agreement with the Company (the “Arrangement Agreement”). The closing under the Arrangement Agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the favorable vote of the holders of at least 66 2/3% of the Company’s outstanding Common Shares represented in person or by proxy at a meeting of Shareholders to be called to consider the Arrangement. As such, there is no assurance that the Arrangement Agreement will be consummated. In the event that the Arrangement does not close, the Company could be adversely affected, and, depending on the reasons for failure to consummate the Arrangement, could also be financially liable to the Purchaser. The impact of a failure to close the Arrangement could exacerbate the Company’s exposure to various risks, including, without limitation, exposing the Company to a deterioration of our liquidity profile, our relationships with our distribution channels and customers, and our ability to win new business. Our inability to find a strategic alternative to the Arrangement in such circumstances would further exacerbate the above.

Additionally, announcement of the Arrangement Agreement may negatively impact our relationships with certain resellers, distributors and suppliers who may be uncertain of their relationship with the Company or of the Company’s strategic direction upon closing of the Arrangement, or who may be in competition with Foxconn Technology Group or its affiliates.

The Arrangement Agreement contains covenants with respect to the manner in which the Company may conduct business between signing and closing. Such covenants may limit our ability to react in a timely manner to circumstances as they arise.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company. There can be no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not approved by our shareholders or the other conditions to the Arrangement are not satisfied or waived, the Arrangement will not proceed and there can be no assurance that we will pursue or complete an alternative transaction on terms equivalent to the Arrangement or at all.

Completion of the Arrangement requires that we and the Purchaser obtain a number of judicial and regulatory approvals. If any of the required regulatory approvals cannot be obtained on terms satisfactory to the Purchaser, or at all, the Arrangement Agreement may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to our shareholders resulting from the Arrangement may be reduced. Alternatively, in the event that the Arrangement Agreement cannot be amended so as to mitigate the negative consequence of the failure to obtain a required judicial or regulatory approval, the Arrangement may not proceed at all.

We may not be able to manufacture, market, distribute and sell our kapp products successfully.

In fiscal 2016, as a result of slower than anticipated kapp sales, we halted production of our kapp products and recorded a $21 million charge against inventory and purchase commitments in the third quarter of fiscal 2016. If our current kapp sales continue to be slower than anticipated, or if any future models that we launch do not meet their anticipated sales targets, our investment in the product and any obsolete inventory we carry may need to be written down, which could have a material adverse effect on our business, financial condition or results of operations. See “—We face substantial inventory risk, including the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain for raw material and components.”

We have contracts with manufacturers with facilities in Mexico for the production of our kapp products. Should we decide to start production again, these manufacturers may not have a demonstrated ability to build such a product at the speed and in the quantities that may be required. We have also contracted with third parties to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products successfully, or the failure of products to meet quality requirements, may adversely affect our reputation and business. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner to produce a sufficient supply of products, it could have a material adverse effect on our business, financial condition or results of operations. See “—Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues”, “—We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States” and “—We face substantial inventory risk, including the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain for raw material and components.”

While we continue to see some demand for kapp, we cannot be certain that kapp will achieve broad customer acceptance. As kapp is a completely new product category for digital capture boards, we have very limited information regarding the demand for it from end-users; therefore, we cannot be certain that we will be successful with this new product category. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business could be harmed.”

We have entered into distribution agreements with respect to kapp in various regions, including the United Kingdom and Ireland and North America, and currently rely primarily upon these distributors for the execution of our go-to-market strategy for kapp in their respective regions. These distributors do not have an established record of successfully being able to sell kapp, and our sales performance with respect to kapp is highly dependent on the efforts of these distributors. In addition, we may enter into distribution agreements with respect to kapp for other regions, or to add distributors in existing regions, and we cannot be certain that our efforts to add distributors will be successful, or that such distributors will fulfill our go-to-market needs in their respective regions. We may also from time to time sell kapp directly to end-users. As we do not have an established record of successfully being able to sell kapp directly, we cannot be certain that our efforts will be successful.

kapp has a lower average selling price than an interactive display and its sales generate a correspondingly lower amount of gross margin dollars. Therefore, we cannot be certain that kapp will result in levels of revenue and gross margin equivalent to those that we have experienced in the past with interactive displays.

We have very limited experience in retail sales pricing. If we are not able to offer kapp at a price acceptable to end-users, it may not achieve broad customer acceptance. In addition, our current and future competitors may deliver similar products and services or provide more attractively priced, enhanced or better-quality products and services than we do, which may, among other things, increase pressure on us to discount pricing on existing and any potential future kapp-related products. We may not be able to compete successfully against our current and future competitors in the digital capture board market, as potential future competitors may have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do.

Because it is a new product, kapp has, from time to time, contained and may continue to contain design defects that are difficult to detect and correct. The occurrence of defects in our products could result in loss of, or delay in, market acceptance of our products, and could harm our brand. Correcting such defects could require a significant expenditure of capital. The consequences of such defects and the related claims could have a material adverse effect on our reputation and our business, financial condition and results of operations. See “—Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.”

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

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively, and they may offer competing interactive display products. We therefore depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot be certain that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

•	the degree to which our resellers and distributors actively promote our products;

•	the extent to which our resellers and distributors offer, promote or develop competitive products;

•	the quality of installation, training and other support services offered by our resellers and distributors; and

•	the ability to market and sell our software products successfully.

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

Our ability to sell our products effectively through resellers and distributors depends on the financial viability of our channel members, over which we have limited control. In the event a reseller or distributor experiences financial difficulty, as we have seen with some of our channel members, their ability to continue to sell our products will be impaired. In such circumstances the Company may also have increased exposure to end-users who may have previously purchased products from such reseller of distributor, and who may now turn to SMART for support that would have normally been provided by such reseller or distributor. In May 2016 we learned that our long-standing distributor in the United Kingdom and Ireland had entered into administration proceedings in the United Kingdom under the Insolvency Act 1986 (c. 45), as amended by the Enterprise Act 2002 (c. 40). While the Company is in the process of establishing a new distribution and reseller network in the United Kingdom and Ireland, we do not have a history of running such a network and we may not be successful in replacing sales previously handled by our long-standing distributor.

Our reseller and distributor networks may also react negatively to certain product or channel changes that the Company has implemented or may implement in the future, which could result in reduced sales and promotional efforts on the part of such channel members.

Globally, we rely on a limited number of distributors for our enterprise products and services, including Westcon Group, Inc., with whom we entered into a new distribution arrangement in 2014, and upon whom we rely primarily in North America, Europe, Australia, New Zealand, and the Middle East. The sales performance of our enterprise products and services is highly dependent on the efforts of our distributors in serving the needs of our channel partners; the sales performance of many of our products, including kapp iQ and SMART Room System, is also highly dependent on the efforts of our distributors worldwide.

We rely on highly skilled personnel, and if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain highly skilled employees. Over the past three fiscal years, we have made significant reductions in our personnel in Canada and other countries.

Competition for highly skilled management, technical, research and development, engineering and sales personnel and other employees is intense in the high-technology industry, and we may not be able to attract or retain highly qualified personnel in the future, including as a result of our restructuring activities. Also, we may not be successful in hiring qualified personnel for our Seattle office. In addition, we have established offshore engineering and software development operations, and local events, such as natural disasters, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, may interrupt these operations.

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

We depend to a large extent upon the continued service of key members of our senior management team. In particular, our Executive team is critical to the overall management of our company and the development of our technology, our culture and our strategic direction, as well as the successful execution of the strategy and resulting financial performance. The loss of services of any of our key personnel could seriously harm our business. Future changes to our executive and senior management teams, including new executive hires or departures, could cause disruption to the business and have a negative effect on our operating performance, particularly while these operational areas are in transition. Competition for qualified executive and other management personnel is intense, and we may not be successful in attracting or retaining such personnel. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

We face substantial inventory risk, including the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain for raw material and components.

As we develop or announce new products and services, many of our older products and services will reach the end of their life cycle. In addition, we may decide or may be required to discontinue sales of certain products or services, or not pursue the development of certain products or services, as a result of such factors, including expected demand, lower than expected sales, litigation or government action. As we discontinue the manufacturing and sale of these products and services, we must manage the liquidation of inventory, supplier commitments and customer expectations. In addition, we record a write-down for product and component inventories that have become obsolete, can no longer be sold or exceed anticipated demand or net realizable value, and accrue any necessary purchase commitments related to excess products and components. Our financial condition and results of operations could be materially and adversely affected in the future by any failure on our part to manage inventory levels properly or respond to short-term shifts in customer demand patterns.

No assurance can be given that we will not incur additional related costs with respect to our existing or future products given the rapid and unpredictable pace of product obsolescence in the industry in which we compete.

We must order components for our products and build inventory in advance of product announcements and shipments. Components are normally acquired through purchase orders based on projected demand. Because our markets are volatile, competitive and subject to rapid technology and price changes, and we may fail to forecast demand for our new products accurately or may order or produce excess or insufficient inventories of finished products or their components.

We significantly increased our inventory and purchase commitments related to SMART kapp to meet the estimated sales forecasts. A portion of this increase led to charges against inventory and purchase commitments of approximately $21 million in the third quarter of fiscal 2016. Additional complexity and uncertainty exists with forecasting related to the introduction of any new product. See “—We may not be able to manufacture, market, distribute and sell our kapp products successfully” and “—If we are unable to continually enhance our products and develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business will be harmed.”

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter our markets. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Panasonic Corporation, and LG Electronics Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Polycom, Inc., ShenZhen iBoard Technology Co., Ltd., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and may continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and may promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively affected by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, DisplayNote Technologies, Mimio LLC and Blackboard Inc. that provide software offerings with features similar to those of to our software products.

Many of our current and potential future competitors may have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. Other competitors may bring to market low cost or lower specification products as a means to enter the global marketplace for interactive technologies. In addition, low cost competitors have appeared in major and secondary markets such as China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources, and in some cases are required to purchase from the lowest bidder. Some of our current and potential competitors may have lower cost product offerings and a lower cost structure, and/or they may be able to provide products and services at little or no profit. Because we have positioned our product and brand at a premium quality level, we do not actively compete with these product offerings. While we attempt to price our products competitively based upon the relative features they offer, due to our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See “—If we are unable to continually enhance our products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business could be harmed.”

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

A substantial majority of our revenue historically has been derived from sales to the education market, which sales are in decline. See “—Our sales, including sales to the education market, are in decline and may continue to decline.” Our business strategy therefore depends in part upon expanding our sales to the enterprise market. However, there has not been widespread adoption of interactive display and collaboration products in this market, and these products may fail to achieve wide acceptance or acceptance may be at a slower rate than anticipated. Successful expansion into the enterprise market will require us to continue to augment and develop new distributor and reseller relationships, and we may not be successful in developing those relationships. We will also be required to continue to develop a sales force that is successful at selling our product offerings to the enterprise market as well as an effective go-to-market strategy. In addition, widespread acceptance of our collaboration products and services may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use, and a lack of appreciation of the contribution they can make to enterprises. We may not be successful in achieving penetration in the enterprise market for other reasons as well. In addition, our brand is less recognized in the enterprise market than it is in the education market.

Our business strategy in the enterprise market depends, in part, upon sales of our SMART Room Systems (“SRS”). We have entered into a strategic partnership with Microsoft that enables us to develop SRS using Skype for Business, and to sell SRS to companies who have Skype for Business deployments. Any deterioration or change in the terms of this partnership, including a different view of the role of strategic partners in the Skype for Business Room System category by Microsoft and the introduction of competing products by Microsoft such as Surface Hub, could have a material adverse effect on the continued development and sales of SRS, both of which would negatively affect our revenue and results of operations. See “—We have entered into and rely upon a strategic partnership with Microsoft and rely upon it heavily for sale of our SMART Room System.”

In June 2015 and December 2015, we launched kapp iQ and kapp iQ + Pro, respectively, as a part of our enterprise solutions. As kapp is a completely new product category for digital capture boards, we have very limited information regarding the demand for it from end-users. kapp products have a lower average selling price than SRS, and its sales generate a correspondingly lower amount of gross margin dollars. Therefore, we cannot be certain that our kapp products will result in levels of revenue and gross margin equivalent to those that we have experienced in the past with SRS. We cannot be certain that we will be successful with this new product category or that its sales will be sufficient to replace any decline in SRS revenue. See “—If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business could be harmed.”

Furthermore, our ability to grow our sales to the enterprise market successfully depends to a large extent upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales to the education market to fund our operating expenses. If we cannot continue to augment and develop new distributor and reseller relationships successfully, market our brand, develop strategic alliances and innovate new technologies due to, among other things, decreased revenue from the education market, we may not be successful in our strategy to grow in the enterprise market.

We may not be successful in our strategy to monetize software and services.

We continue to work to monetize software and services that we previously provided for free with our hardware. We have also expanded our offering of software to integrate further disparate devices in classrooms. Successful expansion into the software market will require us to develop new distribution channels to sell our software products, develop adequate back office support and ordering systems for our software products, and develop a robust renewal base for our software products. We will also be required to develop a sales force that is successful at selling software as well as an effective go-to-market strategy. If we cannot develop these in a sufficiently short timeframe, our strategy to monetize software may be negatively affected. Historically, the coupling of our software with hardware has been a differentiating factor for our hardware. Sales of our interactive displays could be negatively affected by our software strategy as customers now have the ability to pair our software with lower cost competitor product offerings and our interactive displays are more comparable to those offered by our competitors as a result of our products being offered without free software and without software updates and upgrades for the life of the product. While we believe that we have an opportunity to monetize the software and services that are currently being used, in addition to expanding our software offering and charging fees for new software, those efforts have not been sufficiently successful to offset the overall decline in our sales to the education market, and we may not be successful in our strategy to monetize software and services.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any further significant reduction in sales of these products would materially harm our business.

We generated approximately 89% of our revenue from sales of our interactive displays during fiscal 2016. Our competitors have introduced attractive alternatives to our interactive displays, and we have experienced a decrease in sales as customers migrate to those alternative products. See “—We operate in a highly competitive industry.” Any further significant decreases in sales of interactive displays would materially harm our business.

We face risks related to the shift in our product mix from interactive whiteboards and interactive projectors to interactive flat panels, including a decline in gross margin percentages.

We have seen a shift in our product mix from interactive whiteboards and interactive projectors to interactive flat panels, and we anticipate this shift to continue. Futuresource estimates that in calendar year 2015, interactive flat panels accounted for more than one-half of all interactive displays sold to educational institutions worldwide. We believe this shift is primarily driven by the fact that customers prefer the high resolution and better touch, durability and usability of an interactive flat panel compared to a projector-based interactive whiteboard. Pricing of interactive flat panels has also declined, and the total cost of ownership over time of an interactive flat panel in some cases is less than that of an interactive white board and projector combination.

Sales of interactive flat panels have lower gross margin percentages than sales of interactive whiteboards. We have experienced a year-over-year decline in sales related to our core product, interactive whiteboards, and we expect this trend to continue. See “—Our sales, including sales to the education market, are in decline and may continue to decline.” The shift to interactive flat panels has increased our product cost, as we are dependent upon pricing for critical components of these products that is set by third parties, and any increases in such pricing lowers our gross margin percentages.

According to Futuresource, there is a preference for interactive projectors in certain markets, including Latin America, and this technology is showing growth in worldwide sales. Sales of interactive projectors typically have lower gross margin percentages than sales of interactive whiteboards. We believe this shift is primarily driven by the lower cost of interactive projectors over competing technologies (interactive whiteboards and interactive flat panels) and the ability of these projectors to provide a larger viewing area.

We may not be able to compete successfully against our current and future competitors in the interactive flat panel markets as our brand is less recognized in these markets and our current market share in these markets is significantly lower than those of some of our competitors. Some of our competitors have greater name recognition, larger customer bases, higher market share and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. In addition, product differentiation in the interactive flat panel market tends to be more difficult for customers to understand, and customers may gravitate toward more recognized brand names in those markets as a result.

We face significant challenges growing our sales in global markets.

As the market for interactive learning and collaboration products and services in North America and the United Kingdom has become more saturated, the growth rate of our revenue in those markets has decreased, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized products and services specifically designed for each country in which we seek to grow our sales and to sell those products and services at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. For example, our SMART amp collaborative learning software is currently available only in English, Spanish and French. If we are not able to develop, or choose not to support, customized products and services for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot be certain that we will be able to develop successfully or support customized products and services for each foreign country in which we seek to grow our sales, or that our products and services, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely affect revenue. Moreover, the economies of some of the countries in which we have sales have in the past suffered from currency devaluation. If such events occur again, they could potentially make our products too expensive to buy and adversely affect revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates, and to the extent broadband growth in emerging markets slows, our growth in international markets could be adversely affected.

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

The market for interactive learning and collaboration products and services is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to, or replace, our interactive displays. For example, we have observed significant spending on non-interactive display technology infrastructure by school districts in the United States whose technology budgets could otherwise have been used to purchase interactive displays. As well, we continue to see spending on tablets, laptops and Chromebooks for 1:1 student learning programs instead of on front-of-room interactive displays. Accordingly, our future success depends upon our ability to enhance our products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. Due to the highly volatile and competitive nature of the industries in which we compete, we must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products. The pace at which we are innovating has increased and is expected to continue to increase. Our ability to develop new technologies successfully depends in large measure on our ability to maintain a technically-skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including timely and successful product development, market acceptance, effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, development of effective distribution channels, effective management of product quality, our ability to manage distribution and production issues related to new product introductions, and our ability to achieve adequate margins. We cannot be certain that we will be able to meet these challenges successfully.

If we are unsuccessful in selling the new products we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products. See “—We may not be able to manufacture, market, distribute and sell our kapp products successfully” and “—We face substantial inventory risk, including the potential for additional costs or liabilities arising from our inventory and purchase commitments within our supply chain and raw material components.” Our future success is heavily dependent on new product revenue, so the failure of our new product development efforts, our inability to manage product transitions properly or to anticipate new product demand or successfully market new products, or our inability to enter new markets, could have a material adverse effect on our business, financial condition or results of operations.

If we are unable, for any reason, to develop, introduce, sell and enhance new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business could be harmed.

Defects in our products can be difficult to detect before sale. If defects occur, they could have a material adverse effect on our business, financial condition or results of operations.

Our products are highly complex and sophisticated, and from time to time they have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct. Defects may be found in new products after commercial shipments have already begun, and we may be unable to correct such defects in a timely manner or at all. In addition, we are currently pairing our software and hardware with competitor hardware and software, which could lead to integration issues, design defects or software bugs with our partners’ hardware and software. The occurrence of defects in our products could result in loss of, or delay in, market acceptance of our products and harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital. In addition, we are rapidly developing and introducing new products, and new products may have higher rates of defects than our established products. For example, our new software offerings utilize the cloud offerings of partners, and we rely on such partners for security and overall performance. We historically have provided warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such defects and claims could have a material adverse effect on our business, financial condition, or results of operations.

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, or other factors such as technology innovations or mandated national education standards, could have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, governmental agencies, each of which depends heavily on government funding. If tax revenues of governments decrease, those governmental agencies may react to the decrease by cutting funding to those educational institutions, especially in North America and Western Europe where other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand. See “—Our sales, including sales to the education market, are in decline and may continue to decline.” If our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of, or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for governmental agencies that use our products, or the introduction of new competing products, such as new or improved personal digital devices, or the introduction of new mandated educational standards, such as common core curriculum in the United States that obliges schools to divert budget dollars to improving their internet infrastructure and buying individual devices in order to administer the required national testing, could cause our current and prospective customers to reduce their purchases of our products further.

If a disruption occurs with our third-party service providers for certain business functions, our business could be adversely affected.

At the end of fiscal 2015, we successfully transferred many of our in-house information technology functions to a single third-party service provider. This arrangement has significantly lowered information technology operating costs, but has introduced the following risks: reduction of our direct control over our systems, and if the service provider fails to meet our performance expectations and standards, including its obligations with respect to data security, it could cause interruptions in our operations and could result in material harm to our business. In addition, we could face increased costs associated with finding replacement providers or hiring new team members to provide these services in-house. See “—Our business and operations would suffer in the event of system failures or cybersecurity attacks.”

A part of our education business is the sale of SMART Learning Suite, for which we utilize third-party cloud hosting services. Problems faced by our third-party cloud hosting service providers, including technological or business-related disruptions, may adversely affect our end-users’ ability to efficiently and effectively receive streaming content. In addition, natural disasters, power losses, telecommunication failures, and similar events may damage these systems and hardware or cause them to fail completely, all of which may adversely affect our business and reputation. Our kapp boards rely on similar third-party cloud hosting services that enable our customers to leverage critical product features such as saving and sharing collaboration content.

Our business and operations would suffer in the event of system failures or cybersecurity attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cybersecurity attacks or other sources, could disrupt our operations.

Cyber threats are constantly evolving, thereby increasing the difficulty of detecting and successfully defending against them. Like many other companies, we could be the target of attempts by unauthorized third parties to access our business-critical, proprietary and confidential information by breaching security measures that we have implemented. Unauthorized parties may attempt to breach our security measures through the actions of outside parties (e.g., hacking or malware) or employee action (e.g., error, malfeasance, or otherwise), in an attempt to obtain access to confidential information. Additionally, outside parties may attempt to fraudulently induce employees, partners or customers to disclose sensitive information in order to gain access to our confidential information. Breaches of our network or data security could disrupt the security of our internal systems and business applications, impair our ability to provide services to our customers and protect the privacy of their data, result in product development delays, compromise confidential or technical business information, harming our competitive position, and result in theft or misuse of our intellectual property or other assets. Furthermore, we may be required to invest additional resources to defend against such threats.

We maintain disaster recovery plans for our core customer facing web-services that enable applications such as SMART amp, kapp, SMART Exchange, as well as our web-properties such as smarttech.com. Our financial system (Oracle EBS) is hosted by Oracle, and it provides high-availability and disaster recovery plans and procedures. Disaster recovery plans and procedures are similarly maintained by the respective contracted third-party vendors such as SalesForce.com hosting our CRM system, and Flexera hosting our software licensing systems. We also have the ability to failover other critical network infrastructure services to a dedicated (dark) disaster recovery site. Any system failure or accident that causes interruptions in our operations could result in material harm to our business if the responsible third party fails to implement its defined recovery plans.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis, on favorable terms, without quality control issues or comply with environmental laws.

We rely on contract manufacturers for the assembly of our products and depend on obtaining adequate supplies of quality components on a timely basis on favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited number of suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. We are also subject to the risk that the components provided by such suppliers do not comply with the environmental regulations in the jurisdictions in which we do business. See “—If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.” On May 26, 2016, we announced the Arrangement Agreement with Foxconn Technology Group. Our suppliers may react adversely to this arrangement with Foxconn Technology Group, with whom they may be in competition, which may significantly harm our business.

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

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could have a material adverse effect on our reputation or our business, financial condition, and results of operation.

Final assembly of our interactive display products is currently performed by contract manufacturers in Mexico, Korea and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of system security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

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

If we are unable to ship and transport components and finished products efficiently and economically across long distances and borders, our business could be harmed.

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

Sales outside the United States and Canada represented approximately 36% of our consolidated sales in fiscal 2016. We intend to continue to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant proportion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales activities. While we have experience conducting business outside the United States and Canada, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in, regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivables, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulties in managing a geographically dispersed workforce in compliance with diverse local laws and customs, political unrest and currency fluctuations, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex and costly. We cannot be certain that risks inherent in our foreign operations will not have a material adverse effect on our business. See “—We face significant challenges growing our sales in global markets.”

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

If our internal controls and accounting processes are insufficient, we may not prevent and detect in a timely manner, misstatements that could occur in our financial statements in amounts that could be material.

We are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which has and will continue to result in substantial costs. A failure to meet these obligations properly could cause investors to lose confidence in us and have a negative effect on the trading price of our Common Shares. We are devoting, and expect to devote, significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares and may expose us to litigation risk. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of United States Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over our financial reporting as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares.

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period, and our stock price has declined since our initial public offering in July 2010 (the “IPO”). In fiscal 2012 through 2016, we announced restructuring plans aimed at improving operating efficiencies through a worldwide reduction in workforce and streamlining of corporate support functions, and these restructuring plans could have a material adverse effect on our results of operations. In addition, management may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, contract and lease termination costs, consulting fees, and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges could have a material adverse effect on our business, financial condition or results of operation.

We may not be able to protect our trademarks, including our “SMART” brand, and any failure to protect our trademarks would likely harm our business.

We regard our “SMART” brand as a valuable asset and believe that continuing to strengthen its recognition is important to achieving widespread acceptance of our products and services. We currently use “SMART” in the branding of many of our products: SMART Board, SMART amp, SMART Ink, SMART Meeting Pro, SMART Table, SMART Notebook and SMART Learning Suite. If our brand is not promoted, protected and maintained, our business could be harmed. Because our intent is to spend substantially less in the future on advertising, marketing, trademark enforcement and other efforts, we intend to rely on our reseller network to enhance and maintain this asset for us.

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

We rely heavily on our partnership with Microsoft with respect to the development and sales of SRS. We have entered into a strategic partnership with Microsoft, which enables us to develop SRS using Skype for Business and to sell SRS to companies that have Skype for Business deployments. Sales of SRS are highly dependent on the success and continuation of that strategic partnership. Recently, Microsoft introduced Surface Hub, a Windows-based interactive flat panel display product that will likely compete for market share with SRS. In fiscal 2016, approximately 24% of our sales in the enterprise market were sales of SRS. Any termination, deterioration, or change in the terms of our partnership with Microsoft, including a different view of the role of strategic partners in the Skype for Business Room System category by Microsoft, and the introduction of competing products by Microsoft such as Surface Hub, could have a material adverse effect on the continued development and sales of SRS, all of which would negatively affect our revenue and results of operations. See “—We may not be successful in our strategy to grow in the enterprise market.”

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products could be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products could harm our reputation and the utility and desirability of our products and could have a material adverse effect on our business.

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

Joint ventures and other transactions could result in operating difficulties and other harmful consequences.

From time to time we may evaluate and consider a wide array of potential strategic transactions, including joint ventures and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations.

We are involved in a joint venture with respect to provision of certain services in the United Kingdom and Ireland, and as such the Company is exposed to risks in the event our joint venture partner fails to adequately perform or in the event the parties have a disagreement on the ongoing operation of the joint venture.

We may not realize the anticipated benefits of any or all of these transactions, or may not realize them in the time expected.

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

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues, and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability, and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents in that jurisdiction will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot be certain that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

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

We have received, and we may in the future receive, claims from third parties asserting infringement of their intellectual property rights and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods than we can.

Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and resellers of our products;

•	adversely affect our reputation;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant costs, liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

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

We may be a party to lawsuits in the normal course of our business. The results of, and costs associated with, complex litigation matters are difficult to predict, and the uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition, and reputation. Negative developments with respect to pending lawsuits could cause the trading price of our Common Shares to decline, and an unfavorable resolution of any particular lawsuit could have an adverse effect on our business and results of operations. In addition, we may become involved in regulatory investigations or other governmental or private legal proceedings, which could be distracting, expensive and time consuming for us, and if public, may also cause the trading price of our Common Shares to be negatively affected. We expect that the number and significance of claims and legal proceedings that assert patent infringement claims or other intellectual property rights covering our products, either directly against us or against our customers, will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements or pay amounts to third parties pursuant to contractual indemnity provisions. Royalty or licensing agreements, if required, may not be available on terms favorable to us or at all. In addition, we expect that we may face legal proceedings for matters unrelated to intellectual property.

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

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross-border transactions between related parties, and in particular related-party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related-party transfer pricing methodologies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment must be exercised by management in adopting related-party transfer pricing methodologies, the resolution of such challenges may result in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our transfer pricing methodologies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms, and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to governmental enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

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

Capital Structure Risks

The trading price of our Common Shares may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Common Shares, or the perception that those sales may occur, could adversely affect the trading price of our Common Shares and impede our ability to raise capital through the issuance of equity securities. As of March 31, 2016, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company, IFF, Apax Partners and Intel collectively own approximately 67% of our outstanding Common Shares. Our co-founders, Apax Partners and Intel, are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such Shareholders in future offerings by us.

The concentration of voting power and control with our co-founders, Intel and Apax Partners, may limit Shareholders’ ability to influence corporate matters, including takeovers.

As of March 31, 2016, our co-founders, David Martin and Nancy Knowlton, individually and through their holding company IFF, beneficially owned approximately 22% of our outstanding Common Shares, Apax Partners beneficially owned approximately 31% of our outstanding Common Shares, and Intel beneficially owned approximately 14% of our outstanding Common Shares. As a result, these Shareholders collectively have the power to control our affairs and policies, including making decisions relating to entering into mergers, sales of substantially all of our assets and other extraordinary transactions, as well as election of directors, appointment of members of our management, and making decisions with respect to our corporate and management policies, issuing shares, declaring dividends and other decisions, and they may have an interest in our doing so. Their interests could conflict with other Shareholders’ interests in material respects.

This concentrated control may provide these Shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by an affirmative vote by the holders of not less than two-thirds of the Common Shares, and because any two of IFF, Apax Partners and Intel collectively own more than one-third of the Common Shares, any two of such Shareholders will collectively have the ability to prevent such transactions. The concentration of voting power may limit Shareholders’ ability to influence corporate matters and, as a result, we may take actions that Shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then-prevailing trading price of the Common Shares. As a result, the trading price of our Common Shares could be adversely affected.

These Shareholders also have entered into lockup agreements pursuant to which they have agreed to, among other things, support the Arrangement and vote their Common Shares in favor of it, subject to the terms of such agreements. See “History and Development of the Company” in Item 4 of this Annual Report.

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

The trading price of our Common Shares may be volatile and may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The trading price of our Common Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Common Shares may experience a decrease, which could be substantial, in the value of their Common Shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment.

The trading price of our Common Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	variations in our operating performance compared to our forecasts or market expectations;

•	actual or anticipated fluctuations in our quarterly or annual operating results, which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and resellers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy, including our plans to grow sales in the enterprise market and our plan to monetize our software;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or resellers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

•	the ability of our customers, distributors and resellers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, reseller, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in interest rates or foreign exchange rates;

•	changes in our financing and capital structures;

•	the uncertainties inherent in our accounting estimates and assumptions and the effect of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in the trading price of their shares. Litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

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

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act, and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States, and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of Shareholders not later than 15 months after holding the last preceding annual meeting. Our most recent annual general and special meeting of Shareholders was held on August 6, 2015. In addition, our officers, directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our shares.

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

Future sales or issuances of our Common Shares or instruments convertible into Common Shares could lower the trading price of our Common Shares and dilute Shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Common Shares in subsequent offerings. We cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on their trading price. Sales or issuances of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing trading prices for our Common Shares. With any additional sale or issuance of Common Shares by the Company, Shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If fewer securities or industry analysts publish research or reports about us, if they adversely change their recommendations regarding our Common Shares, or if our operating results do not meet their expectations, the trading price of our Common Shares could decline.

The trading price of our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us. If we cannot attract many analysts to cover us and publish reports on the

Company regularly, we could lose more visibility in the financial markets, which in turn could cause the trading price of our Common Shares or trading volume in our Common Shares to decline. Moreover, if one or more of the analysts who cover us downgrades our Common Shares or if our operating results or prospects do not meet their expectations, the trading price of our Common Shares could decline.

There could be adverse tax consequence for our Shareholders in the United States if we are a passive foreign investment company.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is domiciled in Alberta, Canada, having been incorporated under the Business Corporations Act (Alberta) (“ABCA”) in June 2007. In February 2010 we changed our name from SMART Technologies (Holdings) Inc. to SMART Technologies Inc.

Our principal executive and registered office is located at 3636 Research Road NW, Calgary, Alberta, Canada, T2L 1Y1, and our telephone number at that address is 1-888-427-6278.

We acquired Next Holdings Limited (“NextWindow”) in April 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays.

In July 2010 we completed our IPO.

In the third quarter of fiscal 2014 we took action to exit the optical touch sensor business for electronic displays. The exit aligned with the Company’s strategy of focusing on large format displays and innovative software for Education and Enterprise customers. Our market departure has necessitated the winding down of our NextWindow subsidiary’s operations. We expect the wind-down to be completed during fiscal 2017.

In May 2016, we completed a 1-for-10 consolidation of our issued and outstanding Common Shares. All share and per share amounts in this Annual Report have been retroactively adjusted to reflect the share consolidation for all periods presented.

On May 26, 2016, the Company entered into an Arrangement Agreement pursuant to which 689522 N.B. Ltd. and Foxconn Singapore (Pte.), a subsidiary of Hon Hai Precision Industry Co., Ltd. (“Hon Hai”), agreed to acquire all of the issued and outstanding Common Shares for cash consideration of US$4.50 per Common Share. The Arrangement Agreement provides for the implementation of the Arrangement by means of a plan of arrangement under the ABCA, and contains customary representations and warranties of each party, non-solicitation and interim operations covenants by the Company, and right-to-match provisions in favor of Foxconn. Under the Arrangement Agreement any subsidiary of Hon Hai may participate in the investment in the Company, and strategic partners designated by Hon Hai may, collectively, participate in up to

33 1/3% of the investment. The Arrangement Agreement also provides that a termination fee of US$8.9 million would be payable by the Company in certain circumstances, including if the Company entered into an agreement with respect to a superior proposal, or if its Board of Directors failed to recommend the Arrangement to Shareholders in a prescribed manner.

The closing under the Arrangement Agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the favorable vote of the holders of at least 66 2/3% of the Common Shares represented in person or by proxy at a meeting of Shareholders to be called to consider the Arrangement (the “Special Meeting”). After consulting with its financial and legal advisors, the Board of Directors of the Company unanimously approved the Arrangement and recommended that Shareholders vote in favor of it at the Special Meeting.

In connection and concurrently with the entering into of the Arrangement Agreement, Foxconn (Far East) Ltd., a direct subsidiary of Hon Hai, provided a guarantee to the Company of all accrued debts and liabilities owing by Foxconn to the Company or remaining unpaid by Foxconn to the Company, in each case, incurred in connection with or arising from the Arrangement Agreement.

All of the members of the Company’s Board of Directors, certain of the officers of the Company and certain Shareholders, collectively holding an aggregate of approximately 68% of the issued and outstanding Common Shares, have entered into lockup agreements with the Purchaser pursuant to which they have agreed to, among other things, support the Arrangement and vote their Common Shares in favor of the Arrangement, subject to the terms of such agreements.

An information circular regarding the Arrangement is expected to be mailed to Shareholders in June 2016, and the Special Meeting is expected to be held in July 2016, with the closing under the Arrangement Agreement to occur thereafter as soon as all conditions to the closing have been satisfied or waived. A copy of the Arrangement Agreement has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is listed as an exhibit to this Annual Report. A copy of the Arrangement Agreement can also be accessed electronically at the Canadian Securities Administrators’ (“CSA”) System for Electronic Document Analysis and Retrieval website at www.sedar.com (“SEDAR”).

Our capital expenditures, excluding acquisitions, totaled $2.8 million, $6.7 million and $11.4 million for fiscal 2016, 2015 and 2014, respectively. Our capital expenditures were primarily related to investments in tooling and manufacturing equipment. For further information regarding capital expenditures, see Note 5 to our consolidated financial statements included in Item 18 of this Annual Report.

B.    BUSINESS OVERVIEW

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include large-format interactive displays, collaboration software and services that enable highly-interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use while focused on freeing people from their desks and computer screens to make collaboration and learning digitally more natural and engaging. We introduced the world’s first interactive whiteboard in 1991, and we remain one of the global leaders in the interactive display market with over 3.3 million interactive displays shipped to date. Our award-winning solutions are the result of more than twenty years of technological innovation supported by our core intellectual property. In the education market, we have transformed teaching and learning in classrooms worldwide, reaching millions of students and teachers. In the enterprise market, we have improved the way people work and collaborate worldwide, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including the SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture boards, and the kapp iQ multi-way whiteboards. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform and are augmented with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. kapp iQ is an ultra HD display with a built-in whiteboard that enables multi-way inking between any combination of devices from anywhere in the world. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

Revenue and Expenses

We generate revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel primarily consists of a variety of third-party distributors and resellers (“customers”), who then sell directly to our consumers in the education and enterprise markets (“end-users”). For our education products, we use resellers in North America and distributors in Europe, Middle East and Africa (“EMEA”), Caribbean, Latin America and Asia Pacific regions. For our enterprise products, we use a distributor model globally. We complement and support our sales channel with sales and support staff who work either directly with prospective end-users or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-users. Our cost of sales is primarily comprised of the cost of materials and components purchased from our suppliers, cost from contract manufacturers, warranty costs, transportation costs and other supply chain management costs. Our most significant expenses are related to selling, marketing and administration, research and development, and interest on our long-term debt and capital lease.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars, allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. subsidiaries have the U.S. dollar as their functional currency. The financial results of these subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes.

Our foreign exchange exposure is primarily between the Canadian dollar and the U.S. dollar, the Euro and the British pound sterling. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies and our Canadian dollar-denominated operating expenses. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Market Trends

The dynamic of the education market for interactive displays varies on a geographical basis. In North America and Western Europe, other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand, which we believe is beginning to be offset by an early-stage replacement and upgrade cycle. Education end-users have begun transitioning from interactive whiteboards to interactive flat panels due to the superior user experience, driven by better touch, higher image quality, durability and usability, and the fact that the total cost of ownership over time is less than that of an interactive whiteboard and projector combination. We believe the enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and a constant focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

With the increasing utilization of mobile devices and digital content, technology in classrooms is evolving, and this evolution has provided several opportunities for SMART. Educators and administrators face the challenge of uniting various classroom technologies and devices without significant cost and complexity. SMART has an opportunity to provide hardware and software that helps to alleviate these difficulties by unifying disparate content and devices. With a large and loyal user base, we believe that we can expand and monetize our software and service offerings, as well as capture replacement and upgrade cycles in interactive display hardware and software when they occur. SMART Learning Suite software bundles SMART Notebook, our industry-leading education software, with SMART amp, our cloud-based software-as-a-service solution, so teachers, students and devices, including interactive displays, PCs, laptops, tablets, or smart phones, can connect to collaborate in real time through in-class assessment, shared digital work spaces, and interactive Web-based learning materials, regardless of location. The hosting of the software in the cloud eliminates costs associated with supporting numerous proprietary operating systems and applications. Since we began monetizing our software offerings in April 2014, SMART’s various education software offerings have been building a recurring revenue stream.

For enterprise market end-users, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. Our core solutions for enterprise end-users include kapp iQ, an ultra HD interactive display that is also a whiteboard and allows anyone connected via a web device to contribute on any device, from any location. kapp iQ Pro has all of kapp iQ’s collaboration features, plus even more ways to share ideas through SMART Meeting Pro software that offers best-in-class whiteboarding, inking on any format and collaborative sharing of large amounts of complex data, allowing knowledge workers to mark up and save on any content. The SMART Room System for Microsoft Skype for Business® is our purpose-built solution that brings Microsoft Skype for Business into the meeting room. We believe the market opportunity for our enterprise solutions is large.

With innovative solutions and technology leadership, a large installed base in education and an extensive and evolving distribution network, we believe that we are well-positioned to capitalize on the technology trends in the education and enterprise markets.

Products and Solutions

We are one of the leading providers of technology solutions that facilitate and improve collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. We deliver an integrated solution of hardware, software and services designed for superior performance and ease of use. We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. We generated approximately 89% of our revenue from sales of our interactive displays during fiscal 2016, 88% during fiscal 2015 and 79% during fiscal 2014.

Our collaborative-solution products provide the following benefits:

•	Enhanced collaboration. Our products bring people and their ideas together through the use of a common visual workspace, whether they are in the same room or in different locations. Our software is designed specifically for touch and facilitates the communication of educational material, the development of ideas, and visual-based decision making. The outcomes of these learning and collaboration efforts are recordable so they can be easily saved and distributed.

•	Complete solution. The combination of our hardware, software and services creates an industry-leading user experience. A key contributor to the value and user experience of an interactive display is the software used with the display. To fully benefit from the hardware, software must provide the ability to annotate over digital content, the ability to capture digital ink as content is created from scratch, and the ability for users or multiple users to work with content (e.g. select, pan, move, zoom, etc.). Additional value is derived when software enables screen sharing within rooms or over distance and/or allows users to interact with content and touch content from remote displays. When using our hardware and software products, the responsiveness and accuracy of the touch experience, in conjunction with our inking software, creates a digitized experience that is intuitive.

•	Integrated design. Our products can be integrated with other SMART products as well as third-party hardware and software to provide flexible and diverse interactive display tools.

SMART in Education

SMART collaborative learning solutions are easy to adopt, use, integrate and implement. They combine collaboration software with a comprehensive line of interactive displays, software and services. Together, they provide flexible solutions that can enhance learning for every style of learner in a variety of learning environments.

Our core products for the education market include:

Hardware

•	SMART Board interactive flat panels. Combines the touch capabilities of a SMART Board interactive whiteboard with the crisp high-definition visuals of flat-panel technology. While performing all the same tasks as interactive whiteboards, interactive flat panels deliver a superior user experience with an improved total cost of ownership. Lineup includes the SMART Board 4000 series, SMART Board 6000 series and SMART kapp iQ. SMART kapp iQ features a built-in whiteboard that enables multi-way, multi-device inking between any combination of devices from anywhere in the world.

•	SMART kapp digital capture board. A modern, sleek replacement for traditional dry erase boards and flipcharts that is easy to use and offers a leap in functionality. Lets users capture information digitally so that it can be shared electronically on any mobile device.

•	SMART Board interactive whiteboards. A large, touch-enabled interactive whiteboard that combines the simplicity of a traditional whiteboard with the power of a computer. Lets users deliver dynamic lessons, write notes in digital ink and save their work, all with the simple touch of a finger.

Software

•	SMART Learning Suite Software. A comprehensive, integrated educational software platform incorporating SMART Notebook, SMART lab, SMART response 2 and SMART amp.

•	SMART Notebook collaborative learning software. Easy-to-use lesson creation and delivery software that enables teachers to create, deliver and manage interactive lessons with a single application.

•	SMART lab. Game-based learning activity software allowing educators to easily and quickly build engaging lesson activities.

•	SMART response 2. Assessment software that allows educators to quickly create questions and gauge student comprehension.

•	SMART amp collaborative learning software. An annual paid-subscription web-based software that is accessible from virtually any internet-enabled device and eliminates deployment costs associated with operating, upgrading or supporting numerous proprietary operating systems.

•	SMART Exchange. An online community with over 50,000 resources for educators, including standards-correlated digital lessons, assessment files, interactive widgets, copyright-cleared content and add-ons for our SMART Notebook software.

SMART in Enterprise

We offer a full range of visual collaboration solutions, consisting of intuitive software combined with touch-sensitive interactive displays, remote conferencing capabilities, interoperability and comprehensive services to increase engagement and foster effective teamwork.

Our core products for the enterprise market include our SMART Board interactive flat panels and whiteboards discussed above, along with:

Hardware

•	SMART kapp iQ and SMART kapp iQ Pro. Ultra HD display with a built-in whiteboard that enables multi-way, multi-device inking between any combination of devices from anywhere in the world. SMART kapp iQ Pro also includes SMART Meeting Pro software.

•	kapp digital capture board. A modern, sleek replacement for traditional dry erase boards and flipcharts that is easy to use and offers a leap in functionality. Lets users capture information digitally so that it can be shared electronically on any mobile device.

•	SMART Room System for Microsoft Skype for Business. This is a turnkey solution for Microsoft Skype for Business meeting rooms that provides seamless collaboration through sharing of real-time voice, video and data. This system features the interactive displays created by SMART; single or dual interactive displays; ultra-wide-angle high definition camera; echo-cancelling microphone and speakers; customized wall stand and cable-routing system; and desktop control module.

Software

•	SMART Meeting Pro software. Meeting collaboration software featuring a virtually unlimited digital whiteboard and high-quality digital ink, enabling users to create and capture ideas, and navigate through visually-rich content and third-party programs, while also enabling users to make notes over any available application.

•	Bridgit conferencing software. Remote collaboration software that allows businesses to share screens, voice, video and data, while also allowing remote participants to contribute ink annotations for all participants to see.

New Products

Our portfolio of products has expanded over the past year, including development of the 6000 and 4000 series of interactive flat panels, the SMART Learning Suite software for the education market, and new versions of the SMART Board 8000 series interactive flat panel and kapp iQ for the enterprise market.

Principal Markets

The Education Market

The education market has historically been the most receptive to adopting interactive display solutions, most notably interactive whiteboards. In calendar 2015, we had a 35% category share worldwide, excluding China and

Turkey, and a 54% share in the Americas in the interactive display category. We believe this success is a result of the benefits that our collaborative learning solutions provide to teachers, students and administrators, which include the following:

•	Fully integrated products comprising software, hardware and accessories;

•	Proprietary touch technology that can facilitate multi-touch interaction and enable one or more students to collaborate using a pen, finger or other objects (especially useful in early education or for making learning environments more accessible);

•	The ability to allow teachers, students and devices to collaborate in real time, regardless of location, through our SMART Learning Suite Software;

•	A family of interactive display hardware options at a wide variety of price points;

•	Products to support students who are in remote locations;

•	Tools and resources to assist teachers in moving easily between a variety of activities and learning environments, creating more compelling lessons for students with a variety of learning styles; and

•	An online community containing over 50,000 resources where teachers can share their best content and practices, thus decreasing the demand on teacher planning and preparation time.

The market for interactive displays exhibits varying dynamics on a geographic basis. In North America, education funding allocations (i.e. on infrastructure), high classroom penetration rates, and the proliferation of tablets has led to a recent decline in interactive display demand. While interactive whiteboard sales will likely continue to decline in North America, we see early signs of a replacement market based on significantly lower prices now available on interactive flat panels. Markets adopting interactive white boards ahead of North America (e.g. United Kingdom, Netherlands) are now seeing stabilization and growth driven by interactive flat panels. We expect North America to follow a similar pattern, although the timing of the replacement cycle is not known. We believe that the opportunity for interactive displays overall (interactive whiteboards, flat panels and projectors) in the education market is large considering that global penetration rates of interactive displays in the classroom are still low. Futuresource estimates that there are approximately 43 million teaching spaces in the world, with a global interactive display penetration rate of only 22% as of March 31, 2016. In addition, Futuresource estimates that several large countries in Europe, Asia and Latin America currently have far lower penetration rates of interactive displays in classrooms than in mature markets such as the United States (63%) and the United Kingdom, (92)%. While these lowly penetrated markets represent opportunities for some future growth, we continue to focus on the mature markets, where we are seeing evidence of a replacement cycle beginning that could bring stability to these highly penetrated markets. We believe we are well positioned to capture replacement and upgrade cycles in interactive display hardware as they occur in the education market.

Educators and administrators are faced with the challenge of updating, monitoring and integrating different technologies and content for student use across a range of devices, including tablets, computers, mobile phones and their differing platforms. Recent investments in tablets and infrastructure have caused a portion of education budgets to be redirected away from spending on interactive displays. However, this has created new opportunities for education technology providers. With a large and loyal user base, we believe we are well positioned to expand and monetize our software and service offerings.

The Enterprise Market

The enterprise market for interactive displays, meeting-room solutions and software represents an attractive growth opportunity for us because of the desire of companies to improve the quality of collaboration, to enable a more effective and productive workforce, and to reduce the time and costs of travel. In all varieties of collaborative meeting spaces, our solutions help achieve the following:

•	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

•	Reduce risk through collaboration, with the benefit of minimized miscommunication and opportunities for error;

•	Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking;

•	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization;

•	Allow users to create and enhance collaboration files anytime, anywhere, to keep projects running on time, on quality, and on margin;

•	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building;

•	Enable participants to access and annotate digital files and use applications in real time; and

•	Reduce the difficulty and time commitment of online conferencing by providing users with a simple intelligent conferencing solution that can begin a meeting with a single click of a button.

Geographic Markets

For a detailed breakdown of total revenue by geographic location, see “Operating Results—Revenue” in the section entitled “Operating and Financial Review and Prospects”.

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

We contract all of our warehouse and logistics functions to third parties in North America, Europe and Asia. These third parties warehouse our products, ship orders on our behalf, and perform certain other product-return and product-upgrade functions.

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

For our education products in the United States and Canada, we use a one-tier structure that currently includes approximately 175 resellers. We sell our products and solutions to these resellers, who then resell them directly to end-users. Under rare circumstances, we occasionally sell directly to end-users. In the rest of the world, we use a two-tiered system, selling through approximately 90 distributors. These distributors primarily sell our products and solutions to resellers, who in turn sell them to end-users, but the distributors also sell them directly to end-users.

For our enterprise products, we use a distributor model with Westcon Group North America, Inc. and Westcon Canada Systems Inc. serving as our distributors in the United States and Canada, respectively. Our transition from selling direct to resellers to selling through these distributors provided SMART with an opportunity to access Westcon’s established reseller channel in North America. Outside North America, we continue to rely primarily on the distributor network used by education, but we expanded our relationship with multiple divisions of Westcon to distribute our enterprise products in the United Kingdom, Latin America, the Middle-East, New Zealand and Australia.

We complement and support our sales channel with sales and support staff who work either directly with prospective end-users or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-users.

In fiscal 2016 we began work to modify our distribution structure in the United Kingdom and Ireland, with the ultimate goal of taking on a greater share of distribution responsibilities from our existing distributor, and adding one or more additional distributors to assist in serving the market. These efforts are ongoing. In May 2016 we learned that our long-standing distributor in the United Kingdom and Ireland had entered into administration proceedings in the United Kingdom under the Insolvency Act 1986 (c. 45), as amended by the Enterprise Act 2002 (c. 40). See information provided under “We depend upon distributors and resellers to promote and sell our products.” in the section of this Annual Report entitled “Risk Factors—Risks Related to Our Business”.

For fiscal 2016, the largest 50 resellers and distributors accounted for approximately 80% of our global revenue, with one distributor accounting for approximately 20% of our revenue.

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

Competition

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter our markets. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, Seiko Epson Corp., Samsung Electronics Co., Sharp Corporation, BenQ Corporation, Panasonic Corporation, and LG Electronics Inc. Additionally, makers of personal computer technologies, tablets, television screens, meeting room systems, smart phones, collaboration technologies and other technology companies such as Apple Inc., Polycom, Inc., ShenZhen iBoard Technology Co., Ltd., Hewlett-Packard Company, Google Inc., and Microsoft Corporation have provided, and continue to provide, integrated products and services that include interactive learning and collaboration features substantially similar to those offered by our products, and promote their existing technologies and alternative products as substitutes for our products. For example, demand for our interactive displays has been negatively affected by additional competition in the interactive display market and from alternative products, such as tablet computers, and may continue to decrease in the future. We also compete with other software providers such as Promethean World Plc, DisplayNote Technologies, Mimio LLC and Blackboard Inc. that provide software offerings with similar features to our software products. For a discussion of risks relating to competition, see the section of this Annual Report entitled “Risk Factors—Risks Related to Our Business”.

Our Competitive Strengths

Established Global Category Leader with Premier Brand. We are one of the global leaders in the interactive display product category and we believe we offer the most complete and integrated line of interactive display solutions for the education and enterprise markets. We have over 20 years of research and development behind our solutions portfolio, having introduced the world’s first interactive whiteboard in 1991. We believe that we are the most recognized brand name in the interactive display product category. In calendar 2015, we had a 35% category share worldwide, excluding China and Turkey and a 55% share in the Americas in the interactive display category, according to Futuresource.

Large and Loyal User Base. We believe that our users are loyal to our products and solutions because of the quality of their user experience, their familiarity and comfort with our products, the capabilities of our Notebook collaborative learning software and the access they have to SMART Exchange, which contains over 50,000 individual learning resources. We believe this brand loyalty from consumers can be helpful in driving adoption of our new product offerings and assist us in capturing future replacement sales or upgrades to interactive flat panels.

Portfolio of Innovative Solutions. We have developed multiple generations of proprietary optical-touch products and associated software solutions. Our commitment to innovation and technological advancement has resulted in 160 patents issued in the United States, 241 patents issued in other countries and approximately 164 patent applications pending worldwide as of March 31, 2016. Our products are intuitive, easy to use and seamlessly integrate with our complementary products and the products of many third parties. Our portfolio of products has expanded over the past year to include the 6000 and 4000 series of interactive flat panels, the SMART Learning Suite software for the education market, and new versions of the SMART Board 8000 series interactive flat panel and kapp iQ for the enterprise market.

Large and Growing Ecosystem. As a result of our category-leading position in interactive displays and our broad user base in the education market, many end-users and professional content developers work with SMART Notebook collaborative learning software to develop content for education, such as lessons with integrated multimedia. This content can be freely shared through the SMART Exchange, our content-sharing website, where we also sell premium content that has been developed by professional third parties. In the enterprise market, we have formed alliances with enterprise market leaders and have enabled integration with widely adopted unified communication and collaboration solutions, such as Microsoft Skype for Business.

Well-established Global Distribution Network. We have spent over 20 years building our global network of approximately 265 distributors and resellers. Our distributor network continues to evolve as we add specialized and knowledgeable distributors and resellers for the enterprise market and as our network changes in response to our efforts to address customer and end-user needs in certain markets. We believe that our strong global network of knowledgeable distributors and resellers is a critical competitive advantage.

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

C. ORGANIZATIONAL STRUCTURE

The Company has one direct material subsidiary, SMART Technologies ULC, which is wholly owned by the Company. With the exception of one non-material entity, SMART Technologies ULC is the parent company of our domestic and international subsidiaries.

Material subsidiaries of the Company include the following:

Name of Subsidiary	Ownership	Jurisdiction of Incorporation or Organization
SMART Technologies ULC	Direct	Alberta, Canada
SMART Technologies Corporation	Indirect	Delaware, United States
SMART Technologies (Seattle) Inc.	Indirect	California, United States

D. PROPERTY, PLANT AND EQUIPMENT

At March 31, 2016, we leased our 205,000 square-foot global headquarters building in Calgary, Alberta, Canada, where administrative functions, product development and software development activities are carried out.

At March 31, 2016, we leased 31,952 square-feet of a building in Seattle, Washington, United States, where product development and software development activities are carried out.

We also lease additional smaller facilities in North America and globally.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Revenue

	2016	Change	2015	Change	2014
Revenue	$348.5	(29.3)%	$492.9	(16.3)%	$589.2
Adjusted Revenue(1)	$348.5	(19.2)%	$431.3	(22.3)%	$555.3
Revenue by geographic location
North America	$223.6	(23.8)%	$293.4	(11.0)%	$329.6
Europe, Middle East and Africa (EMEA)	105.8	(30.6)%	152.6	(8.7)%	167.1
Rest of World	19.0	(59.5)%	47.0	(49.2)%	92.5

	$348.5	(29.3)%	$492.9	(16.3)%	$589.2

Adjusted Revenue(1) by geographic location
North America	$223.6	(13.2)%	$257.6	(17.1)%	$310.6
Europe, Middle East and Africa (EMEA)	105.8	(20.2)%	132.7	(15.8)%	157.5
Rest of World	19.0	(53.7)%	41.1	(52.9)%	87.2

	$348.5	(19.2)%	$431.3	(22.3)%	$555.3

(1)	This is a non-GAAP measure. See “Non-GAAP Measures” section of this Annual Report for additional information.

Revenue decreased by $144 million in fiscal 2016 compared to fiscal 2015. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and, effectively, the revenue deferral period, for previously sold software to end at March 31, 2015. The accelerated revenue recognition due to this change in accounting estimate resulted in a revenue increase of $62 million in fiscal 2015. Adjusted Revenue decreased by $83 million in fiscal 2016 compared to fiscal 2015, primarily due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by increases in revenue from interactive flat panels.

Revenue decreased by $96 million in fiscal 2015 compared to fiscal 2014. The accelerated revenue recognition due to the change in accounting estimate discussed above positively impacted revenue by $62 million in fiscal 2015 and $34 million in fiscal 2014. Adjusted Revenue decreased by $124 million in fiscal 2015 compared to fiscal 2014, primarily due to lower revenue from the sale of interactive whiteboards, interactive projectors and attachment products and a year-over-year decline in the sales of optical touch components, partly offset by increases in revenue from interactive flat panels and software.

Adjusted Revenue for each of the past three years in North America, EMEA and Rest of World was negatively impacted by declines in our education and enterprise solutions sales. This decline in Rest of World was partially offset by higher sales of our optical touch components in fiscal 2014.

In fiscal 2016, revenue was negatively impacted by foreign exchange movements of approximately $11 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, the Euro and the GBP. In fiscal 2015, revenue was negatively impacted by foreign exchange movements of approximately $8 million compared to the prior year, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar and the Euro.

Gross Margin

	2016	Change		2015	Change		2014
Gross margin	$101.3	(56.3)%		$231.9	(6.9)%		$249.1
Gross margin percentage	29.1%	(17.9	) pt	47.0%	4.7	pt	42.3%
Adjusted Gross Margin(1)	$121.9	(28.4)%		$170.3	(20.9)%		$215.2
Adjusted Gross Margin percentage(1)	35.0%	(4.5	) pt	39.5%	0.7	pt	38.8%

(1)	These are non-GAAP measures. See “Non-GAAP Measures” section of this Annual Report for additional information

Gross margin decreased by $131 million in fiscal 2016 compared to fiscal 2015 and decreased by $17 million in fiscal 2015 compared to fiscal 2014. In the third quarter of fiscal 2016, the $21 million kapp Inventory Charge was recorded against cost of sales. The change in deferred revenue due to the change in accounting estimate as discussed previously, positively impacted gross margin by $62 million in fiscal 2015 and $34 million in fiscal 2014.

Adjusted Gross Margin decreased by $48 million in fiscal 2016 compared to fiscal 2015 and decreased by $45 million in fiscal 2015 compared to fiscal 2014. The decreases were due to lower Adjusted Revenue as discussed previously. For fiscal 2016, the decrease in period-over-period Adjusted Gross Margin percentage was due to a continuing shift in product mix from interactive whiteboards to interactive flat panels which carry a lower gross margin percentage. For fiscal 2015, the year-over-year Adjusted Gross Margin percentage remained flat.

Gross margin was negatively impacted by foreign exchange movements of approximately $8 million in fiscal 2016 compared to fiscal 2015 and approximately $6 million in fiscal 2015 compared to fiscal 2014, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, the Euro and the GBP which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expense

	2016	Change		2015	Change		2014
Selling, marketing and administration	$78.1	(24.8)%		$103.9	(11.1)%		$116.9
As a percent of revenue	22.4%	1.3	pt	21.1%	1.3	pt	19.8%
As a percent of Adjusted Revenue(1)	22.4%	(1.7	) pt	24.1%	3.1	pt	21.0%

(1)	This is a non-GAAP measure. See “Non-GAAP Measures” section of this Annual Report for additional information.

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer support, advertising, trade shows, various cooperative marketing programs and other promotional activities. Our administration expenses primarily consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses.

As the majority of our selling, marketing and administration expenses were incurred in Canadian dollars, these expenses were positively impacted by changes in foreign exchange rates of approximately $10 million in fiscal 2016 and approximately $6 million in fiscal 2015 compared to the respective prior years, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, selling, marketing and administration expenses decreased by approximately $16 million in fiscal 2016 and $7 million in fiscal 2015 compared to the respective prior years, primarily due to the impact of restructuring activities.

Research and Development Expenses

	2016	Change		2015	Change		2014
Research and development	$36.0	(16.9)%		$43.3	8.1%		$40.1
As a percent of revenue	10.3%	1.5	pt	8.8%	2.0	pt	6.8%
As a percent of Adjusted Revenue(1)	10.3%	0.3	pt	10.0%	2.8	pt	7.2%

(1)	This is a non-GAAP measure. See “Non-GAAP Measures” section of this Annual Report for additional information.

Our research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incur most of our research and development expenses in Canada and the United States.

Research and development expenses were positively impacted by foreign exchange movements of approximately $4 million in fiscal 2016 and $3 million in fiscal 2015 compared to respective prior periods, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, research and development expenses decreased in fiscal 2016 compared to fiscal 2015. The increase in fiscal 2015 compared to fiscal 2014 was due to increased investment in the development of new products and technologies.

Depreciation and Amortization

	2016	Change	2015	Change	2014
Depreciation and amortization of property and equipment	$8.1	(28.3)%	$11.3	(31.1)%	$16.4
Amortization of intangible assets	$0.1	(14.1)%	$0.1	(99.7)%	$22.4

The decrease in depreciation and amortization of property and equipment in fiscal 2016 and fiscal 2015 compared to respective prior years was due to decreases in the net book value of these assets as a result of declining capital expenditures.

In fiscal 2014, the decline in the optical touch sensor market for desktop displays resulted in our decision to wind down the NextWindow operations. As a result, we accelerated the amortization of our intangible assets.

Restructuring Costs

	2016	Change	2015	Change	2014
Restructuring costs	$5.1	(16.8)%	$6.1	3.7%	$5.9

In fiscal 2016, we incurred $4 million in employee termination costs related to the fiscal 2016 restructuring plan. We also incurred $1 million in additional restructuring costs related to the cancellation of an office lease.

In fiscal 2015, we incurred $6 million in employee termination and other restructuring costs related to the fiscal 2015 March restructuring and fiscal 2015 restructuring plans.

Gain on Sale of Long-Lived Assets

	2016	Change	2015	Change	2014
Gain on sale of long-lived asset	$—	(100.0)%	$(0.1)	(98.0)%	$(4.2)

In fiscal 2014, we recorded a gain on the sale of long-lived assets of $4 million, primarily related to the sale of several internally generated intangible assets to a third party.

Non-Operating Expenses (Income)

	2016	Change	2015	Change	2014
Interest expense	$18.3	(8.5)%	$20.0	(6.9)%	$21.4
Foreign exchange loss	$1.2	(88.8)%	$11.1	12.1%	$9.9
Other income	$(0.7)	(6.6)%	$(0.7)	(6.2)%	$(0.8)

	$18.8	(37.9)%	$30.4	(0.8)%	$30.6

Interest Expense

In fiscal 2016 and fiscal 2015, our interest expense primarily related to our long-term debt and capital lease. The decrease in interest expense in fiscal 2015 compared to fiscal 2014 was due to deferred financing fees expensed in the prior-year period partially offset by higher interest expense on the Term loan in fiscal 2015.

Foreign Exchange Loss

For fiscal 2016 and fiscal 2015, the change in foreign exchange loss was primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars, partially offset by the repayment of our derivative contracts. During fiscal 2016, the U.S. dollar strengthened by 2.3% against the Canadian dollar, compared to 14.6% during fiscal 2015.

Income Tax Expense

	2016	Change	2015	Change		2014
Income tax expense	$16.0	24.8%	$12.9	*		$0.5
Effective tax rate	(35.7)%	*	34.8%	32.3	pt	2.5%

*	Not Meaningful

The increase in income tax expense in fiscal 2016 compared to fiscal 2015 was due primarily to an increased valuation allowance resulting from the derecognition of previously recognized tax assets. For more information about changes in our valuation allowance, please see “Note 11—Income taxes” in our audited consolidated financial statements. The tax expense also includes investment tax credits of $0.5 million, $3 million and $5 million in fiscal 2016, 2015 and 2014, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjusted income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes.

B. LIQUIDITY AND CAPITAL RESOURCES

Given that we have experienced a significant decline in revenue as well as the market value of our stock, our financial position has deteriorated. For fiscal 2016, we reported a net loss of $61 million and used $31 million of cash in operating activities as a result of slower than anticipated SMART kapp sales and significant declines in our education sales during the period.

As of March 31, 2016, we held cash and cash equivalents of $20 million, primarily in U.S. dollars and Canadian dollars, in addition to the liquidity that is available through our asset-based loan (the “ABL”). Our primary source of cash flow is generated from sales of our hardware and software products. We have implemented cost reduction initiatives during the year as well as other initiatives focusing on increasing sales in order to improve earnings and liquidity. We believe that ongoing operations and associated cash flow, in addition to our cash resources and ABL, will provide sufficient liquidity to support our business operations for at least the next 12 months. However, if our sales continue to decline, and the sales of our new products, particularly interactive flat panels, software products and kapp, continue to be unable to sufficiently offset the decline in revenue from our interactive whiteboard products, our liquidity may continue to be materially and adversely affected. Additionally, if we are unable to restructure or refinance the Term loan and/or the ABL or generate additional liquidity through other actions, our ability to make the scheduled payments on the ABL and the Term loan in the second quarter of fiscal 2018 and the fourth quarter of fiscal 2018, respectively, would be adversely impacted. We are also pursuing various strategic opportunities. If these strategic opportunities cannot be realized and management is unsuccessful in achieving increased sales or cost reductions, management’s assessment related to our ability to continue as a going concern would need to be updated.

See information provided under “Our sales, including sales to the education market, are in decline and may continue to decline”, “Sales of our new products and services may not be sufficient to offset the decline in our overall sales, and if sales of new products and services continue to be weak, our liquidity may be materially and adversely affected”, “Our sales and operating results are difficult to predict”, “The level and upcoming maturities of our current and future debt could have an adverse effect on our business” and “Our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations” in the section of this Annual Report entitled “Risk Factors ––Risks Related to Our Business.”

As of March 31, 2016, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
Term loan, net of unamortized debt discount of $2.8 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$97.9 million
Asset-based loan credit facility	July 31, 2013	July 31, 2017	LIBOR + 2.50%	$10.0 million

All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions and could be recalled by the lenders if certain conditions are not met.

We hold a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) maturing on January 31, 2018 and a four-year, $50 million ABL maturing on July 31, 2017. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will be repaid, on a quarterly basis, at 7.5% per annum during the first two-and-a-half years and 10% per annum in the last two years. The ABL bears interest at LIBOR plus 2.5% and $10 million was drawn as of March 31, 2016. The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1 million as at March 31, 2016 (March 31, 2015—$1 million). We had $20 million of availability from the ABL facility as at March 31, 2016.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities.

	2016	2015	2014
Net cash (used in) provided by operating activities	$(31.0)	$17.7	$29.6
Net cash (used in) provided by investing activities	$(2.8)	$(6.6)	$69.1
Net cash used in financing activities	$(1.2)	$(10.3)	$(180.6)

Net Cash (Used in) Provided by Operating Activities

The increase in net cash used in operating activities was primarily due to an operating loss in fiscal 2016 compared to operating income in fiscal 2015.

Net cash provided by operating activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to a decrease in period-over-period revenue as discussed previously, partially offset by a net decrease in working capital.

Net Cash (Used in) Provided by Investing Activities

The decrease in net cash used in investing activities was due to lower capital expenditures in fiscal 2016 compared to fiscal 2015.

Net cash used in investing activities decreased in fiscal 2015 compared to fiscal 2014. The decrease was primarily due to lower capital expenditures in fiscal 2015 and proceeds received from the sale of our global headquarters building in fiscal 2014.

Net Cash Used in Financing Activities

In fiscal 2016, we drew $10 million on our ABL and repaid $11 million of our Term loan and capital lease obligations. In fiscal 2015, we repaid $10 million of our Term loan and capital lease obligations.

In fiscal 2014 we closed our credit facility refinancing, entered into a $125 million senior secured Term loan and repaid the balance of a previous long-term facility.

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

See information provided under “We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business” and “We may infringe on or violate the intellectual property rights of others.” in the section of this Annual Report entitled “Risk Factors—Risks Related to Our Business.”

D. TREND INFORMATION

The dynamic of the education market for interactive displays varies on a geographic basis. In North America and Western Europe, other technology spending priorities and high classroom penetration rates have led to a decline in interactive display demand, which we believe is beginning to be offset by an early-stage replacement and upgrade cycle. Education end-users have begun transitioning from interactive whiteboards to interactive flat panels due to the superior user experience, driven by better touch, higher image quality, durability and usability, and the fact that the total cost of ownership over time is less than that of an interactive whiteboard and projector combination. We believe the enterprise market is in the early stages of the product adoption curve. With low interactive display penetration rates in meeting rooms, and a constant focus on effective collaboration in organizations, we believe there is a large opportunity for our enterprise solutions.

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

For enterprise end-users, we offer premium interactive displays and software solutions that facilitate collaborative efforts and can ultimately drive improved business results. We believe the market opportunity for our enterprise solutions is large. However, we believe that we are in the early stages of the product adoption curve.

With innovative solutions and technology leadership, a large installed base in education and an extensive and evolving distribution network, we believe that we are well-positioned to capitalize on the technology trends in the education and enterprise markets.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of March 31, 2016, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2016.

Fiscal year ended March 31,	2017	2018	2019	2020	2021	2022	2023 and thereafter	Total
Operating leases	$1.7	$1.8	$1.5	$1.4	$—	$—	$—	$6.4
Capital lease	4.6	4.6	5.0	5.0	5.0	5.0	61.6	90.8
Long-term debt	12.5	98.3	—	—	—	—	—	110.8
Interest obligations on long-term debt	10.5	7.6	—	—	—	—	—	18.1
Purchase commitments	27.9	2.7	—	—	—	—	—	30.6

Total	$57.3	$115.1	$6.4	$6.4	$5.0	$5.0	$61.6	$256.8

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) and management fees under the lease agreement.

Long-term debt commitments represent the minimum principal repayments required under the Term loan and the ABL.

Our purchase commitments are for finished goods from contract manufacturers, certain information systems management services and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2016. Fluctuations in these rates may result in actual payments differing from those in the above table.

G. SAFE HARBOR

See “—Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information with respect to each of the current directors and officers as of May 27, 2016.

Name and Place of Residence	Age	Position with SMART
Michael J. Mueller(1) Ontario, Canada	68	Chairman

Robert C. Hagerty(1) California, United States	64	Director

Ian McKinnon(1) Ontario, Canada	62	Director

Gary Hughes(2) Scotland, United Kingdom	54	Director

Neil Gaydon Alberta, Canada	56	President, CEO and Director

Steven Winkelmann Alberta, Canada	40	Interim Vice President, Finance and CFO (effective September 25, 2015)

Warren Barkley Alberta, Canada	48	Chief Technology Officer

Greg Estell Texas, United States	57	President, Solutions

Matt Sudak Alberta, Canada	35	Vice President, Legal, General Counsel and Corporate Secretary (effective October 15, 2015)

Jeff Lowe Alberta, Canada	48	Vice President, Corporate Marketing

Nicholas Svensson Alberta, Canada	51	Vice President, Operations

Debra Milimaka Miles Alberta, Canada	52	Vice President, People Services (effective May 11, 2015)

(1)	Member of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee and independent director.
(2)	On May 14, 2015, the Board determined Mr. Hughes to be an independent director within the meaning of National Instrument 58-101 and the NASDAQ rules.

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

Ian McKinnon was appointed a director of SMART in August 2013. Mr. McKinnon is an experienced technology director and currently services on the board of directors of Constellation Software Inc. He is also a Director of two privately-held companies. Mr. McKinnon was President and Chief Executive Officer of Certicom Corp. from 2002 to 2007. Prior to 2002 he was Chief Executive Officer for a number of public and private software companies including Promis Systems Corporation, and spent 14 years with Digital Equipment Corporation.

Gary Hughes was appointed a director of the Company in December 2013. Mr. Hughes is a Senior Advisor within the Portfolio Support Group of Apax Partners LLP, a global private equity firm (“Apax Partners”). Prior to joining Apax Partners in October 2012, Mr. Hughes held a number of senior management positions across the consumer packaged goods, international hotels, media and gaming sectors. He currently also serves on a number of boards in the United Kingdom, including the Scottish Exhibition Centre Limited, Majid Al Futtaim Retail LLP and Booker Group plc. He is a citizen of the United Kingdom and a Fellow of the Institute of Chartered Accountants in England & Wales. Apax Partners is a significant shareholder in the Company.

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

Steven Winkelmann was named Interim Vice President, Finance and Chief Financial Officer of the Company in September 2015. Mr. Winkelmann joined SMART in June 2010, and has served in a number of roles within the finance organization, including Treasurer. Mr. Winkelmann is a Certified Management Accountant and holds a Bachelor of Commerce Degree.

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

Greg Estell joined SMART in March 2013 as President, Education. Mr. Estell has nearly 30 years of global technology experience, including executive positions at Hewlett-Packard and Motorola. Over the course of his career, Mr. Estell has lived and worked in Asia, Europe and throughout North America inspiring change and driving focused strategies and operational excellence leading to record growth and profitability in fiercely competitive technology businesses. His cross-functional expertise spans sales, marketing, product development, operations, finance, distribution and strategy. Mr. Estell holds a B.B.A. in Finance from the University of Iowa and an MBA from the Carlson School of Management at the University of Minnesota.

Matt Sudak was named Vice President, Legal, General Counsel and Corporate Secretary of the Company in October 2015. Mr. Sudak joined SMART in June 2009, and has served in a number of roles within the legal organization, including Director, Legal Affairs.

Jeff Lowe was named Vice President, Marketing of SMART in April 2012. His experience in marketing spans 25 years across global technology firms such as IBM and TELUS, along with agency-side experience where he consulted on marketing strategy and planning across many industries. Mr. Lowe joined SMART in 2012, and from July 2013 to November 2014 he was responsible for North American Sales and Marketing of the Enterprise Business Unit. Mr. Lowe holds a Bachelor of Commerce degree from the University of Calgary.

Nicholas Svensson was named Vice President, Operations of SMART in November 2013. Since he joined SMART in 2009, he has been leading cross-functional teams consisting of engineers, technologists and scientists to develop and launch numerous SMART products. Prior to his current role, he held various positions at SMART, including Vice President, Hardware and Vice President, Education Solutions. With a career spanning over 27 years, Mr. Svensson has garnered valuable experience during his tenure at various technology companies, including leading telecom and space hardware providers. Mr. Svensson holds a Bachelor of Science in Honours Applied Physics from the University of Waterloo and a Master’s (SM) degree in System Design and Management from the Massachusetts Institute of Technology.

Debra Milimaka Miles joined SMART in May 2015 as Vice President, People Services. She has more than 25 years of corporate management and consulting experience in the financial, retail and IT sectors, with Scotiabank, BMO, Hudson’s Bay Company and Loblaw, Canada’s largest retailer.

Securityholders Agreement

In connection with the IPO, we and the holders of our then-outstanding Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement providing that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

In April 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held in August 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton. Neither IFF nor Intel is currently represented on the Board.

B. COMPENSATION

Compensation of Executive Officers

The following discussion and analysis examines the compensation earned during fiscal 2016 by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) for any part of that fiscal year as well as each of the three other most highly compensated executive officers of the Company (collectively, the “NEOs”) earning more than $150,000 in total compensation for the fiscal year ended March 31, 2016.

Under the guidance of the Compensation Committee of the Board, the Company has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. The Compensation Committee has adopted a philosophy of transparency in its compensation programs, rewarding performance with competitive base salaries, annual performance and success-sharing bonuses, long-term incentive awards, including the granting of stock options and restricted share units, and retirement plans.

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

Compensation-Setting Process

The Company has relied on market survey data for similar positions in other companies to assist in determining compensation levels that are competitive and fair. In addition, the CEO (and with respect to the CEO, the Compensation Committee) reviews the performance of each NEO on an annual basis. Based on this review and the factors described above, such parties make recommendations to the Board as to the executive compensation package for each NEO. This review typically commences in the last quarter of the fiscal year to which the performance relates and is completed in the first quarter of the subsequent fiscal year.

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

Below is a description of the total compensation elements of the Company as of March 31, 2016, forms of compensation, performance periods and how the amount is determined for each element.

Type of compensation	Form	Performance period	How it is determined
Base salary	Cash	One year	Reflects consideration of sector market conditions, the role of the executive, individual competency, and attraction and retention considerations. Base salary is benchmarked to the 50th percentile for the selected comparison group of companies and adjusted to reflect the NEOs’ experience, responsibilities and performance.

Short-Term Incentive	Performance-Based Cash Bonuses	One year	Focuses on specific annual objectives. Target award is based on market competitiveness. The actual award is based on Company performance in the case of the CEO, and on Company and individual performance in the case of the other NEOs.

Long-Term Incentive	Stock options	Typically, three-year vesting and a five-year term	Target award (using an option pricing model to estimate the value) is based on market competitiveness of the long-term incentive package. However, the final realized value is based on the appreciation of the price of the Common Shares.

	Restricted Stock Units	Typically, three-year cliff vesting	Target award is determined by the Compensation Committee and based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.
	Performance Stock Units	Typically, three- year cliff vesting and a three-year term	Target award is determined by the Compensation Committee and is based on market competitiveness of the aggregate value of all long-term incentives awarded in a particular year.

Benefits	Medical and dental insurance	Ongoing	Based on historical practices of the Company.

Type of compensation	Form	Performance period	How it is determined
Retirement Plans	RRSP Contribution 401(k) Contribution	Ongoing	The Company matches an employee’s RRSP contribution to a maximum of 3.5% of the employee’s annual salary and an employee’s 401(k) plan contribution to a maximum of 3.0% of the employee’s annual salary.

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

In considering a base salary adjustment, the Compensation Committee considers the Company’s overall performance, the scope of the NEO’s functional responsibilities, individual contributions, responsibilities and prior experience. The Compensation Committee may also take into account the NEO’s current salary, equity position, both vested and unvested, and the amounts paid to the NEO’s peers at the Company.

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to reward the NEOs for achieving short-term goals while making progress towards the Company’s long-term objectives. The Fiscal 2016 Discretionary Bonus Plan (the “2016 Bonus Plan”) included target bonus opportunities and target goals. The Compensation Committee reviewed and approved the proposed bonus awards for fiscal 2016 for each of the NEOs that it would recommend to the Board, and the Board approved the awards at the recommended levels.

Each proposed bonus under the 2016 Bonus Plan had two components, as described in greater detail below: (i) a Company performance bonus; and (ii) an individual performance bonus. These components are measured as follows:

•	The Company performance bonus is measured by reference to a key performance indicator: “Adjusted EBITDA” as determined by internal management financial statements. The term “Adjusted EBITDA” is defined as net (loss) income before interest, income taxes, depreciation and amortization, adjusted for the following items: foreign exchange gains or losses, accelerated deferred revenue recognized, stock-based compensation, restructuring costs, other income, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. The Company uses this method to assess business performance when evaluating results in comparison to budgets, forecasts, prior-year financial results and the performance of companies in the comparison group of companies used by the Company.

•	The individual performance bonus is measured by reference to the following factors relating to an individual NEO’s performance: contribution to the Company’s strategy, contribution to key issues for the Company, attention to values, principles and policies, and delivery against objectives set out in an individual NEO’s annual work plan and as otherwise communicated to the NEOs.

Each NEO’s target bonus opportunity under the 2016 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities ranging from 50% to 100% of base salary. There was an additional bonus opportunity for exceptional performance, and another in the event the Company attained the Company performance targets. The weighting of the bonus for the NEO ranged from 80% to 100% for Company performance and 0% to 20% for individual performance. The bonus was weighted towards Company performance in accordance with the NEO’s ability to affect overall Company performance. The 2016 Bonus Plan contemplated that if the Company performance targets were not attained, no individual performance bonuses would be paid. However, the 2016 Bonus Plan provided that the Board could exercise discretion to award bonuses in the absence of attaining Company performance targets or could increase or decrease awards on a discretionary basis having regard, in each instance, to the general spirit and intent of the 2016 Bonus Plan.

For NEOs whose short-term incentive includes an individual performance component, the factors comprising such individual performance included: achieving established in-year objectives, continuing to build the capability, capacity and process improvement of the officer’s functional area(s) of responsibility, and adhering to the established budget of the officer’s functional areas(s) of responsibility.

In the absence of attaining Company performance targets, the Board did not exercise discretion to award bonuses, and no bonuses were awarded to any NEO under the 2016 Bonus Plan.

Long-Term Equity Incentives

The Company adopted the Equity Incentive Plan in connection with its IPO and has granted equity incentive awards to the NEOs pursuant to the Equity Incentive Plan. Such grants were made with consideration given to the overall compensation of the NEO as well as the number of Common Shares already held.

Change in Control Benefits

The Company has entered into employment agreements with the NEOs that provide for the payment of certain benefits if the Company undergoes a change in control or Going Private Transaction. The Company believes that these arrangements effectively allow the NEOs to objectively assess and pursue aggressively any corporate transactions that are in the best interests of Shareholders, without undue concern over the effect of such a transaction on their own personal financial and employment situation. See “—Termination and Change in Control Benefits.”

Perquisites and Other Personal Benefits

The Company does not currently utilize perquisites or other personal benefits as a significant element of the compensation program provided to NEOs. All future practices regarding these matters will be approved, and subject to periodic review, by the Compensation Committee.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by the NEOs during fiscal 2016.

Name and Principal Position	Year	Salary ($)(1)	Share- based awards ($)(2)		Options ($)(3)		Non-equity incentive plan compensation ($)		Pension Value ($)	All other Compensation ($)(1)		Total Compensation ($)(1)
							Annual incentive plans(4)	Long- term incentive plans
Neil Gaydon President & CEO(5)	2016	591,015	244,260		243,805		Nil	Nil	Nil	870	(11)	1,079,950

Warren Barkley Chief Technology Officer(6)	2016	316,479	106,200		106,003		Nil	Nil	Nil	10,997	(12)	539,679

Steven Winkelmann Interim Vice President, Finance & CFO(7)	2016	194,727	10,620		10,597		Nil	Nil	Nil	1,574	(13)	217,518

Kelly Schmitt Vice President, Finance & CFO(8)	2016	133,455	106,200	(8)	106,003	(8)	Nil	Nil	Nil	5,732	(14)	351,390

Greg Estell President, Solutions(9)	2016	387,000	106,200		106,003		Nil	Nil	Nil	17,474	(15)	616,677

Jeff Lowe Vice President, Marketing(10)	2016	189,887	21,240		21,201		Nil	Nil	Nil	8,218	(16)	240,546

(1)	Cash compensation is paid in either Canadian or U.S. currency, as applicable. Canadian dollar compensation has been translated into U.S. dollars at the average exchange rate for the year based on exchange rates published by the Bank of America. The exchange rate used for fiscal 2016 was 1.00CAD = 0.7626USD.
(2)	All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of RSUs and PSUs granted during the year. The fair value of the RSUs and PSUs is based on the per-share closing market price of the Common Shares on the NASDAQ on the effective date of grant, multiplied by the number of RSUs and PSUs granted.
(3)	All option-based awards are priced in U.S. dollars. Option-based awards represent the fair value of stock options granted during the year under the Equity Incentive Plan. The fair value of stock options granted is calculated using the Black-Scholes valuation model as of the date of grant. Under this method, the weighted-average fair value of stock options granted was $4.90 in fiscal 2016.

Expected dividend yield	Nil
Expected stock price volatility	66.68%
Expected risk-free interest rate	1.22%
Expected life of options	3.8 years

The expected dividend yield reflects the Company’s current intention not to pay cash dividends in the foreseeable future. The expected volatility for options granted during fiscal 2016 was the Company’s historical volatility over the options’ expected life from the date of the grant. The expected risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected life of the option. The expected life is based on the Company’s estimate of the exercise pattern of the options.

(4)	No amounts were earned under the 2016 Bonus Plan.
(5)	Mr. Gaydon was appointed President & CEO of the Company in October 2012.
(6)	Mr. Barkley was appointed Chief Technology Officer of the Company in November 2012.
(7)	Mr. Winkelmann was appointed Interim Vice President, Finance & CFO of the Company in September 2015.
(8)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company in October 2012. Ms. Schmitt departed from the Company in September 2015, at which time she forfeited 9,000 RSUs and 18,145 options granted to her during fiscal 2016.
(9)	Mr. Estell was appointed President, Solutions of SMART Technologies Corporation, a wholly-owned indirect subsidiary of the Company, in April 2015. He was also the former President, Education of SMART Technologies Corporation.
(10)	Mr. Lowe was appointed Vice President, Marketing of SMART Technologies ULC, a wholly-owned direct subsidiary of the Company, in April 2012.
(11)	The $870 amount paid to Mr. Gaydon was for benefits.
(12)	Includes $9,423 in respect of Company contributions to Mr. Barkley’s RRSP; and $1,574 for benefits.
(13)	The $1,574 amount paid to Mr. Winkelmann was for benefits.
(14)	Includes $4,672 in respect of Company contributions to Ms. Schmitt’s RRSP; and $1,060 for benefits.
(15)	Includes $11,610 in respect of Company contributions to Mr. Estell’s 401(k) plan; and $5,864 for benefits.
(16)	Includes $6,644 in respect of Company contributions to Mr. Lowe’s RRSP; and $1,574 for benefits.

Equity Incentive Plan

Reservation and Issuance of Common Shares. The Equity Incentive Plan provides for the grant of options, restricted share units, deferred share units and performance restricted share units to the directors, officers, employees, consultants and service providers of the Company and to directors, employees, consultants and service providers of the Company’s affiliates.

The Company has authorized for issuance pursuant to the Equity Incentive Plan Common Shares representing 12% of the Company’s total outstanding Common Shares. All equity-based awards will be granted in compliance with the requirements of the Toronto Stock Exchange (the “TSX”), the Nasdaq Stock Market (the “NASDAQ”) and all applicable securities laws of both Canada and the United States (“Applicable Securities Laws”). The purchase price and vesting provisions (if any) for any optioned Common Shares shall be fixed by the directors, subject to the limitations and restrictions of the TSX and the NASDAQ.

Common Shares subject to awards under the Equity Incentive Plan that lapse, expire, terminate or are forfeited or settled in cash will again become available for grants under the Equity Incentive Plan. Common Shares used to satisfy awards under the Equity Incentive Plan will be authorized and unissued Common Shares or shares purchased on the open market.

No more than 2.5% of the Common Shares may be subject to the total awards granted under the Equity Incentive Plan to any individual participant in a given calendar year. The number of securities of the Company issuable to insiders at any time under the Equity Incentive Plan and all of the Company’s other security-based compensation arrangements shall not exceed 10% of the Company’s issued and outstanding securities at any time and shall be limited to 5% of the Company’s issued and outstanding securities within any one-year period. The Equity Incentive Plan limits the number of Common Shares that may be issued to directors who are not officers or employees to 1% of the issued and outstanding Common Shares.

The options granted pursuant to the Equity Incentive Plan to independent directors at the time of the IPO in July 2010 vested equally on the first, second, third and fourth anniversaries of the date of grant, subject to the discretion of the Compensation Committee. Options granted to employees prior to October 2011 generally vested equally on the second, third and fourth anniversaries of the date of grant. Options granted to employees subsequent to that time but prior to November 2012 generally vest equally on the first, second, third and fourth anniversaries of the date of the grant. Options granted in and subsequent to November 2012 vest equally on the first, second and third anniversaries of the date of the grant. Options granted in fiscal 2016 vest in their entirety on the third anniversary of the date of grant.

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

Restricted Share Units. Restricted share unit (“RSU”) awards may consist of grants of rights to receive, at the Company’s option, Common Shares, the cash value of Common Shares, or a combination of both, which vest in installments on a deferred basis.

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

Under the Equity Incentive Plan and unless otherwise defined in an award agreement or a written employment agreement between the Company and a plan participant (and subject to certain exceptions described in the Equity Incentive Plan), a significant event means:

•	a person or group of persons becomes the beneficial owner of securities constituting 50% or more of the voting power of all voting securities of the Company;

•	individuals who were proposed as nominees (but not including nominees under a Shareholder proposal) to the Board immediately prior to a meeting of Shareholders involving a contest for, or an item of business relating to, the election of directors, not constituting a majority of the directors following such election;

•	a merger, consolidation, amalgamation or arrangement (or a similar transaction) involving the Company occurs, unless after the event, 50% or more of the voting power of the combined company is beneficially owned by the Shareholders who owned all of the Common Shares immediately before the event; or

•	the Shareholders approve a plan of complete liquidation or winding-up of the Company, or the sale or disposition of all or substantially all its assets (other than a transfer to an affiliate).

Transferability. Awards under the Equity Incentive Plan generally are not transferable other than by will or by the laws of descent and distribution. Except as noted, only the participant may exercise an award.

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

Outstanding Options and Share-Based Awards. In order to drive achievement of the Company’s strategic three-year plan adopted in May 2013, align participant compensation with the achievement of the Company’s financial and strategic objectives and creation of Shareholder value, motivate and retain staff that are key to achievement of the three-year strategic plan, and create positive momentum across the leadership of the Company to achieve desired results, significant grants of PSU awards that were designed to achieve such objectives have been made (the “2016 PSUs”). The initial grants of 2016 PSUs, which vested in May 2016, were made in May and June 2013 to the NEOs, three other members of senior management and certain additional employees, and additional grants were subsequently made to new or promoted employees. In November 2014, the performance criteria and performance multipliers with respect to the 2016 PSUs were revised by the Board to maintain senior management motivation and promote continued retention. Over achievement of the performance criteria, measured as of the end of the vesting period of the 2016 PSUs, could have resulted in the issuance to the NEOs of an aggregate number of shares equal to a multiple of 2.5 to 3.0 times the number of shares anticipated at the time of grant, or a combination of cash and shares of equivalent value. As of March 31, 2016, 60,000 of the 2016 PSUs were held by Mr. Gaydon, 25,000 were held by each of Messrs. Barkley and Estell, 12,500 were held by Mr. Lowe, 5,000 were held by Mr. Winkelmann, and a total of 45,200 were held by three other members of senior management. However, on May 16, 2016, the 2016 PSUs vested, and since the performance criteria were not attained, no payments were made pursuant to them.

Details of share-based and option-based awards granted to NEOs that were outstanding as at March 31, 2016 are set forth in the following table:

	Options				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)(1)	Option Expiration Date	Value of unexercised in-the-money options ($)(2)	Number of shares or units shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)		Market or payout value of vested share-based awards not paid out or distributed ($)
Neil Gaydon President & CEO(3)	20,000 7,500 23,958 41,733	12.90 24.60 24.60 11.80	Nov. 20, 2017 Nov. 7, 2018 May 15, 2019 May 14, 2020	Nil Nil Nil Nil	93,795	118,283	(9)	32,081

Warren Barkley Chief Technology Officer(4)	5,000 5,000 5,000 10,250 18,145	12.90 13.90 24.60 24.60 11.80	Nov. 20, 2017 Feb. 19, 2018 Nov. 7, 2018 May 15, 2019 May 14, 2020	Nil Nil Nil Nil Nil	40,199	53,197	(10)	11,662

Steven Winkelmann Interim Vice President, Finance & CFO(5)	500 800 1,200 2,047 1,814	58.30 16.20 13.60 24.60 11.80	June 22, 2016 June 18, 2017 May 16, 2018 May 15, 2019 May 14, 2020	Nil Nil Nil Nil Nil	6,805	6,318	(11)	Nil

Kelly Schmitt Vice President, Finance & CFO(6)	Nil	Nil	Nil	Nil	Nil	Nil		Nil

Greg Estell President, Solutions(7)	10,000 9,416 18,145	13.60 24.60 11.80	May 16, 2018 May 15, 2019 May 14, 2020	Nil Nil Nil	39,831	51,905	(12)	Nil

Jeff Lowe Vice President, Marketing(8)	1,500	13.60	May 16, 2018	Nil	15,510	10,535	(13)	Nil
	1,041	24.60	May 15, 2019	Nil
	488 3,629	13.30 11.80	Nov. 13, 2019 May 14, 2020	Nil Nil

(1)	All stock-related amounts have been retroactively adjusted to reflect the May 2016 share consolidation.
(2)	All options are priced in U.S. dollars. The value of unexercised in-the-money options at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50 per Common Share. “In-the-money” means the amount by which the closing per-share market price of a Common Share on that date exceeded the per-share option exercise price.
(3)	Mr. Gaydon was appointed the President & CEO of the Company in October 2012.
(4)	Mr. Barkley was appointed Chief Technology Officer of the Company in November 2012.
(5)	Mr. Winkelmann was appointed Interim Vice President, Finance & CFO of the Company in September 2015.
(6)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company in October 2012. Ms. Schmitt departed from the Company in September 2015, at which time she forfeited all outstanding options and share-based awards.
(7)	Mr. Estell was appointed President, Solutions of SMART Technologies Corporation, a wholly-owned indirect subsidiary of the Company, in April 2015. He was also the former President, Education of SMART Technologies Corporation.
(8)	Mr. Lowe was appointed Vice President, Marketing of SMART Technologies ULC, a wholly-owned direct subsidiary of the Company, in April 2012.
(9)	All share-based awards are in U.S. dollars. The market value of the 33,795 RSUs that had not vested at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50. The market value of the 60,000 2016 PSUs as of March 31, 2016 was Nil because the three-year vesting period had not yet ended. Since the performance criteria were not attained, no payments were made pursuant to them.
(10)	All share-based awards are in U.S. dollars. The market value of the 1,805 RSUs that had not vested at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50. The market value of the 5,000 2016 PSUs as of March 31, 2016 was Nil because the three-year vesting period had not yet ended. Since the performance criteria were not attained, no payments were made pursuant to them.
(11)	All share-based awards are in U.S. dollars. The market value of the 1,805 RSUs that had not vested at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50. The market value of the 5,000 2016 PSUs as of March 31, 2016 was Nil because the three-year vesting period had not yet ended. Since the performance criteria were not attained, no payments were made pursuant to them.
(12)	All share-based awards are in U.S. dollars. The market value of the 14,830 RSUs that had not vested at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50. The market value of the 25,000 2016 PSUs as of March 31, 2016 was Nil because the three-year vesting period had not yet ended. Since the performance criteria were not attained, no payments were made pursuant to them.
(13)	All share-based awards are in U.S. dollars. The market value of the 3,010 RSUs that had not vested at year end is based on the per-share closing price of a Common Share on the NASDAQ on March 31, 2016, which was $3.50. The market value of the 12,000 2016 PSUs as of March 31, 2016 was Nil because the three-year vesting period had not yet ended. Since the performance criteria were not attained, no payments were made pursuant to them.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the NEOs during fiscal 2016.

Name and Principal Position	Option-based awards—Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)(2)	Non-equity incentive plan compensation—Value earned during the year ($)(3)
Neil Gaydon President & CEO(4)	Nil	32,165	Nil

Warren Barkley Chief Technology Officer(5)	Nil	12,828	Nil

Steven Winkelmann Interim Vice President, Finance & CFO(6)	Nil	Nil	Nil

Kelly Schmitt Vice President, Finance & CFO(7)	Nil	25,972	Nil

Greg Estell President, Solutions(8)	Nil	19,659	Nil

Jeff Lowe Vice President, Marketing(9)	Nil	37,497	Nil

(1)	The value of vested options is calculated using the closing per-share price of a Common Share on the NASDAQ on the vesting date, and it reflects the amount by which such per-share price exceeded the per-share option exercise price. All options vested during the year were “out-of-the-money”, as at all times during the year the per-share price of the Common Shares underlying the options was less than the per-share option exercise price.
(2)	This represents the value of RSUs vested during fiscal 2016. The RSUs that vested for Messrs. Gaydon and Barkley were not paid out in the year, the value is based on the vest date; being $4.60 on November 9, 2015 and $3.10 on November 20th 2015. The RSUs that vested for Ms. Schmitt and Messrs. Winkelmann, Estell and Lowe were settled in Common Shares, the value of which is based on the closing per-share price of a Common Share on the release date, being $11.80 on the May 18, 2015 release date and $9.48 on the June 8, 2015 release date.
(3)	This represents amounts earned pursuant to the 2016 Bonus Plan. Amounts were paid out in Canadian or U.S. dollars, as applicable. The exchange rate used is 1.00CAD = 0.7626USD, being the average exchange rate for fiscal 2016 based on exchange rates published by the Bank of America.
(4)	Mr. Gaydon was appointed the President & CEO of the Company in October 2012.
(5)	Mr. Barkley was appointed Chief Technology Officer of the Company in November 2012.
(6)	Mr. Winkelmann was appointed Interim Vice President, Finance & CFO of the Company in September 2015.
(7)	Ms. Schmitt was appointed Vice President, Finance & CFO of the Company in October 2012. Ms. Schmitt departed from the Company in September 2015.
(8)	Mr. Estell was appointed President, Solutions of SMART Technologies Corporation, a wholly-owned direct subsidiary of the Company, in April 2015. He was also the former President, Education of SMART Technologies Corporation.
(9)	Mr. Lowe was appointed Vice President, Marketing of SMART Technologies ULC, a wholly-owned direct subsidiary of the Company, in April 2012.

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

Termination and Change in Control Benefits

The employment agreements with the NEOs provide that if the employment of an NEO is terminated for any reason other than just cause, voluntary resignation, mutual written agreement of the NEO and the employer or upon the death of the NEO, the employer will pay to the NEO: (a) the NEO’s pro rata annual salary earned, but not yet paid, up to the termination date; (b) all vacation accrued and unused as of the termination date; (c) a separation benefit equal to the aggregate of (i) 1.0 to 1.5 times the NEO’s then-current annual base salary; (ii) 1.0 to 1.5 times the average of all discretionary bonus payments made to the NEO during the last three fiscal years; and (iii) an amount equal to 7% of the NEO’s then-current annual base salary in consideration for the termination of all benefits and perquisites; and (d) a payment equal to the average of all discretionary bonus payments made to the NEO during the last three fiscal years, pro-rated to reflect the period of time the NEO was employed during the fiscal year in which the termination occurred (the above payments being collectively defined as “Termination Pay” and the above payments in (c) and (d) as the “Severance Pay”).

The estimated Severance Pay for each NEO as of March 31, 2016 is as follows: Mr. Gaydon $2,145,466; Mr. Barkley $1,141,646; Mr. Estell $760,944; Mr. Winkelmann $310,930 and Mr. Lowe $261,356.

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

The employment agreements with the NEOs provide that if within one year following the effective date of a change in control or Going Private Transaction (i) the NEO terminates his employment for “Good Reason” (as such term is defined in his employment agreement, which definition includes among other things any adverse change in any of the duties, power, salary, title or lines of reporting of the NEO), or (ii) the NEO’s employment is terminated by the employer without cause, (a) the employer must pay the NEO his Termination Pay promptly following such termination, (b) certain PSUs will accelerate and vest as of the effective date of such termination, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (c) certain other PSUs may accelerate and vest as of the effective date of such termination if all applicable performance criteria will have been attained upon consummation of the transaction.

If the NEO’s employment was terminated by the employer within three months preceding the effective date of a change in control or Going Private Transaction, (i) the employer must pay the NEO his Termination Pay promptly after such effective date, (ii) all RSUs that would otherwise have vested within one year following such effective date (two years in the case of Mr. Gaydon) will accelerate and vest as of such effective date, (iii) certain PSUs will accelerate and vest as of such effective date, with the amount of the award being determined as if all applicable performance criteria had been attained and the highest applicable multiple applied, in each case as provided in the relevant award agreement, and (iv) certain other PSUs may accelerate and vest as of such effective date if all applicable performance criteria will have been attained upon consummation of the transaction.

The total estimated payout (including Severance Pay, Executive Team Retention Plan Payment, and Executive Retention Award) in relation to a change in control and termination of employment for each NEO as of March 31, 2016 is as follows: Mr. Gaydon $3,551,620; Mr. Barkley $1,798,377; Mr. Estell $1,313,094; Mr. Winkelmann $482,565 and Mr. Lowe $497,750. These amounts do not include any Awards that would otherwise vest or accelerate in a Change in Control.

The employment agreements with the NEOs provide that the NEO will not be entitled to any severance compensation or any bonus or prorated bonus payment upon a voluntary resignation.

Executive Team Retention Plan

Each NEO employment agreement was amended in November 2015 to provide that the NEO was eligible for a retention payment under an Executive Team Retention Plan (the “ETR Plan”) to create an appropriate retention incentive consisting of a payment (an “ETR Plan Payment”) equal to the amount that would have been payable under the NEO’s 2016 PSUs had all of the performance criteria been fully attained; provided that the ETR Plan Payment would only be payable in the event a Change in Control or Going Private Transaction (each a “Significant Event”) was completed, or a binding letter of intent, definitive agreement, or similar document with respect to such Significant Event was entered into, on or before December 31, 2016.

For purposes of the ETR Plan Payment, the performance multiplier for Messrs. Gaydon and Barkley is 3.0, and the performance multiplier for the other NEOs is 2.5. The payment of the ETR Plan Payment is in addition to the Termination Pay.

If a Significant Event occurs, and within one year after the effective date of such Significant Event there is an event or events that constitute Good Reason, then, as of the date of the event or events that constitute Good Reason, the NEO is entitled to the ETR Plan Payment in addition to any other entitlements under the NEO’s employment agreement.

Executive Retention Award

To retain critical talent during the course of the ongoing strategic review, in December 2015 the NEOs participated in the Executive Retention Award (“ERA”), pursuant to which upon the occurrence of a Significant Event, the NEO will be paid a Retention Payment if he or she remains employed for three months following such Significant Event, or if during such three-month period the NEO is either terminated without cause or has Good Reason to resign. The ERA for Messrs. Gaydon and Barkley is 100% of base salary; for Mr. Estell it is 70%; and for Messrs. Winkelmann and Lowe it is 50%.

Compensation of Directors

In May 2010 the Board adopted a policy regarding compensation for the independent directors. This policy was adopted through an analysis of certain comparator companies and creating certain benchmarks based on the data collected. The policy was amended in May 2011 as the annual payment for serving as chairman and a member of the Compensation Committee were adjusted at that time. Pursuant to that policy as amended, the following independent directors not affiliated with a Shareholder: Messrs. Mueller, Hagerty and McKinnon, are entitled to receive an annual retainer of $40,000 each plus annual payments, as follows, for serving in each of the following capacities:

Director Role	Annual Payment ($)
Chair, Audit Committee	30,000
Member, Audit Committee	12,000
Chair, Corporate Governance and Nominating Committee	12,000
Member, Corporate Governance and Nominating Committee	6,000
Chair, Compensation Committee	12,000
Member, Compensation Committee	6,000

Concurrent with his appointment as Chairman of the Board, which was effective in May 2014, Mr. Mueller became entitled to receive an annual retainer of $70,000 (in addition to the $40,000 annual retainer amount paid to all directors not affiliated with a Shareholder) for serving as the Chairman of the Board. However, he receives no other annual payments for any work done as chair or member of any committee.

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

The Company does not have any service contracts with any of the non-executive directors that provide for benefits upon termination of their services.

Director Compensation Table

The following table sets forth information concerning the total compensation earned by the directors (who were not also NEOs) during fiscal 2016:

Name	Fees earned ($)(1)	Share-based awards ($)(2)	Options ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(1)	Total ($)(1)
Michael J. Mueller	110,000	28,320	Nil	Nil	Nil	Nil	138,320
Robert C. Hagerty	77,500	28,320	Nil	Nil	Nil	Nil	105,820
Ian McKinnon	77,500	28,320	Nil	Nil	Nil	Nil	105,820
Gary Hughes	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	All amounts were paid in U.S. dollars.
(2)	All share-based awards are priced in U.S. dollars. Share-based awards represent the fair value of DSUs granted in the year. The fair value of the DSUs is based on the closing per-share price of a Common Share on the NASDAQ on the effective date of grant, multiplied by the number of DSUs granted.

Outstanding Options and Share-Based Awards

Details of options and share-based awards granted to directors (who are not also NEOs) that were outstanding as of March 31, 2016 are set forth in the following table:

	Options				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the- money options ($)(1)	Number of shares or units shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael J. Mueller	N/A	N/A	N/A	N/A	Nil	Nil	27,997
Robert C. Hagerty	N/A	N/A	N/A	N/A	Nil	Nil	27,997
Ian McKinnon	N/A	N/A	N/A	N/A	Nil	Nil	20,997
Gary Hughes	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	All options have expired.
(2)	All share-based awards have vested.

Incentive Awards—Value Vested or Earned During the Year

The following table provides information on the value of vested options and share-based awards as well as non-equity compensation paid to the directors (who were not also NEOs) during fiscal 2016:

Name	Options—Vested Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)		Non-equity incentive plan compensation—Value earned during the year ($)
Michael J. Mueller	N/A	28,320	(2)	Nil
Robert C. Hagerty	N/A	28,320	(2)	Nil
Ian McKinnon	N/A	28,320	(2)	Nil
Gary Hughes	N/A	N/A		N/A

(1)	All options have expired.
(2)	The share-based awards issued to the independent directors not affiliated with a Shareholder pursuant to the Equity Incentive Plan are DSUs and are for the purposes of this table considered to be fully vested during fiscal 2016, but are not paid out until the resignation or death of a director.

C. BOARD PRACTICES

The term of office of each director expires at the next annual general meeting of Shareholders. See Item 6A “Directors and Senior Management” for details regarding the period during which each director has served on the Board.

The Board has determined that four of the five members are “independent” within the meaning of National Instrument 58-101 and the NASDAQ rules. The four independent directors of the Company are Robert C. Hagerty, Michael J. Mueller, Ian McKinnon and Gary Hughes. Mr. Gaydon is not considered to be an independent member of the Board because he is employed by the Company.

The independent members of the Board have regular meetings without management and non-independent directors as standard practice by typically conducting in camera sessions in conjunction with each Board meeting. Messrs. Mueller, Hagerty and McKinnon, who serve on the committees established by the Board, typically conduct in camera sessions involving only the committee members at each such committee meeting as well. The independent members also engage in informal meetings among themselves from time to time as is deemed necessary or prudent.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee that require an independent analysis by the independent members of the Board or any committee. The Board has also established a Whistleblower Policy.

The role of the Chairman of the Board includes ensuring that the Board discharges its duties to the Company and its Shareholders, chairing all meetings of the Board, encouraging open and frank discussion among the directors of the Company and setting the agendas for the meetings of the Board and its committees in consultation with the CEO of the Company

No member of the Board is entitled to benefits from the Company under any service contracts when the member ceases to serve as a director.

Board Committees

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. A charter has been adopted for each of these committees, and each committee’s members and the functions described in its charter are summarized below.

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

D. EMPLOYEES

As of March 31, 2016, the Company and its subsidiaries employed 668 people worldwide. The Company’s employees in France, Spain and Italy are covered by a collective bargaining agreement, and the Company believes its relationships with the unions representing these employees are good. The following table sets forth information concerning our employees by geographic location for the past three fiscal years.

	Fiscal Year Ended March 31,
	2016	2015	2014
Canada	465	570	689
United States	134	136	92
Other Countries	68	89	127

	667	795	908

E. SHARE OWNERSHIP

The following table sets forth certain information concerning the direct and beneficial ownership of Common Shares at May 27, 2016 by each director, each NEO, and all directors and officers of the Company as a group. Each Common Share entitles its holder to one vote. There are no arrangements involving employee ownership of capital of the Company besides the grant of options or other awards under the Amended and Restated Equity Incentive Plan.

	Common Shares
	Shares(1)	% Class(1)	% Total Share Capital(1)	% Total Voting Power(1)
Michael J. Mueller	12,999	0.1	0.1	0.1
Ian McKinnon	5,999	0.0	0.0	0.0
Robert C. Hagerty	7,999	0.1	0.1	0.1
Gary Hughes(2)	Nil	N/A	N/A	N/A
Neil Gaydon	35,422	0.3	0.3	0.3
Steven Winkelmann	2,500	0.0	0.0	0.0
Kelly Schmitt	Nil	N/A	N/A	N/A
Warren Barkley	15,791	0.1	0.1	0.1
Greg Estell	14,886	0.1	0.1	0.1
Jeff Lowe	6,472	0.1	0.1	0.1
All directors and officers of the Company as a group(3)	114,598	0.9	0.9	0.9

(1)	Includes Common Shares subject to options, RSUs and DSUs granted under the Equity Incentive Plan that (i) were vested as of May 27, 2016, and (ii) will or could vest by August 6, 2016. All share amounts have been retroactively adjusted to reflect the May 2016 share consolidation.
(2)	Mr. Hughes does not directly or beneficially own any Common Shares, but he is an Operating Executive of Apax Partners, which beneficially owns 3,765,808 Common Shares held of record by entities related to it and by funds it advises or manages.
(3)	Includes directors and the members of senior management listed under Item 6A.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth, to the best of the knowledge of the directors and executive officers of the Company, as at May 27, 2016, the only persons or entities (other than securities depositories) that beneficially own, directly or indirectly, or exercise control or discretion over, voting securities carrying more than 5% of the voting rights attached to the Common Shares.

	Type of Ownership	Number of Common Shares	% Total Share Capital	% Total Voting Power
Apax Global Alpha Limited and funds advised or managed by Apax Partners(1)	Direct	3,765,808	30.9	30.9
Intel Corporation(2)	Direct	1,746,663	14.3	14.3
David Martin(3)	Direct and Indirect	2,698,207	22.1	22.1
Nancy Knowlton(3)	Direct and Indirect	2,698,107	22.1	22.1

(1)	Represents Common Shares beneficially owned by Apax Global Alpha Limited, whose Investment Manager is Apax Guernsey Managers Limited, Apax US VII, L.P., which is advised by Apax Partners, LP, and Apax Europe V. Apax Europe V GP, L.P. is the general partner of each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., and Apax Europe V-2, L.P. and the Managing Limited Partner of Apax Europe V C GmbH & Co. KG (collectively “Apax Europe V”) and is advised by Apax Partners LLP. Apax Global Alpha Limited, Apax US VII, L.P. and Apax Europe V each disclaim beneficial ownership of the Common Shares held by the other. The address of Apax Partners LLP is 33 Jermyn Street, London, UK, SW1Y 6DN. The address of Apax Partners, LP is 601 Lexington Avenue, 53rd Floor, New York, NY 10022. The address of Apax Global Alpha Limited is East Wing, Trafalgar Court, Les Banques, PO Box 656, St Peter Port, Guernsey GY1 3PP. The information in this footnote is based on information provided by Apax Partners LLP.
(2)	The address of Intel Corporation (“Intel”) is 2200 Mission College Boulevard, Santa Clara, California.
(3)	51,744 Common Shares are held directly by Mr. Martin and 51,644 Common Shares are held directly by Ms. Knowlton. 2,646,463 Common Shares are owned by IFF Holdings Inc. (“IFF”), a corporation with respect to which David Martin and Nancy Knowlton own 100% of the securities directly or indirectly. Mr. Martin and Ms. Knowlton are married to each other, and as such Mr. Martin and Ms. Knowlton may each be deemed to be beneficial owners or to have control and direction over all of the Common Shares owned by IFF. The address for Mr. Martin, Ms. Knowlton and IFF is c/o Nureva Inc., 10th floor 1221 8th Street SW Calgary, AB T2R 0L4 Canada.
(4)	Based on information in the System for Electronic Disclosure by Insiders (SEDI) as at May 27, 2016 and retroactively adjusted to reflect the May 2016 share consolidation.

On May 27, 2016, there were approximately 21 holders of record of Common Shares, of which five holders, holding approximately 46% of the outstanding Common Shares, were resident in the United States, and 16 holders, holding approximately 54% of the outstanding Common Shares, were resident in other countries.

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

Securityholders Agreement

In connection with the IPO, we and the holders of our then-outstanding Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement that, as subsequently amended, provides that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

In April 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held in August 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton.

Neither IFF nor Intel is currently represented on the Board.

Director and Officer Indemnification

Our By-laws contain provisions for the indemnification of our directors and officers. Additionally, we have entered into indemnity agreements with all of our directors and executive officers. We have also entered into indemnity agreements with certain officers and key employees of our main operating subsidiary, SMART Technologies ULC, and other affiliated companies.

Employment Agreements

We have entered into employment agreements with each of our NEOs.

Equity Incentive Plan

Each of our NEOs has been or may be granted stock options, restricted share units and performance share units pursuant to the Equity Incentive Plan. Messrs. Hagerty, Mueller and McKinnon have been granted stock options and/or deferred share units under that plan.

Procedures for Related Party Transactions

We have a Related Persons Transactions Policy that governs transactions between us and certain related parties, including our directors and executive officers.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. Financial Statements.

B. SIGNIFICANT CHANGES

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares.

On May 26, 2016, the Company announced that it entered into an Arrangement Agreement under which Foxconn Technology Group has agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share. The Arrangement Agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by SMART Shareholders, and is expected to close during the second quarter of fiscal 2017. See “History and Development of the Company” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The Common Shares trade on the NASDAQ under the symbol “SMT”, and the TSX under the symbol “SMA”.

In May 2016, the Company completed a 1-for-10 consolidation of its issued and outstanding Common Shares. All trading prices and volumes have been retroactively adjusted to reflect the share consolidation for all periods presented in the following table.

	NASDAQ (USD)			TSX (CAD)
Annual Highs and Lows	High	Low	Volume	High	Low	Volume
Fiscal 2012	108.10	29.70	9,095,987	103.80	29.70	702,207
Fiscal 2013	30.60	11.00	3,956,025	30.60	10.40	714,374
Fiscal 2014	52.80	11.40	4,756,512	59.00	13.00	615,942
Fiscal 2015	50.00	11.00	3,475,717	55.30	13.20	709,883
Fiscal 2016	14.30	1.90	2,857,981	17.00	3.00	280,791

	NASDAQ (USD)			TSX (CAD)
Quarterly Highs and Lows for Fiscal 2015 and 2016	High	Low	Volume	High	Low	Volume
First Quarter Fiscal 2015	50.00	24.00	1,276,865	55.30	26.40	295,360
Second Quarter Fiscal 2015	29.10	15.50	803,578	30.60	17.10	185,985
Third Quarter Fiscal 2015	16.50	11.50	668,692	18.80	13.40	121,283
Fourth Quarter Fiscal 2015	17.40	11.00	726,583	20.90	13.20	107,256
First Quarter Fiscal 2016	14.30	9.00	653,991	17.00	11.20	86,823
Second Quarter Fiscal 2016	10.00	6.30	305,201	12.40	8.40	45,537
Third Quarter Fiscal 2016	7.20	2.30	1,474,568	9.10	3.30	96,436
Fourth Quarter Fiscal 2016	4.80	1.90	1,311,560	6.80	3.00	51,995

	NASDAQ (USD)			TSX (CAD)
Monthly Highs and Lows	High	Low	Volume	High	Low	Volume
November 2015	5.00	3.10	222,570	6.50	4.10	24,981
December 2015	3.80	2.30	904,593	5.00	3.30	35,609
January 2016	3.10	1.90	184,397	4.00	3.00	11,847
February 2016	3.10	2.00	109,760	4.30	3.00	20,078
March 2016	4.80	2.20	129,863	6.80	3.00	20,071
April 2016	4.70	1.90	128,527	6.80	4.10	25,060
May 2016 (through May 27)	5.20	3.87	726,994	6.78	4.95	157,119

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company’s Common Shares (designated Class A Subordinate Voting Shares until August 2014, when they were redesignated as Common Shares pursuant to an amendment to our Articles of Incorporation of the Company) have been listed for trading on the NASDAQ and the TSX since July 2010.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF INCORPORATION

The following is a summary of the material provisions of our Articles of Incorporation (as amended, “Articles”) and by-laws (as amended, “By-laws”) and certain related sections of the ABCA. This summary is qualified in its entirety by reference to the Articles and By-laws, which are included as Exhibits 1.1–1.6 to this Annual Report, and the ABCA.

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

Rights, Preferences and Restrictions of Shares

The rights, preferences and restrictions attaching to the Common Shares are as set forth in the Articles.

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

Shareholder Meetings

We must hold an annual general meeting of Shareholders at least once every calendar year at a time and place determined by the Board, provided that the meeting must not be held later than fifteen months after the preceding annual general meeting. A meeting of the Shareholders may, subject to the provisions of the ABCA, be held in any place selected by our directors. Our directors may call a meeting of the Shareholders at any time. Shareholders holding not less than five percent of our Shares may also cause our directors to hold a general or special meeting. A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business and the text of the resolutions to be submitted at the meeting, must be given to the Shareholders not less than 21 days and not more than 50 days prior to the meeting. Shareholders entitled to notice of a meeting may waive or reduce the period of notice for such meeting. The accidental omission to send notice of any meeting of the Shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for the transaction of business at any meeting of the Shareholders is two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for such a Shareholder, and together holding or representing five percent of our outstanding shares entitled to vote at the meeting. All Holders of Common Shares are entitled to attend general meetings. The Company’s directors and our auditors are entitled to attend any meeting of the Shareholders, but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a Shareholder or proxyholder entitled to vote at the meeting.

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

C. MATERIAL CONTRACTS

The Company has not entered into any material contracts since June 6, 2014, except for the Master Services Agreement, dated as of March 31, 2015, by and between WIPRO Solutions Canada Limited and SMART Technologies ULC, and the Arrangement Agreement, dated as of May 26, 2016, among SMART Technologies Inc., 689522 N.B. Ltd., and Foxconn Singapore (Pte.).

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

E. TAXATION

Material Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person (a “U.S. Holder”), who acquires Common Shares and who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention (1980) (the “Tax Treaty”) at all relevant times is resident in the United States and is not resident in Canada, is eligible for benefits under the Tax Treaty, deals at arm’s length and is not affiliated with the Company, holds such Common Shares as capital property, and does not use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada or an authorized foreign bank (all as defined in the Canadian Tax Act).

This summary is based on the Company’s understanding of the current provisions of the Tax Treaty, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this Annual Report, and the current published administrative policies and assessing practices of the Canada Revenue Agency.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of Common Shares should consult their own tax advisors with respect to the income tax consequences to them having regard to their particular circumstances.

All amounts relevant in computing a U.S. Holder’s liability under the Canadian Tax Act are generally to be computed in Canadian dollars.

Taxation of Dividends

By virtue of the Canadian Tax Act and the Tax Treaty, the amount of any dividends paid or credited on the Common Shares to a U.S. Holder who is the beneficial owner of such dividends will generally be subject to Canadian non-resident withholding tax at the rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns at least 10% of the voting stock of the Company. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the United States, generally are exempt from Canadian non-resident withholding tax. Provided certain administrative procedures are observed by such organizations, the Company would not be required to withhold such tax from dividends paid or credited to them.

Disposition of Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition of Common Shares unless the Common Shares constitute taxable Canadian property, as defined in the Canadian Tax Act, at the time of such disposition. Generally, Common Shares will not be “taxable Canadian property” to a U.S. Holder at a particular time, where the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length hold a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with all such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (B) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (i) real or immoveable property situated in Canada, (ii) Canadian resource property, (iii) timber resource property, or (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the Common Shares of a particular U.S. Holder could be deemed to be taxable Canadian property to that holder. Even if the Common Shares are taxable Canadian property to a U.S. Holder, any gain on disposition may be exempt from tax under the Canadian Tax Act if the value of such shares at the time of disposition is not derived principally from real property situated in Canada within the meaning of the Tax Treaty. The Company is of the view that the value of the Common Shares should not be considered derived principally from such real property situated in Canada at any relevant time, such that any gain realized by a U.S. Holder upon the disposition of the Common Shares generally will be exempt from tax under the Canadian Tax Act.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Our filings with the SEC, including exhibits and schedules filed with this Annual Report, may be reviewed and copied at prescribed rates at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in July 2010.

Any reports, statements or other information that we file with the SEC may be read at the addresses indicated above and may also be accessed electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We also file reports, statements and other information with the CSA and these can be accessed electronically on SEDAR.

Our filings with the SEC and CSA may also be accessed electronically from our website at www.smarttech.com.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas:

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our earnings. We are exposed to foreign exchange risk primarily between the Canadian dollar and the U.S. dollar, the Euro and British pound sterling. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

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

For fiscal 2016, our net income would have decreased with a 10% depreciation in the average value of the Canadian dollar compared to the U.S. dollar by approximately $7 million, primarily as a result of our U.S. dollar-denominated debt, our U.S. dollar-denominated revenue and our Canadian dollar-denominated operating expenses. Our net income would have increased with a 10% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $3 million primarily as a result of revenue denominated in Euros.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our long-term debt and revolving credit facilities bear interest based on floating market rates. Changes in these market rates result in fluctuations in the cash flows required to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. In fiscal 2016, we did not enter into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

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

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months. See the section of this Annual Report entitled “Liquidity and Capital Resources” for more information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO, we and the holders of our then-outstanding Class B Shares, Apax Partners, Intel and IFF, entered into a Securityholders Agreement, which as subsequently amended provided that such holders would, until the termination of the agreement, vote their Class B Shares so as to ensure that our Board consisted of a total of up to eight directors, with two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

In April 2014, commensurate with the resignation of the founders, David Martin and Nancy Knowlton, from the Board of Directors, all of our issued and outstanding Class B Shares, which were entitled to multiple votes per share, were automatically converted into Class A Subordinate Voting Shares entitled to one vote per share. The Company no longer has any issued and outstanding Class B Shares and no further Class B Shares are permitted to be issued by the Company. In an amendment to the Company’s Articles of Incorporation approved at its annual general and special meeting of Shareholders held in August 2014, the Class A Subordinate Voting Shares were redesignated as Common Shares. The Securityholders Agreement provided that it would automatically terminate when there were no Class B Shareholders. The Securityholders Agreement was thus automatically terminated in accordance with its terms upon the resignation of Mr. Martin and Ms. Knowlton.

Neither IFF nor Intel is currently represented on the Board.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

As of March 31, 2016, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and the Interim Vice President, Finance and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Interim Vice President, Finance and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Management’s report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of March 31, 2016, the Company’s internal control over financial reporting was effective.

No attestation report of our registered public accounting firm

In accordance with SEC rules, this Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting.

Changes in internal control over financial reporting

During fiscal 2016 no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company has also adopted a Statement of Policy Regarding Insider Trading and Confidentiality that prohibits personnel from trading in securities of the Company while in possession of material non-public information regarding the Company, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with the Company.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, for fiscal 2015 and fiscal 2016 for professional services rendered are as follows:

	Fiscal Year Ended March 31,
	2016	2015
	(in thousands)
Audit fees	$488	$662
Audit-related fees	8	—
Tax fees	379	301
All other fees	—	8

Total	$874	$971

Audit Fees

The audit fees described above were billed for professional services rendered by KPMG for the audit of the Company’s annual financial statements and services that are normally provided by KPMG in connection with statutory and regulatory filings or statutory audits of subsidiaries for those fiscal years.

Audit-Related Fees

The audit-related fees described above were billed for professional services rendered by KPMG during fiscal 2016 for due diligence review services in addition to the performance of the audit or review of the Company’s financial statements.

Tax Services

The tax services described above were billed for professional services rendered by KPMG for tax compliance and tax planning advice.

All Other Fees

The aggregate fees billed for professional services in fiscal 2015 related to general accounting training.

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

Director Independence

Rule 5605(b)(1) of the NASDAQ requires that a majority of the members of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2), unless this is not required by the home country of the listed company. We follow applicable Canadian laws with respect to independence requirements, which do not require that a majority of the members of the board of directors be independent. Upon the resignation of Mr. David Martin and Ms. Nancy Knowlton from the Board in April 2014, the number of members of the Board was reduced from seven to five. Four of these five members are “independent directors” as defined in Rule 5605(a)(2). In addition, Rule 5605(c)(2)(A) of the NASDAQ requires that all of the members of the audit committee of the board of directors of a listed company must be “independent directors” as defined in Rule 5605(a)(2), and Rule 5605(c)(2)(A) requires that they be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement, and statement of cash flows. The Board has determined that all of the members of its Audit Committee are (i) “independent directors” as defined in Rule 5605(a)(2), and (ii) able to read and understand fundamental financial statements, and the Company’s Audit Committee thus satisfies all requirements of the NASDAQ.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of SMART Technologies Inc. are included at the end of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment of the Registrant

1.3(2)	Articles of Amendment of the Registrant

1.4(3)	Articles of Amendment of the Registrant

1.5(4)	Articles of Amendment of the Registrant

1.6(5)	Amended and Restated By-laws of the Registrant

2.1(7)	Specimen certificate evidencing Common Shares

4.1(6)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein.

4.2(7)	Revised Amended and Restated Equity Incentive Plan

4.3(5)	Form of Stock Option Agreement

4.4(5)	Form of RSU Agreement for U.S. Participants

4.5(5)	Form of Performance RSU Agreement for U.S. Participants

4.6(5)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.7(5)	Amended and Restated Participant Equity Loan Plan (PELP)

4.8(5)	Amended and Restated Loan Agreement (PELP)

4.9(5)	Amended and Restated Pledge Agreement (PELP)

4.10(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Warren Barkley

4.11(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

4.12(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

4.13(7)	Amending Agreement No. 4, dated effective as of March 31, 2016, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

Exhibit No.	Description

4.14(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Inc. to Warren Barkley regarding participation in the Executive Retention Award

4.15(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Neil Gaydon

4.16(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Neil Gaydon

4.17(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Neil Gaydon

4.18(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Inc. to Neil Gaydon regarding participation in the Executive Retention Award

4.19(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Corporation and Greg Estell

4.20(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Corporation and Greg Estell

4.21(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Corporation and Greg Estell

4.22(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Corporation to Greg Estell regarding participation in the Executive Retention Award

4.23(7)	Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.24(7)	Amending Agreement No. 1, dated effective as of November 5, 2015, to Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.25(7)	Amending Agreement No. 2, dated effective as of November 20, 2015, to Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.26(7)	Letter from SMART Technologies ULC to Steven Winkelmann regarding compensation package

4.27(7)	Letter dated effective as of December 9, 2015 from SMART Technologies ULC to Steven Winkelmann regarding participation in the Executive Retention Award

4.28(7)	Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

4.29(7)	Amending Agreement No. 1, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

Exhibit No.	Description

4.30(7)	Amending Agreement No. 2, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

4.31(7)	Letter dated effective as of December 9, 2015 from SMART Technologies ULC to Jeff Lowe regarding participation in the Executive Retention Award

4.32(7)	Revised Form of Director and Officer Indemnification Agreement

4.33(5)	Term Loan Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Certain Other Lenders

4.34(5)	ABL Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, Swing Line Lender and Joint ABL Agent, Morgan Stanley Bank, N.A., as L/C Issuer, Bank of America, N.A., as Joint ABL Agent, and Certain Other Lenders

4.35(5)	Lease dated as of May 7, 2013, between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

4.36(1)	Master Services Agreement dated as of March 31, 2015 by and between WIPRO Solutions Canada Limited and SMART Technologies ULC

4.37(8)	Arrangement Agreement among SMART Technologies Inc., 689522 N.B. Ltd., and Foxconn Singapore (Pte.) dated May 26, 2016

8.1(5)	Subsidiaries of the Registrant

11.1(5)	Code of Conduct

11.2(5)	Code of Ethics for CEO and Senior Financial Officers

12.1(7)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(7)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(7)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(7)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(7)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(7)(9)	XBRL Instance Document

101.SCH(7)(9)	XBRL Taxonomy Extension Schema Document

101.CAL(7)(9)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(7)(9)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(7)(9)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(7)(9)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on January 24, 2010, and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2015, and incorporated herein by reference.
(4)	Previously filed as an exhibit to a Form 6-K filed by the Registrant with the SEC on May 6, 2016, and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 27, 2013, and incorporated herein by reference.
(6)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.
(7)	Filed herewith.
(8)	Previously filed as an exhibit to a Form 6-K filed by the Registrant with the SEC on May 27, 2016, and incorporated herein by reference.
(9)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SMART TECHNOLOGIES INC.

	By:	/s/ Matt Sudak
Matt Sudak
Dated: June 7, 2016		Vice President, Legal, General Counsel and Corporate Secretary

1

SMART Technologies Inc.

Consolidated Financial Statements

Years ended March 31, 2016, 2015 and 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2016 and March 31, 2015, the consolidated statements of operations, comprehensive (loss) income, shareholders’ (deficit) equity and cash flows for each of the years in the three-year period ended March 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As discussed in Note 1 to the financial statements, the company has changed its method of presenting deferred taxes in the balance sheet as at March 31, 2016, due to the adoption of Accounting Standards Update 2015-17, Income Taxes. The comparative period has been revised to reflect the retrospective application.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2016 and March 31, 2015, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2016 in accordance with US generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants

May 26, 2016

Calgary, Canada

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31,

	2016	2015	2014
Revenue (note 1 (j))	$348,480	$492,919	$589,174
Cost of sales	247,169	261,057	340,107

Gross margin	101,311	231,862	249,067

Operating expenses
Selling, marketing and administration	78,127	103,858	116,880
Research and development	35,982	43,309	40,068
Depreciation and amortization of property and equipment (note 5)	8,078	11,266	16,357
Amortization of intangible assets	61	71	22,367
Restructuring costs (note 2)	5,080	6,108	5,891
Gain on sale of long-lived assets	—	(84)	(4,151)

	127,328	164,528	197,412

Operating (loss) income	(26,017)	67,334	51,655

Non-operating expenses (income)
Interest expense	18,270	19,958	21,446
Foreign exchange loss	1,244	11,107	9,904
Other income	(665)	(712)	(759)

	18,849	30,353	30,591

(Loss) income before income taxes	(44,866)	36,981	21,064

Income tax expense (recovery) (note 11)
Current	3,503	(1,945)	5,097
Deferred	12,534	14,798	(4,577)

	16,037	12,853	520

Net (loss) income	$(60,903)	$24,128	$20,544

(Loss) earnings per share (note 12)
Basic	$(4.99)	$1.98	$1.70
Diluted	$(4.99)	$1.91	$1.62

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income

(thousands of U.S. dollars)

For the years ended March 31,

	2016	2015	2014
Net (loss) income	$(60,903)	$24,128	$20,544
Other comprehensive income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(2,854)	(1,216)	3,280
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $92 ($281 and $394 for the years ended March 31, 2015 and March 31, 2014, respectively)	813	5,774	3,993
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the year ended March 31, 2015	—	(422)	—

	(2,041)	4,136	7,273

Total comprehensive (loss) income	$(62,944)	$28,264	$27,817

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$19,960	$54,465
Trade receivables, net of allowance for receivables of $4,205 and $4,392 (note 3)	46,572	61,584
Income taxes recoverable	5,349	7,432
Inventory (note 4)	42,651	51,638
Other current assets	6,661	6,466

	121,193	181,585

Inventory (note 4)	5,242	—
Property and equipment (note 5)	44,094	54,745
Deferred income taxes (note 11)	3,150	16,356
Deferred financing fees (note 8(b))	1,515	2,462
Other long-term assets	528	603

	$175,722	$255,751

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$8,929	$18,678
Accrued and other current liabilities (note 6)	36,575	44,340
Deferred revenue	16,458	13,134
Current portion of capital lease obligation (note 5)	1,152	1,103
Current portion of long-term debt (note 8)	12,500	10,156

	75,614	87,411

Long-term debt (note 8)	95,434	96,342
Capital lease obligation (note 5)	51,470	53,818
Deferred revenue	13,608	11,787
Deferred income taxes (note 11)	247	—
Other long-term liabilities	635	938

	237,008	250,296
Commitments and contingencies (note 13)
Shareholders’ (deficit) equity
Share capital (note 9)
Common Shares – no par value; unlimited shares authorized; issued 12,242,992 and 12,219,091	696,506	696,151
Treasury Shares (Common Shares) – 41,050	(840)	(840)
Accumulated other comprehensive income	631	2,672
Additional paid-in capital (notes 9 and 10)	44,478	48,630
Accumulated deficit	(802,061)	(741,158)

	(61,286)	5,455

	$175,722	$255,751

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ (Deficit) Equity

(thousands of U.S. dollars)

For the years ended March 31,

	2016	2015	2014
Share capital amount (note 9)
Balance at beginning of year	$695,311	$694,041	$692,270
Participant Equity Loan Plan (note 9)	43	234	603
Shares issued under stock plans (note 9)	312	1,036	1,168

Balance at end of year	695,666	695,311	694,041
Accumulated other comprehensive income (loss)
Balance at beginning of year	2,672	(1,464)	(8,737)
Other comprehensive (loss) income	(2,041)	4,136	7,273

Balance at end of year	631	2,672	(1,464)
Additional paid-in capital
Balance at beginning of year	48,630	43,738	41,281
Stock-based compensation (recovery) expense (note 10)	(3,840)	5,910	3,603
Shares issued under stock plans (note 9)	(312)	(1,018)	(1,146)

Balance at end of year	44,478	48,630	43,738
Accumulated deficit
Balance at beginning of year	(741,158)	(765,286)	(785,830)
Net (loss) income	(60,903)	24,128	20,544

Balance at end of year	(802,061)	(741,158)	(765,286)

Total shareholders’ (deficit) equity	$(61,286)	$5,455	$(28,971)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31,

	2016	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	$(60,903)	$24,128	$20,544
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment (note 5)	12,185	16,619	25,875
Amortization of intangible assets	61	160	22,463
Amortization of deferred financing fees (note 8(b))	884	1,023	3,471
Amortization of long-term debt discount	1,592	1,338	374
Non-cash (recovery) expense in other liabilities	(63)	98	(3,870)
Stock-based compensation (recovery) expense	(3,840)	5,910	3,603
Unrealized (gain) loss on foreign exchange	(1,011)	12,478	10,627
Deferred income tax expense (recovery)	12,534	14,798	(4,577)
Gain on liquidation of foreign subsidiary	—	(422)	—
Gain on sale of long-lived assets	—	(84)	(4,151)
Changes in operating assets and liabilities:
Trade receivables	14,233	19,829	(26,356)
Inventory	(413)	19,288	(18,634)
Other current assets	(227)	2,197	1,053
Income taxes recoverable	1,231	(5,864)	21,746
Accounts payable, accrued and other current liabilities	(12,970)	(40,231)	7,378
Deferred revenue	5,745	(53,574)	(29,530)
Other long-term assets	—	—	(465)

Cash (used in) provided by operating activities	(30,962)	17,691	29,551
Investing
Capital expenditures	(2,751)	(6,691)	(11,383)
Proceeds from sale of long-lived assets	—	116	4,221
Proceeds from sale-leaseback, net (note 5)	—	—	76,216

Cash (used in) provided by investing activities	(2,751)	(6,575)	69,054
Financing
Proceeds from long-term debt	10,000	5,000	127,950
Repayment of long-term debt	(10,156)	(14,375)	(302,912)
Financing fees paid	—	(12)	(4,824)
Repayment of capital lease obligation	(1,068)	(1,152)	(1,361)
Participant equity loan plan, net	41	224	559
Other	—	19	22

Cash used in financing activities	(1,183)	(10,296)	(180,566)
Effect of exchange rate changes on cash and cash equivalents	391	(4,501)	(1,276)

Net decrease in cash and cash equivalents	(34,505)	(3,681)	(83,237)
Cash and cash equivalents, beginning of year	54,465	58,146	141,383

Cash and cash equivalents, end of year	$19,960	$54,465	$58,146

Cash and cash equivalents are comprised as follows
Cash	$11,331	$26,592	$31,434
Cash equivalents	8,629	27,873	26,712

	$19,960	$54,465	$58,146

Supplemental cash flow disclosures:
Interest paid	$13,947	$15,110	$15,043
Income taxes paid	$2,050	$8,542	$3,093
Changes in non-cash capital expenditures in accounts payable and accrued and other current liabilities	$191	$1,559	$(676)
Non-cash acquisition of asset under capital lease	$—	$—	$70,936

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

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

Through its wholly owned subsidiary, SMART Technologies ULC, and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions. The Company generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

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

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, stock-based compensation, deferred income taxes, and investment tax credits. Actual results could differ from these estimates.

(c) Foreign currency translation and re-measurement

The Company’s Canadian operations and its foreign subsidiaries outside the United States (“U.S.”), which solely provide sales and marketing support, have the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

statements of operations as part of foreign exchange loss. The Company’s U.S. subsidiaries have the U.S. dollar as their functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the reporting period. Exchange gains or losses from the translation of these foreign subsidiaries’ financial results are credited or charged to foreign currency translation included in other comprehensive (loss) income and accumulated other comprehensive income as part of shareholders’ (deficit) equity.

The Company uses the U.S. dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive (loss) income and accumulated other comprehensive (loss) income as part of shareholders’ (deficit) equity.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash-on-hand and short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates collectability of specific customer receivables based on a variety of factors on a periodic basis. The Company considers currency risk, geopolitical risk, payment history, customer stability, the age of the trade receivable balances and other factors that may affect the customers’ ability to pay. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered.

(f) Inventory

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or net realizable value. Cost includes the cost of the material plus the applicable share of overhead. If the cost of the inventory exceeds its net realizable value, provisions are made for the difference between the cost and the net realizable value.

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

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The Company reviews property and equipment for impairment. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amounts to future undiscounted cash flows the asset is expected to generate. If property and equipment is considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

(h) Deferred financing fees

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

(i) Leases

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term, and included in depreciation and amortization of property and equipment in the consolidated statements of operations. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease agreement.

Gains associated with the fiscal 2014 sale-leaseback transaction were deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(j) Revenue recognition

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

For the years ended March 31, 2016, 2015 and 2014

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

Revenue recognition for arrangements with multiple deliverables

The Company’s interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

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

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company sells its product.

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

Change in accounting estimate

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which became mandatory in April 2014, the Company ceased its past practice of providing technical support services and upgrades over the life of a product. At the time of the announcement in September 2013, the Company reassessed the estimated period that support services and unspecified software upgrades were expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales would end on March 31, 2015 and therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing September 24, 2013. No further changes in estimate were made after September 2013. Therefore, there is no continuing impact on operating income and net income subsequent to March 31, 2015. For fiscal year 2015, the effect of this change on operating income and net income was an increase of $37,839 and $28,379 (2014—$20,303 and $15,227) respectively and the impact on earnings per share was $2.33 and $2.24 (2014—$1.26 and $1.20) on a basic and diluted basis, respectively.

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

(k) Financial instruments

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

All derivative financial instruments are recognized at fair value on the consolidated balance sheet. Fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not apply hedge accounting to any of its financial instruments.

(l) Income taxes

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

For the years ended March 31, 2016, 2015 and 2014

apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company’s practice is to recognize interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations.

(m) Investment tax credits

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

(n) Research and product development costs

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

(o) Earnings per share

Per share amounts are based on the weighted-average number of Common Shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(p) Warranty provision

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

(q) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

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

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability and intent to settle the awards in Common Shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s Common Shares on the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

(r) Participant equity loan plan

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

(s) Restructuring costs

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

(t) Legal and other contingencies

The Company is subject to a number of legal proceedings and claims arising out of the conduct of the Company’s business. A liability is recorded when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Should the Company fail to prevail in any of these legal matters or should several legal matters be resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(u) Reclassification

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(v) Recent accounting guidance adopted

In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update changed the guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance prospectively, as permitted. The early adoption did not impact the Company’s results of operations, financial condition or disclosures.

In November 2015, the FASB issued a new accounting standard update to change the balance sheet classification of deferred taxes. The amendments in this update eliminate the requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified balance sheet. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance retrospectively, as permitted. Previously reported current deferred income taxes and non-current deferred income taxes, classified under current assets and non-current assets, respectively, have been revised to reflect the retrospective application as follows as at March 31, 2015:

March 31, 2015
Current deferred income taxes, as reported	$8,052
Reclassification of deferred income taxes	(8,052)

Current deferred income taxes, as reclassified	$—

March 31, 2015
Non-current deferred income taxes, as reported	$8,304
Reclassification of deferred income taxes	8,052

Non-current deferred income taxes, as reclassified	$16,356

(w) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard, as well as subsequent updates, which will supersede existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for the Company beginning April 1, 2018. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. This new guidance will be effective for the Company beginning April 1, 2016. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued a new accounting standard on leases which will supersede existing leases guidance. The standard requires companies to include the majority of their lease obligations in their balance sheet, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability. The standard also requires expanded disclosures surrounding lease transactions. The standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and allows for modified retrospective adoption. Early adoption is permitted. The new standard will be effective for the Company beginning April 1, 2019. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update to simplify the accounting for share-based payments. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. This new guidance will be effective for the Company beginning April 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2016 October restructuring

In the third quarter of fiscal 2016, the Company updated its financial outlook and subsequently implemented cost reduction initiatives primarily relating to kapp sales and marketing activities and related R&D spend. The restructuring plan was substantially completed as at December 31, 2015.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Changes in the accrued restructuring obligation associated with the fiscal 2016 October restructuring activities were as follows:

Year ended March 31, 2016
Employee Termination Costs
Restructuring costs incurred	$3,870
Restructuring costs paid	(3,809)
Adjustments	(24)
Currency translation adjustment	(20)

Balance at end of year	$17

At March 31, 2016, the accrued fiscal 2016 October restructuring obligation of $17 was included in accrued and other current liabilities.

(b) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which merged the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments were centralized at the corporate level. The restructuring plan included outsourcing of the Company’s information technology function. The restructuring plan was substantially completed as at September 30, 2015.

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Year ended March 31, 2016
	Employee Termination Costs	Other Restructuring Costs	Total
Balance at beginning of year	$4,066	$31	$4,097
Restructuring costs paid	(4,111)	(31)	(4,142)
Adjustments	373	—	373
Currency translation adjustment	(68)	—	(68)

Balance at end of year	$260	$—	$260

	Year ended March 31, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Restructuring costs incurred	$4,127	$240	$4,367
Restructuring costs paid	(38)	(207)	(245)
Currency translation adjustment	(23)	(2)	(25)

Balance at end of year	$4,066	$31	$4,097

At March 31, 2016, the accrued fiscal 2015 March restructuring obligation of $260 was included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(c) Other restructuring activities

Other restructuring activities undertaken from fiscal 2012 to 2015 included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions, the transfer of interactive display assembly operations to contract manufacturers and a change in business focus for specific regions including movement to a leaner organizational structure with additional reliance placed on key channel partners.

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Year ended March 31, 2016
	Employee Termination Costs	Facilities Costs	Total
Balance at beginning of year	$1,053	$217	$1,270
Restructuring costs paid	(379)	(1,094)	(1,473)
Adjustments	(98)	959	861
Currency translation adjustment	47	(82)	(35)

Balance at end of year	$623	$—	$623

	Year ended March 31, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	2,194	—	781	2,975
Accretion expense	—	8	—	8
Restructuring costs paid	(5,165)	(4,048)	(339)	(9,552)
Adjustments	(869)	24	(397)	(1,242)
Currency translation adjustment	(307)	104	(36)	(239)

Balance at end of year	$1,044	$217	$9	$1,270

	Year ended March 31, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of year	$5,890	$7,518	$84	$13,492
Restructuring costs incurred	6,374	235	681	7,290
Accretion expense	—	218	—	218
Restructuring costs paid	(5,005)	(3,949)	(530)	(9,484)
Adjustments	(1,986)	585	(216)	(1,617)
Currency translation adjustment	(82)	(478)	(19)	(579)

Balance at end of year	$5,191	$4,129	$—	$9,320

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

At March 31, 2016, the Company has incurred total restructuring costs to date of $42,607 since the commencement of the other restructuring activities discussed above, comprised of employee termination benefits of $27,444, facilities costs of $12,651, and other restructuring costs of $2,512.

At March 31, 2016, $623 (March 31, 2015 – $1,113) of the accrued other restructuring obligation was included in accrued and other current liabilities and nil (March 31, 2015 – $157) was included in other long-term liabilities.

3. Trade receivables

The activity in the allowance for doubtful receivables was as follows:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	$4,392	$3,182	$3,500
Charge to bad debts expense	768	2,288	516
Write-off of receivables	(862)	(439)	(542)
Currency translation adjustment	(93)	(639)	(292)

Balance at end of year	$4,205	$4,392	$3,182

4. Inventory

The components of inventory were as follows:

	March 31, 2016	March 31, 2015
Finished goods	$47,139	$51,113
Raw materials	754	525
Non-current inventory	(5,242)	—

Current inventory	$42,651	$51,638

As a result of slower than anticipated SMART kapp sales, during the third quarter of fiscal 2016, the Company assessed and revised its future demand assumptions for finished goods and raw materials. Based on these revised demand assumptions, the Company recorded an inventory adjustment of $20,555 in the third quarter of fiscal 2016 within cost of sales, of which $13,226 related to finished goods and raw materials and $7,329 related to purchase commitments. The Company also classified the portion of inventory that is not reasonably expected to be realized in cash during the next 12 months as non-current.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

5. Property and equipment

The components of property and equipment were as follows:

	March 31, 2016	March 31, 2015
Cost
Asset under capital lease, net of deferred gain	$45,604	$46,030
Information systems, hardware and software	50,953	56,054
Assembly equipment, furniture, fixtures and other	21,398	28,780
Assets under development	418	1,082

	$118,373	$131,946
Accumulated depreciation and amortization
Asset under capital lease, net of deferred gain	$8,094	$5,424
Information systems, hardware and software	47,268	48,741
Assembly equipment, furniture, fixtures and other	18,917	23,036

	$74,279	$77,201
Net book value
Asset under capital lease, net of deferred gain	$37,510	$40,606
Information systems, hardware and software	3,685	7,313
Assembly equipment, furniture, fixtures and other	2,481	5,744
Assets under development	418	1,082

	$44,094	$54,745

Depreciation and amortization expense was $12,185, $16,619 and $25,875 in fiscal years 2016, 2015 and 2014 respectively. The amount of depreciation expense included in cost of sales amounted to $4,107, $5,353 and $9,518 for fiscal years 2016, 2015 and 2014 respectively.

Sale-leaseback transaction

In fiscal 2014, the Company sold its global headquarters building for proceeds of $76,216, net of transaction fees, with gains on sale of CDN$15,000. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The effective interest rate on the capital lease obligation outstanding was 6.6%. Under the lease, the Company is responsible for the management fees and cost of utilities, insurance, taxes and maintenance expenses.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

Future minimum annual payments under capital lease at March 31, 2016 are as follows:

Fiscal year ending March 31,

Annual minimum lease payments
2017	$4,585
2018	4,585
2019	4,922
2020	4,952
2021	4,952
2022 and thereafter	65,940

Total minimum lease payments	$89,936
Less: imputed interest on capital lease	37,314

Present value of minimum lease payments	$52,622

6. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	March 31, 2016	March 31, 2015
Product warranty (note 7)	$12,787	$11,448
Accrued compensation and employee benefits	3,873	8,418
Accrued restructuring liabilities (note 2)	900	5,210
Accrued purchase commitments	4,178	485
Other current liabilities	14,837	18,779

	$36,575	$44,340

Other current liabilities, as noted in the table above, include, among other things, freight liabilities, in-transit inventory liabilities and marketing program liabilities, none of which are greater than 5% of the current liabilities balance.

7. Product warranty

Changes in the accrued warranty obligation were as follows:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	$11,448	$17,775	$19,794
Actual warranty costs incurred	(7,301)	(12,552)	(10,995)
Warranty expense	8,811	8,274	10,502
Currency translation adjustment	(171)	(2,049)	(1,526)

Balance at end of year	$12,787	$11,448	$17,775

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

8. Long-term debt and credit facilities

The components of long-term debt were as follows:

	March 31, 2016	March 31, 2015
Term loan	$100,781	$110,938
Unamortized debt discount	(2,847)	(4,440)
Current portion of long-term debt	(12,500)	(10,156)
Asset-based loan	10,000	—

	$95,434	$96,342

Long-term debt repayments for each of the next five years are as follows:

	Fiscal year ending March 31,
	2017	2018	2019	2020	2021	Total
Long-term debt principal	$12,500	$98,281	$—	$—	$—	$110,781
Future interest obligations on long-term debt	$10,525	$7,640	$—	$—	$—	$18,165

All debt and credit facilities are U.S. dollar facilities. The Company’s debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) maturing on January 31, 2018 and a four-year, $50,000 asset-based loan (the “ABL”) maturing on July 31, 2017. The Term loan and the ABL are secured by substantially all assets of the Company. At March 31, 2016, $10,000 was drawn from the ABL facility (March 31, 2015—undrawn).

The Term loan requires mandatory repayments, on a quarterly basis, of 7.5% per annum during the first two-and-a-half years and 10.0% per annum in the last two years. In addition, the Term loan is subject to an annual excess cash flow sweep, as defined under the credit agreement. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1,000 at March 31, 2016 (March 31, 2015—$1,000). The Company had $20,454 of availability from the ABL facility at March 31, 2016.

Borrowings under the Term loan and ABL bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is LIBOR plus 2.5% at March 31, 2016.

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

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(b) Deferred financing fees

In July 2013, the Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the credit facility refinancing and the subsequent full repayment of a previous long-term facility. These fees are included in interest expense.

In July 2013, the Company incurred fees of $4,541 relating to the Term loan and the ABL. The Company recorded amortization of deferred financing fees of $884, $1,023 and $3,471 for fiscal years 2016, 2015 and 2014, respectively.

9. Share capital

In April 2014, the Company announced the conversion of 7,946,420 Class B Shares into single vote Class A Subordinate Voting Shares effective April 17, 2014. The Company no longer has any issued and outstanding Class B Shares that carry multiple voting privileges and no further Class B Shares are permitted to be issued by the Company. The Class A Subordinate Voting Shares have been re-designated as Common Shares.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

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

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The share capital activity was as follows:

	Amount	Number of Shares
Common Shares
Balance at March 31, 2013	$454,703	4,152,117
Participant Equity Loan Plan	603	—
Shares issued under stock plans	1,168	65,110

Balance at March 31, 2014	$456,474	4,217,227
April 2014 share conversion	238,407	7,946,420
Participant Equity Loan Plan	234	—
Shares issued under stock plans	1,036	55,444

Balance at March 31, 2015	$696,151	12,219,091
Participant Equity Loan Plan	43	—
Shares issued under stock plans	312	23,901

Balance at March 31, 2016	$696,506	12,242,992
Common Shares – Treasury Shares
Balance at March 31, 2014	$(840)	(41,050)

Balance at March 31, 2015	$(840)	(41,050)

Balance at March 31, 2016	$(840)	(41,050)
Class B Shares
Balance at March 31, 2014	$238,407	7,946,420
April 2014 share conversion	(238,407)	(7,946,420)

Balance at March 31, 2015	$—	—

Balance at March 31, 2016	$—	—

Total share capital	$695,666	12,201,942

10. Stock-based compensation

The Amended and Restated Equity Incentive Plan provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees and consultants of the Company and its subsidiaries. The Company has reserved for issuance Common Shares representing up to 12% of the total outstanding Common Shares. At March 31, 2016, there were 502,792 stock-based awards available for future grant.

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

(a) Stock options

Stock options may be settled in cash or shares of the Company at the option of the Company. Stock options vest either over 3 to 4 years or cliff-vest after 3 years, and have a 5 year term.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions:

	Year ended March 31,
	2016	2015	2014
Risk-free interest rate	1.22%	1.19%	0.70%
Expected volatility	66.68%	64.85%	61.51%
Expected life in years	3.8	4.0	3.5
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value of options granted	$4.90	10.10	$9.40

The expected risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected life of the option. The expected volatility used in the stock option valuation is the Company’s historical volatility over the options’ expected life from the date of grant. The expected life is based on the Company’s estimated expected exercise pattern of the options. The expected dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s stock option plan:

	Number of options	Weighted- average exercise price	Weighted-average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2013	308,820	$68.61	3.42	$37
Granted	112,898	21.25	—
Exercised/Released	(1,338)	16.16	—
Forfeited	(74,246)	88.40	—

Balance at March 31, 2014	346,134	$49.08	2.77	$5,901
Granted	225,278	20.43	—
Exercised/Released	(1,162)	16.20	—
Forfeited	(73,364)	45.38	—

Balance at March 31, 2015	496,886	$36.71	2.03	$—
Granted	313,621	9.94	—
Forfeited	(243,517)	24.52	—
Expired	(36,400)	166.42	—

Balance at March 31, 2016	530,590	$17.58	1.90	$16

Vested or expected to vest as of March 31, 2016	444,374	$18.67	1.79	$11
Exercisable at March 31, 2016	135,712	$28.33	1.05	$—

As at March 31, 2016, the total compensation cost not yet recognized related to unvested stock options was $1,098. This amount is expected to be recognized over the next 32 months on a weighted-average basis. Cash received from stock options exercised for fiscal 2016 was nil (2015 – $19; 2014 – $22). The total intrinsic value of stock options exercised in fiscal 2016 was nil (2015 – $6; 2014 – $17).

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and vest immediately. DSUs are settled upon retirement or death, and may be settled in cash or shares of the Company at the option of the Company.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s deferred share plan:

	Year ended March 31,
	2016	2015	2014
Balance at beginning of year	14,798	10,375	6,000
Granted	7,200	4,423	6,375
Exercised/Released	—	—	(2,000)
Forfeited	—	—	—

Balance at end of year	21,998	14,798	10,375

(c) Restricted share units

Restricted share units (“RSUs”) are issued to employees of the Company and may be settled in cash or shares of the Company at the option of the Company. Time-based RSUs either vest over 3 to 4 years or cliff-vest after 3 years. Performance-based RSUs vest after three years and the number of units released is dependent upon meeting certain performance conditions.

During fiscal years 2016, 2015 and 2014, the following activity occurred under the Company’s restricted share plan:

	Number of time- based RSUs	Weighted- average fair value	Number of performance- based RSUs	Weighted- average fair value
Balance at March 31, 2013	183,184	$15.87	8,763	$43.70
Granted	35,000	18.21	475,000	14.98
Exercised/Released	(61,773)	17.33	—	—
Forfeited	(42,126)	13.51	(73,750)	15.87

Balance at March 31, 2014	114,285	$16.67	410,013	$15.44
Granted	59,531	21.89	—	—
Exercised/Released	(54,282)	18.59	—	—
Forfeited	(18,245)	15.27	(69,813)	18.36

Balance at March 31, 2015	101,289	$18.96	340,200	$14.84
Granted	132,980	10.69	27,700	11.80
Exercised/Released	(23,901)	13.03	—	—
Forfeited	(56,788)	14.60	(107,700)	13.96

Balance at March 31, 2016	153,580	$14.33	260,200	$14.88

As at March 31, 2016, estimated total compensation expense not yet recognized related to all unvested RSUs was $1,122 which is expected to be recognized over the next 32 months.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(d) Stock-based compensation expense

A summary of the stock-based compensation expense included in the Consolidated Statements of Operations for fiscal years 2016, 2015 and 2014 is as follows:

	Year ended March 31,
	2016	2015	2014
Selling, marketing and administration	$(3,821)	$5,016	$3,243
Research and development	(19)	894	360

Total stock-based compensation (recovery) expense	$(3,840)	$5,910	$3,603

In fiscal 2016, the Company recorded a stock-based compensation recovery of $3,840, which included a recovery of $5,716 with respect to performance-based RSUs as it was determined to be improbable that the performance conditions will be satisfied.

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Year ended March 31,
	2016	2015	2014
(Loss) income before income taxes
Domestic	$(51,981)	$17,435	$30,594
Foreign	7,115	19,546	(9,530)

	$(44,866)	$36,981	$21,064
Combined tax rate	26.50%	25.00%	25.00%

Expected income tax (recovery) expense	$(11,889)	$9,245	$5,266
Adjustments
Non-deductible, non-taxable items	(1,502)	3,684	1,768
Tax rate variance	(853)	1,646	1,000
Change in valuation allowance	27,483	1,446	(2,807)
Investment tax credits	2,398	(2,618)	(5,176)
Other	400	(550)	469

Income tax expense	$16,037	$12,853	$520

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The components of the deferred income tax assets and liabilities were as follows:

	March 31, 2016	March 31, 2015
Deferred income tax assets
Inventory	$—	$146
Non-capital losses	12,099	1,953
Foreign non-capital losses	5,529	5,691
Property, plant and equipment	2,061	1,399
Allowance for bad debts	433	135
Deferred revenue	10,780	6,765
Capital lease obligation	1,324	818
Accrued restructuring	67	269
Warranty	3,453	4,933
Deferred financing fees	524	256
Long-term debt	2,585	2,090
Intangible assets	123	88
Other	412	503

Total deferred income tax assets	39,390	25,046
Deferred income tax liabilities
Inventory	26	—
Investment tax credits	939	651

Total deferred income tax liabilities	965	651

Net deferred income tax assets before valuation allowance	38,425	24,395
Valuation allowance	35,522	8,039

Net deferred income tax assets after valuation allowance	$2,903	$16,356

Deferred income tax asset	$3,150	$16,356
Deferred income tax liability	247	—

	$2,903	$16,356

The Company had consolidated non-capital losses for income tax purposes of $64,523 at March 31, 2016 (Canada – $44,794, New Zealand – $19,598, Other – $131) (March 31, 2015 – $28,182 (Canada – $7,873, New Zealand – $20,168, Other – $141)) which will expire at various times through 2036.

The Company had consolidated investment tax credit carryforwards for income tax purposes of $2,570 (March 31, 2015 – $2,605) that will expire at various times through 2036.

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company assessed the impact of the fiscal 2016 financial performance together with the uncertainty surrounding the timing of a return in generating taxable income in Canada. As a result, the Company recorded a $27,483 valuation allowance during fiscal 2016 against its Canadian and international deferred tax

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

assets to the extent that they are not expected to be realized through the reversal of taxable temporary differences and loss carrybacks. This accounting treatment has no effect on the Company’s actual ability to utilize the deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2008. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2008. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income (loss) for the period in which such determinations are made.

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

12. (Loss) earnings per share amounts

Basic (loss) earnings per share is computed based on the weighted average number of shares of Common Shares outstanding during the year. Diluted (loss) earnings per share is computed based on the weighted average number of shares of Common Shares plus the effect of dilutive potential Common Shares outstanding during the year using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted (loss) earnings per share were as follows:

	Year ended March 31,
	2016	2015	2014
Net (loss) income available to common shareholders	$(60,903)	$24,128	$20,544
Weighted-average number of shares outstanding	12,197,167	12,158,169	12,099,703
Effect of dilutive securities	—	493,643	582,314

Weighted-average diluted shares	12,197,167	12,651,812	12,682,017

Basic (loss) earnings per share	$(4.99)	$1.98	$1.70
Diluted (loss) earnings per share	$(4.99)	$1.91	$1.62

No dilutive securities were included in the diluted earnings per share calculation for fiscal 2016 due to a net loss reported. Anti-dilutive securities excluded from the calculations of diluted earnings per share were 17,305 and 11,792 for fiscal years 2015 and 2014, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

13. Commitments and contingencies

(a)	Commitments

	Fiscal year ending March 31,
	2017	2018	2019	2020	2021 and thereafter	Total
Operating leases	$1,730	$1,794	$1,487	$1,426	$—	$6,437

The operating lease commitments relate primarily to office space and represent the minimum commitments under these agreements. The lease terms range from 3 to 12 years. The Company incurred rental expense of $1,966, $2,132 and $2,436 for fiscal years 2016, 2015 and 2014, respectively.

Commitments have been calculated using foreign exchange rate in effect at March 31, 2016. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. It is not anticipated that the Company would suffer a material loss in the event that it is required to honor these guarantees.

14. Segment disclosure

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discrete financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. Therefore, the Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment.

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Year ended March 31,
	2016	2015	2014
Revenue
United States	$194,596	$255,544	$266,610
Canada	29,041	37,852	62,979
Europe, Middle East and Africa	105,846	152,569	167,099
Rest of World	18,997	46,954	92,486

	$348,480	$492,919	$589,174

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

For fiscal 2016 and fiscal 2015, one distributor accounted for 20% and 16% of total revenue, respectively. For fiscal 2014, no single distributor or reseller accounted for more than 10% of revenues.

15. Financial instruments

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

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar (“USD”), the Euro (“EUR”), and British pound sterling (“GBP”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar-denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company does not apply hedge accounting to its interest rate derivatives.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this credit risk.

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

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

March 31, 2016

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$8,629	$—	$—	$8,629
Derivative instruments	—	726	—	726

Total assets	$8,629	$726	$—	$9,355

Liabilities
Derivative instruments	$—	$125	$—	$125

Total liabilities	$—	$125	$—	$125

March 31, 2015

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

(a) Fair value of derivative contracts

March 31, 2016
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(48)	Apr 2016 to Jun 2016	1.2492 – 1.2946	USD 4,000	Sell
	293	Apr 2016 to Oct 2016	1.3762 – 1.5920	EUR 9,000	Sell
	356	Apr 2016 to Sep 2016	2.0201 – 2.0201	GBP 3,000	Sell

$601

March 31, 2015
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(607)	Apr 2015 to Nov 2015	1.1294 – 1.2152	USD 7,000	Sell
	639	Apr 2015 to Dec 2015	1.4010 – 1.4938	EUR 20,000	Sell
	(320)	Apr 2015 to Nov 2015	1.7906 – 1.8354	GBP 5,500	Sell

$(288)

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. At March 31, 2016, the fair value of foreign exchange derivative contracts includes $726 in other current assets (March 31, 2015 – $639) and $125 in accrued and other current liabilities (March 31, 2015 – $927). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded a loss of $1,688, a gain of $1,295 and a loss of $5,784 on these contracts for fiscal years 2016, 2015 and 2014, respectively.

The Company enters into interest rate derivative contracts to hedge its risks in the changes of market interest rates against the Company’s financial instruments. The Company did not enter into any interest rate derivative contracts in fiscal 2016. The Company recorded gains of $242 and $720 for fiscal 2015 and fiscal 2014, respectively.

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

(b) Long-term debt

The estimated fair value of the Company’s Term loan has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of the Term loan was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2016, 2015 and 2014

and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s Term loan are as follows:

	March 31, 2016		March 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$100,781	$99,671	$110,938	$111,424

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

16. Subsequent events

In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All stock-related disclosures have been retroactively adjusted to reflect the share consolidation for all years presented.

On May 26, 2016, the Company announced that it entered into an arrangement agreement under which Foxconn Technology Group has agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share. The arrangement agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by SMART shareholders, and is expected to close during the second quarter of fiscal 2017.

EXHIBIT INDEX

Exhibit No.	Description

1.1(1)	Articles of Incorporation of the Registrant

1.2(2)	Articles of Amendment of the Registrant

1.3(2)	Articles of Amendment of the Registrant

1.4(3)	Articles of Amendment of the Registrant

1.5(4)	Articles of Amendment of the Registrant

1.6(5)	Amended and Restated By-laws of the Registrant

2.1(7)	Specimen certificate evidencing Common Shares

4.1(6)	Form of Amended and Restated Registration Rights Agreement, among SMART Technologies Inc. and the shareholders of SMART Technologies Inc. named therein.

4.2(7)	Revised Amended and Restated Equity Incentive Plan

4.3(5)	Form of Stock Option Agreement

4.4(5)	Form of RSU Agreement for U.S. Participants

4.5(5)	Form of Performance RSU Agreement for U.S. Participants

4.6(5)	Form of Notice of Deferred Share Unit Award for U.S. Participants

4.7(5)	Amended and Restated Participant Equity Loan Plan (PELP)

4.8(5)	Amended and Restated Loan Agreement (PELP)

4.9(5)	Amended and Restated Pledge Agreement (PELP)

4.10(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Warren Barkley

4.11(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

4.12(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

4.13(7)	Amending Agreement No. 4, dated effective as of March 31, 2016, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Warren Barkley

4.14(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Inc. to Warren Barkley regarding participation in the Executive Retention Award

4.15(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Inc. and Neil Gaydon

4.16(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Neil Gaydon

1

Exhibit No.	Description

4.17(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Inc. and Neil Gaydon

4.18(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Inc. to Neil Gaydon regarding participation in the Executive Retention Award

4.19(5)	Executive Employment Agreement, dated effective as of November 7, 2013, and Amending Agreement No. 1 thereto, dated effective as of May 16, 2014, between SMART Technologies Corporation and Greg Estell

4.20(7)	Amending Agreement No. 2, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Corporation and Greg Estell

4.21(7)	Amending Agreement No. 3, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 7, 2013, between SMART Technologies Corporation and Greg Estell

4.22(7)	Letter dated effective as of December 9, 2015 from SMART Technologies Corporation to Greg Estell regarding participation in the Executive Retention Award

4.23(7)	Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.24(7)	Amending Agreement No. 1, dated effective as of November 5, 2015, to Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.25(7)	Amending Agreement No. 2, dated effective as of November 20, 2015, to Manager Employment Agreement, dated effective as of November 13, 2014, between SMART Technologies ULC and Steven Winkelmann

4.26(7)	Letter from SMART Technologies ULC to Steven Winkelmann regarding compensation package

4.27(7)	Letter dated effective as of December 9, 2015 from SMART Technologies ULC to Steven Winkelmann regarding participation in the Executive Retention Award

4.28(7)	Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

4.29(7)	Amending Agreement No. 1, dated effective as of November 5, 2015, to Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

4.30(7)	Amending Agreement No. 2, dated effective as of November 20, 2015, to Executive Employment Agreement, dated effective as of November 4, 2014, between SMART Technologies ULC and Jeff Lowe

4.31(7)	Letter dated effective as of December 9, 2015 from SMART Technologies ULC to Jeff Lowe regarding participation in the Executive Retention Award

4.32(7)	Revised Form of Director and Officer Indemnification Agreement

4.33(5)	Term Loan Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent and Collateral Agent, and Certain Other Lenders

2

Exhibit No.	Description

4.34(5)	ABL Credit Agreement dated as of July 31, 2013 among SMART Technologies ULC, as Borrower, SMART Technologies Inc., as Parent, Morgan Stanley Senior Funding, Inc., as Administrative Agent, Collateral Agent, Swing Line Lender and Joint ABL Agent, Morgan Stanley Bank, N.A., as L/C Issuer, Bank of America, N.A., as Joint ABL Agent, and Certain Other Lenders

4.35(5)	Lease dated as of May 7, 2013, between HOOPP Realty Inc., as Landlord, and SMART Technologies Inc., as Tenant

4.36(1)	Master Services Agreement dated as of March 31, 2015 by and between WIPRO Solutions Canada Limited and SMART Technologies ULC

4.37(8)	Arrangement Agreement among SMART Technologies Inc., 689522 N.B. Ltd., and Foxconn Singapore (Pte.) dated May 26, 2016

8.1(5)	Subsidiaries of the Registrant

11.1(5)	Code of Conduct

11.2(5)	Code of Ethics for CEO and Senior Financial Officers

12.1(7)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2(7)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1(7)	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2(7)	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1(7)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

101.INS(7)(9)	XBRL Instance Document

101.SCH(7)(9)	XBRL Taxonomy Extension Schema Document

101.CAL(7)(9)	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF(7)(9)	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB(7)(9)	XBRL Taxonomy Extension Label Linkbase Document

101.PRE(7)(9)	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on January 24, 2010, and incorporated herein by reference.
(2)	Previously filed as an exhibit to Amendment No. 2 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on July 12, 2010, and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2015, and incorporated herein by reference.
(4)	Previously filed as an exhibit to a Form 6-K filed by the Registrant with the SEC on May 6, 2016, and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F filed with the SEC on June 27, 2013, and incorporated herein by reference.
(6)	Previously filed as an exhibit to Amendment No. 1 to the Registrant’s registration statement on Form F-1 (No. 333-167738), filed with the SEC on June 28, 2010, and incorporated herein by reference.

3

(7)	Filed herewith.
(8)	Previously filed as an exhibit to a Form 6-K filed by the Registrant with the SEC on May 27, 2016, and incorporated herein by reference.
(9)	This Interactive Data File is deemed not filed or part of an annual report for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

4